5/2

05007711

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Media Capital, SGPS, S.A.

*CURRENT ADDRESS Rua Mario Castelhano nº 40,
Queluz de Baixo
2749-502 Barcarena, Portugal

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 0 6 2005
THOMSON
FINANCIAL

FILE NO. 82- 34823 FISCAL YEAR

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DAT : 5/5/05

OFFERING CIRCULAR

Media Capital

Grupo Media Capital, SGPS, S.A.

(incorporated with limited liability in the Republic of Portugal)

Global Offering of 49,975,013 Shares

Institutional Offering of 46,475,013 Shares as part of the Global Offering

(subject to an Over-allotment Option of 7,496,252 Shares)

22,988,505 subscribed and paid for newly issued ordinary shares of nominal value €0.09 each ("Shares") of Grupo Media Capital, SGPS, S.A. (the "Company"), a company organised under the laws of the Republic of Portugal, issued in a share capital increase on or about 2 April 2004 (the "New Share Capital Increase") and 26,986,508 Shares held by the Selling Shareholders (as defined in "Summary–The Global Offering") are being offered in the Global Offering. 46,475,013 Shares are being offered in an offering (i) outside the United States to certain persons, including institutions in Portugal, in offshore transactions in reliance on Regulation S ("Regulation S") under the U.S. Securities Act of 1933 (the "Securities Act") and (ii) in the United States only to qualified institutional buyers ("QIBs") as defined in, and in reliance on, Rule 144A ("Rule 144A") under the Securities Act (the "Institutional Offering"). 3,500,000 Shares are also being offered to retail investors, including employees of the Company and its consolidated subsidiaries as part of an employee offering (the "Employee Offering"), in Portugal (the "Retail Offering" and, together with the Institutional Offering, the "Global Offering").

The Selling Shareholders have granted the Initial Purchasers, as specified herein, an option (the "Over-allotment Option"), exercisable by Credit Suisse First Boston (Europe) Limited until 30 days after the Closing Date to purchase a maximum of 7,496,252 additional Shares, solely to cover over-allotments, if any, in connection with the Global Offering.

Prior to the Global Offering, there has been no public market for the Shares of the Company. Application has been made to list the Shares on Euronext Lisbon and it is expected that such listing will become effective on or about 31 March 2004 under the symbol "MCP".

Offer Price: €4.35 per Share

For a discussion of certain factors that should be considered in connection with an investment in the Shares, see "Risk Factors".

THE SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT AND, SUBJECT TO CERTAIN EXCEPTIONS, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES. THE SHARES ARE BEING OFFERED AND SOLD OUTSIDE THE UNITED STATES TO NON-U.S. PERSONS IN RELIANCE ON REGULATION S AND WITHIN THE UNITED STATES TO QIBS IN RELIANCE ON RULE 144A. PROSPECTIVE PURCHASERS ARE HEREBY NOTIFIED THAT SELLERS OF THE SHARES MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A. FOR A DESCRIPTION OF THESE AND CERTAIN FURTHER RESTRICTIONS ON OFFERS, SALES AND TRANSFERS OF THE SHARES AND THE DISTRIBUTION OF THIS OFFERING CIRCULAR, SEE "PLAN OF DISTRIBUTION" AND "TRANSFER RESTRICTIONS".

The Shares are being offered by the Initial Purchasers when, as and if delivered to and accepted by the Initial Purchasers and subject to their right to reject orders in whole or in part. It is expected that delivery of the Shares will be made in Portugal on or about 2 April 2004 (the "Closing Date"), against payment therefor in euro in same day funds. See "Plan of Distribution".

Global Coordinator & Sole Bookrunner

Credit Suisse First Boston

Joint Lead Managers

Espírito Santo Investment **JPMorgan**

Co-Managers

Caixa-Banco de Investimento **BNP PARIBAS** **Banif Investment Banking**

Recognition of Revenue from the Production of Television Programmes

Revenue generated by the production of television programmes forms part of the Group's other operating revenue (both in the case of programmes that are produced for sale to third parties and programmes that are produced for broadcast by TVI) and is recognised in accordance with the percentage of completion method of accounting. The percentage of completion method of accounting relies on initial estimates by Management of the total cost of producing a given programme and provides for the recognition of revenue during a reporting period of an amount of other operating revenue corresponding to the percentage of total estimated costs actually incurred during the period. See "—Principal Profit and Loss Account Items—Operating Revenue—Other Operating Revenue" and "—Principal Profit and Loss Account Items—Operating Expenses—Expenses of Subcontracts and Third Party Supplies". Because these revenue amounts are based upon Management's initial assessments of expected production costs for a programme, levels of recognised revenue in a period are subject to change as the production of a programme progresses to the extent that actual production costs differ from those originally estimated by Management.

Provision for Doubtful Accounts

Management monitors collections and payments from customers on a continuous basis and maintains provisions that are based upon estimated credit losses that are determined by Management based upon historical experience and collection issues identified by it and outside professional advisers. Provisions for doubtful accounts are made for balances outstanding at the relevant balance sheet date for which there is a collection risk and are stated at the amount that Management considers necessary to cover estimated collection losses. The actual financial outcome of collection issues may differ significantly from Management's estimates.

Deferred Income Taxes

Deferred income tax relates to timing differences between the recognition of income and expenses for accounting and tax purposes as at the balance sheet date and is recognised in accordance with the liability method of accounting. The Group's deferred tax assets principally relate to tax loss carry forwards and the tax effect of the non-tax deductibility of a portion of the Group's provisions for doubtful accounts receivable. The recognition of deferred tax assets depends on Management's assessment of the likelihood of future taxable profits in respect of which tax loss carry forwards can be applied. The Group's deferred tax liabilities relate primarily to the timing differences in the recognition of revenue from the production of television programs. The Group first recorded deferred income taxes during the year ended 31 December 2001.

Capitalisation of Refinancing Expenses

The Group capitalises financial expenses relating to the refinancing of outstanding indebtedness based upon Management's determination that such charges are non-recurring in nature and, accordingly, that they should not be treated as financial expenses during the period in which they are incurred. The related intangible assets are amortised over a six-year period. During the years ended 31 December 2001 and 2002, the Group capitalised €3.9 million and €1.1 million, respectively, of expenses relating to the refinancing of its Term Loan and Revolving Credit Facility in connection with amendments to the underlying loan documentation during the reporting period. During the year ended 31 December 2003, the Group did not capitalise any refinancing costs and instead recognised €4.6 million of fees and expenses from refinancings as financial expenses.

Financial Discounts Allowed

Financial discounts are offered to customers primarily during cyclical downturns in the advertising market in order to improve the timeliness of payments of accounts receivable. Financial discounts allowed are included as financial expenses in the Group's consolidated financial statements. Management believes that these discounts are an important tool for managing the Group's working capital and reducing credit risks.

Recent Accounting Pronouncements

Adoption of International Financial Reporting Standards

The Group prepares its consolidated financial statements in accordance with Portuguese GAAP. In June 2002, the European Union adopted a regulation requiring all companies that are governed by the laws of a member state of the European Union and whose securities are admitted to trading on a regulated market of any member state, which after the Global Offering will include the Company, to apply International Financial Reporting Standards ("IFRS") for accounting periods commencing on or after 1 January 2005. Due to this regulation, the Group will be required to prepare its accounts in accordance with IFRS beginning with the year ended 31 December 2005 with a presentation of comparative financial information for the year ended 31 December 2004. The International Accounting Standards Board ("IASB") issued IFRS 1 at the time of the first time adoption of International Accounting Standards on 19 June 2003. It is expected that there will be continuing developments in IFRS between now and 2005 and consequently there is uncertainty concerning what IFRS will require in 2005. In addition, to date, the Company has not prepared consolidated financial statements in accordance with IFRS or prepared a reconciliation of its consolidated financial statements to IFRS and, as a result, is unable to estimate the net effect that applying IFRS will have on its results of operations or financial position, or any component thereof, in the financial information presented in this Offering Circular. However the effect of such differences, individually or in the aggregate, may be material to the financial items reported in the Company's consolidated financial statements relating, among other things, to accounting treatment for intangible assets, deferred costs, business combinations, goodwill and derivative instruments. The adoption of IFRS may, as a result, affect the valuation methods that analysts use to measure and evaluate the Group's performance and make it more difficult to compare the Group's results of operations and financial condition for periods in respect of which IFRS is applied to the Group's results of operations and financial conditions in periods in respect of which Portuguese GAAP is applied.

Principal Profit and Loss Account Items

Operating Revenue

The Group's operating revenue consists principally of:

- **Advertising Revenue.** Advertising revenue consists of revenue generated by the sale of advertising time during the Group's television and radio broadcasts and the sale of advertising space in the Group's outdoor network, Internet sites and magazine publications.
- **Other Operating Revenue.** Other operating revenue consists primarily of revenue recognised in connection with the production of television programmes and revenue generated by the Group's Internet service provider operations. Other operating revenue relating to the production of television programmes is recognised in connection with both the production of programmes for sale to third parties and the production of television programmes for broadcast by TVI. In both cases, the Group initially records as other operating revenue an amount corresponding to the percentage of total estimated production costs actually incurred during the period and recognises the actual amount of costs incurred as expenses of subcontracts and third party supplies. See "—Critical Accounting Policies and Estimates—Recognition of Revenue from the Production of Television Programmes" and "—Operating Expenses—Expenses of Subcontracts and Third Party Supplies". In the case of programmes produced for TVI and not broadcast during the period, the Group also records an equivalent amount of production expenses as deferred costs in the Group's balance sheet as of the period end date. These deferred costs are expensed by 70% and 30% at the time of the first and second broadcastings, respectively, in the case of soap operas and by 50% at the time of each of the first and second broadcastings in the case of series. The total amount of deferred costs expensed during a period is netted against the total amount of other operating revenue initially recorded by the Group during the period and the resulting amount is recognised as the Group's other operating revenue for the period.

Operating Expenses

The Group's operating expenses consist principally of:

- **Broadcasting Costs.** Broadcasting costs primarily include expenses associated with securing rights to broadcast programmes produced by third parties. Expenses incurred in connection with acquiring rights to new programmes are recognised by 70% and 30% during the first and second

broadcastings, respectively, in the case of soap operas, films and international series and by 50% during each of the first and second broadcastings in the case of domestic series. The Group's reported broadcasting costs have generally declined following the consolidation of the NBP Group, which has resulted in programmes produced by the NBP Group and broadcast by TVI being treated as internally produced for the purposes of financial reporting and the related production costs being stated as expenses of subcontracts and third party supplies. See "—Expenses of Subcontracts and Third Party Supplies".

- **Expenses of Subcontracts and Third Party Supplies.** Expenses of subcontracts and third party supplies consist principally of the internal production costs of programmes that are produced by the NBP Group and TVI, the costs associated with the Group's Internet service provider operations and the licensing, concession, fixing and posting expenses of the Group's outdoor operations. These expenses are recognised in the period during which they are incurred. Expenses of subcontracts and third party supplies have generally increased following the consolidation of the NBP Group, which has resulted in programmes produced by the NBP Group being treated as internally produced by the Group for the purpose of financial reporting. See "—Broadcasting Costs".
- **Payroll Expenses.** Payroll expenses consist of the salaries and other employee benefits paid to administrative and operational personnel and, in certain cases, actors and actresses appearing in internally produced television programmes.

Depreciation and Amortisation

The Group's tangible fixed assets are stated at cost and depreciated on a straight-line basis over a period of years corresponding to the estimated useful life of the asset. Intangible assets include capitalised expenses relating to refinancings, acquisitions and the development of the Group's Internet operations, and are amortised over a six-year period.

Amortisation of Goodwill

Goodwill results from acquisitions of interests in other companies, where the purchase price paid for the acquisition differs from the book value of the equity participation in the company acquired. The Group records positive goodwill when the purchase price of the company is higher than the book value of the equity participation in the company acquired and records negative goodwill when the purchase price is less than the book value of the equity participation in the company acquired. Positive goodwill and negative goodwill are amortised on a straight-line basis over a 20-year period. The amortisation of positive goodwill is allocated as an expense in the Group's profit and loss statement, while the amortisation of negative goodwill is allocated as financial income.

Provisions

Provisions consist of reserves to cover risks associated with the non-collection of accounts receivable and other receivables and other risks and charges, such as tax and legal contingencies, contractual penalties and restructuring expenses, relating to future periods. Provisions are recorded on the relevant balance sheet date based upon Management's estimates of the amount that would be necessary to cover estimated losses or amounts due. Provisions are charged as expenses when incurred and credited as extraordinary income when released.

Net Financial Expenses

Net financial expenses consist principally of the Group's net interest expense, commissions payable in respect of undrawn financial commitments under the Group's Term Loan and Revolving Credit Facility, payment obligations under swap transactions and financial discounts provided to customers.

Extraordinary Income and Expenses

Extraordinary income and expenses primarily include exceptional items that are recognised in connection with acquisitions and disposals undertaken by the Group and by the release of provisions relating to bad debt and other risks and charges.

Profit and Loss Applicable to Minority Interests

Profit and loss applicable to minority interests reflects the portion of the Group's profit and loss that is attributable to holders of minority interests in Group companies. The Group generally has decreased minority holdings in Group companies during the years ended 31 December 2001, 2002 and 2003.

Results of Operations

The following table presents the Group's results of operations for the periods indicated, expressed in euro amounts and as a percentage of total operating revenue:

	Year ended 31 December					
	2001		2002		2003	
	€	%	€	%	€	%
	(in € millions, except % amounts)					
Advertising Revenue	180.0	91.8	156.7	72.1	150.9	75.5
Subscriptions and Newsstand Revenue	8.7	4.4	7.7	3.5	5.4	2.7
Other Operating Revenue	7.5	3.8	52.8	24.3	43.5	21.8
Total Operating Revenue	196.2	100.0	217.2	100.0	199.8	100.0
Broadcasting Costs	59.8	30.5	39.3	18.1	34.7	17.4
Cost of Goods Sold	4.1	2.1	2.6	1.2	1.8	0.9
Subcontracts and Third Party Supplies	58.2	29.6	94.5	43.5	83.3	41.7
Payroll Expenses	40.3	20.6	37.5	17.3	39.8	19.9
Other Operating Expenses	2.4	1.2	2.3	1.1	2.6	1.3
Total Operating Expenses	164.9	84.0	176.1	81.1	162.1	81.1
Depreciation and Amortisation	25.1	12.8	25.2	11.6	22.0	11.0
Amortisation of Goodwill	7.4	3.8	8.1	3.7	8.8	4.4
Provisions	7.2	3.7	5.2	2.4	1.7	0.9
Net Operating Income/(Loss)	(8.4)	4.3	2.6	1.2	5.2	2.6
Financial Expenses, Net	18.9	9.6	18.5	8.5	25.1	12.6
Extraordinary (Income)/Expenses, Net	1.3	0.7	(1.4)	0.6	22.5	11.3
Loss before Income Tax and Minority Interests	(28.7)	14.6	(14.6)	6.7	(42.4)	21.2
Income Tax for the Year	1.3	0.7	10.3	4.8	(1.0)	0.5
(Profit)/Loss Applicable to Minority Interests	1.0	0.5	(1.8)	0.8	(0.1)	0.1
Net (Loss) for the Year	(26.4)	13.4	(6.0)	2.8	(43.5)	21.8

Year Ended 31 December 2003 Compared to Year Ended 31 December 2002

Operating Review of the Group

Operating Revenue

Operating revenue decreased by €17.4 million, or 8.0%, from €217.2 million during the year ended 31 December 2002 to €199.8 million during the year ended 31 December 2003. This decrease was principally attributable to a €5.8 million decrease in advertising revenue and a €9.3 million decrease in other operating revenue.

- **Advertising Revenue.** Advertising revenue decreased by 3.7% from €156.7 million during the year ended 31 December 2002 to €150.9 million during the year ended 31 December 2003. Television advertising revenue grew over the period due to increased television advertising spending among Portuguese advertisers and a decrease in the volume rebates and agency commissions negotiated with customers. The increase in television advertising revenue over the period, however, was offset by a decrease in advertising revenue from the Group's other media activities. The decrease in advertising revenue from the Group's other media activities resulted primarily from a decrease in radio advertising revenue, which was attributable to a previous decline in the audience share of the Group's radio stations, and a decrease in magazine advertising sales, which was attributable to the disposal or the suspension of publication of a number of the Group's under-performing magazine

titles over the period. Revenue from outdoor advertising generally remained constant over the period and did not affect the Group's advertising revenue.

- **Other Operating Revenue.** Other operating revenue decreased by 17.6% from €52.8 million during the year ended 31 December 2002 to €43.5 million during the year ended 31 December 2003. The decrease in other operating revenue was due primarily to a significant decrease in the amount of television programmes produced by the NBP Group during the year ended 31 December 2003. During the year ended 31 December 2003, the Group recognised €4.2 million of other operating revenue relating to programmes produced by the NBP Group for broadcast by TVI and €1.8 million of other operating revenue relating to programmes produced by the NBP Group for sale to third parties, compared to €20.5 million of other operating revenue relating to programmes produced by the NBP Group for broadcast by TVI and €8.7 million of other operating revenue relating to programmes produced by the NBP Group for sale to third parties during the year ended 31 December 2002. During the year ended 31 December 2002, the NBP Group produced an uncharacteristically high number of programmes that were not broadcast during the period as a result of a decision by Management to increase the size of the Group's library of available television programmes, which had a favourable impact on the amount of revenue recognised by the Group during the period. The decrease in the amount of other operating revenue recognised from the production of television programmes produced by the NBP Group during the year ended 31 December 2003 was offset in part by a €8.0 million, or 38.4%, increase in other operating revenue generated by the Group's Internet operations. The growth in revenue from the Group's Internet service provider operations over the period was primarily attributable to an increase in the number of the Group's Internet subscribers following the acquisition by the Group of a subscriber base from a third party in July 2002.

Operating Expenses

Operating expenses decreased by €14.0 million, or 8.0%, from €176.1 million during the year ended 31 December 2002 to €162.1 million during the year ended 31 December 2003. This decrease resulted primarily from a €4.6 million decrease in broadcasting costs and a €11.1 million decrease in expenses relating to subcontracts and third party supplies.

- **Broadcasting Costs.** Broadcasting costs decreased by 11.7% from €39.3 million during the year ended 31 December 2002 to €34.7 million during the year ended 31 December 2003 due primarily to the decrease in the number of externally produced television programmes acquired by TVI. The decrease in television programmes acquired from third parties during the year ended 31 December 2003 was attributable to the uncharacteristically high number of programmes produced by the NBP Group and not broadcast during the prior year, which increased the size of the Group's available programme library and decreased the need for external programming.
- **Subcontracts and Third Party Supplies.** Expenses relating to subcontracts and third party supplies decreased by 11.9% from €94.5 million during the year ended 31 December 2002 to €83.3 million during the year ended 31 December 2003. The decrease in these expenses was due principally to a decrease in the NBP Group's production levels over the period, which resulted from Management's decision to increase the size of the Group's available programme library during the prior year.
- **Payroll expenses.** Payroll expenses increased by €2.3 million, or 6.1%, from €37.5 million during the year ended 31 December 2002 to €39.8 million during the year ended 31 December 2003. This increase was due primarily to an increase in the average number of persons employed by the Group during the year and the effect of inflation on wages.

Depreciation and Amortisation

Depreciation and amortisation charges decreased by €3.2 million, or 12.7%, from €25.2 million during the year ended 31 December 2002 to €22.0 million during the year ended 31 December 2003. Depreciation charges increased slightly from €11.2 million during the year ended 31 December 2002 to €12.0 million during the year ended 31 December 2003, while amortisation charges decreased by €4.0 million, or 29.0%, from €14.0 million during the year ended 31 December 2002 to €10.0 million during the year ended 31 December 2003. The decrease in amortisation charges was due to the fact that a number of intangible assets in the Group's Internet operations were fully amortised during the year ended 31 December 2002 and, accordingly, did not give rise to amortisation charges during the year ended 31 December 2003.

Amortisation of Goodwill

Amortisation of goodwill remained stable from the year ended 31 December 2002 to the year ended 31 December 2003, increasing from €8.1 million to €8.8 million over the period.

Provisions

Charges for provisions decreased by €3.5 million, or 68.2%, from €5.2 million during the year ended 31 December 2002 to €1.7 million during the year ended 31 December 2003. The decrease in the amount of provisions recorded during the period was attributable to a decline in the number of bad debts and other loss contingencies recorded by the Group following the closure of under-performing operations, adequate provisioning relating to previously acquired assets and improvement in internal collections procedures.

Net Operating Income

Due to the foregoing factors, the Group's net operating income doubled from €2.6 million during the year ended 31 December 2002 to €5.2 million during the year ended 31 December 2003. As a percentage of operating revenue, the Group's operating margin increased from 1.2% to 2.6% over the period.

EBITDA

Due to the foregoing factors, the Group's EBITDA increased from €35.9 million during the year ended 31 December 2002 to €36.0 million during the year ended 31 December 2003. As a percentage of operating revenue, the Group's EBITDA margin increased from 16.5% to 18.0% over the period.

Net Financial Expenses

Net financial expenses increased by €6.6 million, or 35.6%, from €18.5 million during the year ended 31 December 2002 to €25.1 million during the year ended 31 December 2003. The increase in net financial expenses over the period was caused by an increase in the average weighted rate of interest paid by the Group on its outstanding indebtedness, an increase of €3.8 million in charges relating to refinancing fees and commissions that were not capitalised, the recognition of €1.6 million in expenses relating to interest rate swaps and a €1.4 million increase in financial discounts allowed on advertising sales. During the year ended 31 December 2003, financial discounts on advertising sales amounted to €5.7 million, compared to €4.4 million during the year ended 31 December 2002.

Net Extraordinary Income and Expenses

The Group recognised net extraordinary expenses of €22.5 million during the year ended 31 December 2003, compared to net extraordinary income of €1.4 million during the year ended 31 December 2002. Net extraordinary expenses recognised during the year ended 31 December 2003 resulted primarily from a provision that the Group recorded with respect to €16.7 million of indebtedness owed to it that was assumed by the purchaser of the Directories Business in connection with the disposal of the Directories Business during the year ended 31 December 2002 and €4.4 million in write downs and €3.1 million in reorganisation charges relating to the restructuring of the Group's radio and Internet operations, which were offset in part by a reduction in provisions and gains realised in connection with certain asset sales. Net extraordinary income during the year ended 31 December 2002 was due primarily to a €10.4 million gain realised in connection with the sale of Económica, which was offset in part by a €7.7 million loss realised in connection with the disposal of the Group's Directories Business.

Loss before Income Tax and Minority Interests

Due to the foregoing factors, the Group's loss before income tax and minority interests increased from €14.6 million during the year ended 31 December 2002 to €42.4 million during the year ended 31 December 2003.

Income Tax

The Group recorded current tax charges of €1.0 million during the year ended 31 December 2003, compared to current tax charges of €1.3 million and deferred tax credits of €11.7 million during the year ended 31 December 2002. As a result, the Group's deferred income tax amounted to €24.0 million as of 31 December 2003, compared to €23.9 million as of 31 December 2002.

Profit and Loss Applicable to Minority Interests

The Group recorded profit applicable to minority interests of €0.1 million during the year ended 31 December 2003, compared to profit applicable to minority interests of €1.8 million during the year ended 31 December 2002. The decrease in profit applicable to minority interests was attributable to a reduction in the profit of the NBP Group that resulted from a reduction in the amount of television programmes produced over the period and a decrease in minority holdings in TVI.

Loss for the Year

Due to the foregoing factors, the Group's loss for the year increased by €37.5 million, from €6.0 million during the year ended 31 December 2002 to €43.5 million during the year ended 31 December 2003.

Operating Review of the Television Division

Operating Revenue

Operating revenue from the television division decreased by €18.1 million, or 11.8%, from €153.5 million during the year ended 31 December 2002 to €135.3 million during the year ended 31 December 2003. Television advertising revenue grew by €1.4 million, or 1.2%, from €118.2 million during the year ended 31 December 2002 to €119.6 million during the year ended 31 December 2003 due to increased television advertising spending among Portuguese advertisers and a decrease in the volume rebates and agency commissions negotiated with customers. The increase in television advertising revenue, however, was offset by a decrease in other operating revenue generated by the television division. The decline in other operating revenue was principally due to a decrease in the amount of television programmes produced by the NBP Group, which resulted in the Group recognising €6.8 million less of other operating revenue from programmes produced for sale to third parties and €16.3 million less of other operating revenue from programmes produced for broadcast by TVI. As a percentage of the Group's operating revenue, operating revenue from the television division decreased from 70.6% to 67.7% over the period.

EBITDA

The television division generated €38.1 million of EBITDA during the year ended 31 December 2003, compared to €32.2 million of EBITDA during the year ended 31 December 2002. The €6.0 million, or 18.5%, increase in EBITDA resulted primarily from an improvement in the profitability of television advertising that was caused by a decrease in related operating expenses over the period and an improvement in pricing. The effect of the improved profitability of television advertising on the television division's EBITDA over the period was offset in part by a €6.8 million decrease in relatively high margin other operating revenue recognised from sales to third parties of television programmes produced by the NBP Group.

As a percentage of operating revenue, the television division's EBITDA margin increased from 20.9% during the year ended 31 December 2002 to 28.2% during the year ended 31 December 2003. The improvement in the EBITDA margin over the period was due to an increase in the contribution of EBITDA from television advertising, the improved profitability of television advertising sales and a decrease in the amount of other operating revenue generated by the production of television programmes for broadcast by TVI, which has a dilutive effect on the television division's EBITDA margin as a whole. These improvements more than compensated for a decrease in the contribution of other operating revenue generated by the sale of television programmes to third parties, which are characterised by relatively high operating margins.

Net Operating Income and Loss

Net operating income from the Group's television division increased by €5.5 million, or 26.2%, from €20.8 million during the year ended 31 December 2002 to €26.3 million during the year ended 31 December 2003.

Operating Review of Other Media Activities

Operating Revenue

Operating revenue from the Group's other media activities remained stable from the year ended 31 December 2002 to the year ended 31 December 2003, increasing from €63.8 million to €64.5 million over the period. During the period, other operating revenue generated by the Group's Internet operations increased due to an increase in the number of the Group's Internet subscribers following the acquisition by the Group of a subscriber base from a third party in July 2002. The increase in operating revenue from the Group's Internet operations was substantially offset by a decrease in advertising revenue from the Group's radio and magazine publishing operations. Revenue from radio advertising decreased as a result of a previous decline in the audience share of the Group's radio stations, while revenue from magazine advertising decreased due to the disposal or the suspension of publication of a number of the Group's under-performing magazine titles over the period. Revenue from outdoor advertising generally remained constant over the period and did not affect the operating revenue of the Group's other media activities.

EBITDA

The Group had a loss before depreciation and amortisation of €2.1 million during the year ended 31 December 2003, compared to EBITDA of €3.7 million during the year ended 31 December 2002. The loss before depreciation and amortisation during the year ended 31 December 2003 was primarily due to the fact that the cost of the Group's radio operations, which are largely fixed, remained stable while radio advertising revenue decreased.

Net Operating Income and Loss

The net operating loss from the Group's other media activities increased by €2.9 million, or 15.9%, from €18.2 million during the year ended 31 December 2002 to €21.1 million during the year ended 31 December 2003.

Year Ended 31 December 2002 Compared to Year Ended 31 December 2001

Operating Review of the Group

Operating Revenue

Operating revenue grew by €21.0 million, or 10.7%, from €196.2 million during the year ended 31 December 2001 to €217.2 million during the year ended 31 December 2002. This increase was principally attributable to a €45.3 million increase in other operating revenue, which more than offset a €23.3 million decrease in advertising revenue.

- **Advertising Revenue.** Advertising revenue decreased 12.9% from €180.0 million during the year ended 31 December 2001 to €156.7 million during the year ended 31 December 2002. Television advertising revenue grew during the period due to an increase in advertising prices charged by the Group and an election by a number of advertising customers to focus their advertising spending on television at the expense of other forms of media. The improvement in television advertising sales, however, was offset by concurrent decreases in advertising revenue from the Group's radio, outdoor advertising and magazine publishing activities and a loss of advertising revenue from the Group's Directories Business following the disposal of the Directories Business during the year ended 31 December 2002. The decrease in radio advertising revenue was caused by a previous decline in the Group's radio audience share and a contraction in the radio advertising market during the period, while the decline in outdoor advertising revenue was attributable to a contraction in the outdoor advertising market over the period. The decrease in advertising revenue from magazine publishing resulted from the restructuring of the Group's press operations, which involved the disposal of the Group's remaining 50.0% interest in Económica and the disposal of or suspension of a number of the Group's other revenue generating print media assets during the period.
- **Other Operating Revenue.** Other operating revenue grew from €7.5 million during the year ended 31 December 2001 to €52.8 million during the year ended 31 December 2002. This growth was principally attributable to the consolidation of €29.2 million of other operating revenue generated by the production of television programmes and a €16.1 million increase in Internet access fees generated by the Group's Internet operations. The consolidation of the NBP Group during the year ended 31 December 2002 resulted in the Group recognising €20.5 million of other operating

revenue relating to programmes produced by the NBP Group for broadcast by TVI and €8.7 million of other operating revenue relating to programmes produced by the NBP Group for sale to third parties. The increase in other operating revenue from the Group's Internet operation was due to an increase in the number of Internet subscribers following the Group's acquisition of a subscriber base from a third party in July 2002.

Operating Expenses

Operating expenses grew by €11.3 million, or 6.8%, from €164.9 million during the year ended 31 December 2001 to €176.1 million during the year ended 31 December 2002. This growth resulted from a €36.3 million increase in expenses relating to subcontracts and third party supplies, which was offset in part by a €20.6 million decrease in broadcasting costs and a €2.8 million decrease in payroll expenses.

- **Broadcasting Costs.** Broadcasting costs decreased 34.0% from €59.8 million during the year ended 31 December 2001 to €39.3 million during the year ended 31 December 2002 due primarily to the consolidation of the NBP Group, which resulted in programmes produced by the NBP Group for broadcast by TVI being treated as internally produced for the purposes of financial reporting and the related production costs being stated as expenses of subcontracts and third party suppliers. During the year ended 31 December 2001, the cost of acquiring rights to programmes produced by the NBP Group were included in broadcasting costs.
- **Subcontracts and Third Party Supplies.** Expenses relating to subcontracts and third party supplies grew by 62.0% from €58.2 million during the year ended 31 December 2001 to €94.5 million during the year ended 31 December 2002. This growth resulted primarily from inclusion of the NBP Group's production costs in expenses relating to subcontracts and third party supplies following the consolidation of the NBP Group during the year ended 31 December 2002. The consolidation of these expenses had an increased effect during the period due to the uncharacteristically high number of programmes that the NBP Group produced during the year. Nevertheless, the full effect of the consolidation of the NBP Group's production expenses was offset in part by the disposal of the Group's remaining 50.0% interest in Económica and the Group's Directories Business during the year ended 31 December 2002. During the year ended 31 December 2001, Económica and World Editing generated €11.6 million in expenses from subcontracts and third party supplies that, due to the disposals, were not repeated during the year ended 31 December 2002.
- **Payroll expenses.** Payroll expenses decreased from €40.3 million during the year ended 31 December 2001 to €37.5 million during the year ended 31 December 2002. This decrease was due primarily to a reduction in payroll expenses relating to Económica and World Editing, which was offset in part by an increase in the number of persons employed by the Group's television division following the consolidation of the NBP Group. The number of persons employed by the Group at year end decreased from 1,698 as of 31 December 2001 to 1,141 as of 31 December 2002.

Depreciation and Amortisation

Depreciation and amortisation charges remained relatively stable from the year ended 31 December 2001 to the year ended 31 December 2002, increasing from €25.1 million to €25.2 million over the period. Depreciation charges increased from €9.5 million during the year ended 31 December 2001 to €11.2 million during the year ended 31 December 2002, while amortisation charges decreased from €15.6 million during the year ended 31 December 2001 to €14.0 million during the year ended 31 December 2002. During the period, the increase in depreciation charges resulted from the consolidation of the NBP Group and certain other increases in the Group's tangible asset base, while the decrease in depreciation and amortisation charges resulted from the disposal of intangible assets held by the Group's Directories Business.

Amortisation of Goodwill

Amortisation of goodwill increased by €0.7 million, or 9.7%, from €7.4 million during the year ended 31 December 2001 to €8.1 million during the year ended 31 December 2002. The increase in these charges related primarily to the amortisation of €1.1 million in positive goodwill recorded in connection with the Group's acquisition of a controlling interest in the NBP Group during the year ended 31 December 2002.

Provisions

Charges for provisions decreased €2.0 million, or 28.4%, from €7.2 million during the year ended 31 December 2001 to €5.2 million during the year ended 31 December 2002. The relatively high level of provisioning during the year ended 31 December 2001 related to the evaluation of accounts received from recently purchased operations, while the relatively high level of provisioning during the year ended 31 December 2002 was due to legal and tax contingencies, which, in the case of the tax provisioning, resulted from a change in legislation.

Operating Income

Due to the foregoing factors, the Group recorded operating income of €2.6 million during the year ended 31 December 2002, compared to an operating loss of €8.4 million during the year ended 31 December 2001. As a percentage of operating revenue, the Group's operating margin improved from (4.3)% to 1.2% over the period.

EBITDA

Due to the foregoing factors, the Group's EBITDA increased from €24.1 million during the year ended 31 December 2001 to €35.9 million during the year ended 31 December 2002. As a percentage of operating revenue, the Group's EBITDA margin increased from 12.3% to 16.5% over the period despite the margin being diluted by the inclusion of operating revenue from the production of television programmes for broadcast by TVI.

Net Financial Expenses

Net financial expenses remained stable from the year ended 31 December 2001 to the year ended 31 December 2002, decreasing slightly from €18.9 million to €18.5 million over the period. The modest decrease in net financial expenses over the period resulted from a slight decrease in net interest expense, which declined from €13.7 million during the year ended 31 December 2001 to €12.9 million during the year ended 31 December 2002, and the negative effect of a foreign currency exchange loss during the period. Financial discounts allowed on advertising sales remained relatively stable at €4.0 million and €4.4 million during the years ended 31 December 2001 and 2002, respectively.

Net Extraordinary Income and Expenses

The Group recognised net extraordinary income of €1.4 million during the year ended 31 December 2002, compared to net extraordinary expenses of €1.3 million during the year ended 31 December 2001. The net extraordinary income during the year ended 31 December 2002 was principally attributable to a €10.4 million gain recognised by the Group in connection with the sale of Económica, which was offset in part by a €7.7 million loss realised in connection with the disposal of the Group's Directories Business. Net extraordinary expenses during the year ended 31 December 2001 were due primarily to the aggregate effect of a number of modest losses relating to various media assets which were not offset by a release of provisions or other extraordinary gains.

Loss before Income Tax and Minority Interests

Due to the foregoing factors, the Group's loss before income tax and minority interests narrowed from €28.7 million during the year ended 31 December 2001 to €14.6 million during the year ended 31 December 2002.

Income Tax

The Group recorded current tax charges of €1.3 million and deferred tax credits of €11.7 million during the year ended 31 December 2002, compared to current tax charges of €0.4 million and deferred tax credits of €1.8 million during the year ended 31 December 2001. As a result, the Group's deferred income tax was €23.9 million as of 31 December 2002, compared to €15.1 million as of 31 December 2001.

Profit and Loss Applicable to Minority Interests

The Group recorded a profit applicable to minority interests of €1.8 million during the year ended 31 December 2002, compared to a loss applicable to minority interests of €1.0 million during the year ended 31 December 2001. The profit applicable to minority interest during the year ended 31 December

2002 was attributable to the consolidation of the NBP Group, which resulted in the Group recognising €8.7 million of relatively high margin other operating revenue relating to programmes sold to third parties, while the loss applicable to minority interests during the year ended 31 December 2001 was attributable to the Group's interest in Económica.

Loss for the Year

Due to the foregoing factors, the Group's loss for the year narrowed by €20.4 million, or 77.2%, from €26.4 million during the year ended 31 December 2001 to €6.0 million during the year ended 31 December 2002.

Operating Review of the Television Division

Operating Revenue

Operating revenue from the Group's television division grew by €34.4 million, or 28.8%, from €119.1 million during the year ended 31 December 2001 to €153.5 million during the year ended 31 December 2002. The increase in operating revenue generated by the television division was attributable to the consolidation of the NBP Group during the year ended 31 December 2002 and an increase in television advertising revenue generated by TVI during the period. The consolidation of the NBP Group during the year ended 31 December 2002 resulted in the Group recognising €20.5 million of other operating revenue relating to programmes produced by the NBP Group for broadcast by TVI and €8.7 million of other operating revenue relating to programmes produced by the NBP Group for sale to third parties. Television advertising revenue grew by €1.8 million, or 1.5%, from €116.4 million during the year ended 31 December 2001 to €118.2 million during the year ended 31 December 2002 due to an increase in the prices charged by the Group and an election by a number of advertising customers to focus their advertising spending on television at the expense of other forms of media. As a percentage of the Group's operating revenue, operating revenue from the television division increased from 60.7% to 70.6% over the period.

EBITDA

The television division generated €32.2 million of EBITDA during the year ended 31 December 2002, compared to €26.0 million of EBITDA during the year ended 31 December 2001. The €6.2 million, or 23.8%, increase in EBITDA resulted primarily from an improvement in the profitability of television advertising that was caused by a decrease in related operating expenses over the period and the consolidation during the period of €8.7 million in other operating revenue recognised from the sale of NBP Group programmes, which were characterised by a relatively high margin, to third parties.

As a percentage of operating revenue, the television division's EBTIDA margin decreased from 21.8% during the year ended 31 December 2001 to 20.9% during the year ended 31 December 2002. The decrease in EBITDA margin over the period was due to the consolidation of €20.5 million of other operating revenue generated by the production by the NBP Group of television programmes for broadcast by TVI, which has a dilutive effect on the television division's EBITDA margin as a whole. The decrease in the television division's EBITDA margin resulting from the consolidation of other operating revenue from programmes produced for broadcast by TVI, however, was offset, in part, by the consolidation of relatively high margin of other operating revenue generated by programmes produced by the NBP Group for sale to third parties and an increase in the profitability of television advertising sales.

Net Operating Income and Loss

Net operating income from the television division increased by €3.9 million, or 23.1%, from €16.9 million during the year ended 31 December 2001 to €20.8 million during the year ended 31 December 2002.

Operating Review of Other Media Activities

Operating Revenue

Operating revenue from the Group's other media activities decreased by €13.4 million, or 17.4%, from €77.1 million during the year ended 31 December 2001 to €63.7 million during the year ended 31 December 2002. During the period, other operating revenue generated by the Group's Internet operations increased by €16.1 million, due to an increase in the number of the Group's Internet subscribers

following the acquisition by the Group of a subscriber base from a third party in July 2002. The increase in operating revenue from the Group's Internet operations was substantially offset, however, by concurrent decreases in advertising revenue from the Group's radio, outdoor advertising and magazine publishing activities and a loss of advertising revenue from the Group's Directories Business following the disposal of the Directories Business during the year ended 31 December 2002. The decrease in radio advertising revenue was caused by a previous decline in the Group's radio audience share and a contraction in the radio advertising market during the period, while the decline in outdoor advertising revenue was attributable to a contraction in the outdoor advertising market over the period. The decrease in advertising revenue from magazine publishing was due to the restructuring of the Group's press operations, which involved the disposal of the Group's remaining 50.0% interest in Económica and the disposal or suspension of a number of the Group's other revenue generating print media assets during the period.

EBITDA

The Group's other media activities generated €3.7 million of EBITDA during the year ended 31 December 2002, compared to a loss before interest, income tax, depreciation and amortisation of €1.9 million during the year ended 31 December 2001. EBITDA generated by the Group's other media activities over the period was primarily due to the disposal of the Group's Directories Business and certain under-performing press operations during the year ended 31 December 2002, which had a positive effect on operating expenses attributable to the Group's other media activities.

Net Operating Income and Loss

The net operating loss from the Group's other media activities narrowed by €7.1 million, or 28.1%, from €25.3 million during the year ended 31 December 2001 to €18.2 million during the year ended 31 December 2002.

Liquidity and Capital Resources

The Group's principal sources of liquidity are cash flow from operating activities, bank loans and other forms of indebtedness and capital contributions from shareholders. The Group's primary needs for liquidity are to fund internal programming costs, acquire externally produced programming, maintain and acquire media assets and grow operations.

Cash Flow

The Group records and presents cash flows using the direct cash flow method of accounting, which measures actual payments of cash amounts rather than changes in balance sheet items. As of 31 December 2003, the Group had cash and cash equivalents of €9.1 million. Management believes that working capital is currently sufficient to satisfy the Group's requirements.

The following table presents the Group's cash flows from operating, investing and financing activities for the periods indicated:

	Year ended 31 December		
	2001	2002	2003
	(in € millions)		
Cash Flow from Operating Activities	18.8	31.6	18.0
Cash Flow from Investing Activities	(44.9)	(29.5)	(6.4)
Cash Flow from Financing Activities	25.7	(0.7)	(11.2)

Cash Flow from Operating Activities

Cash flow from operating activities primarily consists of cash collected from advertising sales, Internet subscribers and print media circulation, adjusted for cash paid to third party suppliers, subcontractors and employees, other payments relating to operating activities and extraordinary items. During the years ended 31 December 2001, 2002 and 2003, the Group recorded a net cash inflow from operating activities of €18.8 million, €31.6 million and €18.0 million, respectively. The increase in cash flow from operating activities from the year ended 31 December 2001 to the year ended 31 December 2002 was primarily attributable to a €26.1 million, or 12.8%, increase in collections from customers and a €6.8 million, or 16.9%, decrease in payments to employees that were offset by a €22.5 million increase in other payments relating to operating activities. The increase in customer collections over the period was due primarily to

an increase in revenue recorded by the Group and the results of more effective collection measures, while the decrease in payments to employees was due to headcount reductions in the Group's press operations. The increase in other payments relating to operating activities was due to the consolidation of the NBP Group, which resulted in the payment of additional taxes, and an increase in payments relating to the NBP Group's production costs. The decrease in cash flow from operating activities from the year ended 31 December 2002 to the year ended 31 December 2003 was primarily attributable to a €8.1 million decline in collections from customers, a €11.8 million, or 34.5%, increase in other payments relating to operating activities and an €8.3 million increase in payments to employees, which were not offset by a concurrent decrease in cash paid to third party suppliers and subcontractors. The decrease in customer collections over the period was due primarily to a decrease in revenue recorded by the Group, while the increase in payments relating to other operating activities was due to payment of past due taxes owed by the NBP Group and TVI.

Cash Flow from Investing Activities

Cash flow from investing activities principally consists of cash received from the sale of investments and tangible assets, dividends from subsidiaries and interest received on loans from third parties, adjusted for cash disbursed in connection with capital expenditures and other investments. During the years ended 31 December 2001, 2002 and 2003, the Group recorded a net cash outflow in respect of investing activities of €44.9 million, €29.5 million and €6.4 million, respectively. The decrease in net cash outflow in respect of investing activities from the year ended 31 December 2001 to the year ended 31 December 2002 was primarily attributable to a €12.9 million decrease in capital expenditures on tangible fixed assets and the receipt of €10.6 million in cash from the disposal of investments, which were offset in part by a €5.9 million loan to an affiliated company. During the period, the disposal of investments related to the disposal of Económica, while the loan to an affiliated company consisted of a loan from the Group to its Directories Business. The further decrease in net cash outflow in respect of investing activities from the year ended 31 December 2002 to the year ended 31 December 2003 was primarily attributable to a €15.0 million increase in the proceeds from the sale of fixed assets, a €8.6 million decrease in cash payments made in respect of investments and the non-recurrence of any loan to an affiliated company, the effects of which were offset in part by a €5.7 million decrease in cash proceeds from the sale of investments. During the period, the increase in proceeds from the sale of the tangible fixed assets related to the sale of the premises occupied by the Group's principal offices, while the decrease in cash payments made in respect of investments reflected the lower level of acquisition activities carried out by the Group following its acquisition of a controlling interest in the NBP Group and a decrease in cash paid to expand the coverage of the Group's radio stations. During the period, the decrease in cash proceeds from the sale of investments reflected the relatively lower level of cash generating restructuring activities undertaken by the Group following the sale of its interest in Económica.

Cash Flow from Financing Activities

Cash flow from financing activities principally consists of loans from banks and shareholders and share capital increases, adjusted to reflect payments of principal and interest. During the year ended 31 December 2001, the Group recorded a net cash inflow from financing activities of €25.7 million. This net cash inflow compared to net cash outflows of €0.7 million and €11.2 million during the years ended 31 December 2002 and 2003, respectively. The net cash inflow during the year ended 31 December 2001 was attributable to €47.7 million of borrowings drawn under the Term Loan and Revolving Credit Facility during the period, which were offset in part by the payment of €22.0 million in interest and other expenses, while the net cash outflow during the year ended 31 December 2002 resulted from the repayment of €10.1 million of borrowings under the Term Loan and Revolving Credit Facility and the payment of €19.3 million in interest and other financial expenses incurred in connection with the refinancing of the Term Loan and Revolving Credit Facility. The increase in cash outflow from the year ended 31 December 2002 to the year ended 31 December 2003 was primarily attributable to a €19.6 million increase in the repayment of indebtedness under the Group's Term Loan and Revolving Credit Facility and other financing arrangements, which was offset in part by €15.6 million in supplemental capital contributions from shareholders. See "Related Party Transactions".

Sources of Liquidity

Term Loan and Revolving Credit Facility

The Group's principal source of external financing is a secured term loan and revolving credit facility (the "Term Loan and Revolving Credit Facility") that was arranged by BNP Paribas and J.P. Morgan plc, as book managers, and initially underwritten by a syndicate of banks on 13 September 1999. MeGlo-Media Global, SGPS, S.A., the Company's wholly-owned subsidiary and the holding company for the Group's operating companies, is the borrower under the Term Loan and Revolving Credit Facility and substantially all of the Group's principal operating companies are guarantors. Obligations under the Term Loan and Revolving Credit Facility are secured by a pledge of the ordinary shares of substantially all of the Group's principal operating companies, pledges of operating equipment, receivables, bank accounts, licences (including the Group's television broadcasting licence), commercial trademarks, mortgages over real property and an assignment of rights under certain intercompany loans. The Group had €183.4 million of indebtedness outstanding under the Term Loan and Revolving Credit Facility as of 31 December 2003 and, during the year ended 31 December 2003, paid €10.5 million in interest in respect of amounts advanced thereunder.

In connection with the New Share Capital Increase and the Global Offering, the Group expects to amend the existing loan and facility documentation relating to the Term Loan and Revolving Credit Facility and to refinance a portion of the indebtedness outstanding thereunder. See "Use of Proceeds". The Group has agreed the principal terms of the refinancing with certain of its existing lenders and has received a commitment letter from Banco Espírito Santo S.A., BNP Paribas, JPMorgan plc, The Royal Bank of Scotland plc, Credit Suisse First Boston International and Scotiabank Europe PLC to fully underwrite the amended Term Loan and Revolving Credit Facility based on the existing security documentation and a guarantee structure that will include substantially all of the Group's operating companies. The amendment is subject to definitive documentation and is expected to become effective following the completion of the New Share Capital Increase and the Global Offering upon the transfer of at least €70.0 million of the net proceeds from the New Share Capital Increase to the borrower with a minimum of €65.0 million being applied to reduce debt under the Term Loan and Revolving Credit Facility, the delivery of satisfactory evidence to the lenders that the borrower's ratio of "Consolidated Total Debt to Consolidated EBITDA" is below 4.5x, the delivery of satisfactory evidence to the lenders that the existing facilities under the Term Loan and Revolving Credit Facility have been cancelled and repaid or prepaid in full (including with proceeds drawn under the amended Term Loan and Revolving Credit Facility) and the fulfilment of certain other customary conditions precedent.

The amended Term Loan and Revolving Credit Facility is expected to consist of a €100.0 million amortising term loan that may be used to refinance existing indebtedness and to pay any related refinancing costs and a five-year €50.0 million revolving credit facility that may be used for working capital and general corporate purposes. Advances under each tranche are expected to bear interest at an annual rate that is equal to an applicable margin over EURIBOR. The margin is expected to be set at a rate between 0.75% per annum and 2.00% per annum depending on the ratio of "Consolidated Total Debt to Consolidated EBITDA" achieved by the borrower during an immediately preceding 12-month period. A commitment fee that is equal to the lesser of 0.75% per annum and 40% of the applicable margin and an agency fee are also anticipated to be payable.

Both tranches of the amended Term Loan and Revolving Credit Facility mature on 31 March 2009. Advances under the amortising term loan are expected to be repaid semi-annually in accordance with an agreed amortisation schedule beginning in June 2005. The borrower anticipates having to also make mandatory prepayments of amounts drawn firstly under the term loan and secondly under the revolving credit facility with (i) 50.0% of its consolidated "Excess Cash Flow" in excess of €1.5 million and (ii) 50.0% of the net proceeds from certain disposals of assets until its ratio of "Consolidated Total Debt to Consolidated EBITDA" falls below 2.75x. Both tranches are expected to be mandatorily prepaid in full at any time upon the occurrence of a change of control. For the purposes of the amended Term Loan and Revolving Credit Facility, a change of control is expected to be deemed to occur, subject to certain exceptions, if one person or a group of persons acting together take control of more than 33.3% of the voting rights attached to the share capital of the Company.

The amended Term Loan and Revolving Credit Facility is expected to contain covenants that, subject to certain exceptions, will impose restrictions or limitations on the ability of the borrower and certain of its subsidiaries to, among other things, declare dividends or make distributions in respect of share capital in the case of a default or event of default, incur certain indebtedness, grant security or preferences in respect

of certain indebtedness, change businesses, dispose of assets, amalgamate, merge or demerge or extend credit or issue guarantees on behalf of another person. The amended Term Loan and Revolving Credit Facility is expected to also include affirmative covenants that, among other things, will require the borrower to maintain certain ratios of "Consolidated Total Debt to Consolidated EBITDA" and "Consolidated EBITDA to Consolidated Total Interest Payable". It is further anticipated that the amended Term Loan and Revolving Credit Facility will also be subject to events of default, including, among others, a default in the payment of principal or interest, a breach of covenant, a breach of representation or warranty, a cross-default, the occurrence of a bankruptcy, insolvency or similar event, a cessation of business or a loss of a licence or transmission agreements.

Other Financing Arrangements

In addition to the Term Loan and Credit Facility described above, the Group is also party to the following significant financing arrangements:

- **Other Credit Facilities and Term Loans.** The Group is a party to a number of additional credit facilities and term loans that allow the Company, MeGlo-Media Global, SGPS, S.A. and certain other subsidiaries to borrow amounts up to €14.5 million or such other amounts as provided for in the relevant loan documentation. Obligations under certain of these financing arrangements are secured by pledges of the ordinary shares of MeGlo-Media Global, SGPS, S.A. Interest is payable under these credit facilities and term loans at a rate that is equal to EURIBOR plus an applicable margin and mandatory charges. The applicable margin is set at between 1.25% per annum and 3.50% per annum depending on the arrangement reached with the lender. Certain of these agreements include events of default, affirmative and negative covenants. The Group had €10.4 million of indebtedness outstanding under its additional credit facilities and term loans as of 31 December 2003 and, during the year ended 31 December 2003, the Group paid in aggregate €1.0 million in interest in respect of amounts advanced thereunder. The Group expects to repay a portion of the indebtedness under these additional credit facilities and term loans with the proceeds of the New Share Capital Increase. See "Use of Proceeds".
- **Supplementary Capital Contributions.** The Group received €9.8 million and €5.7 million from Vertix, SGPS, S.A. and Hercules Enterprises, Inc., respectively, as supplemental capital contributions (the "Supplementary Capital Contributions") during the year ended 31 December 2003. The Supplementary Capital Contributions were used for working capital and general corporate purposes. In order to facilitate the repayment of the Supplementary Capital Contributions, the Group will, pursuant to the Supplementary Capital Conversion, convert the amounts contributed by Vertix, SGPS, S.A. and Hercules Enterprises, Inc. into Shares on or about the Closing Date at a conversion price that is equal to the Offer Price. Each of Vertix SGPS, S.A. and Hercules Enterprises, Inc. has advised the Company that it will, by selling the Shares received by it in the Supplementary Capital Conversion in the Global Offering, obtain gross cash proceeds that are approximately equal to the amounts advanced by it as part of its Supplementary Capital Contribution. See "Principal and Selling Shareholders" and "Related Party Transactions".
- **Supplemental Loan.** The Company is a party to a facility agreement pursuant to which JPMorgan Chase Bank advanced funds for working capital and general corporate purposes. The facility amount was originally €15,000,000 but was permanently reduced to €9,425,000 in connection with the amendment of the facility in December 2003. Interest on the loan is payable at a rate per annum that is equal to the aggregate of EURIBOR, an applicable margin and mandatory costs, if any, determined in accordance with the terms of the facility agreement. The margin is currently set at 1.50% per annum. The aggregate amount of indebtedness outstanding must be repaid in full and any undrawn amount of the facility must be cancelled in connection with the Global Offering. See "Use of Proceeds" and "Related Party Transactions".
- **Factoring Arrangements.** The Group is party to a number of factoring agreements that enable members of the Group to borrow funds against accounts receivable. Interest is payable under these agreements at a rate that is equal to EURIBOR plus an applicable margin. The applicable margin is set at between 1.35% per annum and 2.00% per annum depending on the arrangement reached with the lender. The Group had €11.3 million of indebtedness outstanding under factoring agreements as of 31 December 2003 and, during the year ended 31 December 2003, the Group paid in aggregate €0.5 million in interest in respect of amounts advanced thereunder.

Off Balance Sheet Arrangements

The Group's off balance sheet arrangements consist of the Group's leasing of the premises on which its principal offices are located and certain contracts pursuant to which the Group has acquired broadcasting rights from third party suppliers:

- **Rental of Property.** During the year ended 31 December 2003, the Group sold the premises on which its principal offices are located to a real estate fund for total cash consideration of €17.0 million and thereafter entered into a fifteen-year rental pursuant to which it has agreed to rent the property from the real estate fund at an annual rent of approximately €1.4 million, subject to adjustment for inflation. The sale and rental arrangements do not provide for a right to repurchase the premises. See "Business—Property, Plants and Equipment". Expected future cash outflows under the lease are set out under "—Financial Commitments". The lease is accounted for as an operating lease and has not been included in the Group's balance sheet as of 31 December 2003.
- **Broadcasting Rights.** As of 31 December 2003, the Group was a party to 20 contracts with third party suppliers relating to the acquisition of broadcasting rights for programmes to be broadcast on TVI during 2004, 2005 and periods thereafter. The amount payable under these contracts amounted to €5.4 million as of 31 December 2003. The Group did not record these contracts in its balance sheet as of such date due to the fact that the programmes to be broadcast had not been delivered. Expected future cash outflows under these contracts are set out under "—Financial Commitments".

Financial Commitments

The following table presents expected future cash outflows resulting from principal payments on long-term bank debt, capital lease obligations, operating lease obligations, purchase obligations and other long-term liabilities of the Group as of 31 December 2003, assuming that any available rollover provisions are inapplicable:

	Year ended 31 December						
	2004	2005	2006	2007	2008	Post-2008	Total
				(in € millions)			
Long-Term Bank Debt[(1)]	12.3	26.3	35.4	45.3	67.6	—	186.9
Operating Lease Obligations[(2)]	1.4	1.4	1.4	1.4	1.4	14.0	21.0
Capital Lease Obligations	2.7	1.2	0.6	0.2	0.1	—	4.8
Purchase Obligations[(3)]	5.2	0.2	—	—	—	—	5.4
Other Long-Term Liabilities	0.6	0.6	0.6	0.6	2.9	0.6	5.9
Total	22.2	29.7	38.0	47.5	72.0	14.6	224.0

Notes:

(1) Does not give effect to the amendment of the Group's Term Loan and Revolving Credit Facility or the refinancing of indebtedness in connection with the New Share Capital Increase and the Global Offering.

(2) Operating lease obligations consist of payments due under the Group's long-term lease relating to the premises on which its principal offices are located. The rental payment is subject to adjustment for inflation; however, for the purposes of the above table, an inflationary rate of zero is assumed.

(3) Includes payments under contracts relating to the acquisition of broadcasting rights that were not included in the Group's balance sheet as of 31 December 2003 and, in respect of the year ended 31 December 2004, includes cash outflows that are currently uncertain.

Capital Expenditures

From time to time, the Group is required to make capital expenditures on fixed and intangible assets. In the past, the Group's capital expenditures have generally related to the acquisition and development of the Group's principal media assets and have, to a large extent, focused on the Group's television, radio and outdoor operations. The Group's historical capital expenditures have been lower during the years ended 31 December 2002 and 2003 than in prior years due to the comparatively high level of acquisition and development activities carried out by the Group during years preceding 1 January 2002. During the year ended 31 December 2001, the relatively higher level of capital expenditures resulted from the expansion of the Group's radio and outdoor operations and the Group's Directories Business, while the comparatively high level of capital expenditures in prior years was attributable to the Group's investments in television

and, to a lesser degree, radio and outdoor advertising. Due to the relatively high levels of capital expenditures incurred in such prior periods, the Group's depreciation and amortisation charges during the years ended 31 December 2002 and 2003 have been relatively high compared to capital expenditures.

The following table presents certain information concerning the Group's capital expenditures for the periods indicated:

	Year ended 31 December		
	2001	2002	2003
	(in € millions)		
Television	8	8	6
Other Media Activities	15	3	4
Group	23	11	10

Note: Excludes revaluations.

Market Related Risks

In the ordinary course of its business, the Group is exposed to a variety of market risks that are typical for the industry and sectors in which the Group operates. The principal market risks that affect the Group's financial position, results of operations and prospects relate to interest rates and third party credit risk. The Group does not enter into or deal in market sensitive instruments for trading or speculative purposes. While Management has adopted a number of mitigation strategies to limit the Group's exposure to market related risks, there can be no assurances that any of its mitigation strategies will be effective or that the Group will not be materially adversely affected by such risks in future periods.

Interest Rate Risk

The Group uses floating rate debt to finance its operations and capital expenditures. This debt exposes the Group to movements in the base commercial lending rates, including EURIBOR, on which the interest calculation on outstanding indebtedness is based. The Group manages its exposure to this risk through the use of interest rate swaps in certain cases.

The following table provides information about the Group's financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations, that were outstanding as of 31 December 2003. For debt obligations, the table presents the Group's principal cash flows and related weighted average interest rates by expected maturity dates under existing financing arrangements. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the swap. Weighted average variable rates are based on implied forward rates in the yield

curve at the reporting date. The information is presented in euro, which is the Group's reporting currency. The instrument's actual cash flows are also denominated in euro.

	Year ended 31 December						
	2004	2005	2006	2007	2008(1)	Total	Fair Value
	(in € millions)						
Debt Obligations							
Variable Rate Debt(2)	12.3	26.3	35.4	45.3	67.6	186.9	—
Average Interest(2)(3)	EURIBOR+M	EURIBOR+M	EURIBOR+M	EURIBOR+M	EURIBOR+M	—	—
Interest Rate Swaps							
Variable to Variable							
Notional Amount(4)	20.0/18.1	15.9/13.8	11.6/9.4	7.2/5.0	2.5/—	—	(0.6)
Average Pay Rate(5)	EURIBOR	EURIBOR	EURIBOR	EURIBOR	EURIBOR	—	—
Average Receive Rate(5)	EURIBOR	EURIBOR	EURIBOR	EURIBOR	EURIBOR	—	—
Variable to Fixed							
Notional Amount(4)	20.0/18.1	15.9/13.8	11.6/9.4	7.2/5.0	2.5/—	—	(1.0)
Average Pay Rate	4.89%	4.89%	4.89%	4.89%	4.89%	—	—
Average Receive Rate	EURIBOR	EURIBOR	EURIBOR	EURIBOR	EURIBOR	—	—
Variable to Fixed							
Notional Amount(4)	20.0/18.1	15.9/13.8	11.6/9.4	7.2/5.0	2.5/—	—	(1.0)
Average Pay Rate	4.87%	4.87%	4.87%	4.87%	4.87%	—	—
Average Receive Rate	EURIBOR	EURIBOR	EURIBOR	EURIBOR	EURIBOR	—	—
Variable to Fixed							
Notional Amount(4)	21.8/20.0	18.1/15.9	13.8/11.6	9.4/7.2	5.0/2.5	—	(1.0)
Average Pay Rate	4.75%	4.75%	4.75%	4.75%	4.75%	—	—
Average Receive Rate	EURIBOR	EURIBOR	EURIBOR	EURIBOR	EURIBOR	—	—

Notes:

(1) Financial instruments presented in the table mature on or before 31 December 2008.

(2) Does not give effect to the amendment of the Group's Term Loan and Revolving Credit Facility or the refinancing of indebtedness in connection with the New Share Capital Increase and the Global Offering.

(3) Interest is payable at a rate that is equal to an applicable margin over EURIBOR. The margin varies from 1.25% per annum to 3.50% per annum depending on certain factors. See "—Sources of Liquidity".

(4) Interest rate swap notional amounts in February and August of each year.

(5) The reset date for the pay rate is different than the reset date for the receive rate. Floating rate are subject to a maximum strike rate of 4.80% and minimum strike rate of 3.00% until February 2004 and to a minimum strike rate of 3.75% thereafter.

Counterparty Risk

The Group sells advertising time and space to a number of centralised media buyers who broker transactions with advertising customers and, to a lesser extent, to direct advertising customers who buy advertising time or space for their own account. The Group is subject to counterparty risk with respect to these buyers when it enters into an agreement to sell advertising time and space. The term "counterparty risk" refers to the risk that the counterparty to the transaction will not be able to perform its obligation to pay for any advertising time or space that is sold. The Group attempts to reduce counterparty risk by entering into agreements with recognised buyers and, in certain cases, by providing incentives in the form of payment discounts for the timely payment of receivables. See "—Principal Profit and Loss Account Items—Net Financial Expenses". While Management believes that these policies are effective tools for reducing counterparty risk and for managing the Group's working capital, there can be no assurance that this mitigation strategy will continue to be effective or that the Group will not be required to make provisions for doubtful accounts in future periods. See "Business—Group Sales and Customers".

BUSINESS

Group Overview

The Media Capital Group, operating through its television channel, TVI, is the leading television broadcaster in Portugal in terms of both share of prime-time audience and net advertising revenue. The Group's position in television, together with a number two ranking in both radio and outdoor advertising and a presence in the Internet and magazine publishing, makes the Group a significant participant in the Portuguese advertising market. The Group's focus on maintaining its leading position in prime-time viewership through the use of high quality in-house programming and the Group's strong brand recognition enhance operating income and best position the Group to benefit from a further recovery in the Portuguese advertising market. During the year ended 31 December 2003, the Group had operating revenue of €199.8 million, EBITDA of €36.0 million and operating income of €5.2 million.

The Group's business is divided into the following principal divisions:

- **Television.** The Group's television division carries out television broadcasting, production and transmission activities. The television division generated €135.3 million, or 67.7%, of the Group's operating revenue during the year ended 31 December 2003 and is the Group's main operating division.

  Television broadcasting is carried out through TVI, one of three free-to-air television channels in Portugal that sells commercial advertising time. TVI is a general commercial television channel that offers a broad audience of viewers a balanced schedule of programmes. Since November 2000, the channel has achieved the highest audience share during prime-time hours through a balance of news, Portuguese fiction and reality television programming. TVI is an established leader in Portuguese television, having captured 36.8% of the prime-time audience share and 40.9% of the net television advertising revenue in Portugal during 2003.

  Television production is carried out through the NBP Group, a Portuguese television production group that is the leading producer of Portuguese fiction and is 60.0% owned by the Group. The NBP Group's production activities are a critical element of the operations of TVI and make the Group the only vertically integrated Portuguese commercial free-to-air television broadcaster. The NBP Group produces programmes almost exclusively for TVI and is the principal supplier of programming to TVI, having supplied the channel with more than 75% of its non-news prime-time programming content during 2003. The NBP Group's high quality programming is an integral part of TVI's strength in television broadcasting, because its productions (such as the soaps and series *Amanhecer*, *A Jóia de África*, *O Teu Olhar* and *Saber Amar*, which achieved average prime-time audience shares of 44.7%, 42.5%, 40.9% and 40.9%, respectively, during 2003) generate high audience shares and, as a result, attract the interest of advertisers. The NBP Group's operations also maintain flexible and efficient cost structures that enable it to adjust capacity to satisfy TVI's programming needs and to avoid high fixed costs.

  Transmission of television programmes in mainland Portugal is carried out through the Group's own broadcasting network, which is operated by RETI, a member of the Group.

  The Group has recently begun to develop new sources of other revenue within its television division. These include programme sponsorship, merchandising, interactive television and SMS messaging from TVI viewers.

- **Other Media Activities.** The Group's other media activities involve radio broadcasting, outdoor advertising and other media operations. Together, these activities generated €64.5 million, or 32.3%, of the Group's operating revenue during the year ended 31 December 2003.

  Radio broadcasting activities generated €12.5 million of operating revenue during the year ended 31 December 2003 and are carried out through a number of FM radio stations, including *Rádio Comercial, Rádio Clube Português, Cidade FM* and *Best Rock FM*. During 2003, the Group's radio stations attracted over one million listeners each day, representing an average 18.5% audience share, and captured 24.5% of the net radio advertising revenue (excluding local radio stations) generated in Portugal, making the Group the second-largest radio broadcasting group in Portugal.

  The Group's outdoor operations generated €15.5 million of operating revenue during the year ended 31 December 2003 and offer outdoor advertisers a complete portfolio of transportation, billboard and street furniture advertising space in important population centres in Portugal. During

2003, the Group's outdoor operations captured 21.0% of the net outdoor advertising revenue generated in Portugal, making the Group the second-largest outdoor advertising operator in Portugal.

The Group also carries out Internet activities and magazine publishing that complement the Group's other media operations. Together, these activities generated €36.5 million of operating revenue during the year ended 31 December 2003. The Group's Internet business provides narrowband and broadband Internet access service and sells Internet advertising on the Group's Internet portal, www.iol.pt, and related sites. The Group's magazine publishing operations publish a number of well known titles, including *Maxmen* (ranked number one in its category), *Lux* and *Lux Woman*, and a number of annual industry guides and directories.

The following table presents the amount of operating revenue, EBITDA and operating income generated by the Group and its principal operating divisions during the year ended 31 December 2003:

	Operating Revenue	EBITDA	Operating Income
		(in € millions)	
Television	135.3	38.1	26.3
Other Media Activities	64.5	(2.1)	(21.1)
Group	199.8	36.0	5.2

Group History and Development

The Media Capital Group was established as a publisher of print media in 1992 by Mr. Miguel Paes do Amaral. In connection with its formation, the Group acquired a number of publications that were characterised by strong brand names and significant circulations. These publications included *O Independente*, a weekly newspaper covering major political and business news of the week, *Fortuna*, a monthly finance and business magazine, *Diário Económico*, a daily broadsheet financial paper, and *Semanário Económico*, a weekly business tabloid.

The Group's first significant investment in other forms of media occurred in 1997 when it acquired *Rádio Comercial,* a national FM radio station, and *Rádio Nostalgia* (now rebranded *Rádio Clube Português*), a regional FM radio station. In 1998, following its successful entry into the radio advertising market, the Group made a strategic investment in television broadcasting by acquiring a 30% interest in TVI, which, at the time, was performing relatively poorly in terms of audience share and advertising revenue. The Group took control of TVI one year later and effected a number of changes to the channel's programming and operations in order to improve audience share, advertising revenue and profitability. In 2000, the Group relaunched the channel with a new brand image and programming strategy that focused on news, Portuguese fiction and reality shows and implemented an investment programme to upgrade the channel's studios and technical infrastructure. These changes led to an increase in TVI's audience share, particularly during prime-time hours, which enabled the channel to increase advertising revenue, notwithstanding a contraction in the advertising market during 2001 and 2002.

From 1999 to 2003, the Group also expanded its radio operations by acquiring, launching and relaunching additional radio stations, diversified further into outdoor advertising through the acquisition of a number of outdoor operators and launched its Internet business. While the Group continued to develop its press operations during this time, a review of its press operations and market conditions by Management in 2001 led to a strategic decision to scale back the Group's print media operations. During 2001 and 2002, the Group divested its interests in *O Independente*, *Fortuna*, *Diário Económico* and *Semanário Económico*, suspended or ceased the publication of a number of publications and focused its operations on a select number of new magazine titles, such as *Maxmen, Lux Woman* and *Lux*.

Competitive Strengths

Management believes that the Group's competitive strengths will enable it to maintain a leading position in the Portuguese media industry and best position the Group to take advantage of a further recovery in the Portuguese advertising market. These competitive strengths include:

- **Leading market position.** The Group, operating through TVI, is the leader in Portuguese television, having maintained the leading prime-time audience share since November 2000 and having captured 36.8% of the prime-time audience share and 40.9% of the net television advertising

revenue generated in Portugal during the year ended 31 December 2003. The Group is also the second-largest radio broadcasting group and the second-largest outdoor advertising operator in Portugal, having generated 24.5% and 21.0%, respectively, of the net advertising revenue in those sectors during the year ended 31 December 2003. These market positions, when combined with the Group's presence in the Internet and magazine publishing, make the Group a major participant in the Portuguese advertising market.

- **Assured supply of high quality programming.** Through its 60.0% interest in the NBP Group, the Group is the only vertically integrated commercial free-to-air television broadcaster in Portugal. The NBP Group is able to provide TVI with privileged access to high quality internally produced programmes that generate large prime-time audience shares and, as a result, attract the interest of advertisers. At the same time, the NBP Group's flexible and efficient cost structures enable it to adjust capacity to satisfy TVI's programming needs and avoid high fixed costs.

- **Focused audience strategy.** The Group's television programming and content strategy places a strong emphasis on prime-time and focuses on capturing audiences (primarily AB/C1 viewers and housewives) that are the most important to advertisers and, accordingly, generate large amounts of advertising revenue. The Group conducts market research on a continuous basis to ensure that TVI's programming is aligned with audience preferences. By implementing this strategy, TVI has been successful in capturing and retaining target audiences and increasing audience share using cost-effective programming that differentiates the channel from its competitors.

- **Low cost base and efficient operations.** Despite its significant revenue growth, the Group has maintained a low cost base throughout the business cycle, resulting in improved operating income. As it has grown, the Group has continuously reviewed operations and, where necessary, has integrated and rationalised Group activities. The Group has implemented a successful television programming and content strategy that utilises cost-effective programming that has high audience receptivity and delivers commercially attractive audiences to advertisers. Management is committed to making strategic decisions based upon sound economic fundamentals and to making programming and investment decisions based upon cost-effectiveness and enhancement of profitability.

- **Strong branding.** The Group has developed strong brand names, particularly in television and radio, through targeted programming and content development that is based on regular market research and successful self-promotion and cross-promotion. The Group's branding has increased audience loyalty, enhanced market share and improved demand from advertisers for the Group's media space.

- **Experienced and skilled management.** The Group is managed by an experienced senior management team that has an established record of providing the Group with strategic direction, managing operational turnarounds of under-performing media assets, integrating acquisitions, growing new business and managing costs. This management team has contributed significantly to the transformation of the Group into the leader in Portuguese television and a significant participant in the Portuguese media industry.

- **Barriers to entry.** The principal sectors in which the Group operates have relatively high barriers to entry that help protect the Group from new competition. These barriers to entry include, among other things, the limited number of free-to-air television licences that have been issued to privately owned broadcasters, the limited availability of national and regional radio broadcast licences, capacity limitations relating to television and radio spectrum, the limited availability of new locations in desirable areas for outdoor advertising displays and the costs associated with building new outdoor networks.

Strategy

Since its formation, the Group has focused on delivering the appropriate audiences to its advertising customers in order to enable them to build and develop their brands. It has sought to do this in the most efficient and cost-effective manner possible while adopting and implementing strategies to enhance profitability. To continue this, Management has developed the following strategy that builds on the Group's assets and strengths:

- **Increase share of advertising revenue based on leading audience shares.** The Group will continue to focus its programming and content on audiences that generate large amounts of advertising

revenue. To achieve this goal, TVI will capitalise on its leading position in prime-time television by providing high impact programming and content in a manner that strengthens TVI's brand while maintaining low-cost structures that enhance profitability. The Group will also build on the successful rebranding of its radio stations and on its well known radio personalities in order to further improve the audience share and, accordingly, advertising revenue of the Group's radio operations.

- **Develop new revenue sources.** The Group will continue to pursue opportunities to generate additional revenue from new advertising and non-advertising sources. These opportunities will include the potential to increase spending on television and radio programme sponsorships, television and radio merchandising, interactive television and SMS messaging, as well as the opportunity to develop new thematic television channels (which the Group believes may be launched within a relatively short period of time following the signing of an agreement on the development of such channels), to increase the Group's sales of internally produced television programmes in other countries, including countries in Latin America and Eastern Europe, and to develop an AM radio broadcasting format.

- **Profitability driven programming spend.** The Group will continue to exploit the advantages of being the only vertically integrated commercial free-to-air television broadcaster in Portugal. The Group will seek to continue to produce core television programming internally and adjust production levels to meet the needs of TVI. The Group will continue to conduct market research to ensure that its programmes are aligned with prime-time audience preferences and will make programming decisions based upon cost-effectiveness and enhancement of profitability. The Group will also acquire rights to broadcast sporting events and externally produced programmes when such rights may be obtained at competitive prices and the broadcasting is likely to have a positive impact on advertising revenue without adversely affecting profitability.

- **Review business lines and maintain lean cost structures.** The Group is committed to maintaining a lean organisational structure and tight cost controls throughout the business cycle. The Group will continue to rationalise and integrate its operations with a view to enhancing operating margins and shareholder value and will continue to review its operations and market conditions on a regular basis in order to ensure that the Group's activities are carried out in an efficient and effective manner. The Group will allocate resources and adjust operations according to changes in the competitive environment, audience preferences and customer demands and will divest assets and relaunch or close under-performing operations as appropriate.

- **Focus investment in core businesses and seek opportunistic acquisitions.** The Group intends to continue to focus its investment in its core lines of business and will take advantage of opportunities that may arise to reinforce and consolidate the Group's position in the markets in which it operates.

Developments in the Portuguese Advertising Market

Advertising sales in Portugal historically have responded to changes in general business and economic conditions. Compared to gross national product, advertising spending in Portugal generally has grown at relatively faster rates during periods of economic expansion and recovery and decreased at relatively faster rates during periods of economic recession and downturn. Increases in advertising spending generally have preceded and anticipated growth in gross domestic product, while declines in advertising spending generally have preceded and anticipated economic downturn. Such cyclicality is accentuated by the fact that most advertisers view advertising expenditure as supplemental in nature and adjust advertising spending in accordance with anticipated business developments.

According to independent sources, nominal gross domestic product and nominal advertising spending in Portugal grew significantly from 1996 to 1999. During this period, nominal advertising spending grew at an annual rate of between 18.9% and 20.6%, while nominal gross domestic product grew at an annual rate of between 6.7% and 8.5%. During 2000, while growth in nominal gross domestic product remained relatively stable at 7.0%, growth in nominal advertising spending in Portugal declined to 11.5% as advertisers scaled back advertising spending in anticipation of a decline in general economic conditions. The decrease in Portuguese advertising spending continued during 2001 and 2002, during which time nominal advertising spending contracted at rates of 6.2% and 8.8%, respectively, as growth in nominal gross domestic product slowed. During 2003, as economic conditions showed signs of improvement, nominal advertising spending began to recover, growing at an estimated rate of 2.2%, notwithstanding a continued decline in the growth rate of nominal gross domestic product. Management believes that the

rebound of nominal advertising spending during 2003 is indicative of a recovery in the advertising market and believes that there is potential for continued growth. Independent financial sources have expressed similar beliefs due, in part, to expectations concerning renewed growth in the Portuguese gross domestic product.

Gross advertising spending in Portugal, in terms of per capita expenditure and as a percentage of gross domestic product, has generally lagged behind advertising spending in other major European Union countries, including Spain, Germany and the United Kingdom. Management believes that the relative underdevelopment of advertising spending in Portugal provides potential for future long-term growth, particularly in television and radio advertising, which, in Portugal, are characterised by a relatively low cost per minute of advertising. Management also believes that recent developments in the Portuguese media industry, including reductions in volume rebates and agency commissions on television advertising, the consolidation of the outdoor advertising sector (which has improved pricing and the credibility of outdoor advertising), the impact of the reduction in the number of advertising minutes that RTP1 may broadcast with effect from September 2003 and the selection of Portugal as the host of the Euro 2004 football championships, will provide Portuguese media operators with additional opportunities to improve advertising revenue in the near term.

Television

Overview

In Portugal, over 99% of households are reported to have at least one television and statistics indicate that, at approximately 204 minutes per day, the average level of television viewing in Portugal is among the highest in Europe. This viewing is largely accounted for by the free-to-air television channels, despite relatively high rates of cable and satellite penetration in Portugal. According to Marktest, during the year ended 31 December 2003, Portugal's free-to-air television channels, together, accounted for 87.7% of the total television audience share and 72.4% of the audience share of households with cable subscriptions in Portugal.

Free-to-Air Television

The Portuguese television market was deregulated in 1992 when the Portuguese government granted two renewable 15-year free-to-air broadcasting licences to Sociedade Independente de Comunicação, the operator of SIC, and Televisão Independente S.A., the operator of TVI. Prior to that time, the only television channels in Portugal were RTP1 and RTP2, two government-owned channels that commenced operations in 1957 and 1965, respectively. Since the deregulation of the television market, no further free-to-air broadcast licences have been granted for additional free-to-air television channels. Management believes that, although new licences may eventually be issued by the Portuguese government in connection with an introduction of digital terrestrial television in the future, the size of the existing free-to-air television broadcast market and capacity limits on available television spectrum will constrain the likelihood of additional free-to-air television channels being issued in the near term.

Television Advertising

Portuguese and European Union regulations limit the minutes per hour of advertising time that television broadcasters in Portugal may transmit. SIC and TVI, as privately held channels, may transmit up to 12 minutes of commercial advertising per hour. Pursuant to an agreement among the Portuguese government and industry participants, RTP1 was required to reduce the amount of its broadcast advertising from 7.5 minutes to 6 minutes of commercial advertising per hour with effect from September 2003. RTP2 is not permitted to broadcast any commercial advertising, although it may transmit institutional advertising (which is typically associated with governmental initiatives and cultural events). In addition to these limits, each free-to-air channel may engage in self-promotion or sponsorship activities, provided that certain requirements are met.

The price at which television advertising is sold generally depends on demand, audience share and any commercial discounts, volume rebates and agency commissions negotiated with the buyer. Demand for television advertising in Portugal historically has been affected by both economic cycles and seasonal spending. See "—Developments in the Portuguese Advertising Market" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Results of Operations". Audience share represents the proportion of viewers watching a television channel's programme at a specific time. Commercial discounts represent the difference between rate card prices for advertising

minutes and the gross prices at which those minutes are actually sold before the deduction, if applicable, of agency commissions and volume rebates. Because advertising in Portugal is typically sold at significant commercial discounts and due to the fact that a significant proportion of television advertising is sold through centralised media buyers who receive volume rebates and agency commissions on sales made through them, most advertising in Portugal is sold at a considerable reduction to published rates. Given the prevalence and significance of these price reductions, Management believes that the most appropriate basis for calculating market information relating to Portuguese advertising revenue is to measure advertising spending after the deduction of applicable commercial discounts, volume rebates and agency commissions. In this Offering Circular, such amounts are referred to as "net advertising revenue". See "Presentation of Market Information".

Television advertising time in Portugal is generally sold at a substantial premium during prime-time hours, which run from 8:00 p.m. until 12:00 a.m., because the size of prime-time audiences provides television advertisers with the most effective means of reaching a large target audience. The effectiveness of prime-time advertising increases demand for prime-time advertising slots, which has a favourable impact on both pricing and minutes of advertising sold. Broadcasters that achieve leading prime-time audience shares benefit the most from advertising spending and are generally able to achieve relatively high volumes of sales and high prices on minutes of advertising sold during prime-time hours.

The following tables present the average weighted splits of audiences and gross advertising spending in Portugal by time of day during the year ended 31 December 2003:

Time of Day	All-Day Audience	Gross Advertising Spending
	(%)	
2:30 a.m. to 8:00 a.m.	3	2
8:00 a.m. to 12:00 p.m.	7	4
12:00 p.m. to 3:00 p.m.	15	10
3:00 p.m. to 6:00 p.m.	11	10
6:00 p.m. to 8:00 p.m.	14	17
8:00 p.m. to 12:00 a.m.	42	49
12:00 a.m. 2:30 a.m.	9	9
All-Day	100	100

Source: Marktest-Telereport

Operating Overview

The Group's television business is vertically integrated and is involved in broadcasting, production and transmission activities. Broadcasting activities are carried out by Televisão Independente S.A., which owns and operates the licence for TVI. Production activities are carried out through the NBP Group, a Portuguese television production company in which the Group holds a 60% interest. Together, these operating units provide the largest single source of operating revenue for the Group. TVI broadcasts its programming in mainland Portugal through the Group's own broadcasting network, which is operated by RETI, a member of the Group.

The following table presents key financial data of the television division for the periods indicated:

	Year ended 31 December				
	1999	2000	2001	2002	2003
	(in € millions)				
Operating Revenue	48.9	78.0	119.1	153.5	135.3
EBITDA	14.6	23.6	26.0	32.2	38.1
Operating Income	11.1	19.1	16.9	20.8	26.3

TVI

The Group made a strategic investment in television broadcasting by acquiring a 30% interest in TVI in November 1998 and a 65% interest in TVI in September 1999. Although TVI had begun broadcasting in 1993 as the fourth free-to-air television channel in Portugal, the channel had performed relatively poorly in terms of audience share and advertising revenue prior to the Group acquiring control of the channel in

1999. Upon acquiring control of TVI, Management effected a number of changes to the channel's programming and operations in order to improve audience share, advertising revenue and profitability. In 2000, the Group relaunched the TVI brand with a new image and programming strategy that focused on news, Portuguese fiction and reality shows. These changes led to a rapid increase in TVI's prime-time and all-day (average) audience shares, which grew from 23.8% and 22.4%, respectively, during the year ended 31 December 2000 to 36.8% and 32.5%, respectively, during the year ended 31 December 2003. The increase in these audience shares over the period enabled the channel to increase net advertising revenue from €75.8 million (estimated to represent a market share of 26.5%) during the year ended 31 December 2000 to €119.6 million (estimated to represent a market share of 40.9%) during the year ended 31 December 2003.

Programming

In connection with its acquisition of TVI, the Group undertook a comprehensive review of the channel's operations (including the channel's programming, branding, infrastructure and equipment) and general market conditions. The review focused on identifying audiences that would be most relevant to television advertisers, the receptiveness of important audiences to new programming content, brand and image perception and viewer preferences. Based on this review, Management implemented a new programming strategy that differentiated TVI from its competitors in terms of scheduling and content, focused on capturing audiences that were most important to advertising customers, presented a dynamic and progressive image and sought to attract higher numbers of viewers.

Since its relaunch, TVI's programming strategy has placed a strong emphasis on prime-time programming and has focused on delivering the following core programming content:

- **News.** News broadcasting is a core aspect of TVI's television programming and has proven to be an important part of TVI's image. In connection with the relaunching of the TVI brand, Management redesigned TVI's news studio and programming formats to make its news presentation more popular. To enhance the quality of reporting, the TVI news team, which includes well known anchor newscasters, commentators and up-and-coming news presenters, is supported by three broadcasting centres and mobile news gathering equipment that enables TVI to broadcast live news from throughout mainland Portugal. During 2003, Portugal's most widely viewed news programme was TVI's *Jornal Nacional*, an evening national news programme that achieved an average audience share of 34.2% during the year.

- **Portuguese Fiction.** Portuguese fiction is critical to ensuring that TVI maintains its leading prime-time audience share. Portuguese fiction programmes broadcast by TVI, which include both Portuguese soap operas and television series, generally have displaced Brazilian fiction as the most popular form of fiction in Portugal and have enabled TVI to capture new viewers. During 2003, the most popular Portuguese fiction programmes broadcast by TVI and produced by the NBP Group included the soaps and series *Amanhecer*, *A Jóia de África*, *O Teu Olhar* and *Saber Amar*, which achieved average prime-time audience shares of 44.7%, 42.5%, 40.9% and 40.9%, respectively, during the year.

- **Reality Television.** Reality television programming has contributed significantly to the performance of TVI since the relaunching of the channel in 2000, due to the general popularity of such programming in Portugal. These programmes have increased TVI's audience share and improved advertising revenue. *Big Brother*, the first reality television programme launched by TVI, was broadcast twice daily from Sunday to Friday and generated a large degree of publicity during its broadcasting. The show also provided programming content for the Group's other media operations, particularly the Group's Internet portal (which published a *Big Brother* webpage that generated a majority of the traffic on the Group's website during its broadcasting of the programme), and generated additional revenue through sponsorships, related events and SMS messaging. After the initial success of *Big Brother*, TVI's other reality shows, including *Survivor* and *Star Academy*, have continued to attract audiences using several similarly successful formats. Management believes that these formats will continue to attract relevant audiences in future periods.

To complement its core news, Portuguese fiction and reality television programming, TVI also broadcasts additional programming content when it is able to acquire broadcasting rights at a competitive price, such as:

- **Select Sporting Events.** TVI selectively broadcasts a number of important sporting events, including international and league football matches, that generate high audience shares and which are likely to have a positive impact on advertising revenue without affecting profitability. During 2003, the most widely viewed sporting events broadcast by TVI consisted of the Brazil-Portugal international football match and the Benfica-A Nova Luz-Inauguration football match, which were among the 10 most widely viewed programmes broadcast on free-to-air television channels during the year. While TVI has not entered into any significant long-term contracts to broadcast sporting events due to the expensive nature of such programming, it has reached an agreement with União Leiria to air high impact home football matches and has acquired, along with RTP and SIC, split rights to broadcast the Euro 2004 football championships in Portugal. Management believes that TVI may benefit from similar split rights arrangements with respect to future sporting events.
- **Select International Series, Blockbuster Movies and Children's Programmes.** TVI also broadcasts successful international television series (such as *The X-Files*), blockbuster movies (such as *Harry Potter and the Philosopher's Stone*, *Titanic* and *Charlie's Angels*) and select children's programmes (such as *A Dog Called Eddy*). Although rights to air these programmes are relatively expensive, they are generally accompanied by rights to additional ancillary programmes and Management believes that it is important, where broadcast rights can be obtained at a competitive price, to offer such programming as part of a balanced programming schedule.

Audience Share

Prior to its acquisition by the Group, TVI had achieved a relatively low audience share. Following the Group's acquisition of the channel and the introduction of a new programming format, the Group has increased TVI's audience share, particularly during prime-time hours, and has been successful at attracting viewers in the AB/C1 audience class with the greatest disposable income, particularly viewers aged 25 to 54, and housewives. These viewers tend to comprise the important audiences for advertisers and typically generate relatively greater amounts of advertising revenue than other viewers.

The following table presents TVI's prime-time and all-day (average) audience shares during the periods indicated:

	Year ended 31 December			
	2000	2001	2002	2003
	(%)			
Prime-Time Audience Share	23.8	42.5	41.1	36.8
All-Day (Average) Audience Share	22.4	34.8	35.1	32.5

Source: Marktest-Telereport

Note: Only includes free-to-air broadcasting.

TVI's audience share increased significantly from 2000 to 2001 following the relaunch of the channel. Although TVI experienced a decline in its prime-time audience share during 2002 and 2003 due to aggressive competition from free-to-air competitor stations, it nevertheless maintained its leading position in prime-time audience share during the period. TVI's programming and focused audience strategy is aimed at enhancing profitability. Management may undertake initiatives to increase TVI's audience share in both the prime-time and all-day broadcasting periods; however, it expects to do so only where incremental gains in audience share would not adversely affect profitability.

The following table presents TVI's audience share by category of viewers during the year ended 31 December 2003:

	Adults (>15)	Housewives	AB/C1: 25-54
TVI Audience Share	32.5%	35.0%	33.0%

Source: Marktest-Telereport

Note: Only includes free-to-air broadcasting.

Advertising Revenue

TVI has experienced substantial and sustained growth in advertising revenue since the relaunching of the station in 2000, despite a period of contraction in the Portuguese advertising market. This growth has been due to a significant increase in the channel's audience share since the implementation of TVI's new programming strategy and, in the case of 2003, growth in television advertising spending in Portugal. TVI's performance during prime-time hours, where it has maintained the leading audience share since November 2000, has had the greatest effect on advertising revenue, because prime-time advertising is generally sold at a considerable premium due to the size of prime-time audiences and the effectiveness of prime-time advertising slots. Together, these factors have led to an increase since 2000 in TVI's ratio of share of net advertising revenue to audience share, or "power ratio", which is a measure of sales effectiveness.

The following table presents TVI's share of net advertising revenue and ratio of share of net advertising revenue to audience share for the periods indicated:

	Year ended 31 December			
	2000	**2001**	**2002**	**2003**
Share of Net Advertising Revenue	26.5%	42.0%	44.6%	40.9%
Share of Net Advertising Revenue/Audience Share	1.18x	1.21x	1.27x	1.26x

Source: Marktest-Telereport (Audience Share), Media Capital Estimates (Share of Net Advertising Revenue)

New Revenue Sources

While advertising sales are the primary source of its revenue, TVI has developed new sources of revenue that offer potential for growth. New sources of revenue include programme sponsorships, merchandising, interactive television and SMS messaging. To date, TVI has successfully generated additional revenue from these sources, particularly with respect to its reality shows (such as *Big Brother*), which have generated large volumes of interactive voting and SMS messaging from viewers.

Thematic Channel Development

TVI is currently discussing with TV Cabo, the largest pay television operator in Portugal and a subsidiary of Portugal Telecom, the possibility of developing and launching new thematic television channels to be broadcast over TV Cabo's pay television network. Management believes that the development of such channels would reinforce the TVI brand, enable TVI to capitalise on synergies (particularly relating to programming and cross-promotion) and economies of scale created by having multiple channels and generate additional revenue. To date, no definitive agreement has been made regarding the launch of these new channels. Management has indicated that the Group would enter into a final agreement for the development of a thematic channel only if the channel would meet the Group's internal guidelines for profitability and return on investment.

Broadcasting Licence

The Group carries out its television broadcasting activities pursuant to a free-to-air broadcasting licence issued by the Portuguese government on 2 October 1992. The broadcasting licence permits the Group to carry out television broadcasting on the frequencies allocated to it, which cover most of the population of Portugal. The licence was issued with an initial term of 15 years and may be renewed for additional 15 year periods upon the payment of a fee, provided that renewal is requested at least one year prior to expiry date and there has not occurred a manifest and unjustifiable failure to comply with the conditions on which the awarding of the licence was based. The principal terms and conditions of the licence include, among other things, specific regulations regarding the broadcasting of news and the duty of the Group to broadcast a specific percentage of programmes in the Portuguese language. The licence may be transferred only with the prior approval of the AACS. See "Regulation—Television Regulation—Portuguese Regulation—Broadcasting Licences".

Transmission Network

TVI broadcasts its programming in mainland Portugal primarily through the Group's own television broadcasting network, which is operated by RETI, a member of the Group. TVI also has access to Portugal Telecom's terrestrial broadcasting network, which it uses to access certain remote locations or when there

is a technical problem in the Group's network, and broadcasts programmes through cable and satellite television networks in Portugal that are required by law to broadcast free-to-air television programming. The Group's network currently consists of 21 UHF broadcasting stations (with power ranges of 2.5 to 20 kilowatts), 13 transposer stations (with power ranges of 100 to 1,000 watts) and a microwave link network that has total redundancy capabilities and dedicated connections between Lisbon and Oporto. The Group's network infrastructure covers approximately 91% of Portugal's mainland territory and enables TVI to broadcast content to approximately 97% of Portuguese households. RETI also manages TVI's outside broadcasting activities. See "—Litigation".

Free-to-Air Television Competition

TVI competes with SIC, RTP1 and RTP2 for audience share (although Management believes that RTP2 is not a direct competitor of TVI, because it targets a different audience), but competes with only SIC and RTP1 for commercial advertising revenue due to the prohibition on commercial advertising to which RTP2 is currently subject.

SIC, which is TVI's most direct competitor, covers approximately 98% of Portuguese households through Portugal Telecom's broadcasting network. Through the broadcasting of Brazilian soap operas, which formerly constituted the dominant fiction programmes in Portuguese free-to-air television, and popular news programmes, SIC became an early market leader in the deregulated Portuguese television market. SIC has been the leader in all-day (average) audience share during recent years, although the Group has achieved the highest all-day (average) audience share during certain months in those years and achieved the highest all-day (average) audience share during February 2004. SIC has an output contract with Globo, the leading producer of Brazilian soap operas, and a right of first refusal on Disney productions. However, since the acquisition and relaunch of TVI by the Group, SIC's prime-time and all-day (average) audience shares have each decreased from 45.4% during the year ended 31 December 2000 to 32.8% and 34.6%, respectively, during the year ended 31 December 2003, due, in part, to the migration of viewers to TVI.

RTP1 and RTP2 cover approximately 98% of Portuguese households through Portugal Telecom's national broadcasting network. RTP1's programming focuses on general entertainment, with an emphasis on news, quiz shows and Portuguese sports (including major Portuguese football events), while RTP2's programming concentrates on specialised cultural, minority interest and children's programmes. The deregulation of the Portuguese television industry in 1992 has resulted in a significant decrease in the audience share and advertising revenue of both RTP1 and RTP2. Due to these decreases, expensive local production costs and large employee bases, both channels have accumulated losses in recent years. While both channels historically were funded in part by licence fees levied on households, the Portuguese government waived the licensing requirement in 1990. Since that time, both RTP1 and RTP2 have funded their operations through government grants, capital increases by the Portuguese government and advertising revenue (although RTP2 has not been permitted to broadcast commercial advertising since 1997 and, accordingly, has not been a competitor in the commercial television market since that time).

The following table presents the prime-time and all-day (average) audience shares of TVI, SIC, RTP1 and RTP2 hours for the periods indicated:

	Year ended 31 December				
	1999	2000	2001	2002	2003
			(%)		
Prime-Time Audience Share					
TVI	14.5	23.8	42.5	41.1	36.8
SIC	51.2	45.4	33.7	32.1	32.8
RTP1	28.4	25.8	19.2	21.4	24.7
RTP2	5.8	5.0	4.5	5.4	5.7
Total	100.0	100.0	100.0	100.0	100.0
All-Day (Average) Audience Share					
TVI	17.4	22.4	34.8	35.1	32.5
SIC	48.1	45.4	37.1	35.3	34.6
RTP1	28.5	26.2	21.9	23.6	27.1
RTP2	6.0	6.0	6.1	5.9	5.7
Total	100.0	100.0	100.0	100.0	100.0

Source: Marktest-Telereport

Note: Only includes free-to-air broadcasting.

The following table presents the all-day (average) audience shares by category of viewer of TVI, SIC, RTP1 and RTP2 during the year ended 31 December 2003:

	Adults (>15)	Housewives	AB/C1: 25-54
		(%)	
TVI	32.5	35.0	33.0
SIC	33.3	31.6	30.3
RTP1	28.5	28.4	29.1
RTP2	5.6	4.9	7.5
Total	100.0	100.0	100.0

Source: Marktest-Telereport

Note: Only includes free-to-air broadcasting.

Digital Terrestrial Television Development

In accordance with European Union legislation, Portugal and other countries in the European Union are pursuing measures to promote the development of digital television services, including digital terrestrial television. The implementation of digital terrestrial broadcast technology is likely to require significant investment to develop a digital television broadcasting infrastructure, the resolution of cost allocation of supplying digital receivers to end users, the resolution of cost allocation of simultaneous analogue and digital broadcasting during a transition period and the allocation of channels and licences relating to the digital spectrum. The Portuguese government has been exploring these issues through public consultations, in particular with terrestrial television broadcasters, for the purpose of reaching a balanced solution. Management believes that, because the Group's television division is one of the principal content providers in Portugal, TVI will be well positioned to take advantage of new digital broadcast technologies that are developed and implemented in future periods.

Cable and Satellite Television

The cable and satellite television market experienced a period of growth from the year ended 31 December 1999 to the year ended 31 December 2003, during which time cable and satellite penetration rates increased from 39% of Portuguese households to 69% of Portuguese households. Despite the growth in cable and satellite penetration rates, free-to-air television stations have continued to account for a substantial proportion of television viewers in Portugal. The following table presents the all-day (average)

audience share of cable and satellite broadcasters and free-to-air broadcasters during the periods indicated:

	Year ended 31 December		
	2001	2002	2003
		(%)	
Free-to-Air			
TVI	31.9	31.4	28.5
SIC	34.0	31.5	30.3
RTP1	20.1	21.1	23.8
RTP2	5.6	5.3	5.0
Free-to-Air Total	91.6	89.4	87.7
Cable and Satellite	8.4	10.7	12.3
Total	100.0	100.0	100.0

Management believes that the cable and satellite television market is now mature and that cable and satellite broadcasters do not pose a significant competitive threat to its free-to-air broadcasting operations, particularly given the popularity of free-to-air television programming among Portuguese cable and satellite viewers and that cable and satellite operators in Portugal are required by law to transmit free-to-air programming on their networks. Management believes that the relatively high rates of free-to-air television viewership on cable and satellite networks is likely to continue in the future and that cable and satellite operators are likely to continue to generate revenue primarily through paid subscriptions rather than advertising.

NBP Group

The NBP Group is a leading Portuguese production group that was founded in 1992 and that historically has sold a significant proportion of its productions to TVI. In connection with the implementation of TVI's new programming strategy, which places an emphasis on Portuguese fiction, the Group acquired a 45% stake in the NBP Group in November 2001 and a further 15% stake in November 2002, bringing the NBP Group under the Group's control. The remaining 40% interest in the NBP Group, is currently held by the NBP Group's chief executive officer and other members of management. TVI generally has exclusive broadcast rights to the NBP Group's programming and, during 2003, the NBP Group produced more than 75% of TVI's prime-time non-news programming.

Production and Distribution

The NBP Group's operations are vertically integrated and have been structured in a manner that allows NBP to scale its operations in accordance with prevailing production requirements. The NBP Group operates through a number of support companies that produce and adapt television scripts, design and produce sets, rent audiovisual equipment, manage and own wardrobes and supply set furniture. The NBP Group has 9,200 square metres of production space available to it at three separate locations and has access to other production facilities if required. The NBP Group has also entered into exclusive contracts with a number of important Portuguese actors and actresses.

The NBP Group's productions consist primarily of Portuguese fiction and include the soap operas *Amanhecer, A Jóia de África*, *O Teu Olhar* and *Saber Amar*, which achieved average prime-time audience shares of 44.7%, 42.5%, 40.9% and 40.9%, respectively, during 2003 and were among the most popular programmes broadcast by TVI during the year. The NBP Group's productions have successfully competed in Portugal with Latin American (Brazilian) fictional programmes, such as soap operas produced by Globo, which have lost favour in the Portuguese market in recent years due, in part, to the broadcasting of Portuguese fiction by TVI. The NBP Group's productions play an important role in TVI's leadership in prime-time audience share.

The NBP Group has successfully exported a number of its productions to countries in Latin America pursuant to an agreement with Buena Vista International, an affiliate of Disney, and is currently exploring the possibility of exporting additional programmes to countries (particularly in Eastern Europe and Latin America) that have a high demand for low-cost productions. Management believes that the ability to sell rights to its content in other markets has an important effect on the Group's profitability, because exported programmes generate additional revenue at low incremental costs.

Other Media Activities

Media Capital Radio

Radio Advertising

Commercial radio broadcasters in Portugal, like television broadcasters, generate revenue primarily from selling advertising time. Commercial radio stations may dedicate no more than 20% of their broadcasting time to commercial advertising. These restrictions do not limit the ability of radio stations to engage in self-promotion or generate revenue from sponsorship activities, provided that certain requirements are met.

The principal method of selling radio advertising time involves selling a package of advertising spots in different time slots at a price that depends on the number of spots sold, any commercial discounts, volume rebates and agency commissions negotiated by the buyer and the season of the year, day of the week and time of day in which the spots are located, with the most expensive spots falling in drive-time (morning rush hour) periods on business days within the fourth quarter of the year. Industry participants are currently discussing the possibility of implementing a new system of measuring radio audiences that could impact the manner in which gross prices are calculated. Commercial discounts to prices (as published on a rate card) are available to both intermediary buyers in brokered transactions and to end advertisers in direct sales transactions. The size of the discount varies depending on the extent and nature of the relationship between the buyer and the seller, the size of the advertising campaign for which the slot is being used and the advertising slots purchased. Volume rebates and commissions generally apply to sales of radio advertising time that are made through centralised media buyers.

Operating Overview

The Group entered the radio market in 1997 through the acquisition of *Rádio Comercial* and *Rádio Nostalgia* (now rebranded *Radio Clube Português*), which, in each case, had a history of relatively poor listenership and advertising revenue. Following a successful relaunch of these stations, the Group continued to grow its radio business by acquiring and launching additional radio stations and by entering into rebroadcasting agreements with local radio stations. While the Group successfully improved the audience share and advertising revenue of its stations until 2001, increased competition from other radio broadcasters and changing demographics of the Group's listener bases (evidenced by the results of the 2001 census) caused the Group's stations to lose market share during 2001 and 2002. Following the adoption of new programming formats and the implementation of certain cost saving measures during 2003, these stations have begun to recapture market share and have improved operating efficiency. The Group's radio operations generated €12.5 million of operating revenue during the year ended 31 December 2003.

Music Formats

The Group's music formats focus on identifiable listener bases that represent the most attractive audiences for advertisers. Following the introduction of a new management team, the Group carried out a number of strategic market studies to assist it in developing new music formats that cater to these target audiences. Based upon these studies, the new management team made a number of strategic changes to the Group's music formats that resulted in the relaunching of existing stations and the launching of new stations during 2003. In addition, the Group has invested in new production technology to assist it in managing programme content in a more cost-efficient manner.

The Group's current radio programming, which focuses on low cost formats and targets urban listeners aged 15 to 54 in the AB/C1 audience class, principally includes:

- **Rádio Comercial.** *Rádio Comercial* broadcasts contemporary music with a rock sound, supported by news, weather and traffic reports. The station was relaunched in February 2003 in order to target a broader base of listeners and increase audience potential. The station currently targets listeners between the ages of 25 and 44 in the AB/C1 audience class and, through a national licence, covers a population that accounts for approximately 100% of the purchasing power of mainland Portugal.
- **Rádio Clube Português.** *Rádio Clube Português* broadcasts conservative hit music from the 1970s and 1980s with limited talk. The station, which formerly broadcast as *Rádio Nostalgia*, was relaunched as *Rádio Clube Português* in April 2003 to capture a broader range of listeners. The station currently targets AB/C1 listeners between the ages of 42 and 55 and, through a regional

licence and a number of rebroadcasting agreements, covers a population that accounts for approximately 84% of the purchasing power of mainland Portugal.

- **Cidade FM.** *Cidade FM* broadcasts contemporary hit music. The station was relaunched in September 2003 in order to access teenage listeners. The station currently targets AB/C1/C2 listeners between the ages of 17 and 24 and, through a local licence and a number of rebroadcasting agreements, covers a population that accounts for approximately 56% of the purchasing power of mainland Portugal.
- **Best Rock FM.** *Best Rock FM* broadcasts the most popular recent rock music. The station was launched in January 2003 in order to migrate hard rock listeners from *Rádio Comercial* to another Group radio station in connection with the relaunch of *Rádio Comercial* during the year. The station targets urban AB/C1 listeners between the ages of 18 and 26 and, through a local licence and a number of rebroadcasting agreements, covers a population that accounts for approximately 42% of the purchasing power of mainland Portugal.

Audience Share

The Group's radio business experienced consistent growth in audience share from the commencement of its operations in 1997 until 2001 due to an aggressive acquisition strategy, improved music formats and modifications to infrastructure that improved station coverage. Since 2001, however, the Group's audience share declined due to the effect of increased competition and the changing demographics of the Group's listener base. To recapture audience share, the Group relaunched its portfolio of radio stations during 2003. These changes have begun to have a positive effect on the Group's radio stations' audience share. Given the time delay in between the relaunching of a radio station and the improvement in audience share, Management believes that the improvement in the Group's radio audience share is likely to continue.

The following table presents the average audience share of the Group's radio stations for the periods indicated:

	Year ended 31 December							
	2001		2002		2003			
	1Q	4Q	1Q	4Q	1Q	2Q	3Q	4Q
	(%)							
Rádio Comercial	12.7	10.3	10.8	8.3	7.2	8.4	8.2	9.0
Rádio Clube Português(1)	3.6	3.6	3.0	2.5	2.5	2.8	3.6	5.7
Cidade FM(2)	8.8	6.0	6.3	4.4	3.1	3.7	2.6	3.7
Best Rock FM	—	—	—	—	—	1.6	1.8	1.9
Other(3)	3.7	3.3	4.9	2.1	3.1	2.7	1.3	1.0
Media Capital Radio Total	28.8	23.2	25.0	17.3	15.9	19.2	17.5	21.3

Source: Marktest-Bareme Rádio

Notes:

(1) Previously branded *Rádio Nostalgia*.

(2) Previously branded *Rádio Cidade*.

(3) Includes *Mix FM*, *Rádio Nacional* and *Romântica FM*, depending on the period.

Advertising Revenue

The Group's share of radio advertising revenue generally grew from 1997 to 2000 as its radio listenership increased, but declined during 2001 to 2003, as its audience share declined and the radio advertising market contracted. In connection with the relaunching of the Group's radio stations, the Group has started to attract a higher audience share through better targeting of listenership and, as a result, has been able to improve its prices and the number of minutes of advertising sold.

The following table presents the share of net advertising revenue and ratio of share of net advertising revenue to audience share of the Group's radio operations for the periods indicated:

	Year ended 31 December		
	2001	2002	2003
	(%, except as otherwise indicated)		
Audience Share	26.9	22.1	18.5
Share of Net Advertising Revenue[1]	40.7	33.7	24.5
Share of Net Advertising Revenue/Audience Share[1][2]	1.51x	1.53x	1.33x

Source: Marktest-Bareme Rádio (Audience Share), Media Capital Estimates (Share of Net Advertising Revenue)

Notes:

(1) Excludes advertising revenue of local radio stations operated by third parties.

(2) In the case of radio advertising, the ratio of share of net advertising revenue to audience share may decrease for a period of time following an increase in audience share (and conversely may increase for a period of time following a decrease in audience share), because radio advertising contracts are generally entered into for an extended period of time and, accordingly, have the effect of temporarily insulating radio advertising revenue from immediate changes in audience share.

Radio Broadcasting Competition

The Group competes primarily with Rádio Renascença (owned by the Portuguese Catholic Church), RDP-Radiodifusão Portuguesa (owned by the Portuguese State) and TSF (owned by PT Multimedia) for audience share, but competes with only Rádio Renascença and TSF for radio advertising revenue due to the fact that RDP-Radiodifusão Portuguesa does not sell commercial advertising.

The following table presents the all-day (average) audience share of the Group, Rádio Renascença, RDP-Radiodifusão Portuguesa, TSF and other local radio operators for the periods indicated:

	Year ended 31 December							
	2001		2002		2003			
	1Q	4Q	1Q	4Q	1Q	2Q	3Q	4Q
	(%)							
Media Capital Radio	28.8	23.2	25.0	17.3	15.9	19.2	17.5	21.3
Rádio Renascença	34.5	42.6	44.3	47.8	50.1	44.3	47.0	41.3
RDP-Radiodifusão Portuguesa	8.6	8.4	7.7	10.3	9.5	10.4	9.9	11.1
TSF	4.6	4.9	4.3	4.8	5.5	6.4	4.9	5.6
Other Local Radio Operators	23.5	20.9	18.7	19.8	19.0	19.7	20.7	20.7
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Source: Marktest—Bareme Rádio

The Portuguese radio broadcast market is characterised by broad competition for advertising revenue. Nevertheless, Management believes that, due to their higher proportion of young and urban listeners, the Group's radio stations are more attractive to advertisers than the stations of Rádio Renascença. Management also believes that TSF does not pose a substantial competitive threat due to the limited geographical coverage of its station and its low capacity for growth.

Broadcasting Licences

The Group carries out its radio broadcasting activities primarily through one national FM radio broadcasting licence, one regional FM broadcasting licence and one local FM radio broadcasting licence issued by the AACS. The broadcasting licences and broadcasting agreements permit the Group to carry out radio broadcasting within the geographical region covered by the licences plus the regions covered by the broadcasting agreements and within the parameters indicated for music and news services and to adopt new music formats in connection with the relaunching of stations. Regional and local licences were issued with an initial term of 10 years (national licences were granted for a 15-year period) and may be renewed for additional 10-year periods or 15-year periods, as the case may be, provided that renewal is requested at least six months prior to the expiration date and there has not occurred a manifest and unjustifiable failure to comply with the conditions on which the awarding of the licence was based. The principal terms and conditions of each licence include, among other things, the duty of the Group to follow a general programme agenda that is filed with the AACS and the duty to broadcast a minimum number of hours per

day, which includes a certain number of hours required to be devoted to news services. Licences may not be transferred and can only be amended with the prior approval of the AACS. See "Regulation—Radio—Licences and Authorisations". The Group also holds one national AM broadcast licence that currently is not material to its business.

Transmission Network and Broadcasting Agreements

The Group broadcasts radio programmes through its own transmission network and through various broadcasting agreements that it has entered into with local radio stations. These agreements permit the Group to broadcast and rebroadcast its programmes on local radio stations for up to 16 or 20 hours per day and have expanded the coverage of its radio stations.

Media Capital Outdoor

Market Overview

The outdoor advertising market, with net advertising revenue of €73.9 million during the year ended 31 December 2003, is the third-largest advertising sector in Portugal. The outdoor advertising market is generally divided into three principal segments (street furniture, billboards and transportation) and is mainly concentrated in coastal urban areas.

Outdoor Advertising

Most outdoor advertising in Portugal is sold in networks (typically, nationwide) that provide advertising space in a number of locations with prices generally determined by season, the size, type and location of the advertising space sold, duration of display and any commercial discounts, agency commissions or volume rebates negotiated. Most outdoor advertising sold by the Group is sold to large advertisers (having an average annual gross outdoor advertising spend of €0.2 million per advertiser) due to the high production costs associated with outdoor advertising and the minimum durations applicable to outdoor advertising sales. Management believes that, during the year ended 31 December 2003, approximately 72% of all net outdoor advertising sales in Portugal were made to such large advertisers. Due to the relatively limited customer base for outdoor advertising, the relatively high fixed costs of maintaining and operating outdoor advertising networks, outdoor operators in Portugal have in the past often been required to offer significant price reductions to maintain occupancy rates. However, industry consolidation among outdoor operators in recent years has increased the reliability and quality of outdoor advertising (and thus the credibility of outdoor advertising as an effective medium), improved selling conditions and increased occupancy rates.

Operating Overview

The Group entered the outdoor advertising market in August 1999 and has grown its outdoor operations primarily through the acquisition of a number of independent outdoor operators. These acquisitions have provided the Group with a comprehensive outdoor advertising network that covers the street furniture, billboard and transportation segments of the outdoor advertising market and have increased the Group's outdoor market share. During the second half of 2002, the Group undertook a strategic review of its outdoor advertising activities with a view to improving profitability by introducing new management approach, rationalising and integrating operations under the "MCO" brand name and improving the quality of the Group's outdoor network. The new management team commenced a review of the Group's outdoor networks, and restructured the Group's outdoor activities by, among other things, reducing headcount, eliminating under-performing outdoor assets and outsourcing posting work which has resulted in lower operating costs and improved operating results.

Outdoor Products

The Group's outdoor advertising networks are concentrated in populated urban areas, throughout transportation systems and along major transportation routes, where demand for outdoor advertising is relatively high due to those locations' exposure to audiences targeted by advertisers. The Group's principal products include urban panels (measuring 1.5 square metres), small billboards (measuring 12 square metres), large billboards (measuring 24 square metres), wall decoration, bus, tram and boat decoration, advertising in underground and railway stations and boat terminals and beach tower advertising. In addition, the Group has begun offering outdoor advertising customers the option to advertise on high

impact structures erected at major landmarks in Portugal and is working with technology companies in testing digital video technology for use in outdoor advertising.

Licences and Concessions

The placement of outdoor advertisements in locations other than inside bus, underground and railway stations and boat terminals generally requires a licence from the relevant municipal authority. Management believes that the costs and time involved in obtaining such a licence for each location in an outdoor advertising network, and the unwillingness of licensing authorities to grant new licences in already saturated areas, generally serve as barriers to the expansion or construction of a network through the development of new advertising sites. Advertising in transportation systems, including on buses, trams and boats and inside bus, underground and railway stations and boat terminals, is based primarily on concessions that generally include renewal provisions that permit a concession to be renewed at the end of its term in the absence of a termination notice. Through its concessions, the Group is currently an almost exclusive provider of advertising space in major transportation systems in Portugal.

Advertising Revenue

Because advertising production and placement costs are higher in outdoor advertising than in other media, long-term advertising contracts are more efficient and preferred by outdoor operators. The Group's outdoor advertising revenue has historically reflected prevailing general economic conditions. Management believes that such revenue may be maintained in future periods due to improvements in pricing resulting from industry consolidation, improvements in sales resulting from the integration of the Group's outdoor operations and high occupancy rates. Management also believes that Portugal's hosting of the Euro 2004 football championship will have a positive impact on its outdoor operations during the year ended 31 December 2004.

Competition

The Portuguese outdoor advertising market has experienced significant consolidation in recent years, principally as a result of the activities of JC Decaux and the Group. This consolidation has increased the credibility of outdoor advertising as an effective and reliable medium, improved selling conditions and increased occupancy rates. Given the level of consolidation that has been achieved to date, Management believes that any further consolidation is unlikely. Management also believes that the concentration of a substantial proportion of the population and purchasing power of Portugal in areas where the outdoor advertising market is mature, the fact that most desirable advertising locations have already been acquired, the costs of acquiring or leasing a sufficient number of new locations to build an outdoor advertising network and the costs and time associated with obtaining licences for new network locations create strong barriers to entry that limit the potential for new competitors to enter the outdoor market.

JC Decaux, the Group and Cemusa are the largest outdoor operators in Portugal. The following table presents certain information concerning the estimated share of net advertising revenue of each of these operators during the year ended 31 December 2003:

	Share of Net Advertising Revenue (%)
Media Capital Outdoor	21.0
JC Decaux	48.0
Cemusa	19.0
Other	12.0
Total	100.0

Source: Media Capital Estimates

Management believes that JC Decaux is the leader in the street furniture segment and, through JC Decaux/Red, the leader, by a narrow margin, in the billboard segment. Management believes that Cemusa is the second largest operator of street furniture in Portugal, although its street furniture network does not cover a number of important areas in which the Group and JC Decaux operate. In the transportation segment, the Group acts as an almost exclusive provider of outdoor advertising space.

Other Media Operations

Operating Overview

The Group's other media operations consist of Internet operations and magazine publishing. Management believes that these activities, which together generated €36.5 million of revenue during the year ended 31 December 2003, complement the Group's other operations by increasing the variety of products that the Group may offer advertisers, while providing a number of cross-promotion opportunities.

Internet Advertising

The Group's Internet advertising activities are based on the Group's Internet portal, www.iol.pt, which is used as the brand for the Group's Internet activities and the homepage for users connecting to the Internet through the Group's Internet access service. See "—Internet Access Service". The Group attracts visitors to it through the use of exclusive content that is, in part, developed from the Group's other media assets. Management believes that this content, combined with the Internet access provided by the Group's Internet operations and nationwide marketing campaigns promoting the Group's Internet business, have helped generate recurring traffic to the portal, making the site attractive to Internet advertisers. At the same time, Management believes that the use of on-line content from the Group's other media assets reinforces exposure and promotes audience interest in programming provided by the Group's traditional off-line media platform.

Internet Access Service

The Group provides narrowband and broadband Internet access to residential users through contractual arrangements with local partners. The Group controls the relationship with its customers and relies upon its partners to manage the technical operation of the network and the administration of billing. The Group is committed to using a certain amount of minutes of service per month at an agreed price based upon estimates of forecasted use. Prices are subject to adjustment based on actual levels of minutes used.

The Group generates operating revenue as an Internet service provider from monthly usage fees collected from narrowband users through the incumbent telecom operator, Portugal Telecom, and monthly subscription fees charged directly to broadband clients. The Group has experienced growth in Internet access revenue, due primarily to an increase in the volume of active narrowband users, which have grown from 38,000 registered users in December 2000 to 157,000 registered users in December 2003. Management believes that the increase in the user base has been attributable to the exclusive nature of the content that the Group provides through its Internet portal, the success of its nationwide marketing campaigns promoting the Internet portal and the acquisition in July 2002 of Vizzavi's narrowband access user base in Portugal.

Magazine Publishing

The Group currently publishes seven magazine titles that are characterised by unique market positions. The Group's most important titles consist of *Maxmen*, a monthly men's magazine that is ranked number one in its category, *Lux*, a weekly celebrity magazine that is ranked number three in its category, and *Lux Woman*, a monthly women's magazine that is ranked number four in its category. In addition, it publishes *Revista de Vinhos*, *Portuguese Wines*, *Casas de Portugal* and *Briefing*. The Group also publishes a number of corporate newsletters and annual industry guides and directories, and also plans, organises and manages trade fairs that complement the Group's various media operations. Magazine publishing generates operating revenue primarily from magazine circulations and advertising sales. The Group's major titles, *Maxmen*, *Lux* and *Lux Woman*, together, accounted for approximately 60% of the revenue from magazine publishing during the year ended 31 December 2003. The Group distributes its magazines through direct subscriptions and newsstand sales.

Group Sales and Customers

The Group maintains separate sales functions in each of its operating units that specialise in selling advertising and other services within their specific media sector, sharing market information as appropriate. The Group sells a substantial portion of its advertising time and space through centralised media buyers and media agencies that purchase time and space on behalf of advertisers. These agencies typically receive volume rebates and agency commissions that are commensurate with those offered by the

Group's competitors. No single advertiser accounts for more than 5% of the Group's operating revenue. However, the four largest media agencies in terms of Group sales accounted for approximately 50% of the Group's advertising revenue during the year ended 31 December 2003 and the largest media agency accounted for approximately 20%.

The following table presents, in alphabetical order, the principal advertising customers and media agencies for the Group in terms of net advertising revenue during the year ended 31 December 2003:

Principal Advertisers for the Group					Principal Media Agencies for the Group
Television	**Radio**	**Outdoor**	**Internet**	**Magazine**	
Benckiser	BES	BCP	Ad Pepper	Beiersdorf	Carat
Danone	BPI	Centralcer	BPI	Clarins	Espaço OMD
Glaxo Smithkline	El Corte Inglés	Coca Cola	Cassava	Cosmética Activa	Initiative Media
Intermarché	Multiópticas	El Corte Inglés	CEAC	Cronos/Eurorelógios	Media Planning
Lactogal	Optimus	Lusomundo	Cetelem	Fiat	Mediacom
L'Oreal	Portugal Telecom	Nestlé	Cofidis	L'Oreal	MediaEdge:Cia
Procter & Gamble	Renault	Renova	Planeta Agostini	Nokia	Mindshare
TMN	TMN	TVI	PRP	Tempus/Swatch	Optimedia
Unilever	Totta	Unicer	SIVA	Unilever	Tempo OMD
Vodafone	Vodafone	Vodafone	TMN	Vodafone	Universal Media

Intellectual Property

The Group owns a number of registered trademarks, including "TVI", *"Rádio Comercial"*, *"RCP"*, *"Cidade FM"*, "MCO", "IOL" and *"Lux"*, copyrights, licences and other intellectual property rights relating to media content, including television programmes, that it produces internally or that it develops internally and outsources to third parties for technical production. These trademarks, copyrights, licences and other forms of intellectual property comprise a material asset of the Group's business; however, no single trademark, copyright, licence or other form of intellectual property is material to the Group. The Group generally does not own copyrights or trademarks in media content created and produced by third parties and not developed by the Group. The Group relies on a combination of trademark, copyright and confidentiality laws to establish and protect its trademarks, copyrights, licences and other intellectual property rights. Certain trademarks of the Group expire and are renewed on an on-going basis. Management does not expect the routine expiration of its trademarks to have a material adverse effect on its business, financial condition or results of operations.

Property, Plants and Equipment

The Group owns or controls through long-term leases, licences, rights of way or easements over the property, plants and equipment used in its media operations or has access to such property, plants and equipment via various consents agreed or arrangements reached with the owners of such property, plants and equipment. Such property, plants and equipment include the Group's television broadcasting, radio broadcasting and outdoor advertising networks, news gathering and television production equipment, printing equipment, computer equipment, office buildings, interior office space and other facilities. See "—Television—TVI—Transmission Network". The Group's principal executive offices are located at Rua Mario Castelhano, nº 40, Queluz de Baixo, 2749-502 Barcarena, Portugal, where it rents approximately 12,765 square metres of indoor space pursuant to a 15-year rental agreement. The annual rental is approximately €1.4 million and is subject to adjustment for inflation. Management believes that the Group's property, plants and equipment, including its principal executive offices, are suitable and adequate for the Group's operations.

Insurance

The Group maintains the types and amounts of insurance that are customary for businesses in the sectors in which it operates, including coverage for employee-related accidents and injuries, and property damage and director's and officer's liability. Management considers the Group's insurance coverage to be adequate both as to risks and as to amounts for the operations conducted by the Group.

Employees

The Group employed 1,145 employees as of 31 December 2003, of which 559 were employed in the Group's television operations, 230 in the Group's radio operations, 69 in the Group's outdoor operations,

127 in the Group's magazine publishing operations, 122 in the Group's Internet operations and 38 in the Group's head office, shared services and other subsidiaries. The following table presents the number of employees employed by the Group as of the dates indicated:

	As of 31 December			
	2000	2001	2002	2003
Group	1,743	1,698	1,141	1,145

A relatively small number of the Group's employees are members of trade unions, principally covering journalists and audiovisual workers. However, the Group has never experienced any strike, work stoppage, labour dispute or other employee action that has affected its operations and Management believes that the Group's relationship with its employees is good.

Litigation

From time to time, the Group is involved in litigation arising in the ordinary course of its business. On 16 February 2004, the Group entered into a settlement agreement with Télédifusion de France relating to litigation involving the RETI network. Under the settlement agreement, the Group has agreed to acquire the remaining 45% interest in the RETI from Télédifusion de France for a purchase price of €5.8 million and to assume €0.3 million in indebtedness that RETI owes Télédifusion de France. The purchase price for the acquisition is payable in four instalments during 2004, while the indebtedness assumed by the Group is payable in June 2008. The Group is not currently involved in and has not recently been involved in any other legal or arbitration proceedings that Management believes have had in the recent past or that may have in the future a significant effect on the Group's business, financial condition or results of operations.

The Group currently is not engaged in any legal or arbitration proceeding in which any of its directors, executive officers or affiliates is an adverse party or has an interest that is materially adverse to the Group.

REGULATION

Media Regulation

The AACS

Mass media (including television, radio and newspaper) in Portugal is primarily regulated by the High Authority for the Mass Media (*Alta Autoridade para a Comunicação Social*) (the "AACS"). Pursuant to Law nº 43/98 of 6 August 1998, the AACS is an independent body consisting of 11 members that is charged with ensuring the right to information, the freedom of the press, the accuracy and objectiveness of information communicated through mass media, the independence and pluralism of the media, the right of reply and political reply and the enforcement of airtime advertising requirements. To achieve these objectives, the AACS generally is authorised to assess possible infringements of applicable media legislation, award licences and issue authorisations relating to television and radio broadcasting, rule on complaints or appeals relating to the right to political reply, issue opinions concerning the appointment or removal of information and programming directors of media companies owned or controlled by government entities, monitor the publication of election polls, propose legislative measures, promote studies and research within its area of expertise, classify periodical publications, supervise assets of government owned media companies and oversee certain government sponsored advertising campaigns.

Pursuant to its supervisory powers, the AACS may in certain cases impose sanctions on media companies. The decisions of the AACS are binding regarding licensing, the right of reply and political reply, as well as in connection with mergers of television and radio operators. Such sanctions may include suspending or revoking broadcasting licences or authorisations, prohibiting the rebroadcasting of programmes and imposing fines of up to €375,000, depending on the nature of the violation. The AACS may issue an opinion in relation to merger transactions of television, radio and newspaper companies. A decision of the AACS against any such merger is binding. The AACS can only oppose a merger of television companies if there are grounds to fear that pluralistic free expression is at risk.

IMM

The Institute for Mass Media (*Instituto da Comunicação Social*) (the "IMM"), another public body, has supervisory powers over all media related matters that do not fall within the jurisdiction of the AACS. Pursuant to Decree Law nº 34/97 of 31 January 1997, as amended, the IMM has authority to impose fines of up to €375,000 on all matters where competence is not given to the AACS. Offences punishable by such fines include linking television or radio broadcasting to any form of association with or shareholding in the broadcaster and breaching the duty to broadcast a television programme in the same condition and format to the entire geographical area covered by the broadcaster's licence.

Advertising Code

Advertising is subject to Decree Law nº 330/90, as amended by the Decree Law nº 74/93, of 10 March, by Decree Law nº 6/95, of 17 January, by Decree Law nº 61/97, of 25 March, by Law nº 31-A/98, of 14 July, by Decree Law nº 275/98, of 9 September, by Decree Law nº 51/2001, of 15 February by Decree Law nº 332/2001, of 24 December, by Decree Law nº 81/2002, of 4 April and by Decree Law nº 82/2003, of 22 August (the "Advertising Code"). Breaches of the Advertising Code are punishable by fines of up to €45,000 for each violation and are levied by a special commission upon which the presidents of the Consumer Institute and the IMM sit. The Consumer Institute is also empowered to apply sanctions in consumer protection matters.

Television Regulation

EU Regulation

EU Directive 89/552/EEC of 3 October 1989, as amended on 30 June 1997 (the "Television Without Frontiers Directive"), sets forth basic principles for the regulation of television broadcasting activities in member states of the European Union. The Television Without Frontiers Directive provides that each EU broadcaster should be regulated by the authorities of one member state and that certain minimum standards should be required by each member state with respect to all broadcasting services that are regulated by its authorities. The Television Without Frontiers Directive also provides that member states should ensure, where practicable, and by appropriate means, that broadcasters reserve the majority of their transmission time (excluding broadcasting time covering news, games, advertisements, sporting events and teletext services) for EU productions and at least 10% of their transmission time (excluding broadcasting

time covering news, sporting events, games, advertising, teletext and teleshopping services), or at the option of the member state, 10% of their applicable programming budget, for EU programmes created by producers who are independent of the member states. An adequate proportion of such programmes should be produced within a five-year period preceding their transmission. The Television Without Frontiers Directive was implemented in Portugal by Law 31-A/98 of 14 July 1998 (the "Television Law"), Law 58/90 of 7 September 1990, DL 330/90 of 23 October 1990, as amended and Law 32/2003 of 22 August 2003. See "—Portuguese Regulation—Programming".

Portuguese Regulation

Broadcasting Licences

Prior to 1992, terrestrial television broadcasting was carried out as a monopoly by RTP, a state-owned television broadcasting company, through licences granted to it in 1957 and 1965. In 1992, the Portuguese government issued new television broadcasting licences to SIC and TVI, Portugal's only privately owned free-to-air television broadcasters, pursuant to Law nº 58/90 of 7 September 1990. The licensing regime applicable to these broadcasters is set out in Law nº 32/2003 of 22 August 2003 and in Decree Law nº 237/98 of 2 August 1998. These laws govern the issuance, renewal and ownership of broadcasting licences and impose upon broadcasters certain information delivery requirements.

The AACS is vested with the authority to issue and renew television broadcasting licences. All existing free-to-air television broadcasting licences were issued with terms of 15 years and may be renewed for additional 15-year periods upon the request of the relevant holder provided that certain conditions are met. A request for renewal must be submitted to the AACS one year prior to the expiry of the licence to be renewed. A renewal request may only be denied in the case of a manifest and unjustifiable failure to comply with the conditions on which the awarding of the licence was based. Any amendment in the legal rules governing the television industry, or the fact that new licences are issued, is not grounds for any claim of compensation by a licence holder.

Under applicable law, ordinary shares of licensed television broadcasters must be held in nominative form and any shareholding that allows the shareholder to exert significant influence over the broadcaster must be disclosed in the broadcaster's annual report.

Any acquisition by a licensed broadcaster of ordinary shares of companies that are legally entitled to broadcast, or that bid for a broadcast licence, must be notified to the AACS if the acquisition is not subject to national merger control rules. Holders of television licences are also required to register with the IMM and provide the IMM with information concerning the identity of their shareholders, any interests that they own in other media companies, the programmes broadcast by them, the identities of their "responsible persons" and their editorial guidelines and principles. Information provided to the IMM must be updated regularly and is subject to audit by the IMM.

Programming

The Television Law requires broadcasters to broadcast at least six hours of programming daily (excluding advertisements, teletext and teleshopping). Broadcasters must dedicate the majority of their programming time to EU originated programmes. At least 50% of their broadcasting time (excluding advertising and teleshopping) should consist of programmes originally produced in the Portuguese language and at least 15% of their broadcasting time to creative programmes originally produced in the Portuguese language. Up to 25% of such creative programming may come from Portuguese-speaking countries other than Portugal. Under the Television Law, broadcasters must also satisfy the programming content requirements of the Television Without Frontiers Directive. See "—EU Regulation".

The Television Law prohibits political parties, local authorities, trade unions or professional associations from financing, directly or indirectly, broadcasting activities and, accordingly, requires broadcasters to allocate a certain amount of airtime each year to such persons free of charge. Any person, company, organisation, service or public body has the right to reply to direct or indirect comments made during any television programme that may affect its reputation and good name in the same television programme in which such comments are made. Broadcasters are also prohibited under the Television Law from acquiring exclusive rights to cover political events and from broadcasting any unauthorised political propaganda. During an election period, Law nº 14/79 of 16 May 1979 governs the right of political parties to broadcast. Under this law, rights to broadcasting time may not be sold or otherwise transmitted to other parties.

Broadcasters are further subject to general rules that prevent or restrain the airing of programmes that are against human dignity or fundamental freedoms. This includes excessively violent, sexual or xenophobic materials. Television programmes that may prejudice the education of children and teenagers or that are disturbing to the public are restrained, may be broadcast only between the hours of 11:00 p.m. and 6:00 a.m. and must be identified with a warning and a permanent visual symbol.

Advertising and Sponsorships

National and unrestricted access television channels, such as TVI and SIC, generally may not dedicate more than 15% of their daily broadcasting time to the broadcasting of commercial advertising. When the advertising includes teleshopping or other forms of commercial publicity, the threshold is increased to 20% of the channel's daily broadcasting time. As implemented, these rules generally permit SIC and TVI, as privately held channels, to transmit up to 12 minutes of commercial advertising per hour. RTP2 is not permitted to transmit any commercial advertising, although it may transmit institutional advertising (which is typically associated with governmental initiatives and cultural events). RTP1 was required to reduce the amount of its broadcast advertising from 7.5 minutes to 6 minutes of commercial advertising per hour with effect from September 2003.

In addition, television advertising and sponsorship are subject to specific restrictions imposed by the Advertising Code. With respect to television broadcasting, the Advertising Code provides, among other things, that:

- advertisements may be aired during a television programme only if they do not affect the programme's integrity and only if they take into account the programme's duration and nature;
- advertisements may not be broadcast during television news services, political information programmes, current events and review programmes or religious and children's programmes with a duration of less than 30 minutes;
- advertisements may only be aired during the intermissions of television programmes (such as sporting events and concerts) that are divided into independent parts;
- two successive interruptions of the same television programme must be separated by at least 20 minutes;
- the broadcasting of motion pictures or television movies (but not television series, soap operas or documentaries) may be interrupted only once every 45 minutes;
- isolated publicity messages may be broadcast on television only in exceptional circumstances;
- advertisements in teleshopping programmes may neither advertise medication or treatments nor target children or teenagers;
- television advertisements of prescription medical drugs and treatments is prohibited;
- all forms of television publicity for tobacco and sponsorship by entities that produce tobacco or tobacco-related products are prohibited;
- television advertisements of alcoholic beverages may neither target children or teenagers nor encourage excessive consumption of alcoholic beverages and is prohibited between 7:00 a.m. to 10:30 p.m.;
- television advertisements of products that make extravagant or non-proven claims are prohibited;
- television advertisements for vehicles that portray dangerous situations to the driver or to other people, that suggest using a vehicle in a manner that is prejudicial to the environment or that represent a breach of the Portuguese Road Code are prohibited;
- television advertisements of miraculous products or services is prohibited;
- sponsorship of television news services and political information programmes is prohibited;
- television advertisements of gambling is prohibited, except regarding the games of Santa Casa da Misericórdia;
- sponsored television programmes must be clearly identified by a display of the sponsor's name or logo at the beginning or end of the programme;

- the contents of sponsored television programmes may not be influenced by the sponsor in a manner that affects the responsibility or editorial independence of the broadcaster; and
- sponsored television programmes may not promote the purchase or lease of goods or services produced or offered by the sponsor or third parties that are related to such sponsor, particularly through specific promotion references to such goods or services.

Radio

Radio broadcasting is governed by Law 4/2001 of 23 February 2001, as amended by Law n° 33/2003 of 22 August 2003 (the "Radio Law"), which establishes different regulatory frameworks for public services broadcasters, such as RDP-Radiodifusão Portuguesa, and commercial broadcasters, such as the Media Capital Group, Radio Renascença and TSF. The principal regulators of commercial radio broadcasting are ANACOM, which is responsible for addressing technical issues relating to the radio spectrum, the AACS, which is responsible for issuing licences and authorisation for radio broadcasting, and the IMM. Laws governing radio advertisement are under the supervision of a commission upon which the presidents of the Consumer Institute and IMM sit. This commission is empowered to impose fines for breaches of the Advertising Code. The Consumer Institute also has some powers in this matter.

Licences and Authorisations

Under the Radio Law, radio broadcasting may only be carried out through a licence or authorisation issued by the AACS. Licences, which are required for the use of the terrestrial radio spectrum, may only be issued through a public tender in which bids are judged according to the quality and creativity of the proposed radio format, the number of licences held by the same broadcaster and the amount of airtime that is to be reserved for Portuguese music. Licences and authorisations limit the number of programmes that a broadcaster may transmit and dictate the technical characteristics of such programmes. Licences and authorisations also specify whether broadcasting may be carried out on a national, regional or local basis.

Licences and authorisations are issued with terms of 10 years and may be renewed for additional 10-year periods upon the request of the relevant holder provided that certain conditions are met. A request for renewal must be submitted to the AACS six months prior to the expiry of the term of the licence or authorisation to be renewed. A renewal request may be denied in the case of a manifest and unjustifiable failure to comply with the conditions on which the awarding of the licence or authorisation was based. Licences and authorisations may be suspended by the AACS for a period of three months if the programming approved by the AACS is repeatedly not followed or if the broadcaster holding the licence or authorisation maintains an interest in other broadcasters without authorisation from the AACS, breaches limitations on the number of radio stations through which it may broadcast, violates conditions relating to the production and broadcasting of news services or does not fulfil conditions relating to the number of hours to be broadcast or the percentage of programmes that are to be produced. Licences and authorisations may be revoked by the AACS if the broadcaster that is granted the licence or authorisation does not begin broadcasting within six months of the issuance of the licence or authorisation, becomes bankrupt, suspends broadcasting for a period of two months or more (except in the case of a force majeure event, unforeseeable circumstances or an authorisation to the contrary), broadcasts programmes through a non-authorised network of broadcasters or has its licence or authorisations suspended by the AACS twice within a three-year period.

Licences and authorisations for commercial radio broadcasting are non-transferable and may only be held by companies whose principal activity, as described in their constitutive documents, is radio broadcasting. Ordinary shares of radio broadcasting companies must be held in nominative form and a single person or entity may only own an interest in a maximum of five radio broadcasters. In the same municipality, a person or entity may not own more than 25% of the capital of more than one radio broadcaster that broadcasts local programmes. A change of control of a radio broadcaster may only take place three years after the broadcaster's licence or authorisation was issued (or one year after its licence or authorisation was last renewed) and is subject to approval by the AACS. Changes of control must also be notified to the Competition Authority under Portugal's general merger control laws.

Programming

Radio broadcasters must submit a description of the terms and conditions of their programming in each application for a licence or authorisation. Such description must specify whether the programming is to be general or thematic. Once a licence or authorisation is issued, the general or thematic classification

may be modified only with the approval of the AACS within one year following the date of issuance and only if the modification resulted from changes in the radio broadcasting market. Radio broadcasters that offer programmes with a content classified as having a "general" or "informative" theme must broadcast between 7:00 a.m. and 12:00 a.m. at least three news services that are separated from one another by at least three hours. Thematic radio stations may simultaneously broadcast the same programmes in a network of up to four stations. Local broadcasters must broadcast at least eight hours of their own programming between 7:00 a.m. and 12:00 a.m. In addition, under Law nº 12/81 of 21 July 1981, all radio stations must dedicate at least 50% of their broadcasting time each month to Portuguese music, except that broadcasters of erudite music are obliged to dedicate at least 15% of their broadcasting time to music of Portuguese composers and 25% to music played by Portuguese musicians. Broadcasters are also subject to general rules that prevent the broadcasting of programmes that are against human dignity or fundamental freedoms.

Advertising and Sponsorships

Commercial radio stations may dedicate no more than 20% of their broadcasting time to advertising. In addition, radio advertising and sponsorship is subject to certain restrictions imposed by the Advertising Code. With respect to radio broadcasting, the Advertising Code provides, among other things, that:

- all forms of radio advertising for tobacco and sponsorship by entities that produce tobacco or tobacco-related products are prohibited;
- radio advertisements of alcoholic beverages may neither target children or teenagers nor encourage excessive consumption of alcoholic beverages and is prohibited between 7:00 a.m. to 10:30 p.m.;
- radio advertisements of prescription medical drugs and treatments is prohibited;
- radio advertisements of gambling is prohibited, except regarding the games of Santa Casa da Misericórdia;
- radio advertisements of miraculous products or services is prohibited;
- radio advertisements for vehicles that portray situations or suggests a utilisation that may be dangerous;
- sponsorship of radio news services and political information programmes is prohibited; and
- advertising broadcasting must not affect the integrity of programmes and should take into consideration the natural pauses, duration and nature of programmes.

Outdoor Advertising Regulation

Outdoor advertising in Portugal is generally regulated by the municipalities in which such advertising is installed or displayed. Each municipality adopts its own outdoor advertising regulations within the legal framework provided by Decree Law nº 637/76 of 29 July 1976 and Law nº 97/88 of 17 August 1988, as amended by Law 23/2000 of 23 August 2000, (the "Outdoor Advertising Laws") which regulate outdoor advertisements through street furniture and billboards, among others, situated in urban areas. Different regulations apply to outdoor advertising located in rural areas. In particular, Decree Law nº 105/98 of 24 April 1998 prohibits the placement of outdoor advertisements outside cities that are perceptible from highways or main roads.

Lisbon and Oporto, the largest urban areas in Portugal, enacted separate outdoor advertising rules that impose certain restrictions on outdoor advertising and forbid the display of outdoor advertisements if the landscaping, scenery or view of a national monument is obstructed, property damage is inflicted upon third parties, public safety is affected through disruption to traffic or pedestrian circulation or otherwise.

Licensing

Under the Outdoor Advertising Laws, a municipality has the sole right to issue licences authorising the installation and placement of outdoor advertising within its jurisdiction, but must take into consideration the opinions of other public bodies, such as the General Directorate for Tourism, that have any jurisdiction over the proposed location of the outdoor advertisement. One important exception to this licensing requirement is in relation to outdoor advertising on street furniture inside subway, train and boat terminals for which no specific licence is required. Accordingly, while no licence is required, outdoor

advertising operators are required to enter into specific agreements with transport operators, in order to exploit advertising in their terminals.

Licences are generally issued directly by the municipality to the person requesting the licence; however, certain municipalities also organise public tenders aimed at awarding licences to outdoor advertisers that install street furniture in public locations. The duration of the licence and the rates that must be paid by the licenceholder vary according to the type of outdoor advertisement involved. Licences can be issued for one month, three months or one year and are renewable automatically upon request provided that the licenceholder pays the agreed rates.

Licences may be revoked if the licenceholder does not comply with the applicable licensing rules of the relevant municipality or national laws. Fines and other sanctions, including the immediate removal of the equipment or suspension of the activity, may be imposed depending on the nature of the violation that has occurred. In addition, a licence may be revoked by the issuing municipality at any time for any reason with only limited liability for the revocation. Upon revocation of a licence, the relevant municipality may require the licenceholder to remove the relevant outdoor advertisement or have the advertisement removed at the licenceholder's own expense.

MANAGEMENT

Board of Directors

The Board of Directors has the ultimate responsibility for the management of the Company's affairs, and is currently comprised of seven directors of which at least two must be independent directors as required under the Company's Articles of Association. The term of office for directors is four years. The following table presents certain information about the members of the Board of Directors as of the date of this Offering Circular:

Name(1)	Age	Position
Miguel Paes do Amaral	49	Chairman of the Board of Directors, President and Chief Executive Officer of the Group
Bo Nilsson	38	Director, Chief Financial Officer of the Group
Jared Bluestein	29	Director
Stephan Lobmeyr	37	Director
Javier Aguirre Nogues	53	Director
Jaime Roque de Pinho D'Almeida	60	Independent Director
Augusto de Athayde Soares D'Albergaria	62	Independent Director

Note:

(1) The principal address of the members of the Board of the Directors is Rua Mário Castelhano, 40, Queluz de Baixo, 2749-502 Barcarena, Portugal.

The present principal occupation, employment and educational histories of the members of the Board of Directors of the Company are as follows:

Miguel Paes do Amaral

Mr. Paes do Amaral, 49, is Chairman of the Board of Directors of the Company and President and Chief Executive Officer of the Group. After studying engineering at Instituto Superior Técnico in Lisbon until 1977, Mr. Paes do Amaral received an MBA from INSEAD in 1979. He was employed by Goldman Sachs in New York and London and by Midland Bank in Madrid from 1979 to 1983. In 1987, Mr. Paes do Amaral returned to Portugal and joined Partex CPS, where he served as an Advisor from 1984 to 1987. In 1984, Mr. Paes do Amaral was elected Chairman of Alfa Capital, in which capacity he served until 1991. From 1991 to 1997, Mr. Paes do Amaral also served as a member of the board of directors of Euroknights—Investimentos e Participações, Lda, Compagnie Générale des Eaux in Portugal, and of SOCI, S.A. Mr. Paes do Amaral founded the Group in 1992. Mr. Paes do Amaral was appointed to the Board of Directors for a four-year period by a shareholder resolution passed on 10 March 2004.

Bo Nilsson

Mr. Nilsson, 38, is a Director of the Company and Chief Financial Officer of the Group. Mr. Nilsson obtained an MBA from the Copenhagen School of Economics in 1988. Mr. Nilsson joined Den Danske Bank in Denmark as a financial analyst in 1988. He was employed by the Chase Manhattan Bank in New York and London from 1990 to 2000 as Vice-President, where he specialised in mergers and acquisitions and leveraged finance transactions in the media and telecommunications sector. Mr. Nilsson joined the Group as Chief Financial Officer during 2000. Mr. Nilsson was appointed to the Board of Directors for a four-year period by a shareholder resolution passed on 10 March 2004.

Jared Bluestein

Mr. Bluestein, 29, is a Director of the Company. Mr. Bluestein received a BS in Finance and International Business from The Pennsylvania State University in 1996. Mr. Bluestein worked as a research analyst from 1996 until 1997. In 1999, Mr. Bluestein joined the Alpha Private Equity Group, where he currently serves as Chief Operating Officer and is a member of the board of directors of Aai Fostergrant, Evercom Inc., Desa International and Hoover Treated Wood Products. Mr. Bluestein was appointed to the Board of Directors for a four-year period by a shareholder resolution passed on 10 March 2004.

Stephan Lobmeyr

Mr. Lobmeyr, 37, is a Director of the Company. Mr. Lobmeyr received his BA from Vienna University of Business and his MBA from IESE in Barcelona, Spain in 1993. Mr. Lobmeyr joined Hicks, Muse, Tate & Furst Limited in 1999, where he currently serves as a Principal. Prior to joining Hicks, Muse, Tate & Furst Limited, Mr. Lobmeyr was a Manager of The Boston Consulting Group in both Paris and Buenos Aires. Mr. Lobmeyr currently serves on the board of directors of EurotaxGlasss's Holding AG and Eurotax Holding AG. Mr. Lobmeyr was appointed to the Board of Directors for a four-year period by a shareholder resolution passed on 10 March 2004.

Javier Aguirre Nogues

Mr. Aguirre, 53, is a Director of the Company. Mr. Aguirre obtained a BS in Economic Sciences from the Universidad Autónoma of Madrid in 1973 and a BS in International Business and Finance from New York University in 1980. Mr. Aguirre began his professional career as Deputy Manager and Secretary to the board of directors of C.P. Production. Mr. Aguirre joined the Banco Exterior Group in 1977, where he served as Senior Vice President and member of the board of directors of Extebank in New York from 1980 to 1982, as Senior Vice President for Extebandes in Venezuela from 1982 to 1984 and as Managing Director and Country Manager for Extebandes in Spain from 1984 to 1988. Mr. Aguirre joined the IF Group in 1998, where he served as President and Chief Executive Officer of various IF Group companies, which specialise in commercial and private banking and investment portfolio management, in the United States and the Bahamas. In 1999, Mr. Aguirre joined the Telefónica Group, where he served as Country Manager in Chile and as a member of the board of directors of a number of Telefónica group companies in Chile and Peru. Since January 2002, Mr. Aguirre has served as Chairman and Chief Executive Officer of Valores Bavaria in Bogotá, Colombia. Mr. Aguirre is currently a member of the board of directors of Alianza Summa, Bellsouth Colombia S.A., Caracol Televisión S.A., Comunican S.A., Carrefour, Orbitel S.A. ESP and Sofasa S.A. Mr. Aguirre was appointed to the Board of Directors for a four-year period by a shareholder resolution passed on 10 March 2004.

Jaime Roque de Pinho D'Almeida

Mr. D'Almeida, 60, is an Independent Director of the Group. Mr. D'Almeida obtained a law degree from Lisbon Classic University in 1965. Mr. D'Almeida has been employed in senior managerial positions at and served as a board member of various commercial and investment banking institutions including Banco Borges & Irmão from 1965 to 1969, Banco Totta & Açores from 1969 to 1976 and Bankinstitut Zurich from 1978 to 1983. In the early 1980s Mr. D'Almeida established Sociedade de Investimentos S.A., which is now Deutsche Bank in Lisbon, where he first served as Chief Executive Officer and later Chairman when he left in 1989. Mr. D'Almeida joined the American International Group in 1989 where he created and managed a group of companies dedicated to the management of financial assets and was a board member of Excel Partners Investment Fund in Spain until 1993. From 1993, Mr. D'Almeida integrated the top management of José de Mello Group, becoming, in 1996, Vice-Chairman and Chief Executive Officer of Companhia de Seguros Império S.A. and then in 2000 became a board member of Banco Comercial Português Group, the company to which Companhia de Seguros Império S.A. was sold in that year. Mr. D'Almeida is now a Portuguese partner of Boyden Global Executive Search, a non-executive board member of Bertrand Group, a non-executive board member of P.T. Comunicações S.A., the Chairman of the Advisory Board of Banco de Investimentos and of-counsel for F. Castelo Branco & Associados, a major law firm in Lisbon. Mr. D'Almeida was appointed to the Board of Directors by a shareholder resolution passed on 10 March 2004.

Augusto de Athayde Soares D'Albergaria

Mr. de Athayde, 62, is an Independent Director of the Group. Mr. de Athayde obtained a Degree in Law from the Law School of the University of Lisbon in 1963, a Masters in Public Law and Political Science from Lisbon Law School, an MBA from INSEAD in 1975 and a PhD in Public Law from the Catholic University of Rio de Janeiro in 1976. Following his military service from 1965 to 1968 and several academic, consulting and law consulting experiences, particularly for the Portuguese government and public companies, Mr. de Athayde worked for Banco Lar Brasileiro-Chase as Vice-President of the Legal Department from 1976 to 1979. From 1979 to 1996, Mr. de Athayde joined Espírito Santo Group in Brazil where he worked as, among other things, the Director of the Personnel and General Administrative Department, Director Vice-President and Director of various banks within the Espírito Santo Group. Mr. de Athayde is currently a board member of Espírito Santo Financial (Portugal) S.A., member of the

Advisory Board of E.S. International Holding S.A., a board member of Bank Espírito Santo International, a board member of Espírito Santo Ireland plc, President of the Board of Directors of TELEPRI—Comunicações Privadas, S.A. and founder and Chairman of Banco Espírito Santo dos Açores, S.A. Mr. de Athayde also serves as a legal consultant to the World Bank and to the Bank of Portugal. Mr. D'Albergia was appointed to the Board of Directors by a shareholder resolution passed on 10 March 2004.

Senior Management

Senior management is responsible for managing the day-to-day operations of the Group. The following table presents certain information about senior managers of the Group that are not also members of the Board of Directors:

Name(1)	Age	Position
Eduardo Fernandez Espinar	42	Chief Operating Officer of the Group
José Eduardo Moniz	51	General Manager of TVI
Bernardo Bairrão	36	Managing Director (Finance, Sales and Marketing) of TVI
António Craveiro	41	Chief Executive Officer of the Group's Radio Operations
Pedro Tojal	46	General Manager of the Group's Radio Operations
Isaías Gomes Teixeira	36	Chief Executive Officer of the Group's Outdoor Operations
Luis Cabral	42	Managing Director (Sales) of the Group's Outdoor Operations
Pedro Morais Leitão	38	Chief Executive Officer of the Group's Internet Operations
Ian Levy	37	Chief Executive Officer of the Group's Magazine Publishing Operations
Nuno Moser Leitão	49	Director of Legal and Administrative Affairs of the Group
Susana Gomes da Costa	34	Finance Director, Investor Relations Officer and Controller of the Group
Fernando Lopes	35	Sales and Marketing Director of the Group

Note:

(1) Mr. Miguel Paes do Amaral and Mr. Bo Nilsson act as the Group's President and Chief Executive Officer and the Group's Chief Financial Officer, respectively, and are also members of the Board of Directors. Information relating to Mr. Paes do Amaral and Mr. Nilsson is included under "—Board of Directors".

The principal address of the senior managers of the Group is Rua Mário Castelhano, 40, Queluz de Baixo, 2749-502 Barcarena, Portugal.

The present principal occupation, employment and educational histories of the senior managers of the Group who are not also members of the Board of Directors of the Company are as follows:

Eduardo Fernandez Espinar

Mr. Espinar, 42, is Chief Operating Officer of the Group. Mr. Espinar obtained a BA in Business from the Catholic University in Santiago, Chile in 1985 and an MBA from the Wharton School of Business in 1988. He was employed as a consultant by McKinsey & Co. from 1988 to January 1991, at which time he joined the Group.

José Eduardo Moniz

Mr. Moniz, 51, is General Manager of TVI. Mr. Moniz obtained a University Degree in German philosophy from Lisbon University in 1972 and thereafter was employed as an anchorman at RTP and a journalist with several newspapers. Mr. Moniz joined Rádio Renascença as a journalist in 1984 at a time during which Rádio Renascença was the leading radio station in Portugal. In 1986, Mr. Moniz returned to RTP where he initially served as head of news and subsequently served as director of programming. He joined the Group in 1998.

Bernardo Bairrão

Mr. Bairrão, 36, is Managing Director of Finance, Sales and Marketing of TVI. Mr. Bairrão obtained a University Degree in Business from Universidade Católica Portuguesa in 1989. Mr. Bairrão worked as an analyst in investment banking at ESSI Bank from 1990 to 1994. From 1994 to 1998, Mr. Bairrão was

employed as a consultant by several companies, including TVI. He joined the Group in connection with the Group's acquisition of TVI in 1999.

António Craveiro

Mr. Craveiro, 41, is Chief Executive Officer of the Group's Radio Operations. Mr. Craveiro obtained a University Degree in business from Universidade Católica Portuguesa in 1988. He was employed by Jet Services (Chronopost) as the commercial and operations manager from 1988 to 1992. He joined the Group in 1992 where he worked on *Fortuna*, *Proinfec* and *Económica*, primarily with respect to commercial matters. Mr. Craveiro eventually served as the chief executive officer of *Económica* in 2002 before becoming Chief Executive Officer of the Group's Radio Operations in 2003.

Pedro Tojal

Mr. Tojal, 46, is General Manager of the Group's Radio Operations. Mr. Tojal holds a *Curso Técnico Complementar dos Liceus*. He was employed as a radio anchor and host at Radio Comercial from 1983 to 1985, after which time he joined Rádio Renascença. Mr. Tojal was employed by Rádio Renascença from 1986 to 2002, during which time he held positions as radio anchor and host, Director of Programming and Project Coordinator. Mr. Tojal joined the Group in 2002.

Isaías Gomes Teixeira

Mr. Teixeira, 36, is Chief Executive Officer of the Group's Outdoor Operations. Mr. Teixeira obtained a University Degree in law from Universidade Lusíada in 1991 and a National Defense Audit from the National Defense Institute in 1994. Mr. Teixeira worked as a journalist for Radio Renascença, Expresso and Sábado Magazine and joined TVI as Programming Director and a member of the board of directors of TVI in 1997. He joined the predecessor of the Group in 1989 in connection with the publication of *O Independente* and served as Managing Director of SOCI, from 1998 to 2001.

Luis Cabral

Mr. Cabral, 42, is Managing Director of Sales of the Group's Outdoor Operations. Mr. Cabral earned a Degree in Public Relations from the Instituto de Novas Profissões in 1990 and has completed a course in COBOL Programming run by IBM. Mr. Cabral was employed as a Programmer at the União de Bancos Portugueses from 1982 to 1989 and thereafter, at Philips. In 1989, Mr. Cabral joined the predecessor of the Group as Production Director of *O Independente* and subsequently served as Commercial Director and a member of the board of directors of several companies within the Group before assuming his present position in 2003.

Pedro Morais Leitão

Mr. Leitão, 38, is Chief Executive Officer of the Group's Internet Operations. Mr. Leitão obtained a University Degree in Management from Universidade Católica Portuguesa in 1988 and an MBA from the J.L. Kellogg Graduate School of Management at Northwestern University in 1992. Mr. Leitão was employed as a consultant with McKinsey & Co. in 1989 and from 1992 to 1997. He also served as Manager of the Worten Retail Shops division of Sonae from 1997 to 1999. He joined the Group in 1999.

Ian Levy

Mr. Levy, 37, is Chief Executive Officer of the Group's Magazine Publishing Operations. Mr. Levy earned a University Degree in economics from the Universidade de São Paolo in 1987 and an MBA from Helsinki School of Economics and IESE Barcelona in 1991. Mr. Levy worked as the Sales Director of Editora Abril (Brazil and Portugal) from 1988 to 1993 and joined the Group as Marketing and Sales Director of SOCI, in 1993.

Nuno Moser Leitão

Mr. Leitão, 49, is Director of Legal and Administrative Affairs of the Group. Mr. Leitão obtained a University Degree in Business and Administration from the Instituto Superior de Economica e Gestão in 1978. Mr. Leitão was employed as Controller and Director of Human Resources of Construções Técnicas, S.A. from 1979 to 1988 and as Finance and Administrative Director at União Internacional Financeira

from 1988 to 1991. Mr. Leitão serves as a member of the board of directors of various companies of the Group. Mr. Leitão joined the Group in 1991.

Susana Gomes da Costa

Ms. Gomes da Costa, 34, is Finance Director, Investor Relations Officer and Controller of the Group. Ms. Gomes da Costa earned a University Degree in Economics from the Instituto Superior de Economia e Gestão at the Universidade Técnica de Lisboa in 1993. Ms. Gomes da Costa worked as an auditor at PriceWaterhouseCoopers from 1993 until 1995 and from 1995 to 2001 worked at Telecel/Vodafone from where, as Director of Planning and Control, she left to join the Group in 2001.

Fernando Lopes

Mr. Lopes, 35, is Director of Sales and Marketing for the Group. Mr. Lopes earned a University Degree in business from Universidade Católica Portuguesa in 1992. Mr. Lopes worked as brand manager and sales manager at Procter & Gamble in Portugal and Brussels from 1992 to 1998 and as an associate consultant and engagement manager with McKinsey & Co. from 1998 until 2001, when he joined the Group.

Corporate Governance

Related Party Transactions

Any Director who has an interest in a contract, transaction, arrangement or proposal with the Company must declare the nature of the interest at the meeting of the Board of Directors at which the question of entering into such contract, transaction, arrangment or proposal is first considered and, as applicable under Portuguese law, the Company must obtain approval to enter into such contract, transaction, arrangement or proposal from the competent corporate body. Any Director that has such an interest may not be considered when determining whether a quorum is present and may not vote in relation to any proposed resolution or resolutions relating to the Director's interest.

Committees

The Board of Directors expects to establish an Audit Committee, a Management Remuneration Committee and a Strategic Board for the Company following the completion of the Global Offering. The shareholders of the Company have established a Directors Remuneration Committee pursuant to a shareholder resolution passed on 10 March 2004.

Audit Committee

The Board of Directors expects to appoint an Audit Committee that will consist of three members of the Board of Directors of whom two members will be Independent Directors. An Independent Director is expected to chair the Audit Committee. The Audit Committee will meet regularly and will be responsible for, among other things, considering matters relating to financial controls and reporting, internal and external audits, the scope and results of audits, the independence and objectivity of auditors. The Audit Committee will monitor and review the Group's audit function and, with the involvement of the Group's independent auditor, will focus on compliance with applicable legal and regulatory requirements and accounting standards. The ultimate responsibility for reviewing and approving the Group's accounts will rest with the Board of Directors.

Management Remuneration Committee

The Board of Directors expects to appoint a Management Remuneration Committee that will consist of five members of the Board of Directors of whom two members will be Independent Directors. An Independent Director is expected to chair the Management Remuneration Committee. The Management Remuneration Committee will meet as frequently as required and will be responsible for, among other things, establishing and reviewing material aspects of the Group's policy on compensation of senior managers within agreed terms of reference.

Strategic Board

The Board of Directors expects to establish a Strategic Board consisting of the full Board of Directors and certain senior managers of the Group. An Independent Director is expected to chair the Strategic

Board. The Strategic Board will meet as frequently as required and will be responsibe for, among other things, advising the Board of Directors as to matters that are determined by a majority decision of the Board of Directors.

Directors Remuneration Committee

The shareholders of the Company established a Directors Remuneration Committee consisting of Vertix, SGPS, S.A., Alvor 2004, SGPS, S.A., Heisamore, SGPS, S.A., HMTF Madeira Cayman, L.P. and Hercules Enterprises, Inc., pursuant to a written resolution of shareholders passed on 10 March 2004. Vertix, SGPS, S.A., Alvor 2004, SGPS, S.A. and Heisamore, SGPS, S.A. are each entities through which members of Management directly or indirectly beneficially hold Shares. Pursuant to a declaration executed on 15 March 2004, however, each of Vertix, SGPS, S.A., Alvor 2004, SGPS, S.A and Heisamore, SGPS, S.A. has undertaken that it will not vote on matters relating to the remuneration of Mr. Miguel Paes do Amaral or Mr. Bo Nilsson, which for such purposes comprise the only members of Management who are currently also Directors. See "Principal and Selling Shareholders". The members of the Directors Remuneration Committee were each appointed for a four-year term. The Directors Remuneration Committee will meet as frequently as required and will be responsible for, among other things, establishing and reviewing material aspects of the Group's policy on compensation of members of the Board of Directors within agreed terms of reference.

Bonus Award

On 11 March 2004, the Directors Remuneration Committee passed a resolution authorising the award of an extraordinary bonus to Mr. Miguel Paes do Amaral. The extraordinary bonus will take the form of the issuance of rights to subscribe for a share capital increase of the Company or to acquire from the Company up to a maximum of 705,000 Shares depending on certain Company-related criteria at a price of €0.51 per Share. The rights are exercisable within a period of six months from the date of the approval of the Group's accounts for the year ended 31 December 2004 if certain performance-related targets of the Company for such year are met, and expire and are forfeited if not exercised during the exercise period. If the Company were to be unable either to transfer the Shares to Mr. Paes do Amaral in the case of an acquisition or to effect a share capital increase (in which pre-emptive rights of other shareholders are suppressed) in the case of a subscription, the Company will pay to Mr. Paes do Amaral an amount per share corresponding to the difference between the exercise price and the value of the market price of the Shares at the close of the session of Euronext Lisbon on the day on which Mr. Paes do Amaral expresses the wish to exercise the right conferred upon him.

Management Share Plan

Following the completion of the Global Offering, the Company intends to implement a scheme addressed to the employees and directors of Group companies. Under the scheme, between 2005 and 2009, rights to acquire Shares representing 5% of the Company's share capital are expected to be granted to certain employees and directors of Group companies. The terms and conditions of the scheme are expected to be submitted to the Board of Directors in the near future.

Compensation of Directors and Executive Officers

The aggregate remuneration paid to or accrued on behalf of the members of the Board of Directors of the Company and the senior management of the Group for the year ended 31 December 2003 was approximately €3.4 million in salaries, fees, commissions and bonuses.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table presents certain information with respect to the direct and indirect beneficial ownership of the Shares of the Company as of 29 March 2004 on an actual basis, on an adjusted basis giving effect to the Supplementary Capital Conversion, the New Share Capital Increase and the Global Offering assuming that the Over-allotment Option is not exercised and on a further adjusted basis giving effect to the Supplementary Capital Conversion, the New Share Capital Increase and the Global Offering assuming that the Over-allotment Option is exercised in full. The following table assumes that the amount of Shares sold by each Selling Shareholder in the Global Offering, including upon exercise of the Over-allotment Option assuming that the Over-allotment Option is exercised in full, will correspond to the amount of Shares that the Selling Shareholder has advised the Company that it intends to sell in connection therewith. The following table also gives effect to the acquisition by Mr. Berggruen of 1,839,080 Shares at the Offer Price in the Global Offering.

	Prior to the New Share Capital Increase and the Global Offering		*After the Supplementary Capital Conversion, the New Share Capital Increase and the Global Offering*[1]		*After the Supplementary Capital Conversion, the New Share Capital Increase and the Global Offering*[2]	
Beneficial Holders	**Number of Shares Beneficially Held**	**Percentage of Beneficial Ownership**	**Number of Shares Beneficially Held**	**Percentage of Beneficial Ownership**	**Number of Shares Beneficially Held**	**Percentage of Beneficial Ownership**
HMTF Madeira Cayman, L.P.[3]	19,354,991	34.44%	9,561,953	11.55%	6,043,306	7.30%
Valores Bavaria, S.A.[4]	11,781,297	20.96%	1,630,437	1.97%	—	—
Mr. Nicolas Berggruen[5]	10,098,278	17.97%	11,017,818	13.31%	8,670,650	10.48%
Management as a Group	14,961,853	26.63%	12,418,667	15.00%	12,418,667	15.00%
Mr. Miguel Paes do Amaral[6]	13,062,791	23.24%	10,899,418	13.17%	10,899,418	13.17%
Others[7]	1,899,062	3.39%	1,519,249	1.84%	1,519,249	1.84%
Public Free Float	—	—	48,135,933	58.16%	55,632,185	67.22%
Total	56,196,419	—	82,764,808	100.00%	82,764,808	100.00%

Notes:

(1) Assumes that the Over-allotment Option is not exercised.

(2) Assumes that the Over-allotment Option is exercised in full. The amount of Shares sold by each Selling Shareholder pursuant to the Over-allotment Option is subject to reallocation amongst the Selling Shareholders.

(3) HMTF Madeira GP Ltd. is the general partner of HMTF Madeira Cayman, L.P., which is ultimately controlled and managed by funds managed or advised by Hicks, Muse, Tate & Furst.

(4) Valores Bavaria, S.A. beneficially holds Shares through its 100% interest in Hercules Enterprises, Inc. Valores Bavaria, S.A. is a listed company in Colombia that is jointly controlled, both directly and indirectly, by members of the Santo Domingo family.

(5) Mr. Berggruen beneficially holds his Shares through an indirect 50.0% interest in Vertix, SGPS, S.A., a company in which Mr. Paes do Amaral indirectly holds the remaining interest. The number of Shares set forth opposite Mr. Berggruen's name prior to the Supplementary Capital Conversion, the New Share Capital Increase and the Global Offering equals 50.0% of the Shares held by Vertix, SGPS, S.A., reflecting his indirect 50.0% interest in Vertix, SGPS, S.A., and 1,839,080 Shares acquired by Mr. Berggruen in the Global Offering through his interest in Tarragona Investment Group Limited. After the Supplementary Capital Conversion, the New Share Capital Increase and the Global Offering, the numbers set forth opposite Mr. Berggruen's name equal 50.0% of the Shares held by Vertix, SGPS, S.A. (42.67% if the Over-allotment Option is exercised in full), again reflecting his indirect ownership interest in Vertix, SGPS, S.A., and 1,839,080 Shares acquired by Mr. Berggruen in the Global Offering through his interest in Tarragona Investment Group Limited.

(6) Mr. Paes do Amaral beneficially holds a portion of his Shares through an indirect 50.0% interest in Vertix, SGPS, S.A., a company in which Mr. Berggruen indirectly holds the remaining interest. The number of Shares set forth opposite Mr. Paes do Amaral's name prior to the Supplementary Capital Conversion, the New Share Capital Increase and the Global Offering includes 50.0% of the Shares held by Vertix, SGPS, S.A., reflecting his indirect 50.0% interest in Vertix, SGPS, S.A. After the Supplementary Capital Conversion, the New Share Capital Increase and the Global Offering, the numbers set forth opposite his name equal 50.0% of the Shares held by Vertix, SGPS, S.A. (57.33% if the Over-allotment Option is exercised in full), again reflecting his indirect ownership interest in Vertix, SGPS, S.A. The remaining Shares beneficially held by Mr. Paes do Amaral are directly owned by Partrouge, SGPS, S.A., Alvor 2004, SGPS, S.A. and Firstcarma, SGPS, S.A. Mr. Paes do Amaral's beneficial ownership excludes rights to subscribe for or to acquire up to a maximum of 705,000 Shares if certain performance-related targets are met. See "Management—Bonus Award".

(7) Consists of members of Management who each beneficially hold less than 2.0% of the Company's issued and outstanding Shares. Such Shares are directly owned by Heisamore, SGPS, S.A. and Fredter, SGPS, S.A.

RELATED PARTY TRANSACTIONS

Transactions with Vertix, SGPS, S.A.

Vertix, SGPS, S.A. is a direct holder of Shares of the Company. Mr. Miguel Paes do Amaral and Mr. Nicolas Berggruen indirectly own 100% of the share capital of Vertix, SGPS, S.A. See "Principal and Selling Shareholders". Mr. Paes do Amaral is Chairman of the Board of Directors and President and Chief Executive Officer of the Group. See "Management".

Monitoring and Oversight Agreement

The Company and certain members of the Group are party to a Monitoring and Oversight Agreement, dated 15 September 1999, with Vertix, SGPS, S.A. Under the Monitoring and Oversight Agreement, Vertix, SGPS, S.A. is responsible for providing financial oversight and monitoring services to the Company and certain members of the Group in exchange for an annual fee. Under the Monitoring and Oversight Agreement, the Company and certain members of the Group have agreed to indemnify Vertix, SGPS, S.A. and its affiliates, agents and persons related to it or them for any damages arising from any claims, liabilities, losses, damages or expenses resulting from the negligence of Vertix, SGPS, S.A. or any indemnified person. During the years ended 31 December 2001, 2002 and 2003, the Company recorded €0.2 million, €0.1 million and €0.4 million, respectively, of expenses in respect of its obligations under the Monitoring and Oversight Agreement. The Monitoring and Oversight Agreement will be terminated upon the completion of the Global Offering in accordance with the terms and conditions of a termination agreement among the Company, Hicks, Muse & Co. Partners L.P., Hercules Enterprises, Inc., Vertix, SGPS, S.A. and certain members of the Group. The Company will be required to pay all amounts due and payable under the Monitoring and Oversight Agreement to the date of termination. See "—Monitoring and Oversight Termination Agreement."

Supplementary Capital Contribution

During the year ended 31 December 2003, the Company received a €9.8 million Supplementary Capital Contribution from Vertix, SGPS, S.A. that it used for working capital and general corporate purposes. In order to facilitate the repayment of the Supplementary Capital Contribution from Vertix, SGPS, S.A., the Group will, pursuant to the Supplementary Capital Conversion, convert the amounts contributed by Vertix, SGPS, S.A., into Shares on or about the Closing Date at a conversion price per share that is equal to the Offer Price. Vertix, SGPS, S.A. has advised the Company that it will, by selling the Shares received by it in the Supplementary Capital Conversion in the Global Offering, obtain gross cash proceeds that are approximately equal to the amount advanced by it to the Group as part of its Supplementary Capital Contribution. The Company has agreed to pay certain expenses applicable to the sale of such Shares in the Global Offering. See "Principal and Selling Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources".

Transactions with Hercules Enterprises, Inc.

Hercules Enterprises, Inc. is a direct holder of Shares of the Company. Valores Bavaria, S.A. directly owns 100% of the share capital of Hercules Enterprises, Inc. See "Principal and Selling Shareholders".

Monitoring and Oversight Agreement

The Company and certain members of the Group are party to a Monitoring and Oversight Agreement, dated 15 September 1999, with Hercules Enterprises, Inc. Under the Monitoring and Oversight Agreement, Hercules Enterprises, Inc. is responsible for providing financial oversight and monitoring services to the Company and certain members of the Group, as requested by the Board of Directors, in exchange for an annual fee. Under the Monitoring and Oversight Agreement, the Company and certain members of the Group have agreed to indemnify Hercules Enterprises, Inc. and its affiliates, agents and persons related to it or them for any damages arising from any claims, liabilities, losses, damages or expenses resulting from the negligence of Hercules Enterprises, Inc. or any indemnified person. During the years ended 31 December 2001, 2002 and 2003, the Company recorded €0.1 million, €0.1 million and €0.2 million, respectively, of expenses in respect of its obligations under this Monitoring and Oversight Agreement. The Monitoring and Oversight Agreement will be terminated upon the completion of the Global Offering in accordance with the terms and conditions of a termination agreement among the Company, Hicks, Muse & Co. Partners L.P., Hercules Enterprises, Inc., Vertix, SGPS, S.A. and

certain members of the Group. The Company will be required to pay all amounts due and payable under the Monitoring and Oversight Agreement to the date of termination. See "—Monitoring and Oversight Termination Agreement."

Supplementary Capital Contribution

During the year ended 31 December 2003, the Company received a €5.7 million Supplementary Capital Contribution from Hercules Enterprises, Inc. which it used for working capital and general corporate purposes. In order to facilitate the repayment of the Supplementary Capital Contribution from Hercules Enterprises, Inc., the Group will, pursuant to the Supplementary Capital Conversion, convert the amount contributed by Hercules Enterprises, Inc., into Shares on or about the Closing Date at a conversion price per share that is equal to the Offer Price. Hercules Enterprises, Inc. has advised the Company that it will, by selling the Shares received by it in the Supplementary Capital Conversion in the Global Offering, obtain gross cash proceeds that are approximately equal to the amount advanced by it to the Group as part of its Supplementary Capital Contribution. The Company has agreed to pay certain expenses applicable to the sale of such Shares in the Global Offering. See "Principal and Selling Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources".

Transactions with HMTF Madeira Cayman, L.P.

HMTF Madeira Cayman, L.P. is a direct holder of Shares of the Company. See "Principal and Selling Shareholders".

Monitoring and Oversight Agreement

The Company and certain members of the Group are party to a Monitoring and Oversight Agreement, dated 15 September 1999, with Hicks, Muse & Co. Partners, L.P., an affiliate of HMTF Madeira Cayman, L.P. Under the Monitoring and Oversight Agreement, Hicks, Muse & Co. Partners, L.P. is responsible for providing financial oversight and monitoring services to the Company and certain members of the Group, as requested by the Board of Directors, in exchange for an annual fee. Under the Monitoring and Oversight Agreement, the Company and certain members of the Group have agreed to indemnify Hicks, Muse & Co. Partners, L.P. and its affiliates, agents and persons related to it or them for any damages arising from any claims, liabilities, losses, damages or expenses resulting from the negligence of Hicks, Muse & Co. Partners, L.P. or any indemnified person. During the years ended 31 December 2001, 2002 and 2003, the Company recorded €0.2 million, €0.3 million and €0.4 million, respectively, of expenses in respect of its obligations under this Monitoring and Oversight Agreement. The Monitoring and Oversight Agreement will be terminated upon the completion of the Global Offering in accordance with the terms and conditions of a termination agreement among the Company, Hicks, Muse & Co. Partners L.P., Hercules Enterprises, Inc., Vertix, SGPS, S.A. and certain members of the Group. The Company will be required to pay all amounts due and payable under the Monitoring and Oversight Agreement to the date of termination. See "—Monitoring and Oversight Termination Agreement."

Supplemental Loan

The Company is a party to a term loan facility, dated 7 August 2003 and amended on 5 December 2003, with JPMorgan Chase Bank pursuant to which it borrowed funds for working capital and general corporate purposes. The facility amount was originally €15,000,000 but was permanently reduced to €9,425,000 in connection with the amendment of the facility. Interest on the loan is payable at a rate per annum that is equal to the aggregate of EURIBOR, an applicable margin and mandatory costs, if any, determined in accordance with the terms of the facility agreement. As of 31 December 2003, €9,425,000 in principal was outstanding under the facility. The aggregate amount of indebtedness outstanding must be repaid in full and any undrawn amount of the facility must be cancelled in connection with the Global Offering. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity".

In connection with the repayment of the term loan facility to JPMorgan Chase Bank, the Company will pay a fee to HMTF Madeira Cayman, L.P. for services provided in connection with the arrangement of the term loan facility pursuant to the terms of a letter agreement, dated 7 August 2003, among the Company, Vertix, SGPS, S.A., Hercules Enterprises, Inc., HMTF Madeira Cayman, L.P., Mr. Miguel Paes do Amaral and Tarragona Investment Group Limited.

Monitoring and Oversight Termination Agreement

The Company, certain members of the Group, Hicks, Muse & Co. Partners, L.P., Vertix, SGPS, S.A., and Hercules Enterprises, Inc., have agreed, pursuant to a termination agreement, dated 11 March 2004, (the "Termination Agreement"), to terminate the Monitoring and Oversight Agreements entered into by the relevant parties on 15 September 1999 subject to the successful completion of the Global Offering.

Shareholder Agreement Relating to the Shares

The current shareholders of the Company, Tarragona Investment Group Limited (a direct shareholder of Vertix, SGPS, S.A.) and Mr. Miguel Paes do Amaral (an indirect shareholder of Vertix, SGPS, S.A.) have executed a Shareholders Deed dated 9 March 2004, governing certain relationships with one another in relation to their holdings of Shares of the Company. The provisions of the Shareholders Deed described below will become effective on the date of the special session of Euronext Lisbon executing the Retail Offering and will terminate and supersede certain arrangements previously governing the relationship among certain of the parties thereto. The Shareholders Deed provides that the parties to the deed will use their best endeavours to cause the Company to maintain a Board of Directors consisting of seven Directors (at least two of whom will be Independent Directors) and to include in a list of candidates for election to the Board of Directors at any general meeting of shareholders as follows: up to three directors nominated by Vertix, SGPS, S.A.; one director nominated by Hercules Enterprises, Inc. for so long as it holds at least 5.0% of the Company's outstanding voting share capital; and one director nominated by HMTF Madeira Cayman, L.P. for so long as it, together with its affiliates, holds at least 5.0% of the Company's outstanding voting share capital. The Shareholders Deed further provides that, if either Hercules Enterprises, Inc. or HMTF Madeira Cayman, L.P., together with its respective affiliates, cease to hold at least 5.0% of the Company's outstanding voting share capital, the parties to the deed will use their best endeavours to cause the Director proposed by such shareholder to resign from the Board of Directors and replaced by an Independent Director included in the list of candidates submitted on behalf of the Selling Shareholders to be based upon a mutually agreed recommendation of the Company's then existing Independent Directors. In addition, the Shareholders Deed provides that, for so long as HMTF Madeira Cayman, L.P. holds 1.0% or more of the share capital of the Company, Mr. Paes do Amaral may not, directly or indirectly (including through Vertix, SGPS, S.A.), sell any Shares or other securities of the Company held directly or indirectly by Mr. Paes do Amaral prior to the Global Offering without the prior written approval of HMTF Madeira Cayman, L.P., except for such Shares as may be sold in the Global Offering. The Company has been advised that, in the opinion of the CMVM and due to the Shareholders Deed, the total shareholdings of the parties to the Shareholders Deed will be aggregated and attributed to all such shareholders for the purposes of the take-over rules and shareholder disclosure thresholds of the Portuguese Securities Code. See "Description of the Shares—Voting Rights of the Shares" and "Description of the Shares—Take-Over Rules".

DESCRIPTION OF THE SHARES

As of the date of this Offering Circular, the Company is a private company limited by shares (*sociedade anónima*), organised under the laws of Portugal, with an issued share capital of €5,057,677.71, consisting of 56,196,419 Shares having a nominal value €0.09 per Share. Application has been made to list the Shares on Euronext Lisbon and it is expected that such listing will become effective on or about 31 March 2004 under the symbol "MCP". In connection with the Supplementary Capital Conversion, the New Share Capital Increase, the Global Offering and the listing of the Shares on Euronext Lisbon, the Company will become a public company (*sociedade aberta*) in accordance with the Portuguese Securities Code with an issued share capital of €7,448,832.72, consisting of 82,764,808 Shares having a nominal value €0.09 per Share.

The Shares are in dematerialised form and held in accounts with financial intermediaries authorised by the CMVM to act as securities custodians and, in connection with the Global Offering, will be integrated into a central system managed by Interbolsa—Sociedade Gestora de Sistemas de Liquidação e de Sistemas Centralisados de Valores Mobiliários, S.A. On 10 March 2004, the Company's existing shareholders resolved to amend the Company's articles of association (the "Articles of Association") pursuant to an amendment that will become effective on or before the date on which the Shares are listed on Euronext Lisbon. The following is a description of the rights attaching to the Shares under the Portuguese Companies Code and the Articles of Association as amended by the Company's shareholders on 10 March 2004.

Voting Rights of the Shares

Under the Articles of Association, the Shares carry voting rights that entitle holders of Shares to one right to vote for each 1,000 Shares held. Shareholders who hold less than 1,000 Shares may aggregate their Shares for the purposes of voting and participating and intervening in a meeting of shareholders and are entitled to one right to vote for each lot of 1,000 Shares held as a group. See "—Proxy Requirements". A shareholder must have registered at least 1,000 Shares in its name in a book-entry securities account opened with a financial intermediary no later than the date that is ten days prior to the date of the meeting of shareholders in order to be entitled to participate and intervene in the meeting and exercise the right to vote Shares held. Under Portuguese law, any treasury shares held by the Company or any of its subsidiaries may not be voted and will not be counted for purposes of determining the satisfaction of quorum requirements or the percentage of votes cast in respect of matters that, under Portuguese law, require the passage of a resolution by a qualified majority. Bondholders and holders of non-voting preferential shares may not be present or intervene in a meeting of shareholders.

Under the Portuguese Securities Code, shareholders may vote by correspondence and all public notices concerning a meeting of shareholders must indicate the possibility of voting by correspondence and specify the procedures to be followed in order to vote by correspondence, including a mailing address and deadline for receipt of votes cast by correspondence. The Company is required to verify the authenticity of each vote and ensure its confidentiality.

In addition, under the Portuguese Securities Code, following the listing of the Shares on Euronext Lisbon, any person making a purchase or sale of Shares that results in such person either owning or ceasing to own certain threshold percentages (2.00%, 5.00%, 10.00%, 20.00%, 33.33%, 50.00%, 66.66% and 90.00%) of the voting rights attached to the Shares will be required to notify the CMVM, the Company and Euronext Lisbon within three days of making the purchase or sale. The Company will be required to publish the notification in the *Euronext Lisbon Bulletin* and in a newspaper of general circulation. For the purpose of calculating the foregoing percentage thresholds, the voting rights of a holder (as owner or as beneficiary) also include (i) voting rights held by a third party in its own name, but as representative of such holder, (ii) voting rights held by a company that is an affiliate of such holder, (iii) voting rights held by a person with whom such holder has entered into a voting agreement, except if, under the same agreement, a third party is responsible for determining the voting orientation of such person, (iv) voting rights held by the members of the Board of Directors or Audit Committee if the holder is the Company, (v) voting rights that the holder may acquire pursuant to an agreement entered into with the owners of a portion of Shares, (vi) voting rights inherent to the Shares given as security to or for management or custody by the holder if such voting rights or discretionary powers to vote were given to such person, and (vii) voting rights attributable to any person (a "connected person") in any of the foregoing situations applying the relevant criteria.

Proxy Requirements

Holders of Shares may be represented by a proxy vote at a general meeting of shareholders. In the case of an individual, the proxy holder must be a member of the Board of Directors of the Company or the spouse or a descendant or ascendant in direct line of the holder or another shareholder. In the case of shareholders that are not individuals, the holder of the proxy must be a person designated by that shareholder for the purpose of acting as proxy. In accordance with the Articles of Association, proxies issued by shareholders must be delivered to the Company, addressed to the chairman of the meeting of shareholders, at least five days prior to the date on which the meeting is convened. Shareholders who aggregate their Shares for the purposes of voting and participating and intervening in a meeting of shareholders must grant a proxy to a member of the shareholder group. The standard document used for a proxy request must be sent to the CMVM and Euronext Lisbon at least five business days prior to its mailing to the shareholders.

If any person requests a proxy to represent more than five shareholders, whether for such person or others, such proxy may be granted for only one specified meeting of shareholders and may be revoked, including if the grantor of the proxy attends the meeting. A request to represent a proxy for more than five shareholders must contain at least the following information: (i) information regarding the meeting of shareholders, including the place, day and hour of the meeting and the agenda for the meeting; (ii) indications on consultation of documents by the shareholders; (iii) the identity of the person or persons who will act as the holder of the proxy; (iv) a statement as to how the proxy holder will vote in the absence of instructions from the shareholder; (v) a statement that, in the event of circumstances unforeseen at the time the request for instructions was sent, the proxy holder will vote the related Shares in the best interests of the shareholder; (vi) the voting rights which are attributed to the requesting person as a connected person and (vii) the basis upon which the vote is to be exercised by the requesting person.

If a shareholder provides voting instructions, the proxy holder must vote the related Shares in accordance with such instructions, except as contemplated in (v) of the immediately preceding paragraph, in which case the proxy holder must inform the shareholder of the manner in which the related Shares were voted and the reasons for the divergence from the specified voting instructions. If a person requesting a proxy does not agree with the voting instructions received from a shareholder, such person may reject the proxy. If voting instructions are so rejected, the person representing the shareholder by the proxy must immediately inform the shareholder of the rejection. Following a general meeting of shareholders, the person representing shareholders by a proxy is obligated to send by mail, to each represented shareholder, a copy of the minutes of the general meeting. The proxy holder bears the costs of such notification. Failure to comply with the above prerequisites results in the aggregate votes cast by the proxy holder being limited to five proxy votes.

Meetings of Shareholders

Under Portuguese law, an annual general meeting of the Shareholders must be held within the first three months (or the first five months in the case of a company that files consolidated accounts or uses the equity method of accounting) following the close of its financial year, which, in the case of the Company, is a calendar year. Other general meetings of shareholders may be convened whenever required by law or whenever deemed appropriate by the board of directors, the statutory auditor or shareholders representing not less than 5.0% of the issued capital of the company. Notices of meetings for companies whose shares are listed on a regulated market (*sociedade aberta*) must be made by an announcement in the bulletin of that market (in the case of the Company, the *Euronext Lisbon Bulletin*), in the *Portuguese Official Gazette* (*Diário da República*), in a local newspaper published in the area of the company's head office and in a newspaper with general circulation at least one month prior to the scheduled date of the meeting.

Under the Articles of Association, the resolutions of a meeting of shareholders must be taken by an absolute majority of votes except as described below or where Portuguese law requires the passage of a resolution by a qualified majority. Under Portuguese law and the Articles of Association, a resolution to amend the Articles of Association, to approve a merger, demerger or spin-off, to modify the Company's form, to dissolve or to take any other action that requires approval by a qualified majority may only be passed: (i) on the first call of the meeting of shareholders, if at least one-third of the Shares corresponding to the Company's share capital with voting rights is present or represented and such resolution is approved by at least two-thirds of the votes cast at the meeting; or (ii) on a second call of such general meeting, if the resolution is approved by either an absolute majority of the votes cast at the meeting if shareholders representing at least half the Company's issued share capital are present or a majority of two-thirds of the

votes cast at the meeting, if shareholders representing less than half of the Company's issued share capital are present. Under the Articles of Association, on a first call, the shareholders meeting may only meet and resolve matters if at least 20.0% of the Shares corresponding to the share capital with voting rights are present and represented at the meeting.

Board of Directors

Under the Articles of Association, the Board of Directors is elected by an absolute majority of votes cast at a meeting of shareholders where at least 20.0% of the shares corresponding to the share capital with voting rights are present and represented. A meeting of shareholders that elects the Board of Directors must also, in the same decision, appoint the Chairman of the Board of Directors from the members of the Board of Directors. In accordance with Portuguese law, the Articles of Association provide that one member of the Board of Directors must be elected from persons included in lists proposed by any group of shareholders holding between 10.0% and 20.0% of the Company's issued share capital. A shareholder may not submit or subscribe to more than one such list and each list proposed must include at least two candidates for the Board of Directors. A resolution to dismiss one or more members of the Board of Directors without cause must be passed by a qualified majority corresponding to two-thirds of the votes cast.

Under the Articles of Association, the Board of Directors consists of seven Directors, of whom at least two must be Independent Directors, that are elected or re-elected for terms of four years by the shareholders of the Company. The Board of Directors is responsible for the management of the Company with powers to take decisions in all affairs and to practice all acts that are legally considered within the power of management. The Board of Directors is required, however, to submit certain matters to a general meeting of shareholders, including, approval of any transaction involving the purchase, sale or transfer of securities portfolios that entitle the Company to a controlling position in the related investment with a value that is greater than or equal to €10.0 million. Resolutions of the Board of Directors are taken by a majority vote at a meeting at which five members are present with the Chairman having a tie breaking vote in the case of a dead-lock. The Board of Directors is authorised to delegate the whole or part of any delegable powers to any member or members or to an executive committee and is further mandated to appoint an audit committee and remuneration committee for managers, which, in each case, must include the Company's independent directors, and a strategic board consisting of the full Board of Directors and up to six additional members appointed by a resolution of the Board of Directors. The Articles of Association provide that each Director's liability shall be guaranteed by the Company and the Company may subscribe and pay for the cost of maintaining insurance covering the liability of members of the Board of Directors in their capacities as Directors.

Related Party Transactions

Any Director or shareholder who has an interest in a contract, transaction, arrangement or proposal with the Company must declare the nature of the interest at the meeting of the Board of Directors (in the case of a Director) or at the meeting of the Board of Directors and the meeting of shareholders (in the case of a shareholder) at which the question of entering into such contract, transaction, arrangement or proposal is first considered and, as applicable under Portuguese law, the Company must obtain approval to enter into such contract, transaction, arrangement or proposal from the competent corporate body. Any Director that has such an interest may not be considered when determining whether a quorum is present and may not vote in relation to any proposed resolution or resolutions relating to the Director's interest. Any shareholder that has such an interest is not entitled to vote and may not allow Shares held by it to be grouped with Shares held by other shareholders for the purposes of voting, on any proposed resolution or resolutions relating to the shareholder's interest. In addition, the Articles of Association provide that the Board of Directors must obtain a shareholder resolution approving any transaction involving the Company and any related party of a shareholder with a value that is greater than or equal to €5.0 million. For this purpose, the Articles of Association define a "related party" as any individual who is a relative of the first degree of a shareholder holding more than 2.0% of the Company's voting share capital or a company which is directly or indirectly controlled by a relevant shareholder.

Dividends on the Shares

Under Portuguese law, 5.0% of the Company's after tax profits for each financial year must be allocated to a legal reserve until the legal reserve equals 20.0% of the nominal value of the Company's issued share capital. The legal reserve is distributable only upon the liquidation of the Company, but may

be for the purposes of increasing the Company's share capital (by way of a bonus issue of Shares), to offset losses of a financial year that cannot be offset by other reserves or to offset losses carried forward that cannot be offset either by the net profit of the relevant financial year or by the application of other reserves. The Company's net profit after tax in each financial year, as increased or reduced by any profit or loss carried forward from prior financial years, less any contribution to the legal reserve, is available for distribution to shareholders by way of dividend. Under the Articles of Association, distribution of the net profit after the deduction or the reinforcement of provisions and reserves that are required by law is decided by a resolution of a meeting of shareholders that is approved by simple majority.

An interim dividend may be paid during a financial year provided that (i) the Board of Directors, with the approval of the Company's statutory auditor, passes a resolution for the payment of the interim dividend on account of the Company's profits, (ii) an interim balance sheet that is prepared as of a date 30 days prior to the resolution of the Board of Directors and duly certified by the Company's statutory auditor evidences the availability of the funds for the payment of the interim dividend, giving effect to the results of the Company for the period to which the interim dividend applies, (iii) only one interim dividend is paid with respect to the same fiscal year, (iv) the interim dividend is paid in the second half of the year, and (v) the amount of the interim dividend does not exceeding 50.0% of distributable amounts as indicated in the interim balance sheet referred to above.

Portuguese law prohibits the payment of a dividend if, following the dividend, a company's net worth is less than the sum of its share capital, the legal reserve and the other similar reserves established by Portuguese law or by the company's articles of association. The category of other similar reserves includes, among other things, the portion of the reserve related to assets not yet amortised and the reserve equivalent to the book value of treasury shares. Under Portuguese law, permitted dividends are generally distributed to shareholders pro rata according to each shareholder's respective holding. Dividends are paid to holders of Shares on the date established for payment, unless, following the date on which a resolution to pay dividends has been passed, such shareholders have sold their rights to the dividends or have acquired Shares without the right to the dividends. Subject to certain exceptions, the payment of a final dividend is due 30 days after the date of the general meeting of shareholders approving the payment of the dividend.

For a description of the tax consequences relating to the payment of dividends in respect of the Shares, see "Taxation".

Minority Shareholders

Each shareholder is entitled to the right to participate in the Company's profits, the right to vote in the general meeting, preemption rights in capital increases and the right to oppose resolutions in breach of the law or the Articles of Association, subject to certain requirements. Certain rights can only be exercised by a shareholder, or group of shareholders, holding a certain percentage of the Company's share capital. In particular, a shareholder or a group of shareholders holding at least 5.0% of the Company's issued share capital has the right to request that a meeting of shareholders be convened, the right to request that additional matters be included in the agenda for a meeting of shareholders and the right to sue the members of the Board of Directors for damages caused to the Company.

Pre-emptive Rights

Holders of Shares are entitled to preferential right to subscribe for any issue of Shares in exchange for cash pro rata according to their respective holdings, unless such right is waived in whole or in part in furtherance of the best interests of the Company by way of a special resolution passed by either two-thirds of the votes cast on a first call of a general meeting of shareholders (provided shareholders representing at least 20.0% of the Shares corresponding to the share capital with voting rights are present and represented at the meeting), two-thirds of the votes cast on a second call of a general meeting of shareholders (irrespective of the number of shareholders represented at the meeting), or an absolute majority of the votes cast on a second call of a general meeting of shareholders (provided shareholders representing not less than one-half of the Company's issued share capital are present). Such preferential rights are transferable and may be traded on Euronext Lisbon, where the Shares are listed, until the fourth business day prior to the end of the relative exercise period, subject to any restrictions on transfer imposed by applicable law or regulation.

Dissolution and Liquidation

Except as otherwise permitted by Portuguese law, the Company may be dissolved and liquidated by a shareholders' resolution approved at a general meeting of shareholders by the vote of not less than two-thirds of the votes corresponding to the share capital cast on a first call (provided that shareholders representing at least one-third of the Shares corresponding to the share capital with voting rights are present), two-thirds of the votes cast on a second call (irrespective of the number of shareholders represented at the meeting), or an absolute majority of the votes cast on a second call (provided shareholders representing not less than one-half of the Company's issued share capital are present). The winding up of the Company following its dissolution must be carried out without court involvement by a winding up committee consisting of the Board of Directors, except as otherwise provided for in the resolution of the general meeting of shareholders. In the case of a liquidation, assets of the Company that remain after payment of the Company's debts, liquidation expenses and all remaining obligations will be distributed to shareholders pro rata according to their respective holdings.

Take-Over Rules

The Portuguese Securities Code provides that a shareholder of a public company may be obligated to make a tender offer for all of the company's shares and all other securities that may give the right to subscribe or acquire shares of the company in certain circumstances. For the purposes of such rules, references to a "person" include any connected person and references to a "public company" (*sociedade aberta*) are to a company whose share capital is wholly or partly held by the public due to the fact that (i) it raised capital from the public when incorporated or through a subsequent capital increase, (ii) it has or has had its ordinary shares listed on a stock exchange or another regulated market, (iii) more than 10.0% of its ordinary shares have been offered to the public, against cash or securities, by one of its shareholders, (iv) it has demerged from a "public company" or (v) it has incorporated all or part of the assets of a "public company" through a merger. Under the Portuguese Securities Code, the obligation to make a mandatory tender offer is triggered when a person (alone or with a connected person) becomes the holder of voting rights representing more than either 33.33% or 50.0% of the voting rights in a public company and extends to all of the issued share capital of the company not already held by that person, except where such person holds more than 33.33% but less than 50.00% of the voting rights and proves to the CMVM the absence of control or a group relation with the public company. Any person who is exempted by the CMVM from making a mandatory tender offer must thereafter communicate each 1.0% increase in voting rights acquired and must make a tender offer upon acquiring a controlling position in the company.

Upon becoming obligated to make a mandatory tender offer, a shareholder must publish or cause to be published a preliminary take over announcement in the *Euronext Lisbon Bulletin* and a newspaper of general circulation within thirty days following the date upon which the obligation arises. The tender offer must include cash consideration at a price that is not lower than the highest price paid by the offeror (or any connected person) for shares of the same class within the six-month period prior to the preliminary announcement of the offer and the average price at which the ordinary shares have been traded on a regulated market during such six-month period.

Portuguese Reporting and Disclosure Requirements

Under Portuguese law, the Company is required to publish, among other things, (i) an annual report which includes a management report and audited individual and consolidated financial statements, (ii) a semi-annual report which includes unaudited individual and consolidated financial statements, a limited review by the Company's auditors, material information on the Company's activities and performance and factors that may potentially influence future performance, (iii) non-public information that investors would consider relevant to a valuation of the Company or the price of the Shares, (iv) first and third quarter reports containing certain unaudited individual and consolidated information, and (v) reports relating to any major new developments in the Company's sphere of activity which are not in the public knowledge and which may, by virtue of their effect on its assets and liabilities or financial position or general course of business, lead to a substantial movement in price of the Shares and (vi) certain information concerning outstanding bonds and changes in the composition of the Board of Directors or the Company's statutory auditor.

THE PORTUGUESE SECURITIES MARKET

General

The principal trading market for the Shares is expected to be Euronext Lisbon. Euronext Lisbon was established in February 2002 through the merger of the BVLP (Stock Exchange of Lisbon and Oporto) and Euronext. Euronext Lisbon is supervised by the CMVM. The official market for equity securities of Euronext Lisbon, a regulated market managed by Euronext Lisbon which is the official market (the "Official Market"), the market on which most significant Portuguese equity securities are listed.

The index of the Official Market (the "Official Market Index") is a weighted average price of shares listed on the Official Market. The exact number of companies in the Official Market Index's portfolio may change each day as a result of new admissions, exclusions, suspensions and the absence of available quotations. Euronext Lisbon calculates an index called the PSI-20, which includes the 20 most actively traded shares listed on the Official Market. This index is also used for the negotiation of derivatives in Portugal.

Compared to most other major markets in the United States and other parts of Europe, the Official Market is less liquid. During the year ended 31 December 2003, the 10 most actively traded equity securities in terms of euro amounts in ordinary sessions of Euronext Lisbon represented approximately 95.0% of total trading volume of equity securities on Euronext Lisbon and the total turnover of shares on the Official Market amounted to €19.0 billion. As of 31 December 2003, 50 companies were listed on the Official Market. See "Risk Factors—Risks Relating to the Global Offering—Euronext Lisbon is less liquid than other major exchanges, which could affect the price of the Shares".

Trading

On 7 November 2003, Euronext Lisbon cash products successfully migrated into the Euronext trading and clearing systems. Due to this migration, all Euronext cash products listed in Lisbon, Amsterdam, Brussels and Paris are now traded through NSC, which is Euronext's cash trading platform, and both harmonised market rules (applicable to all Euronext markets) and market-specific rules (applicable only to Euronext Lisbon) now govern the trading of securities in markets operated by Euronext Lisbon. Prices of equity securities listed on Euronext Lisbon are quoted in euro per share.

Under the Euronext Rule Book and the Euronext Cash Market Trading Manual, securities must be traded either through continuous matching of orders at opposite sides of the central order book or through call auction procedures following a period in which orders have been accumulated without execution. The allocation of securities between continuous and auction mode trading are determined according to liquidity, with more liquid securities or securities with market makers being traded on a continuous basis and less liquid securities being traded by auction. When Euronext Lisbon considers it to be in the interest of the market to improve the liquidity of a certain security, it may enter into agreements with relevant dealers to act as market makers for the security.

During continuous trading, each incoming order is checked immediately for possible execution against orders on the opposite side of the central order book. Orders in the central order book must be executed according to price and time priority and the trading price is determined by the limit price of orders sitting on the central order book. Continuous trading is conducted through a series of phases. The pre-opening phase is held between 7:15 a.m. (CET) and 9:00 a.m. (CET) of each trading day from Monday to Friday. At 9:00 a.m. (CET), an opening auction takes place prior to the commencement of continuous trading. Upon completion of the pre-opening phase, from 9:00 a.m. (CET) to 5:25 p.m. (CET), trading takes place on a continuous basis, with each incoming order being checked immediately for possible execution against orders on the opposite side of the central order book and with any remaining unexecuted portion of such order being added to the central order book. Except for certain types of securities, the final price is determined through a closing auction at 5:30 p.m. (CET), with a pre-closing phase between 3:25 p.m. (CET) and 5:30 p.m. (CET). Except for certain types of securities, a short period from 5:30 p.m. (CET) to 5:40 p.m. (CET) is provided during which orders may be entered for execution at the last traded price.

The auction price is determined based upon the status of the central order book at the closing of the call phase and serves as the price which produces the highest executable order volume. Each auction begins with a call phase in which orders are automatically recorded without giving rise to transactions. During the call phase, Euronext Lisbon securities members may enter new orders and modify or cancel existing orders. An indicative price, representing the price which the system matcher would determine based on the status of the central order book, is displayed and updated continuously as the central order

book evolves. Following completion of the call phase, the system seeks to determine a price so as to produce the maximum executable volume. During the price determination phase, no new orders may be entered and existing orders may not be modified or cancelled. For certain securities selected by Euronext Lisbon, a period is provided following the fixing of the price during which orders may be entered for execution at the auction price.

Under the Portuguese Securities Code, which came into force on 1 March 2000, transactions on Euronext Lisbon may only be performed by its members who provide negotiation or clearing services. Negotiation members that perform stock exchange transactions but which do not perform clearing services on their own are required to enter into an agreement with one or more clearance members for clearance of the operations transactions they negotiate. Only financial institutions authorised to buy and sell securities for their own accounts, such as banks and dealers, may become clearance members. Clearance members can clear stock exchange transactions and negotiate transactions.

Portuguese Transaction Costs

The transfer of shares, either in Euronext Lisbon or over the counter, generally is subject to a negotiable brokerage fee or bank commission, a negotiable bank settlement commission and a stamp tax of 4% on brokerage fees, settlement fees and bank commissions. In addition, for each transaction executed on Euronext Lisbon, a fee is payable to Euronext Lisbon. Until 7 November 2004, Euronext Lisbon members may select between a fee of €2 per trade and the Euronext harmonised fees. After that date, any transactions carried out on Euronext Lisbon will be subject to Euronext's harmonised fees. An over-the-counter transfer of shares listed on Euronext Lisbon is not subject to any over-the-counter fees.

Clearance and Settlement

As of the date of this Offering Circular, transactions in securities traded on Euronext Lisbon are cleared by Clearnet and settled by the Portuguese Settlement System. Clearnet interposes itself between the buyer and seller in a covered transaction and becomes a transaction counterparty in order to eliminate counterparty risk as described below. The Portuguese Settlement System is managed by Interbolsa—Sociedade Gestora de Sistemas de Liquidação e de Sistemas Centralizados de Valores Mobiliários, S.A., a company that is wholly-owned by Euronext and which also manages Central de Valores Mobiliários (the "CVM"). The CVM is the system for the registration and control of securities, including custody of certificated securities and registration of book-entry securities, in which all securities admitted to trading on a Portuguese regulated market, either in certificates or in book-entry form, must be deposited or registered with the CVM. Any trading of securities listed on a Portuguese regulated market that takes place off-the-market must be cleared through financial institutions and physically settled through the CVM, where such securities are registered or deposited.

Under the procedures of the Portuguese Settlement System, physical settlement takes place at 11:00 a.m. (CET) on the third business day after the trade date and is provisional until financial settlement that takes place at the Central Bank at 12:30 p.m. (CET) on the same day. If a settlement failure occurs, the settlement period may be extended for up to seven business days after the intended settlement date. During such period, unsettled instructions are successively inserted in the real time settlement system cycles of the Portuguese Settlement System until settlement is completed. If the defaulting seller does not deliver the securities by the eighth business day after the intended settlement date, a buy-in procedure is commenced. In connection with the buy-in procedure, Clearnet obtains the equivalent securities from a securities provider (if any) and, on the next business day, delivers the securities to the buyer against payment therefor. If it is not possible to deliver the securities to the buyer, Clearnet pays the initial buyer with a cash indemnity amount.

To hold ordinary shares directly in book-entry form through the facilities of the CVM, a non-resident of Portugal must open a special share portfolio account with a financial intermediary located in Portugal and duly licensed to act as a financial intermediary pursuant to applicable legislation prior to the execution of the transaction. Persons who hold ordinary shares through Euroclear and Clearstream are not required to open a special share portfolio account with a financial intermediary located in Portugal in order to hold ordinary shares.

Euroclear and Clearstream

The Shares are expected to be accepted for clearance and settlement through Euroclear and Clearstream in accordance with such rules, regulations and procedures that are established by Euroclear

and Clearstream from time to time. Euroclear and Clearstream hold securities for their customers and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders. Euroclear and Clearstream provide various services including safekeeping, administration, clearance and settlement of internationally traded securities, lending and borrowing. Euroclear and Clearstream also deal with domestic securities markets in several countries through established depositary and custodial relationships. Euroclear and Clearstream have established an electronic bridge between their two systems across which their respective participants may settle trades with each other. Euroclear and Clearstream customers are world-wide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Euroclear and Clearstream is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

Trading by the Company in the Shares

Except in certain circumstances, under Portuguese law, a company may not hold, directly or through its subsidiaries, more than 10% of its share capital. A company may only purchase or trade in its own equity securities if authorised to do so by a shareholders' resolution taken by a simple majority of votes. The Company has, pursuant to a shareholders' resolution dated 15 March 2004, received shareholder authorisation to purchase or trade up to 10% of its share capital.

TAXATION

The summary set forth below is intended as a general guide and does not purport to constitute a comprehensive analysis of the tax consequences of the acquisition, ownership and sale of the Shares by non-resident investors. It is not intended to be, nor should it be considered legal tax advice. Prospective investors should consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under Portuguese law, the laws of the jurisdiction of their residences and any tax treaty between Portugal and their country of residence.

Portuguese Taxation

The summary set forth below is intended as a general guide and does not purport to constitute a comprehensive analysis of the tax consequences of the acquisition, ownership and sale of the Shares. It is not intended to be, nor should it be considered, legal tax advice. Prospective investors should consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under Portuguese law, the laws of the jurisdiction of their residences and any Double Tax Treaty ("DTT") between Portugal and their country of residence.

Capital Gains

There is no separate tax on capital gains in Portugal. Capital gains are included in ordinary income. In general, the gain is the amount by which the proceeds from the disposal of shares exceed their acquisition cost. In certain situations, the latter can be adjusted for inflation in accordance with an indexation coefficient.

Non-resident Shareholders

Capital gains derived by a non-resident individual on the disposal of shares owned for more than 12 months are not subject to income tax. In addition, an exemption from income tax applies to capital gains derived from the sale of shares held for 12 months or less, provided that the individual is not a resident of a listed tax haven included in a Ministerial Order issued by the Minister of Finance. Individuals are not required to provide proof that they are not resident in a tax haven unless specifically requested by the tax authorities. If that exemption does not apply, the gain will be taxed at a 10% rate, unless the individual is a resident in a country with an applicable DTT with Portugal granting the exclusive right to tax the gain to the country of residence.

Companies. Capital gains derived on the disposal of shares by a non-resident corporation without a permanent establishment in Portugal to which such gains may be attributed, are exempt from taxation in Portugal provided that the non-resident company is not resident in a country included in the list of tax haven jurisdictions or is not held, directly or indirectly, in more than 25% by resident entities. In addition, even where the above criteria are not met, the gain may be exempt in Portugal due to the application of a relevant DTT. The majority of the DTTs concluded by Portugal grant solely to the state of residence the right to tax capital gains arising from the disposal of shares in a Portuguese company.

Non-exempt capital gains derived by non-resident companies are subject to income tax, assessed on the basis of a return filed by the non-resident's local representative. The tax rate is 25%.

Resident Shareholders

Individuals. Gains derived on the disposal of shares owned for more than one year are not subject to income tax. If held for less than one year, the net capital gains would be taxed at a special 10% rate unless the taxpayer opts for its inclusion with his other taxable income.

Companies. Capital gains derived by resident corporate shareholders are generally included in their ordinary income and taxed accordingly. *Sociedades Gestoras de Partipações Sociais* ("SGPS") and *Sociedades de Capital de Risco* ("SCR") qualify for a full exemption in respect of capital gains realised on the disposal of shares held for at least one year. This exemption does not apply to capital gains on corporate rights that have been held for less than 3 years and were acquired from a related party, a resident of a listed tax haven or the free-trade zones of the Azores and Madeira.

Under a partial relief scheme, provided certain requirements are met, only 50% of the capital gains derived on the disposal of shares will be taxable in the year of disposal. The remaining 50% will be exempt

from tax, provided that the total consideration received is reinvested, within a specified period, in certain assets. In case of partial reinvestment a proportional relief is available.

Dividends

Non-resident Shareholders

Individuals. Dividends distributed to non-resident individuals are subject to a 25% withholding income tax. Under most DTTs concluded by Portugal, that income tax rate is reduced to 15%.

Companies. Non-resident beneficiaries of Portuguese dividends, without a permanent establishment in Portugal, are subject to a 25% final withholding tax. The tax liability arises when the dividend is made available to the beneficiary.

If the non-resident has a permanent establishment in Portugal to which the payments are attributed, the withholding tax is a payment on account of Portuguese corporate income tax due.

Under most of the DTTs entered into by Portugal, the income tax rate on dividends is generally reduced to 10% for corporate investors holding a 25% or higher shareholding. The rate is normally reduced to 15% for other non-resident shareholders benefiting from the provisions of a DTT.

Qualifying companies resident in the European Union and holding a 25% shareholding for a period of at least two years may avail themselves of an exemption from Portuguese income taxation on the dividends under the provisions of the Parent/Subsidiary Directive as enacted by Portugal.

Procedures for Claiming the Benefits of the DTT Reduced Rate. To take advantage of the treaty reduced rate when the dividends are distributed, the non-resident shareholder must, before the date of distribution, provide the entity liable for withholding the tax (the financial entity where the shares are deposited or registered) a Form 8-RFI duly completed and certified by the competent tax authority of the shareholder's country of residence. If this is not done, tax must be withheld at normal rate of 25%. The non-resident shareholder would then have to lodge with the Portuguese tax authorities a Form 14-RFI certified by the tax authorities of the shareholder's country of residence and request a refund of the tax withheld in excess of the treaty reduced rate.

Resident Shareholders

Individuals. In general, a resident individual is subject to taxation only on 50% of the distributions received from resident corporations, which are subject to corporate income tax. The rate of withholding, which is a payment on account, is 15%.

Companies. The general withholding tax rate is 15%. This withholding tax is a payment on account of the Portuguese corporate income tax due by the recipient.

For substantial shareholdings (at least 10% direct shareholding of the distributing company's capital or any capital percentage the acquisition cost of which was €20 million), dividends may be fully exempt in the hands of the resident corporate shareholder, provided it is not an entity subject to fiscal transparency and has held its shareholding for an uninterrupted period of at least one year which can be met after the distribution of the dividend. The same relief applies, regardless of the size and cost of the shareholding, for certain corporate recipients, including a SGPS and a SCR.

Where the dividends do not qualify for the participation exemption, only 50% of the domestic dividends are included in the shareholder's taxable income. The taxable portion of the dividend is, however, subject to 15% withholding tax which constitutes a payment on account of the final corporate income tax due.

United States Taxation

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Shares by a U.S. Holder (as defined below). This summary deals only with initial purchasers of the Shares that are U.S. Holders and that will hold the Shares as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of the Shares by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain types of

investors subject to special treatment under the U.S. federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, investors that will hold the Shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes, U.S. Holders that own 10% or more of the Company's voting stock or investors whose functional currency is not the U.S. dollar).

As used herein, the term "U.S. Holder" means a beneficial owner of the Shares that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

The summary assumes that the Company is not a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes, which the Company believes to be the case. The Company's possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company were to be a PFIC in any year, materially adverse consequences could result for U.S. Holders.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the income tax treaty between the United States and Portugal (the "Treaty"), all as currently in effect and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE SHARES, INCLUDING THEIR ELIGIBILITY FOR THE BENEFITS OF THE TREATY, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

General. Distributions paid by the Company out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any Portuguese withholding tax paid by the Company with respect thereto, will generally be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations.

Under recently enacted tax legislation for taxable years that begin after 31 December 2002 and on or before 31 December 2008, dividends paid by the Company will be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to capital gains. A U.S. Holder will be eligible for this reduced rate only if it has held the Shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date.

On 19 February 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if this change were already effective. This legislative "technical correction" would change the minimum required holding period, retroactive to 1 January 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Foreign Currency Dividends. Dividends paid in euros will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the U.S. Holder, regardless of whether the euros are converted into U.S. dollars at that time. If dividends received in euro are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.

Effect of Portuguese Withholding Taxes. As discussed in "—Portuguese Taxation", under current law payments of dividends by the Company to foreign investors are subject to 25% Portuguese withholding tax. The rate of withholding tax applicable to U.S. Holders that are eligible for benefits under the Treaty is reduced to a maximum of 15%. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of Portuguese taxes withheld by the Company, and as then having paid over the withheld taxes to the Portuguese taxing authorities. As a result of this rule, the amount of dividend

income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Company with respect to the payment.

A U.S. Holder will generally be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or to a deduction in computing its U.S. federal taxable income, for Portuguese income taxes withheld by the Company. U.S. Holders that are eligible for benefits under the Treaty will not be entitled to a foreign tax credit for the amount of any Portuguese taxes withheld in excess of the 15% maximum rate. For a discussion of how to obtain a refund from the Portuguese taxing authorities, see "—Portuguese Taxation". For purposes of the foreign tax credit limitation, foreign source income is classified in one of several "baskets", and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Dividends paid by the Company generally will constitute foreign source income in the "passive income" basket or, in the case of certain holders, the "financial services income" basket. In certain circumstances, a U.S. Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the U.S. Holder (i) has not held the Shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, or (ii) holds the Shares in arrangements in which the U.S. Holder's expected profit, after non-U.S. taxes, is insubstantial.

U.S. Holders that are accrual basis taxpayers must translate Portuguese taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all U.S. Holders must translate taxable dividend income into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for Portuguese taxes relative to the U.S. Holder's U.S. federal income tax liability attributable to a dividend.

Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of Portuguese taxes.

Sale or Other Disposition

Upon a sale or other disposition of Shares, a U.S. Holder generally will recognise capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other disposition and the U.S. Holder's adjusted tax basis in the Shares, which will generally be equal to the U.S. Holder's cost of such Shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the Shares exceeds one year. Any gain or loss will generally be U.S. source.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to the Shares by a U.S. paying agent or other U.S. intermediary will be reported to the Internal Revenue Service (the "IRS") and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

PLAN OF DISTRIBUTION

General

Under the terms and subject to the conditions contained in a subscription and purchase agreement dated 29 March 2004 (the "Subscription and Purchase Agreement") among the Company, the Selling Shareholders and Credit Suisse First Boston (Europe) Limited, as representative (the "Representative") of the initial purchasers (the "Initial Purchasers"), the Company has agreed to issue to the Initial Purchasers, the Selling Shareholders have agreed to sell to purchasers procured by the Initial Purchasers or to the Initial Purchasers, and the Initial Purchasers have agreed to subscribe and to procure purchasers for or, failing which, to purchase, the following respective numbers of the Shares:

Initial Purchaser	Newly Issued Shares	Existing Shares
Credit Suisse First Boston (Europe) Limited	13,103,448	13,387,310
Banco Espírito Santo de Investmento, S.A.	5,057,471	5,167,032
J.P. Morgan Securities Ltd.	3,448,276	3,522,976
Caixa-Banco de Investimento, S.A.	459,770	469,730
BNP Paribas	459,770	469,730
Banif-Banco de Investimento, S.A.	459,770	469,730
Total	22,988,505	23,486,508

The Selling Shareholders have granted to the Initial Purchasers a 30-day option from the Closing Date of the Institutional Offering to purchase up to 7,496,252 additional Shares at the Offer Price less the discount to the Initial Purchasers. Over-allotments by the Initial Purchasers may be covered to the extent that the additional Shares are sold and the option is exercised.

The Subscription and Purchase Agreement also provides that if an Initial Purchaser defaults the purchase commitments of non-defaulting Initial Purchasers may be increased or the offering may be terminated.

The Initial Purchasers propose to offer the Shares initially at the offering price on the cover page of this Offering Circular. After the initial offering, the offering price may be changed.

The Initial Purchasers are offering the Shares subject to their acceptance of the Shares from the Company and Selling Shareholders and subject to prior sale. The Subscription and Purchase Agreement provides that the obligations of the Initial Purchasers to pay for and accept delivery of the Shares are subject to approval of certain legal matters by counsel and to certain other conditions.

The Shares have not been and will not be registered under the Securities Act and, subject to certain exceptions, may not be offered or sold within the United States except to (1) qualified institutional buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A, and (2) persons in offshore transactions in reliance on Regulation S, which shall include dealers or other professional fiduciaries in the United States acting on a discretionary basis for foreign beneficial owners. Each of the Initial Purchasers has agreed that, except as permitted by the Subscription and Purchase Agreement, it will not offer, sell or deliver the Shares as part of its distribution at any time within the United States. Each of the Initial Purchasers may through its U.S. broker or dealer affiliate arrange for the offer and resale of the Shares in the United States only to qualified institutional buyers in reliance on Rule 144A. See "Transfer Restrictions—United States."

A public offering of the Shares is being made to retail investors in Portugal, including employees of the Group, pursuant to a separate offering document. A condition precedent to the closing of the Institutional Offering is that the Retail Offering shall have closed on or prior to the closing date of the Institutional Offering.

There is currently no established market for the Shares. The Representative has advised the Company and the Selling Shareholders that the Initial Purchasers intend to make a market in the Shares as permitted by applicable law. The Initial Purchasers are not obligated, however, to make a market in the Shares and any market making may be discontinued at any time at their sole discretion. Accordingly, no assurance can be given as to the development or liquidity of any market for the Shares.

The Subscription and Purchase Agreement provides that the Company and each Selling Shareholder, severally, will indemnify the Initial Purchasers against certain liabilities. The Subscription and Purchase Agreement authorises the Representative to terminate the offering in certain specific circumstances prior to the Initial Purchasers effecting payment to the Company and the Selling Shareholders.

Under the terms of a securities lending agreement entered into on 29 March 2004 in connection with the Institutional Offering, the Company has agreed to bear any transfer taxes which may be payable in connection with the transactions contemplated thereunder.

Purchasers of Shares sold outside the United States may be required to pay stamp taxes and other charges in compliance with the laws and practices of the country of purchase in addition to the price to investors on the cover page of this Offering Circular.

Lock-Up Agreements

The Company has agreed, subject to certain exceptions, that it will not, and will not permit any of its subsidiaries or other affiliates over which it exercises management or voting control or any person acting on its or their behalf to, issue, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Shares or securities convertible or exchangeable into or exercisable for any of the Shares or warrants or other rights to purchase Shares or any security or financial product whose value is determined directly or indirectly by reference to the price of the underlying securities, or publicly announce an intention to make any issuance, offer, sale or disposal, without the prior written consent of the Representative until 180 days after the Closing Date of the Institutional Offering.

Each current shareholder, severally and not jointly, has agreed, subject to certain exceptions, that it will not, and will not permit any of its subsidiaries or other affiliates over which it exercises management or voting control or any person acting on its or their behalf to, issue, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Shares or securities convertible or exchangeable into or exercisable for any of the Shares or warrants or other rights to purchase Shares or any security or financial product whose value is determined directly or indirectly by reference to the price of the underlying securities, or publicly announce an intention to make any issuance, offer, sale or disposal, without the prior written consent of the Representative until 365 days after the Closing Date of the Institutional Offering; except that HMTF Madeira Cayman, L.P. and Hercules Enterprises, Inc. shall only be restricted until 180 days after the Closing Date of the Institutional Offering, and Vertix, SGPS, S.A., after 180 days after the Closing Date of the Institutional Offering have passed, may issue, offer, sell, contract to sell, pledge or otherwise dispose of up to 9,178,378 Shares for the benefit of a non-Management shareholder in Vertix, SGPS, S.A. only.

Stabilisation and Other Transactions

Pursuant to an agreement with the Selling Shareholders, an agent of the Representative may engage in over-allotment, stabilising transactions and covering transactions.

- Over-allotment involves sales in excess of the offering size, which creates a short position for the Initial Purchasers.
- Stabilising transactions permit bids to purchase the underlying security so long as the stabilising bids do not exceed a specified maximum.
- Covering transactions involve purchases of the Shares in the open market after the distribution has been completed in order to cover short positions.

These stabilising transactions and covering transactions may cause the price of the Shares to be higher than it would otherwise be in the absence of these transactions. These transactions, if commenced, may be discontinued at any time.

Delivery of Shares and Payment

The Initial Purchasers expect to deliver the Shares through facilities of Euronext Lisbon and Interbolsa, following payment in euros in immediately available funds. It is expected that the Shares will be delivered on or about 2 April 2004. The Initial Purchasers may settle their obligations to deliver Shares with Shares that have been borrowed.

Relationships between the Group and the Initial Purchasers

The Initial Purchasers and their affiliates from time to time perform financial consulting, banking, stockbroking and other services for the Group. Several of the Initial Purchasers are affiliated with lenders under the existing Term Loan and Revolving Credit Facility and will receive part of the proceeds of the Global Offering when the proceeds are used to repay outstanding indebtedness. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Term Loan and Revolving Credit Facility". These existing lenders, along with an affiliate of another Initial Purchaser, will be lenders under the amended Term Loan and Revolving Credit Facility. One of the Initial Purchasers is affiliated with the lender under a supplemental loan facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Other Financing Arrangements—Supplemental Loan".

TRANSFER RESTRICTIONS

General

Except in relation to the offering of the Shares in Portugal, no action has been taken in any jurisdiction by the Initial Purchasers, the Selling Shareholders or the Company that would permit a public offering of the Shares or possession or distribution of this Offering Circular or any other offering or publicity material relating to the Shares in any country or jurisdiction where action for that purpose is required. Each Initial Purchaser has agreed to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers the Shares or has in its possession or distributes this Offering Circular or any such other material. The Company and the Selling Shareholders have complied in all relevant respects with the securities laws of Portugal.

United States

The Shares have not been and will not be registered under the Securities Act and, subject to certain exceptions, may not be offered or sold within the United States, except to (a) QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and (b) persons in offshore transactions in reliance on Regulation S which shall include dealers or other professional fiduciaries in the United States acting on a discretionary basis for foreign beneficial owners (other than an estate or trust).

Each purchaser of the Shares will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

- the purchaser (A) (i) is a QIB, (ii) is aware that the sale is being made in reliance on Rule 144A and (iii) is acquiring such Shares for its own account or for the account of a QIB or (B) is not a U.S. person and is purchasing such Shares in an offshore transaction pursuant to Regulation S;
- the purchaser understands that the Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act and will not be registered under the Securities Act and that (A) if in the future it decides to offer, resell, pledge or otherwise transfer any of the Shares, such Shares may be offered, resold, pledged or otherwise transferred only (i) in the United States to a person whom the seller reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, (ii) outside the United States in a transaction complying with the provisions of Rule 904 under the Securities Act, (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 (if available) or (iv) pursuant to an effective registration statement under the Securities Act, in each of cases (i) through (iv), in accordance with any applicable securities laws of any State of the United States, and that (B) the purchaser will, and each subsequent holder is required to, notify any subsequent purchaser of the Shares from it of the resale restrictions referred to in (A) above.

United Kingdom

Each Initial Purchaser has represented, warranted and agreed that:

- it has not offered or sold, and prior to the expiry of a period of six months from the Closing Date, will not offer or sell any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in any offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;
- it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Shares in circumstances to which section 21(1) of the FSMA does not apply to the Company; and
- it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

Japan

The Shares have not been and will not be registered under the Securities and Exchange Law of Japan, as amended, and the Initial Purchasers have agreed not to offer or sell, directly or indirectly, any Shares in Japan or to, or for the benefit of, any resident thereof except pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and otherwise in compliance with applicable provisions of Japanese law.

The Netherlands

The Shares will not be offered, transferred, sold or delivered, whether directly or indirectly, to any individual or legal entity situated in The Netherlands, other than to individuals or legal entities who or which trade in or invest in securities in the conduct of their profession or business (within the meaning of the Exemption Regulation of 21 December 1995 (as amended from time to time) issued pursuant to The Netherlands Securities Markets Supervision Act 1995 (Wet Toezicht Effectenverkeer 1995)) (which entities may include but are not limited to banks, brokers, dealers, insurance companies, pension funds, other institutional investors and commercial enterprises which trade or invest in securities in the conduct of a business or profession).

Singapore

This Offering Circular has not been registered as a prospectus with the Monetary Authority of Singapore. The Initial Purchasers represent and agree that they have not offered or sold and will not offer or sell any Shares, or use such Shares to be made the subject of an invitation for subscription or purchase, nor have they circulated or distributed and nor will they circulate or distribute the Offering Circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Shares, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 215 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Spain

The Institutional Offering has not been registered with the Comision Nacional del Mercado de Valores. Accordingly, no publicity may be carried out in Spain nor any document or offer material be distributed in Spain or targeted at Spanish resident investors, save in compliance and in accordance with the requirements of Law 24/1988, 28 July, as amended, and Royal Decree 291/1992, 27 March, as amended, and the regulations issued thereunder.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is incorporated in Portugal. All of its directors and executive officers (and certain experts named herein) reside outside of the United States. Substantially all of the assets of these persons and all of the Company's assets are located outside the United States. As a result, it may not be possible for investors to enforce against these persons or the Company a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. Legal counsel to the Company and the Selling Shareholders in Portugal, Linklaters, Avenida Fontes Pereira de Melo has advised the Company and the Selling Shareholders that final judgements of the United States courts predicated upon United States federal securities laws are enforceable in Portugal subject, among other things, to the Portuguese courts' determination that (i) such judgment does not violate Portuguese public policy, (ii) the United States court rendering such judgment had valid jurisdiction, (iii) no similar proceedings had been initiated in Portugal when the proceedings in the United States were initiated, (iv) the judgment to be enforced is not contradictory to a judgment previously passed against the parties and (v) U.S. substantive laws were applied.

INDEPENDENT AUDITORS

The Consolidated Financial Statements of the Company appearing in this Offering Circular have been audited by Deloitte & Touche, S.A. as of and for the two years ended 31 December 2002 and 2003 and by Arthur Andersen, S.A. as of and for the year ended 31 December 2001, in each case, to the extent indicated in their report thereon.

LEGAL MATTERS

The validity of the Shares will be passed upon for the Company and the Selling Shareholders by Linklaters, Portuguese counsel to the Company and the Selling Shareholders, while certain other legal matters will be passed upon by Linklaters, English legal advisers and special United States counsel to the Company. The validity of the Shares will be passed upon for the Initial Purchasers by Leónidas, Matos & Associados, Portuguese counsel to the Initial Purchasers, while certain other legal matters will be passed upon for the Initial Purchasers by Davis Polk & Wardwell, special United States counsel to the Initial Purchasers.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PORTUGUESE GAAP AND U.S. GAAP

The Consolidated Financial Statements have been prepared in accordance with Portuguese GAAP, which differs in certain respects from U.S. GAAP.

Significant Differences between Portuguese GAAP and U.S. GAAP

The following paragraphs summarise certain differences between Portuguese GAAP and U.S. GAAP that could be significant to the presentation of the Group's results of operations and financial position as of 31 December 2002 and 2003. The Group has not prepared financial statements in accordance with U.S. GAAP nor has it prepared a reconciliation of its financial statements to U.S. GAAP and, accordingly, cannot offer any assurances that the differences described below would give rise to material differences between financial statements prepared under U.S. GAAP and under Portuguese GAAP. In addition, the Group cannot estimate the net effect that applying U.S. GAAP would have on its results of operations or financial position, or any component thereof, in any of the presentations of financial information that have been included in this Offering Circular. However, the effect of such differences may be, individually or in the aggregate, material, and in particular, it may be that the shareholders' equity and net loss prepared on the basis of U.S. GAAP would be materially different. The following summary may not include all differences that exist between Portuguese GAAP and U.S. GAAP. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements.

Description of Major Potential Impacts on Net Loss and Shareholders' Equity

Revaluation of Fixed Assets

Under Portuguese GAAP (Accounting Directive number 16), tangible fixed assets can be restated to their fair value, being the difference to their historical net book value recorded in equity as a revaluation reserve. This reserve is unavailable for distribution to shareholders and its balance is to be transferred to retained earnings as the corresponding restated asset is amortised or disposed of. Under U.S. GAAP, fixed assets may not be stated at more than their historical acquisition cost.

Intangible Assets and Deferred Costs

Under Portuguese GAAP, costs relating to incorporation expenses, research and development and start-up expenses may be capitalised as intangible assets and amortised, or deferred to future periods and amortised over the period of time the related benefits are anticipated to be received. Under U.S. GAAP, these costs generally should be expensed in the period in which they are incurred.

In addition, under Portuguese GAAP, the Company has included in intangible assets expenses related to the refinancing and is amortising them on a straight-line basis over a period of six years. Under U.S. GAAP, such expenses, if capitalisable under Emerging Issues Task Force 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments", would be classified as debt issuance costs, and amortised using an effective interest method.

Offering Expenses

Under Portuguese GAAP, expenses incurred in connection with capital increases are recorded under intangible assets and are amortised during a three to six-year period. Under U.S. GAAP, costs related to an offering of equity securities should be reported as a reduction of the proceeds of the offering.

Capitalisation of Interest

Under Portuguese GAAP, the Company does not capitalise interest costs incurred in connection with the construction of major capital projects. Under U.S. GAAP, interest incurred during periods in which qualifying assets, as defined by Statement of Financial Accounting Standard ("SFAS") No. 34, "Capitalisation of Interest Costs", are under construction must be capitalised and amortised over the expected life of the assets. The amount capitalised in an accounting period shall be determined by applying an interest rate(s) (the "capitalisation rate") to the average amount of accumulated expenditures for the asset during the period. The capitalisation rates used in an accounting period shall be based on the rates applicable to borrowings outstanding during the period (all borrowings of the parent company and its

consolidated subsidiaries, on a consolidated basis). Upon completion of the asset, this amount is included in fixed assets and depreciated over the life of the related assets.

Accounting for Certain Investments in Debt and Equity Securities

Under Portuguese GAAP, investments in debt and equity securities are carried at the lower of cost or market value. Under U.S. GAAP, SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), requires that investments in marketable securities be divided into three categories: trading (securities that are bought and held principally for the purpose of selling them in the near term), held to maturity (securities that the company has a positive intent and ability to hold to maturity) and securities available for sale (all other securities). Under SFAS No. 115, the Company would classify its investments in marketable debt and equity securities as available for sale with unrealised gains and losses excluded from earnings and reported as a component of shareholders' equity (other comprehensive income). Unrealised losses that are other than temporary would be charged to income.

Provisions for Restructuring

Estimated costs of voluntary severance programmes related to restructuring are recorded in accordance with Portuguese GAAP when a decision is made by the Board of the Directors. In general, U.S. GAAP requires that agreements be entered into with employees prior to provisioning for such amounts in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". As such, the timing of the recognition of these costs differs between Portuguese GAAP and U.S. GAAP. In addition, under U.S. GAAP, liabilities for termination benefits provided to current employees that are involuntarily terminated under the terms of a one-time benefit arrangement as a result of an exit or disposal activity are recognised initially at fair value when certain conditions are met in accordance with SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities".

Comprehensive Income

Under U.S. GAAP, companies are required to record the change in equity during a period from transactions and other events and circumstances from non-owner sources into comprehensive income in accordance with SFAS No. 130, "Reporting on Comprehensive Income". Comprehensive income includes all changes in equity during a period except those resulting from investments by owners. Under Portuguese GAAP, companies are not required to report on comprehensive income.

Subsidiaries Excluded from Consolidation

Under Portuguese GAAP, companies over which control is exercised, but which are either immaterial to the company or are expected to be sold in the near term, are not consolidated. Under U.S. GAAP, SFAS No. 94, "Consolidation of All Majority Owned Subsidiaries", requires consolidation of all majority-owned subsidiaries, regardless of materiality. In addition, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for financial statements issued for fiscal years beginning after 15 December 2001, eliminates the exception regarding consolidation for a temporarily controlled subsidiary.

Business Combinations

Under Portuguese GAAP (Accounting Directive Number 1) and under U.S. GAAP, SFAS No. 141, "Business Combinations", goodwill is recorded based on the difference between the purchase price and the fair value of the assets acquired and liabilities assumed at the acquisition date. In cases where the sum of the amounts assigned to assets acquired and liabilities assumed (including previously unrecorded intangibles) exceeds the cost of the acquired entity, that excess should be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to non-financial assets. However, Portuguese GAAP also allows for this difference to be amortised over a period that cannot be lower then five years and not exceed twenty years. Under U.S. GAAP, if any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess shall be recognised as an extraordinary gain.

Accounting for Goodwill—Non-amortisation and Impairment

Under Portuguese GAAP, goodwill and other intangible assets are amortised over their estimated useful lives. Provisions for impairment are based on the difference between the carrying values of the company's investments (including goodwill) and their fair value computed using a discounted cash flow methodology.

Under U.S. GAAP, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill and indefinite lived intangible assets are no longer amortised but are required to be reviewed annually for impairment (or more frequently if impairment indicators arise) beginning 1 January 2002. Identifiable intangible assets that are not deemed to have an indefinite life should continue to be amortised over their useful lives.

Revenue Recognition

Under Portuguese GAAP, Directive Number 26 provides both general and specific guidance as to the periods in which companies should recognise revenue. The types of transactions addressed are sales of goods, rendering of services, interest, royalties and dividends. Income is defined in the Framework for the Preparation and Presentation of Financial Statements as increases in economic benefits during the accounting period in the form of inflows or enhancements of assets or decreases of liabilities that result in increases in equity, other than those relating to contributions from equity participants. Income encompasses both revenue and gains. Revenue is income that arises in the course of ordinary activities of an enterprise and is referred to by a variety of different names including sales, fees, interest, dividends and royalties. The primary issue in accounting for revenue is determining when to recognise revenue. Revenue is recognised when it is probable that future economic benefits will flow to the enterprise and these benefits can be measured reliably. Directive Number 26 identifies the circumstances in which these criteria will be met and, therefore, revenue will be recognised. It also provides practical guidance on the application of these criteria.

In December 1999, the Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 outlines the Commission's views on revenue recognition under U.S. GAAP. SAB 101 provides both general and specific guidance as to the periods in which companies should recognise revenue. The types of transactions addressed are the following: delivery of a product without a signed agreement, passage of title without transfer of risks and/or rewards, bill and hold transactions, up-front receipt of non-refundable fees when there is an ongoing performance obligation, service fees when there is a right of refund and sales prices contingent on future events. In addition, SAB 101 also highlights factors to be considered when determining whether to recognise revenue on a gross or net basis.

In addition, under U.S. GAAP, specific industry guidance exists for the recognition of revenue related to production of television series. SFAS No. 63, "Financial Reporting by Broadcasters" and Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films" establish such guidance.

In the primary financial statements, Valued Added Taxes ("VAT") are recorded as a deduction to operating revenue. Under U.S. GAAP, these taxes are recorded as operating costs. Accordingly, this difference in accounting has no impact on net income (loss) nor on shareholders' equity.

Derivative Instruments and Hedging Activities

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and the hedged item are recognised immediately in earnings. If the derivative is designated as a cash-flow hedge, changes in the fair value of the derivative will be recorded in other comprehensive income and will be recognised in the income statement when the hedged item affects earnings. SFAS No. 133 defines requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, all changes in fair value are recognised immediately in earnings.

Portuguese GAAP is less prescriptive than U.S. GAAP and does not require such type of accounting for derivative instruments, bifurcation of embedded derivatives and hedging transactions.

Accounting for Tax Loss Carry-Forwards

Under Portuguese GAAP, a deferred tax asset should be recognised for the carry-forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilised. Under U.S. GAAP, SFAS No. 109, "Income Taxes" ("SFAS No. 109"), requires the recognition of deferred tax assets for the estimated future tax effects attributable to temporary differences and carry-forwards. However, with respect to the valuation of deferred tax assets, SFAS No. 109 requires the deferred tax asset to be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realised.

Deferred Tax Assets Calculated Using Enacted Law Instead of Provisional Measure

For Portuguese GAAP purposes, deferred taxes have been calculated using a rate based on anticipated tax rates in Portugal. Under U.S. GAAP, in accordance with SFAS No. 109, all deferred taxes must be measured using the enacted tax rate(s) expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realised.

Present Value of Long-Term Receivables

Under Portuguese GAAP, accounts receivable with terms in excess of one year are not discounted. In accordance with U.S. GAAP, such receivables are discounted to their estimated present values using interest rates in effect at the date of the transactions. The discount is then amortised to revenue over the remaining term using the effective interest method.

Accounting for Contingencies

Under Portuguese GAAP, foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known. Under U.S. GAAP, SFAS No. 5, "Accounting for Contingencies", indicates that an estimated loss shall be accrued through a charge to income when information available prior to the issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements, and the loss amount can be reasonably estimated. Provisions for general or unspecified contingencies are not permitted.

Sale Lease-Back Transactions

Under U.S. GAAP, guidance for sale/leaseback accounting depends on the nature of the item being sold and leased-back, and whether or not the lease involves real estate or integral equipment, in accordance with SFAS No. 28, "Accounting for Sales with Leasebacks", and SFAS No. 98, "Accounting for Leases—Sale-Leaseback Transactions Involving Real Estate, Sales-Type Leases of Real Estate, Definition of the Lease Term, and Initial Direct Costs of Direct Financing Leases". For sale/leasebacks not involving real estate or equipment, the gain on sale is generally deferred and amortised over the lease term, with certain exceptions; losses must be recognised immediately. For sale/leasebacks involving real estate or equipment, certain conditions must be met, which may differ to Portuguese GAAP, to apply sale/leaseback accounting; otherwise, the transaction is accounted for as a financing, and the property remains on the books at carrying values.

Classification Differences

Extraordinary Income and Expense

Under Portuguese GAAP, a relatively large number of items are reported as extraordinary income or expense in the income statement.

Under U.S. GAAP, Accounting Principles Board Opinion No. 30 imposes more stringent conditions for extraordinary item classification by also requiring the underlying event or transaction clearly to (a) possess a high degree of abnormality and (b) be of a type that would not reasonably be expected to recur in the foreseeable future, taking into account the environment in which the entity operates. Extraordinary items are very rare, and as a result many items reported as extraordinary under Portuguese GAAP would not be classified as extraordinary items under U.S. GAAP. Instead they would be included in the determination of operating income.

Cash and Cash Equivalents

Under Portuguese GAAP, this caption comprises cash and bank balances only. Under U.S. GAAP, investments readily convertible to known amounts of cash with original maturities of three months or less are also included in cash equivalents.

Additional Disclosures Required Under U.S. GAAP and Other Rules

Presentation Issues

The statutory annual accounts in Portugal comprise the balance sheets, the statements of profit and loss, the statements of cash flows and the notes thereto. The notes must include details of changes in shareholders' equity.

Under U.S. GAAP, the primary financial statements include also: (i) the statement of changes in shareholders' equity and (ii) the statement of comprehensive income. The format and level of disclosure showed in the balance sheets and income statements presented follow local requirements, which differ in certain respects from those applicable under U.S. GAAP. Also, U.S. GAAP requires the presentation of basic and diluted earnings per share data on the face of the income statement for companies whose stock is (or will be) publicly traded.

INDEX TO FINANCIAL STATEMENTS

Audit Report of Deloitte & Touche, S.A.

To the Shareholders of

Grupo Media Capital, SGPS, S.A.

1. We have audited the accompanying consolidated financial statements of Grupo Media Capital, SGPS, S.A. (up to 12 February 2004 called CIGM, Companhia Independente de Gestão de Media, SGPS, S.A.) and subsidiaries, (hereinafter together referred to as "the Company"), which comprise the consolidated balance sheet as of 31 December 2003, the consolidated statements of profit and loss and cash flows for the year then ended and the accompanying notes. These consolidated financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was performed in accordance with generally accepted auditing standards in Portugal, which require that the audit be planned and performed with the objective of obtaining reasonable assurance about whether the financial statements are free of material misstatement. An audit includes verifying, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the significant estimates, based on criteria defined by the Board of Directors, used in their preparation. An audit also includes verifying the adequacy of the accounting principles used and their disclosure taking into consideration the circumstances, verifying the applicability of the going concern concept as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements referred to in paragraph 1 above, present fairly, in all material respects, the consolidated financial position of Grupo Media Capital, SGPS, S.A. and subsidiaries as of 31 December 2003 and the consolidated results of its operations and its consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal (Notes 2 and 3).

4. The accompanying consolidated financial statements have been prepared on a going concern basis (Note 2). However, the Company incurred losses in prior years, in the year ended 31 December 2003 it incurred a net loss of 43,512,708 Euros, and additional losses are forecast for the short term. The balance sheet as of that date shows negative equity, amounting to 19,631,130 Euros, which may imply the application of the Portuguese legal provisions relating to the liquidation of the Company. In addition, the balance sheet includes deferred tax assets, intangible assets and goodwill amounting to 24,524,650 Euros, 9,540,713 Euros and 135,098,959 Euros, respectively, the realisation of which depends on the success of the Company's future operations. As explained in Notes 20 and 30 to the accompanying financial statements, on 19 February 2004 the Company's share capital and share premium account were increased by 437,722 Euros and 28,814,826 Euros, respectively, paid up by a contribution in kind, which also implied an increase in goodwill of 29,252,548 Euros. In addition, a further share capital increase, agreed with the shareholders, to be paid in cash, is planned for the short term (Note 20). The Company's management is confident that the current and planned financial arrangements, together with the expected results of the Company's future operations, will enable it to continue as a going concern. Consequently, continuity of the Company's operations, realisation of its assets and settlement of its liabilities in the normal course of business, depend upon appropriate financial arrangements and the success of its future operations.

Lisbon, 23 February 2004

/s/ DELOITTE & TOUCHE, S.A.

Audit Report of Deloitte & Touche, S.A.

To the Shareholders of

CIGM, SGPS, S.A.

1. We have audited the accompanying consolidated financial statements of CIGM, SGPS, S.A. ("the Company"), which comprise the consolidated balance sheet as of 31 December 2002, the consolidated statements of profit and loss and cash flows for the year then ended and the accompanying notes. These consolidated financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was performed in accordance with generally accepted auditing standards in Portugal, which require that the audit be planned and performed with the objective of obtaining reasonable assurance about whether the financial statements are free of material misstatement. An audit includes verifying, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the significant estimates, based on criteria defined by the Board of Directors, used in their preparation. An audit also includes verifying the adequacy of the accounting principles used and their disclosure taking into consideration the circumstances, verifying the applicability of the going concern concept as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements referred to in paragraph 1 above, present fairly, in all material respects, the consolidated financial position of CIGM, SGPS, S.A. as of 31 December 2002 and the consolidated results of its operations and its consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal (Notes 2 and 3).

4. The accompanying financial statements have been prepared on a going concern basis (Note 2). The Company incurred losses in prior years, in the year ended 31 December 2002 it incurred a net loss of 6,003,917 Euros, and additional losses are forecasted for the short term. The balance sheet as of that date includes deferred tax assets, intangible assets and goodwill amounting to 26,850,785 Euros, 23,779,374 Euros and 134,814,133 Euros, respectively, whose realisation through operations depends on the success of those operations. Management is confident that current and planned financial arrangements, together with the expected results of future operations will enable the Company to continue as a going concern. Consequently, continuity of the Company's operations, realisation of its assets and settlement of its liabilities in the normal course of business, depend upon appropriate financial arrangements and/or the success of its future operations.

5. The consolidated balance sheet as of 31 December 2001 and the consolidated statements of profit and loss and cash flows for the year then ended, which are presented for comparative purposes, were audited by other auditors and their report, dated 1 March 2002, included three emphasis of a matter paragraphs. Two of the paragraphs are not applicable to the consolidated financial statements for the year ended 31 December 2002 and the other is similar to paragraph 4 above.

Lisbon, 1 April 2003

/s/ DELOITTE & TOUCHE, S.A.

Audit Report of Arthur Andersen, S.A.

To the Shareholders of

CIGM – Companhia Independente de Gestão de Media, SGPS, S.A.

1. We have audited the accompanying consolidated financial statements of CIGM – Companhia Independente de Gestão de Media, SGPS, S.A. ("the Company"), which comprise the consolidated balance sheet as of 31 December 2001, the consolidated statements of profit and loss and cash flows for the year then ended and the accompanying notes. These consolidated financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was performed in accordance with generally accepted auditing standards, which require that the audit be planned and performed with the objective of obtaining reasonable assurance about whether the financial statements are free of material misstatement. An audit includes verifying, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the significant estimates, based on criteria defined by the Board of Directors, used in their preparation. An audit also includes verifying the adequacy of the accounting principles used and their disclosure taking into consideration the circumstances, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the financial statements referred to in paragraph 1 above, present fairly, in all material respects, the consolidated financial position of CIGM – Companhia Independente de Gestão de Media, SGPS, S.A. as of 31 December 2001 and the consolidated results of its operations and its consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal (Notes 2 and 3) which, except for the recording of deferred taxes and the revaluation of land, as explained in paragraphs 4 and 5 below, were applied on a basis consistent with that of the preceding year.

4. The Company and its subsidiaries recorded deferred taxes for the first time in the year ended 31 December 2001, under the provisions of Portuguese Accounting Directive 28. The impact of this change in accounting policy as of 31 December 2001 is to increase current assets and current liabilities by Euro 16,987,881 and Euro 1,859,518, respectively, and increase shareholders' equity and minority interests by Euro 14,457,727 and Euro 670,636, respectively (including a decrease in the net loss for the year, after minority interests of Euro 1,776,368) (Note 24).

5. One of the Company's subsidiaries recorded a revaluation of land in the year ended 31 December 2001, under the provisions of Portuguese Accounting Directive 16. The impact of this change in accounting policy is to increase tangible fixed assets by Euro 4,283,963, shareholders' equity by Euro 4,077,660, and minority interests as of 31 December 2001 by Euro 206,303 (Notes 8 and 19).

6. The accompanying financial statements have been prepared on a going concern basis (Note 2). The Company recorded losses in prior years and in the year ended 31 December 2001 recorded a net loss of Euro 26,350,571, and additional net losses are forecasted for the short-term. The Company believes that the various action taken, in order to meet an appropriate level of equity (Note 19), and the success of its future operations, should ensure its ability to continue as a going concern.

Lisbon, 1 March 2002

/s/ ARTHUR ANDERSEN, S.A.

GRUPO MEDIA CAPITAL, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF 31 DECEMBER 2003, 2002 AND 2001

(Amounts stated in Euros)

	Notes	2003	2002	2001
ASSETS:				
Current assets:				
Cash and cash equivalents		9,055,444	8,600,553	7,220,812
Trade accounts receivable, net	4	26,014,301	35,303,415	48,654,746
Other current assets, net	5	12,064,353	16,387,637	15,980,651
Inventories, net		645,478	760,943	1,021,530
Accruals and deferrals	6	49,703,727	56,808,648	52,504,993
Total current assets		97,483,303	117,861,196	125,382,732
Medium and long-term assets:				
Other non current assets	7	33,299,216	43,501,091	16,987,881
Investments in affiliated companies, net	8	2,681,630	11,738,581	10,741,807
Tangible fixed assets, net	9	39,730,519	56,106,254	57,628,726
Intangible assets, net	10	9,540,713	23,779,374	35,514,604
Goodwill, net	11	135,098,959	134,814,133	123,907,362
TOTAL ASSETS		317,834,340	387,800,629	370,163,112
LIABILITIES:				
Current liabilities:				
Bank loans	12	39,860,063	41,750,126	7,396,012
Accounts payable to suppliers	13	31,268,964	42,456,269	61,934,120
Accounts payable to public entities	14	10,487,378	19,716,249	15,165,981
Other current liabilities	15	29,813,510	42,074,346	20,090,878
Accruals and deferrals	16	31,622,864	32,047,187	41,662,756
Total current liabilities		143,052,779	178,044,177	146,249,747
Medium and long-term liabilities:				
Bank loans	12	174,637,604	173,659,163	181,858,802
Accounts payable to public entities	14	1,380,102	1,618,897	4,763,091
Other non current liabilities	17	14,590,745	16,586,381	17,066,152
Deferred income tax	25	540,771	2,933,587	1,859,518
Total medium and long-term liabilities		191,149,222	194,798,028	205,547,563
TOTAL LIABILITIES		334,202,001	372,842,205	351,797,310
MINORITY INTERESTS	18	3,263,469	6,649,346	4,052,807
		337,465,470	379,491,551	355,850,117
SHAREHOLDERS' EQUITY:				
Share capital	19 and 20	4,619,956	4,619,956	4,619,956
Share premium account	20	55,932,438	55,932,438	55,932,438
Reserves	20	—	—	16,794,242
Supplementary capital contributions	20	15,572,500	—	—
Accumulated losses	20	(52,243,316)	(46,239,399)	(36,683,070)
Net loss for the year	20	(43,512,708)	(6,003,917)	(26,350,571)
TOTAL SHAREHOLDERS' EQUITY		(19,631,130)	8,309,078	14,312,995
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		317,834,340	387,800,629	370,163,112

The accompanying notes form an integral part of the balance sheet as of 31 December 2003, 2002 and 2001.

GRUPO MEDIA CAPITAL, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS
FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(Amounts stated in Euros)

	Notes	2003	2002	2001
Advertising revenue	21	150,866,995	156,673,161	180,002,254
Subscriptions and newsstand revenue	21	5,373,065	7,703,275	8,690,438
Other operating revenue	22	43,539,315	52,830,396	7,492,450
Total operating revenue		199,779,375	217,206,832	196,185,142
Broadcasting costs		34,668,492	39,264,383	59,833,908
Cost of goods sold		1,766,346	2,599,971	4,120,871
Subcontracts and third party supplies		83,335,204	94,457,147	58,150,585
Payroll expenses		39,785,851	37,499,265	40,326,609
Other operating expenses		2,571,390	2,312,493	2,421,177
Total operating expenses		162,127,283	176,133,259	164,853,150
Depreciation and amortisation	9 and 10	21,987,467	25,185,757	25,094,405
Amortisation of goodwill	11	8,792,214	8,125,700	7,406,903
Provisions	4, 5 and 17	1,652,300	5,193,113	7,250,220
		32,431,981	38,504,570	39,751,528
Net operating profit/(loss)		5,220,111	2,569,003	(8,419,536)
Financial expenses, net	23	25,137,660	18,533,504	18,945,443
Extraordinary (income)/expenses, net	24	22,472,226	(1,388,760)	1,296,233
		47,609,886	17,144,744	20,241,676
Loss before income tax and minority interests		(42,389,775)	(14,575,741)	(28,661,212)
Income tax for the year	25	(1,036,375)	10,344,767	1,340,579
Loss applicable to minority interests	18	(86,558)	(1,772,943)	970,062
Net loss for the year		(43,512,708)	(6,003,917)	(26,350,571)

The accompanying notes form an integral part of the statement of profit and loss for the years ended 31 December 2003, 2002 and 2001.

GRUPO MEDIA CAPITAL, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(Amounts stated in Euros)

	Notes	2003	2002	2001
OPERATING ACTIVITIES:				
Collections from clients		221,712,258	229,809,685	203,671,298
Payments to suppliers		(115,340,643)	(129,059,195)	(131,825,666)
Payments to employees		(41,680,138)	(33,359,728)	(40,123,454)
Cash flow from operations		64,691,477	67,390,762	31,722,178
Other payments relating to operating activities, net		(45,754,098)	(34,028,055)	(11,574,896)
Cash flow before extraordinary items		18,937,379	33,362,707	20,147,282
Payments relating to extraordinary items		(929,632)	(1,764,443)	(1,393,984)
Cash flows from operating activities (1)		18,007,747	31,598,264	18,753,298
INVESTING ACTIVITIES:				
Receipts relating to:				
Sale of investments	28. a)	4,883,671	10,602,125	5
Sale of tangible fixed assets	28. b)	14,973,804	22,198	2,309,535
Subsidies		—	—	647,752
Dividends		—	54,863	—
Interest and similar income		—	257,856	227,671
		19,857,475	10,937,042	3,184,963
Payments relating to:				
Investments	28. c)	(10,964,302)	(19,561,531)	(18,350,314)
Purchase of tangible fixed assets		(13,133,137)	(11,804,921)	(24,696,243)
Intangible assets		(2,118,457)	(3,144,114)	(4,996,078)
Loan to affiliated company		—	(5,938,808)	—
		(26,215,896)	(40,449,374)	(48,042,635)
Cash flows from investing activities (2)		(6,358,421)	(29,512,332)	(44,857,672)
FINANCING ACTIVITIES:				
Receipts relating to:				
Loans obtained		25,569,089	28,709,574	47,692,245
Supplementary capital contributions		15,572,500	—	—
Interest and similar income		244,341	—	—
		41,385,930	28,709,574	47,692,245
Payments relating to:				
Loans obtained		(29,795,953)	(10,147,059)	—
Interest		(12,765,228)	(12,958,299)	(21,154,204)
Other payments relating to financial expenses		(10,019,184)	(6,310,407)	(887,200)
		(52,580,365)	(29,415,765)	(22,041,404)
Cash flows from financing activities (3)		(11,194,435)	(706,191)	25,650,841
Variation of cash and equivalents (4) = (1) + (2) + (3)		454,891	1,379,741	(453,533)
Cash and equivalents at the begining of the year		8,600,553	7,220,812	7,674,345
Cash and equivalents at the end of the year		9,055,444	8,600,553	7,220,812

The accompanying notes form an integral part of the statement of cash flows for the years ended 31 December 2003, 2002 and 2001.

GRUPO MEDIA CAPITAL, SGPS, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF 31 DECEMBER 2003, 2002 AND 2001

(Amounts stated in Euros)

1. OPERATIONS

GRUPO MEDIA CAPITAL, SGPS, S.A. ("MEDIA CAPITAL"), up to 12 February 2004 named CIGM, SGPS, S.A, was incorporated as a holding company in 1992, with the purpose of investing in companies in the media business, namely television, production of TV contents, radio, outdoors and publishing.

2. BASIS OF PRESENTATION

The consolidated financial statements of MEDIA CAPITAL and its subsidiaries (together referred to as "the Company") have been prepared on a going concern basis, under which assets are to be realised and liabilities are to be settled in the normal course of operations, and in accordance with generally accepted accounting principles in Portugal (Note 3), some of which may not conform with generally accepted accounting principles in other countries. These financial statements have been adapted from those prepared for statutory local purposes, in order to conform more closely to the form and content of financial statements presented in other countries.

The financial statements as of 31 December 2003, 2002 and 2001 of the subsidiaries listed below have been fully consolidated with those of MEDIA CAPITAL and all significant transactions (those corresponding to income and expenses and cash flows) and balances between the companies have been eliminated in the consolidated financial statements.

Third party participation in subsidiary companies is shown under the caption "Minority interests" (Note 18).

	Effective participation (%)		
Subsidiaries	**2003**	**2002**	**2001**
AFIXE—Publicidade Exterior, Lda. ("Afixe")	85	85	85
BELARTE II—Publicidade Exterior, Lda. ("Belarte")	85	85	85
BIG THING—Produção de Eventos, Lda. ("Big Thing")	85	85	—
CARTAZ DE PORTUGAL—Publicidade, Lda. ("Cartaz")	85	81	81
CENA EDITORIAL—Edição de Publicações Periódicas, S.A. ("Cena")	85	85	—
CENTRAL DISCOS—Produções Discográficas, S.A. ("Central Discos")	85	85	85
COMPUTECH—Desenvolvimento e Comercialização de Sistemas de Comunicação, S.A. ("Computech")	85	85	100
EDIÇÕES EXPANSÃO ECONÓMICA, Lda. ("Expansão")	85	85	85
EUROPOSTER—Publicidade Exterior Rotativa, Lda. ("Europoster")	85	85	85
EXPANSÃO ECONÓMICA—Eventos, Comércio e Projectos Especiais Audiovisuais, S.A. ("Eventos")	85	85	85
EXPOLIDER—Feiras, Exposições e Congressos, S.A. ("Expolider")	85	85	85
FAROL MÚSICA—Sociedade de Produção e Edição Audiovisual, Lda. ("Farol")	85	85	—
FEIRA DAS VAIDADES—Publicações, Lda. ("Feira das Vaidades")	85	85	83
ITN—Informação Telefónica Nacional, Lda. ("ITN")	—	—	85
KIMBERLEY TRADING, S.A. ("Kimberley")	85	85	85
MEDIA CAPITAL—Editora Multimédia, S.A. ("Multimédia")	85	85	85
MEDIA CAPITAL—Marketing Directo, S.A. ("Marketing Directo")	85	85	85
MEDIA CAPITAL—Serviços de Consultoria e Gestão, S.A. ("Serviços")	85	85	85
MEGLO—Media Global, SGPS, S.A. ("Media Global")[(d)]	85	85	85
MEDIA CAPITAL OUTDOOR—Publicidade, S.A. ("MCO")[(e)]	85	85	85
MEDIA CAPITAL TELECOMUNICAÇÕES, S.A. ("MCT")	85	85	100
Med Cap Technologies—Desenvolvimento e Comercialização de Sistemas de Comunicação, S.A. ("Med Cap")	85	85	85
MCR—Radiofonia e Publicidade, Sociedade Unipessoal, S.A. ("MCR")	85	85	85
MPGC—Media Projectos Globais de Comunicação, Lda. ("MPGC")	—	64	64
MULTIMI—Multimédia Independente Unipessoal, Lda. ("Multimi")	—	81	81
PRESSETEP—Comunicação e Meios Publicitários, S.A. ("Pressetep")	85	85	85
PUBLIFACES—Publicidade Exterior, S.A. ("Publifaces")	85	85	85
R. CIDADE—Produções Audiovisuais, S.A. ("Cidade")	85	85	85
RÁDIO COMERCIAL, S.A. ("Comercial")	85	85	85
RÁDIO REGIONAL DE LISBOA—Emissões de Radiodifusão, S.A. ("Regional")	85	85	85
RECTÂNGULO—Publicidade Exterior, S.A. ("Rectângulo")	85	85	85

(Amounts stated in Euros)

2. BASIS OF PRESENTATION (Continued)

	Effective participation (%)		
Subsidiaries	**2003**	**2002**	**2001**
RETI—Rede Teledifusora Independente, S.A. ("Reti")	85	44	44
SINERSOM—Produção de Programas Radiofónicos, Lda. ("Sinersom")	85	85	85
SETEP—Tempo Espaço Publicitários, S.A. ("Setep")	85	85	85
SMC—Sport Media Capital, Gestão de Actividades Desportivas, Lda. ("SMC")	85	85	83
TRIANGULO IBÉRICO—Publicidade Exterior, S.A. ("Triângulo")	85	85	85
TVI Programas, S.A. ("Programas")	85	85	—
TVI Comercialização de Publicidade, S.A. ("Comercialização")	85	85	—
TVI, SGPS, S.A. ("TVI SGPS")(f)	85	85	85
TVI—Televisão Independente, S.A. ("TVI")	85	81	81
UNIDIVISA—Promoção de Projectos de Media, S.A. ("Unidivisa")(a)	85	—	85
STM—Serviços Técnicos de Manutenção de Publicidade, S.A. ("STM")	55	55	55
TCS—Publicidade em Transportes e Meios de Comunicação, S.A. ("TCS")	55	55	55
FEALMAR—Empresa de Teatro Estúdio de Lisboa, S.A. ("Fealmar")	51	51	—
MULTICENA—Equipamento de Imagem e Som, S.A. ("Multicena")	51	51	—
NBP- Oficina de Actores(a)	51	—	—
NBP—Produção em Vídeo, S.A. ("NBP")	51	51	—
NBP—Ibérica Producciones Audiovisuales, S.A.(a)	50	—	—
Camarins—Sociedade de Aluguer e Venda de Guarda Roupa, Lda. ("Camarins")(a)(c)	45	—	—
Casa da Criação—Argumentos para Audiovisual, Lda. ("Casa da Criação")(a)(c)	45	—	—
Emav—Empresa de Meios Audiovisuais, Lda. ("Emav")(a)(c)	45	—	—
EPC—Empresa Portuguesa de Cenários, Lda. ("EPC")(a)(c)	43	—	—
PUBLIMETRO—Publicidade em Meios de Transporte e Outros, S.A. ("Publimetro")(b)	31	31	31
BTP—Publicidade e Transportes e Meios de Comunicação, S.A. ("BTP")(b)	30	30	30
PUBLICARRIS—Publicidade na Companhia de Carris de Ferro de Lisboa, S.A. ("Publicarris")(b)	30	30	30
WORLD EDITING—Edição de Publicações, Lda. ("World Editing")	—	—	85
ECONÓMICA, SGPS, S.A. ("ECONÓMICA")	—	—	43
ECONÓMICA DIGITAL—Informações Financeiras, Lda. ("ECONÓMICA DIGITAL")	—	—	43
CORREIO MÉDICO—Edição de Publicações Médicas, Lda. ("Correio Médico")	—	—	43
FORTUNA—Comunicação Social, S.A. ("FORTUNA")	—	—	43
ST & SF—Sociedade de Publicações, Lda. ("ST & SF")	—	—	43
SOCIEDADE LUSO MERCANTIL, Lda. ("LUSO MERCANTIL")	—	—	43
TRANSPUBLICIDADE—Publicidade em Transportes, S.A. ("TRANSPUBLICIDADE")	—	—	33

(a) Included for the first time in the consolidated financial statements as of 31 December 2003.

(b) Effective control, through TCS.

(c) Effective control, through NBP.

(d) Up to 12 February 2004 named Media Capital, SGPS, S.A.

(e) Previously named BLK, SGPS S.A. (2001) and Media Capital Exteriores, SGPS, S.A. (2002).

(f) Previously named Navy Blue—Comércio e Serviços, S.A.

The main changes in the consolidated subsidiaries in the years ended 31 December 2003, 2002 and 2001 are as follows:

2003

Subsidiaries excluded from the consolidated financial statements:

- Multimi—Multimedia Independente Unipessoal, Lda.: Liquidated during 2003.
- MPGC—Media Projectos Globais de Comunicação, Lda.: Disposed of during 2003.

Subsidiaries included for the first time in the consolidated financial statements:

- NBP—Oficina de Actores

2. BASIS OF PRESENTATION (Continued)

- NBP—Iberica Producciones Audiovisuales, S.A.
- Camarins—Sociedade de Aluguer e Venda de Guarda Roupa, Lda.
- Casa da Criação—Argumentos para Audiovisual, Lda.
- Emav—Empresa de Meios Audiovisuais, Lda.
- EPC—Empresa Portuguesa de Cenários, Lda.
- Unidivisa—Promoção de Projectos de Media, S.A.

2002

Subsidiaries excluded from the consolidated financial statements, as they were disposed of during 2002:

- Correio Médico—Edição de Publicações Médicas, Lda.
- Economia Digital—Informações Financeiras, Lda.
- Económica SGPS, S.A.
- Fortuna—Comunicação Social, S.A.
- ITN—Informação Telefónica Nacional, Lda.
- ST & SF—Sociedade de Publicações, Lda.
- World Editing—Edição de Publicações, Lda.

Subsidiaries included for the first time in the consolidated financial statements, due to acquisitions during 2002:

- Big Thing—Produção de Eventos, Lda.
- Fealmar—Empresa de Teatro Estúdio de Lisboa, S.A.
- Farol Música—Sociedade de Produção e Edição Audiovisual, Lda.
- Multicena—Equipamento de Imagem e Som, S.A.
- NBP—Produção em Vídeo, S.A.

Subsidiaries included for the first time in the consolidated financial statements, as they were incorporated during 2002:

- TVI Comercialização de Publicidade, S.A.
- TVI Programas, S.A.

Subsidiary included for the first time in the consolidated financial statements:

- Cena Editorial—Edição de Publicações Periódicas, S.A.

Subsidiaries excluded from the consolidated financial statements:

- Sociedade Luso Mercantil, Lda.
- Transpublicidade—Publicidade em Transportes, S.A.
- Unidivisa—Promoção de Projectos de Media, S.A.

2001

Subsidiaries included for the first time in the consolidated financial statements, due to acquisition during 2001:

- Setep—Tempo Espaço Publicitários, S.A.

(Amounts stated in Euros)

2. BASIS OF PRESENTATION (Continued)

Subsidiaries included for the first time in the consolidated financial statements, as they were incorporated during 2001:

- Media Capital Marketing Directo, S.A.
- Med Cap Technologies—Desenvolvimento e Comercialização de Sistemas de Comunicação, S.A.
- Unidivisa—Promoção de Projectos de Media, S.A.

Subsidiaries excluded from the consolidated financial statements, as they were disposed of during 2001:

- Soci—Sociedade de Comunicação Independente, S.A.
- Artes e Leilões—Sociedade Editorial, S.A.

As explained in Note 30, after the acquisition in 2004 of a further interest of 15% in the share capital of Media Global, the Company's effective participation in that subsidiary and in the affiliated companies mentioned below increased accordingly.

The financial statements of the following affiliated companies, in which MEDIA CAPITAL does not have a majority interest or are immaterial for consolidation purposes, were not fully consolidated as of 31 December 2003, 2002 and 2001 and are recorded as explained in Note 3.c).

	Effective participation (%)		
Affiliated companies	**2003**	**2002**	**2001**
CENA EDITORIAL—Edição de Publicações Periódicas, S.A. ("Cena")[d]	—	—	85
Teatro Mais—Actividades Teatrais, Lda. ("Teatro Mais")[a]	51	51	—
Agefinan—Agência de Notícias Financeiras, S.A. ("Agefinan")[b]	42	—	—
CLMC—Multimedia, S.A. ("CLMC")[b]	42	42	—
SETEPCOM—Equipamentos e Espaços Comerciais, S.A. ("Setepcom")[b]	32	32	32
Móveis de Novela, Lda. ("Móveis de Novela")[a]	31	31	—
TRANSPUBLICIDADE—Publicidade em Transportes, S.A. ("Transpublicidade")[b]	20	20	—
CD TOP—Sociedade Internacional de Audiovisual, S.A. ("CD TOP")[b]	20	17	—
União de Leiria, SAD ("União de Leiria")[b][c]	17	17	26
Nanook—Empresa Europeia de Produção de Documentários, Lda. ("Nanook")[b]	16	13	—
JC Decaux Airport Portugal—Publicidade em Aeroportos, S.A. ("JC Decaux")[b]	8	8	8
FERGRÁFICA—Artes Gráficas, S.A. ("Fergráfica")[b]	3	3	3
UNITÉNIS—Sociedade de Empreendimentos de Ténis, S.A. ("Uniténis")[b]	—	—	—
L.P.E., Lda. ("LPE")	—	—	—
Prestfold Developments, Ltd. ("Prestfold")	—	85	—
Unidivisa—Promoção de Projectos de Media, S.A. ("Unidivisa")[d]	—	85	—
NBP—Oficina de Actores[d]	—	51	—
NBP—Ibérica Producciones Audiovisuales, S.A.[d]	—	50	—
Emav—Empresa de Meios Audiovisuais, Lda. ("Emav")[d]	—	45	—
Camarins—Sociedade de Aluguer e Venda de Guarda Roupa, Lda. ("Camarins")[d]	—	45	—
Casa da Criação—Argumentos para Audiovisual, Lda. ("Casa da Criação")[d]	—	45	—
EPC—Empresa Portuguesa de Cenários, Lda. ("EPC")[d]	—	43	—
SOCIEDADE LUSO MERCANTIL, Lda. ("LUSO MERCANTIL")	—	43	—
Oniway—Infocomunicações, S.A. ("Oniway")	—	1	3

(a) This company is non-operating.

(b) Reduced or non-existent management control.

(c) Management intends to sell this investment in the short-term.

(d) In 2003, these companies are included in the consolidated financial statements by the full consolidation method.

In 2003 the Company sold its investments in Oniway—Infocomunicações, S.A. and Sociedade Luso Mercantil, Lda. at a price equal to their net book value and liquidated Prestfold Development, Ltd.

2. BASIS OF PRESENTATION (Continued)

During the year ended 31 December 2003 the Company included for the first time in the consolidated financial statements certain subsidiaries, as mentioned above, and removed MPGC—Media Projectos Globais de Comunicação, Lda. as this subsidiary was disposed of. This resulted in changes in the consolidated financial statements, which are explained in the caption "Consolidation changes" in several tables in these notes.

3. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies used in the preparation of the consolidated financial statements are as follows:

a) *Provision for doubtful accounts*

The provision for doubtful accounts covers risks of collection of accounts receivable balances as of the balance sheet date, and is stated at the amount considered necessary to cover estimated losses in the collection of the accounts receivable balances (Notes 4 and 5).

b) *Inventories*

Inventories are stated at average cost, which includes purchasing expenses. A provision for obsolescence has been recorded at the amount considered necessary to reduce inventories to their net realisable value.

c) *Investments*

Investments in affiliated companies, other than those which the Company intends to sell, are recorded in accordance with the equity method, under which the investments are initially recorded at cost, which is then increased or reduced by the percentage of equity corresponding to the effective participation in the affiliated companies. In subsequent periods the investments are adjusted for the Company's proportion of the results of the affiliated companies. In addition, dividends received from these companies are recorded as deductions from the investments.

The investments in companies which the Company intends to sell are recorded at the lower of cost or market value.

d) *Tangible fixed assets*

Tangible fixed assets are stated at cost, except for the revaluation of land, which was recorded at market value during the year 2001. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets. The annual depreciation rates correspond to the following years of estimated average useful life of the assets:

	Years
Buildings and other constructions	10 - 50
Machinery and equipment	4 - 15
Vehicles and transport equipment	4
Tools and utensils	3 - 10
Furniture, fixtures and administrative equipment	3 - 10
Other tangible fixed assets	3 - 10

e) *Intangible assets*

Intangible assets basically comprise expenses incurred with capital increases, with the Company's refinancing, Internet service provider development, start-up expenses and development costs. The expenses incurred with capital increases, start-up expenses and development costs are amortised on a

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

straight-line basis over a three-year period. The expenses incurred with financial restructuring and the Internet service provider development are amortised on a straight-line basis over a six-year period.

f) *Lease contracts*

Fixed assets acquired under lease contracts and the related liabilities are recorded in the balance sheet and the fixed assets are depreciated over their estimated useful lives as explained in Note 3.d) above. The capital portion included in the lease instalments paid is recorded as a reduction of the liability under the lease and the interest portion is expensed in the year to which it relates.

g) *Short-term classification*

Assets realisable and liabilities to be settled in up to one year from the date of the balance sheet are classified as current assets and current liabilities, respectively.

h) *Accruals basis*

Income and expenses are recorded on an accruals basis. Under this basis income and expenses are recorded in the period to which they relate, independently of when the amounts are received or paid. Differences between the amounts received and paid and the corresponding income and expenses are recorded in accrual and deferral captions (Notes 6 and 16).

i) *Recognition of revenue*

Subscriptions and newsstand revenue comprise principally revenue from the sale of publications. Sales returns are recorded as reductions of sales revenue in the period to which they relate. Revenue from subscriptions of publications is deferred over the subscription period.

Advertising revenue arises principally from the sale or rent of media space and is recognised in the period in which the advertising occurs. Volume rebates relating to the sale of advertising space are recorded in the period to which they correspond.

Television series production revenue is recognised in accordance with the percentage of completion method.

j) *Barter transactions*

The Company may barter unsold advertising space for products or services. Barter revenue is recognised when the advertisement is broadcasted on television or radio, inserted in publications or the media space is used (outdoors or exhibition space). If assets or services are received prior to broadcasting or inserting the advertisement, an account payable is recorded and, if the advertisement is broadcasted or inserted first, an account receivable is recorded.

k) *Goodwill*

Goodwill arising on the acquisition of participating interests in subsidiary and affiliated companies is capitalised and amortised on a straight-line basis over a period of twenty years, corresponding to the estimated period of its realisation. Amortisation of goodwill is not deductible for income tax purposes (Note 11).

l) *Transactions in foreign currencies*

Assets and liabilities expressed in foreign currencies are translated to Euros at the exchange rates prevailing as of the balance sheet date. Exchange gains and losses arising from differences between the historical exchange rates and those prevailing at the date of collection, payment or at the date of the balance sheet are recorded in the statement of profit and loss.

(Amounts stated in Euros)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

m) *Deferred income tax*

Deferred income tax relating to timing differences between the recognition of income and expenses for accounting and for tax purposes is recorded in accordance with the liability method. Deferred tax assets include, essentially, those relating to tax losses carried forward and the tax effect of the non tax deductibility of part of the provision for doubtful accounts receivable.

n) *Programmes and exhibition rights*

Programmes and exhibition rights once purchased are included as assets in the caption accruals and deferrals and are expensed based on the minimum number of authorised or estimated exhibitions. In the year ended 31 December 2003, contrary to prior years, the Company did not record the contracts related to programmes acquired but not yet received. Information regarding the contracts not recorded in the balance sheet is disclosed in Note 29. The impact of this procedure is not significant to the consolidated financial statements as of that date.

4. TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net comprise:

	2003	2002	2001
Advertising agencies	12,751,257	18,094,397	25,074,831
Direct customers	10,715,129	11,088,332	11,357,751
Accounts receivable from barter transactions	4,695,680	10,035,425	12,102,279
Distributors	—	—	1,775,636
Other	15,876	84,561	271,098
	28,177,942	39,302,715	50,581,595
Doubtful accounts receivable	7,406,201	6,310,058	6,503,026
Provision for doubtful accounts	(9,569,842)	(10,309,358)	(8,429,875)
	26,014,301	35,303,415	48,654,746

The movement in the provision for doubtful accounts receivable during the years ended 31 December 2003, 2002 and 2001 was as follows:

Balance as of 31 December 2000	8,117,204
Consolidation changes	(1,115,209)
Increase in the provision	3,737,903
Decrease credited to extraordinary expenses (Note 24)	(2,221,247)
Accounts receivable written-off	(88,776)
Balance as of 31 December 2001	8,429,875
Accounts receivable written-off	(1,267,951)
Consolidation changes	(1,173,220)
Increase in the provision	1,280,542
Decrease credited to extraordinary expenses (Note 24)	(223,122)
Increase charged to extraordinary expenses (Note 24)	3,263,234
Balance as of 31 December 2002	10,309,358
Accounts receivable written-off	(847,224)
Increase in the provision	437,653
Decrease credited to extraordinary expenses (Note 24)	(329,945)
Balance as of 31 December 2003	9,569,842

(Amounts stated in Euros)

5. OTHER CURRENT ASSETS, NET

Other current assets, net comprise:

	2003	2002	2001
Radio expansion project[(a)]	—	7,029,691	4,127,468
PT Comunicações, S.A.	3,811,453	—	572,771
Accounts receivable related to the sale of a building (Note 9)	2,400,000	—	—
Accounts receivable from public entities (Note 14)	2,311,200	2,351,122	3,517,258
Unidivisa[(b)]	—	2,128,245	—
Baobad Comunicaciones[(c)]	—	—	851,433
Horn Bean Corporation[(d)]	—	775,457	775,457
Advances to suppliers relating to the production of television series	681,237	596,766	—
Recoverable VAT on television broadcasting rights[(e)]	—	525,387	4,166,468
Casa da Criação[(f)]	—	423,761	—
CLMC[(g)]	473,704	372,031	—
Recoletos Cartera Internacional, S.A.[(h)]	—	385,875	—
Vizzavi	385,263	—	—
Teatro Mais[(g)]	358,785	356,743	—
Barter agreements	—	—	344,849
Advances to employees	—	—	287,948
EPC[(f)]	—	286,428	—
Vodafone—Telecomunicações Pessoais, S.A.	286,834	—	—
Advances to subsidiaries of Expolíder	—	155,019	224,452
IAPMEI	161,937	161,937	161,937
Auto Basic Motor, Comércio de Veículos, S.A.	—	236,027	—
Cena	—	—	143,018
Agefinan[(g)]	140,207	—	—
União de Leiria, SAD[(g)]	121,787	81,926	—
Cofina	99,907	—	—
Setepcom[(g)]	—	—	93,780
Other	1,288,664	1,658,379	1,641,877
	12,520,978	17,524,794	16,908,716
Provision for doubtful accounts	(456,625)	(1,137,157)	(928,065)
	12,064,353	16,387,637	15,980,651

(a) The Company is engaged in a radio expansion project, with a view to increase its presence in the radio broadcasting market. The balance of this caption as of 31 December 2003 was classified as a non current asset due to long-term commercial agreements signed during the year then ended (Note 7).

(b) In the year ended 31 December 2002 management had planned to sell this investment, thus the subsidiary was not consolidated. Since management no longer has this intention this subsidiary was fully consolidated in the year ended 31 December 2003.

(c) Cash advance to develop a broadcasting business in Portugal related to the subsidiary ST & SF, that was sold in the year ended 31 December 2002.

(d) Account receivable fully provided for as of 31 December 2002, and written off during the year ended 31 December 2003.

(e) This caption comprises the VAT on broadcasting rights acquired, not yet invoiced by the related suppliers.

(f) Subsidiary companies included in the consolidated financial statements in the year ended 31 December 2003.

(g) Affiliated companies.

(h) Account receivable relating to the sale of Economica, SGPS, S.A.

(Amounts stated in Euros)

5. OTHER CURRENT ASSETS, NET (Continued)

The movement in the provision for other doubtful accounts receivable during the years ended 31 December 2003, 2002 and 2001, was as follows:

Balance as of 31 December 2000	516,226
Consolidation changes	(377,903)
Increase in the provision	789,742
Balance as of 31 December 2001	928,065
Consolidation changes	28,654
Decrease in the year (Note 24)	(138,323)
Increase in the provision	318,761
Balance as of 31 December 2002	1,137,157
Other accounts receivable written-off[d]	(775,457)
Increase in the provision	94,925
Balance as of 31 December 2003	456,625

6. ACCRUALS AND DEFERRALS (ASSETS)

This caption comprises:

	2003	2002	2001
Television broadcasting rights[a]	42,896,207	49,469,954	46,046,454
Unbilled revenue[b]	4,655,880	4,861,148	2,071,587
Other	2,151,640	2,477,546	4,386,952
	49,703,727	56,808,648	52,504,993

(a) Television broadcasting rights include mainly programmes and exhibition rights purchased by the Company, which can be broadcast in future years. The programmes and exhibition rights are amortised based on the minimum number of authorised or estimated exhibitions.

(b) This amount corresponds basically to accrued revenue from the sale of media space inserted and sales of publications in one of the indicated years and invoiced in the subsequent year.

7. OTHER NON CURRENT ASSETS

This caption comprises:

	2003	2002	2001
Hiba Investments LLC[a]	16,650,306	16,650,306	—
Deferred income tax (Note 25)	24,524,650	26,850,785	16,987,881
Radio expansion project[b]	8,774,566	—	—
	49,949,522	43,501,091	16,987,881
Provision for other non current assets (Note 24.a))	(16,650,306)	—	—
	33,299,216	43,501,091	16,987,881

(a) This caption comprises a loan to the new shareholder of World Editing, which bears interest at current market rates and is repayable on 31 December 2005.

(b) The Company is currently engaged in a radio expansion project, with a view to increase its presence in the radio broadcasting market. The balance of this caption at 31 December 2003, relates to cash advanced to different radio broadcasting companies, under certain commercial agreements entered into by the Company. Upon completion of this project the amounts involved will correspond to investments in radio assets or companies owning radio assets.

(Amounts stated in Euros)

8. INVESTMENTS IN AFFILIATED COMPANIES, NET

Investments in affiliated companies, net comprise:

	2003		2002		2001	
	Participation (%)	Amount	Participation (%)	Amount	Participation (%)	Amount
União de Leiria[b]	20	1,246,995	20	1,246,995	30	1,246,995
Transpublicidade[a]	23	97,903	23	75,374	—	—
Setepcom[a]	38	72,767	38	72,767	38	70,874
JC Decaux[a]	10	37,410	10	37,410	10	37,410
Fergráfica[a]	4	39,904	4	39,904	4	39,904
LPE[c]	—	23,942	—	23,942	—	23,942
CD Top	17	17,458	—	—	—	—
Nanook	13	4,209	—	—	—	—
Uniténis	—	2,993	—	2,993	—	2,993
Prestfold	—	—	100	3,992,749	—	—
Oniway	—	—	1	4,474,346	3	4,198,500
EPC	—	—	51	93,121	—	—
Casa da Criação	54	—	54	42,316	—	—
Camarins	54	—	54	41,825	—	—
CLMC	—	—	50	10,448	—	—
Cena	—	—	—	—	100	25,464
Other		4,226		54,219	—	9,411
		1,547,807		10,208,409		5,655,493
Provision for loss on investments		(81,304)		(81,304)		(288,532)
		1,466,503		10,127,105		5,366,961
Supplementary capital contributions						
Cena		—		—		228,948
Prestfold		—		1,611,476		—
Advances for the acquisition of:						
Drums—Comunicações Sonoras, S.A.		865,665		—		—
Auto Basic Motor—Comércio de Veículos, S.A.		349,462		—		—
NBP, Fealmar and Multicena		—		—		5,145,898
		2,681,630		11,738,581		10,741,807

(a) These affiliated companies are not material for consolidation purposes.

(b) The Company does not have significant management control over this affiliated company. The investment is recorded at cost, which is lower than net realisable value. Management intends to sell this investment in the short-term.

(c) The investment in, and accounts receivable from this affiliated company are fully provided for.

(Amounts stated in Euros)

9. TANGIBLE FIXED ASSETS, NET

Tangible fixed assets and the related accumulated depreciation in the years ended 31 December 2003, 2002 and 2001, were as follows:

	2003		
	Gross	Depreciation	Net
Land	326,343	—	326,343
Buildings and other constructions	7,676,042	(3,292,602)	4,383,440
Machinery and equipment	80,903,324	(56,168,070)	24,735,254
Vehicles and transport equipment	6,796,201	(3,870,749)	2,925,452
Tools and utensils	2,352,202	(1,909,076)	443,126
Furniture, fixtures and administrative equipment	11,140,160	(8,047,026)	3,093,134
Other fixed assets	4,926,973	(2,736,923)	2,190,050
Fixed assets in progress	1,460,387	—	1,460,387
Advances for fixed assets	173,333	—	173,333
	115,754,965	(76,024,446)	39,730,519

In the year ended 31 December 2003, TVI sold to a real estate fund, the premises in which it is located (Notes 5, 24 and 29).

	2002		
	Gross	Depreciation	Net
Land	5,377,670	—	5,377,670
Buildings and other constructions	17,649,376	(5,173,919)	12,475,457
Machinery and equipment	76,080,994	(49,123,856)	26,957,138
Vehicles and transport equipment	5,623,680	(3,117,632)	2,506,048
Tools and utensils	2,124,383	(1,711,078)	413,305
Furniture, fixtures and administrative equipment	10,254,924	(6,810,456)	3,444,468
Other fixed assets	4,024,873	(2,217,000)	1,807,873
Fixed assets in progress	3,124,295	—	3,124,295
	124,260,195	(68,153,941)	56,106,254

	2001		
	Gross	Depreciation	Net
Land	5,376,808	—	5,376,808
Buildings and other constructions	13,184,467	(1,972,519)	11,211,948
Machinery and equipment	64,369,922	(39,143,704)	25,226,218
Vehicles and transport equipment	4,540,008	(2,202,900)	2,337,108
Tools and utensils	1,795,312	(1,459,745)	335,567
Furniture, fixtures and administrative equipment	12,269,744	(6,977,520)	5,292,224
Other fixed assets	4,502,000	(1,867,222)	2,634,778
Fixed assets in progress	5,214,075	—	5,214,075
	111,252,336	(53,623,610)	57,628,726

During 2001, an independent real state appraiser performed an appraisal of the land and buildings of TVI premises. As a consequence this subsidiary company recorded a revaluation of the land in the amount of 4,283,963 Euros. As the market value of the buildings determined by appraiser was similar to their net book value these were not revalued.

(Amounts stated in Euros)

9. TANGIBLE FIXED ASSETS, NET (Continued)

Depreciation of tangible fixed assets charged to operations amounted to:

2003	12,011,429
2002	11,170,397
2001	9,536,083

10. INTANGIBLE ASSETS, NET

Intangible assets and the related accumulated amortisation at 31 December 2003, 2002 and 2001, were as follows:

	2003		
	Gross	Amortisation	Net
Expenses incurred with the Company's refinancing[(a)]	13,377,864	(9,245,270)	4,132,594
Expenses incurred with the development of the Internet service provider (Note 15.a))	9,602,638	(4,581,523)	5,021,115
Other intangible assets[(b)]	23,311,081	(22,924,077)	387,004
	46,291,583	(36,750,870)	9,540,713

During 2003 the Company assessed the economic value of its intangible assets, due to the changes in its operations, restructuring of the various businesses and repositioning in the market. Based on this assessment, certain intangible assets, with a net book value of 4,404,752 Euros (Note 24) were considered to be impaired and were written off.

	2002		
	Gross	Amortisation	Net
Expenses incurred with the Company's refinancing[(a)]	13,062,251	(6,905,420)	6,156,831
Expenses incurred with the development of the Internet service provider (Note 15.a))	8,428,879	(4,292,398)	4,136,481
Expenses incurred with the development of web sites	5,844,556	(5,441,819)	402,737
Marketing expenses	4,894,103	(2,705,757)	2,188,346
Studies and projects relating to organisation of the television business	4,764,394	(3,159,465)	1,604,929
Operating rights	3,706,770	(1,226,388)	2,480,382
Web radio development	3,658,249	(1,708,309)	1,949,940
Expenses incurred with studies and projects relating to new magazines	2,990,845	(1,544,467)	1,446,378
Studies and projects relating to acquisitions	2,763,667	(1,380,000)	1,383,667
Other intangible assets and intangible assets in progress	4,786,045	(2,756,362)	2,029,683
	54,899,759	(31,120,385)	23,779,374

(Amounts stated in Euros)

10. INTANGIBLE ASSETS, NET (Continued)

	2001		
	Gross	Amortisation	Net
Expenses incurred with the Company's refinancing[a]	11,974,347	(4,716,401)	7,257,946
Expenses incurred with the development of the Internet service provider	2,832,726	(1,483,354)	1,349,372
Expenses incurred with the development of web sites	5,768,295	(3,918,944)	1,849,351
Marketing expenses	5,533,767	(1,711,256)	3,822,511
Studies and projects relating to organisation of the television business	3,542,854	(1,831,994)	1,710,860
Web radio development	2,292,485	(983,126)	1,309,359
Expenses incurred with studies and projects relating to new magazines	3,599,611	(1,290,242)	2,309,369
Studies and projects relating to acquisitions	1,463,000	(487,667)	975,333
Start-up expenses World Editing and ITN	14,639,075	(4,516,720)	10,122,355
Operating rights World Editing	1,797,518	(299,586)	1,497,932
Other intangible assets and intangible assets in progress	5,848,403	(2,538,187)	3,310,216
	59,292,081	(23,777,477)	35,514,604

(a) These expenses were incurred with the Company's refinancing and include consultants' fees and taxes. These expenses are being amortised on a straight-line basis over a period of six years, which is the same as the period of the long-term bank loan (Note 12.a)).

(b) This amount relates mainly to business acquisitions relating to outdoor activities.

The annual amortisation of intangible assets amounted to:

2003	9,976,038
2002	14,015,360
2001	15,558,322

(Amounts stated in Euros)

11. GOODWILL, NET

This caption reflects the difference between the cost of investments in subsidiary and affiliated companies and the corresponding book value of their equity as of the date of acquisition, less accumulated amortisation. At 31 December 2003, 2002 and 2001 this caption consisted of:

	2003	2002	2001
TVI	51,631,008	50,896,168	54,074,657
Fealmar	13,936,666	13,878,748	—
TVI SGPS	11,862,864	12,653,721	13,444,578
Cidade	8,991,416	9,590,844	10,190,272
Pressetep	7,487,316	7,955,273	8,423,230
NBP	5,958,766	5,934,001	—
Setep	5,038,208	5,334,573	5,630,938
Expolider	4,751,445	6,294,447	6,664,708
Comercial	4,454,157	4,796,786	5,139,415
Reti	3,795,720	—	—
TCS	3,691,653	3,922,381	4,153,109
Regional	2,903,897	3,127,274	3,350,651
MCO	2,382,792	2,531,717	2,680,642
ST & SF	—	—	1,865,392
Rectângulo	2,156,433	1,808,995	2,182,726
Publifaces	1,329,244	1,417,860	1,506,476
Media Global	1,121,397	1,196,157	1,270,917
Triângulo	828,213	879,976	931,739
Eventos	679,625	724,913	770,204
Multicena	506,918	504,809	—
Big Thing	439,130	463,526	—
Belarte	356,423	378,700	400,977
Economica	—	—	383,763
ITN	—	—	305,105
Farol	343,481	362,563	—
Agefinan	302,350	—	—
Fortuna	—	—	246,658
Expansão	131,486	144,635	157,784
World Editing	—	—	116,410
Cartaz	18,351	16,066	17,011
	135,098,959	134,814,133	123,907,362

During 2003 the Company increased its participation and acquired interests in certain subsidiaries and recorded additional goodwill, as follows:

Subsidiaries	Percentage acquired	Goodwill recorded
TVI	4.64	4,174,217
Reti	45.00	3,995,495
Agefinan	50.00	318,263
Cartaz	5.00	3,400

(Amounts stated in Euros)

11. GOODWILL, NET (Continued)

Additionally, during 2003 adjustments were made to the acquisition cost of certain subsidiary companies, that impacted recorded goodwill, as follows:

Subsidiaries	Adjustment
Expolíder	(1,246,037)
NBP	355,823
Rectângulo	413,443
Multicena	30,302
Fealmar	832,131

The movement in accumulated amortisation of goodwill during the years ended 31 December 2003, 2002 and 2001, was as follows:

Balance as of 31 December 2000	17,645,175
Consolidation changes	(2,849,232)
Amortisation for the year	7,406,903
Balance as of 31 December 2001	22,202,846
Consolidation changes	(1,846,630)
Amortisation for the year	8,125,700
Balance as of 31 December 2002	28,481,916
Amortisation for the year	8,792,214
Balance as of 31 December 2003	37,274,130

12. BANK LOANS

At 31 December 2003, 2002 and 2001 this caption was made up as follows:

	2003		2002		2001	
	Payable short-term	Payable medium and long-term	Payable short-term	Payable medium and long-term	Payable short-term	Payable medium and long-term
Bank loan—JP Morgan Plc[(a)]	11,516,573	171,836,285	31,750,000	172,400,000	5,219,250	180,156,250
Bank loan—Economica	—	—	—	—	1,370,003	997,596
Advances	—	—	—	—	592,557	—
Factoring[(b)]	11,290,413	—	5,744,889	—	—	—
Other bank loans[(c)]	16,649,960	2,257,363	3,138,324	554,207	—	—
Bank overdrafts[(d)]	242,117	—	1,116,913	—	214,202	—
IAPMEI[(e)]	161,000	543,956	—	704,956	—	704,956
	39,860,063	174,637,604	41,750,126	173,659,163	7,396,012	181,858,802

a) Loan obtained in 1999 from a syndicate of banks led by JP Morgan Plc (formerly Chase Manhattan Plc) and Paribas in the process of refinancing the Company and to finance acquisitions of new subsidiary companies. The final maturity date of the loan is February 2008 and a portion of it is subject to an interest rate swap (Note 23). The syndicated bank loan is made up as follows:

	31 December 2003	31 December 2002	31 December 2001	Credit limit
Revolving credit facility	25,000,000	25,000,000	25,000,000	25,000,000
Reduced revolving credit facility	123,750,000	135,275,000	144,875,500	150,000,000
Term loan	34,602,858	43,875,000	15,500,000	50,000,000
	183,352,858	204,150,000	185,375,500	225,000,000

(Amounts stated in Euros)

12. BANK LOANS (Continued)

This is a medium and long term loan composed of three tranches.

The first tranche ("Revolving credit facility" or "Tranche A") was to be used for general corporate purposes, including funding all fees, costs and expenses incurred by the Company in connection with its facilities and intercompany loans. The second tranche ("Reduced revolving credit facility" or "Tranche B") was to be used for the matters referred to above and permitted acquisitions. The third tranche ("Term loan" or "Tranche C") was to be used for permitted acquisitions and, up to the limit of 18,500,000 Euros, for general corporate purposes.

This loan bears interest at an annual rate indexed to the Euribor rate plus a spread which, at 31 December 2003, was 3.25% and at 31 December 2002 and 2001 was 2%.

The Revolving credit facility matures on 28 February 2008.

During 2003, the Company renegotiated the loan and the payment conditions are described in the following paragraphs.

The balance of the Reduced revolving credit facility limit, is to be reduced as follows:

Date	Reduced to
August 2002	93.75%
February 2003	87.50%
December 2003	82.50%
June 2004	81.00%
December 2004	76.50%
June 2005	71.25%
December 2005	63.25%
June 2006	54.75%
December 2006	45.25%
June 2007	35.75%
December 2007	22.00%
Final maturity date, 28 February 2008	0.00%

The term loan is repayable in twelve instalments, as follows:

Date	Percentage of the loan
August, 2002	6.25%
February, 2003	6.25%
December, 2003	5.00%
June, 2004	1.50%
December, 2004	4.50%
June, 2005	5.25%
December, 2005	8.00%
June, 2006	8.50%
December, 2006	9.50%
June, 2007	9.50%
December, 2007	13.75%
Final maturity date, 28 February 2008	22.00%

In guarantee of the loan the Company and its subsidiaries have given liens and pledges over their shares, operating licences and fixed assets.

The syndicated bank loan agreement includes certain financial covenants that at 31 December 2003, 2002 and 2001 were being complied with.

b) The caption "Factoring" at 31 December 2003 refers to amounts advanced by a financial entity, corresponding to invoices issued by the subsidiaries Fealmar, Farol and Multimedia. These advances bear interest at current market rates.

c) Other bank loans at 31 December 2003 bear interest at the Euribor rate plus a spread of up to 3%. Two of the loans amounting to 9,425,000 Euros and 3,700,000 Euros are repayable in the short-term and the other is repayable up to October 2008.

d) The bank overdrafts bear interest at current market rates.

e) The loan from IAPMEI (a Government entity) relates to subsidies granted under Government Programmes in force. These subsidies do not bear interest, they are available for six years as from the date of the first tranche, and are repayable after a two-year period.

(Amounts stated in Euros)

13. ACCOUNTS PAYABLE TO SUPPLIERS

Accounts payable to suppliers comprise:

	2003	2002	2001
Domestic market	21,973,659	27,014,401	46,278,143
Foreign market	6,752,583	11,046,069	10,397,735
Barter transactions	2,490,425	3,928,181	4,357,537
Notes payable	52,297	467,618	900,705
	31,268,964	42,456,269	61,934,120

14. PUBLIC ENTITIES

At 31 December 2003, 2002 and 2001 accounts receivable from and payable to public entities were as follows:

	2003	2002	2001
Receivable (Note 5)			
Value added tax	1,510,666	1,955,937	2,883,972
Withholding taxes	11,173	16,526	250,254
Income tax[(a)]	787,335	367,012	375,561
Other	2,026	11,647	7,471
	2,311,200	2,351,122	3,517,258
Payable short-term			
Tax settlement plan[(b)]	238,795	292,795	1,745,908
Value added tax	4,611,061	6,620,848	5,154,930
Withholding taxes	1,511,905	2,914,404	1,432,210
Income tax[(c)]	228,904	1,169,284	231,922
Instituto do Cinema/Audiovisual e Multimédia/ Cinemateca Portuguesa[(d)]	2,531,977	7,455,658	5,173,529
Social Security	1,230,397	1,207,866	1,384,584
Other	134,339	55,394	42,898
	10,487,378	19,716,249	15,165,981
Payable medium and long-term			
Tax settlement plan[(b)]	1,380,102	1,618,897	4,763,091

(a) This caption includes income tax paid on account, as required under Portuguese legislation, which is realised by offset against future taxable income. This caption also includes income tax paid in advance by certain subsidiaries that are not part of the consolidated tax group.

(b) At 31 December 2003, this caption related to agreements entered into by NBP, Rectângulo, Afixe and Multicena, and at 31 December 2001 by TVI, with the Portuguese tax authorities for the payment of overdue Value Added Tax and other taxes of less significant amounts plus interest, under the provisions of Decree-Law 124/96 of 10 August and other provisions of the law. Under the agreements the taxes are payable in monthly instalments during the following years:

2004	238,795
2005	238,795
2006	238,462
2007	236,088
2008 and after	666,757
	1,380,102

(Amounts stated in Euros)

14. PUBLIC ENTITIES (Continued)

(c) At 31 December 2003, 2002, and 2001 income tax payable included 1,042,656 Euros (Note 25) 1,343,477 Euros and 435,789 Euros relating to estimated income tax for the year, net of advance payments and third party withholdings of 813,752 Euros, 174,193 Euros and 203,867 Euros.

(d) In accordance with Portuguese legislation, TVI must pay 3.2% and 0.8% of its gross billings to Instituto do Cinema, Audiovisual e Multimédia and to Cinemateca Portuguesa, respectively.

15. OTHER CURRENT LIABILITIES

This caption consists of:

	2003	2002	2001
Telecelonline Comunicações e Serviços, S.A.[(a)]	6,991,400	8,520,328	—
TDF- Télédifusion de France, S.A. ("TDF")[(b)]	5,652,334	950,327	950,325
Suppliers of fixed assets[(c)]	5,589,221	7,082,263	8,673,117
Val—Valorização de Activos, S.A.[(d)]	—	5,782,857	—
Cofina SGPS, S.A.[(e)]	2,905,346	—	—
KPN Quest	—	1,977,371	—
Hiba Investments LLC[(f)]	—	1,750,000	—
PT Comunicações, S.A.	1,602,802	640,718	—
Payable to the former shareholders of Fealmar, Multicena and NBP	1,120,890	3,740,984	—
Soingeste—acquisition of Rectângulo[(g)]	1,014,968	401,525	401,525
Advances from clients	954,828	3,450,983	2,681,388
Económica, SGPS, S.A.[(h)]	931,351	1,123,147	—
Payable to the former shareholders of Expolíder	769,110	3,491,585	3,491,585
Vertix SGPS, S.A.	750,000	—	—
Acquisition of Setep	—	—	922,777
EPC—Empresa Portuguesa de Cenários, Lda.[(i)]	—	445,508	—
Former group companies	—	—	632,103
Accounts payable to employees	—	—	165,887
Transpublicidade[(j)]	—	288,622	—
União de Leiria[(j)]	—	131,293	212,425
Other	1,531,260	2,296,835	1,959,746
	29,813,510	42,074,346	20,090,878

(a) This balance payable relates to the acquisition of the Internet service provider database and operation rights, and the use of transmission equipment.

(b) This balance payable relates to the acquisition of a 45% participation in Reti in 2003.

(c) This caption comprises short-term finance leases of 2,597,385 Euros, 3,131,275 Euros and 1,898,641 Euros for the years ended 31 December 2003, 2002 and 2001, respectively.

(d) The balance due to Val—Valorização de Activos, S.A. relates to the acquisition of shares in Fealmar, NBP and Multicena.

(e) Amount payable relating to the acquisition of a 4.64% participation in TVI in 2003.

(f) The balance due to Hiba Investments LLC relates to obligations contracted by the subsidiary Media Global relating to the sale of investments.

(g) Amount payable relating to the acquisition of Rectângulo.

(h) The liability to Económica SGPS, S.A relates to advertising services to be rendered to that entity.

(i) Subsidiary company included in the consolidated financial statements in the year ended 31 December 2003.

(j) Affiliated companies.

(Amounts stated in Euros)

16. ACCRUALS AND DEFERRALS (LIABILITIES)

Accruals and deferrals (liabilities) at 31 December 2003, 2002 and 2001 comprise:

	2003	2002	2001
Accrued liabilities:			
Volume discounts	9,590,384	10,155,800	11,151,436
Accrued vacation pay and bonus	5,785,981	5,552,603	5,845,439
Interest	4,091,773	2,744,262	2,408,905
Internet Service Provider telecommunication cost	1,306,627	1,463,681	990,125
Third party supplies	1,105,562	1,647,964	1,830,508
Television broadcasting rights	992,009	315,697	175,474
Sales returns	895,928	946,732	2,138,445
Accrued commission	655,981	608,013	844,739
Royalties and copyrights	617,997	334,035	779,972
Royalties payable to Sociedade Portuguesa de Autores	265,042	1,373,565	498,798
Technical costs	247,714	870,932	1,208,182
Other	2,325,406	1,407,995	2,835,474
	27,880,404	27,421,279	30,707,497
Deferred revenue:			
Advance billings	3,520,376	3,847,168	9,990,810
Other	222,084	778,740	964,449
	3,742,460	4,625,908	10,955,259
	31,622,864	32,047,187	41,662,756

(Amounts stated in Euros)

17. OTHER NON CURRENT LIABILITIES

Other non current liabilities at 31 December 2003, 2002 and 2001 comprise:

	2003	2002	2001
Provisions for other risks and charges[(a)]	7,815,689	10,199,491	8,587,504
Accounts payable to suppliers[(b)]	4,368,394	3,354,769	5,361,668
Finance leases[(c)]	2,178,004	2,788,219	2,857,835
Negative goodwill[(d)]	228,658	243,902	259,145
	14,590,745	16,586,381	17,066,152

(a) The movement in the caption provisions for other risks and charges during the years ended 31 December 2003, 2002 and 2001, was as follows:

2003	Beginning balances	Changes in consolidation	Increase in provisions	Utilisation	Decrease (Note 24)	Ending balances
Tax contingencies[(1)]	3,808,601	—	588,366	(250,164)	(803,843)	3,342,960
Legal contingencies[(2)]	2,267,848	—	176,742	(31,065)	(681,207)	1,732,318
TDF[(3)]	1,751,160	—	—	(1,388,766)	—	362,394
ICP—Autoridade Nacional de Comunicações[(4)]	1,516,540	—	—	(787,658)	—	728,882
Contract penalties	213,328	—	—	(37,827)	—	175,501
Restructuring expenses	56,719	—	338,000	(56,719)	—	338,000
Financial investments	585,295	245,630	326,596	(21,887)	—	1,135,634
	10,199,491	245,630	1,429,704	(2,574,086)	(1,485,050)	7,815,689

2002	Beginning balances	Changes in consolidation	Increase in provisions	Utilisation	Increase/ (decrease) (Note 24)	Ending balances
Tax contingencies[(1)]	2,629,240	(158,863)	1,763,211	(99,425)	(325,562)	3,808,601
Legal contingencies[(2)]	1,613,898	97,169	1,449,744	(283,698)	(609,265)	2,267,848
TDF[(3)]	1,751,160	—	—	—	—	1,751,160
ICP—Autoridade Nacional de Comunicações[(4)]	2,235,688	—	313,797	—	(1,032,945)	1,516,540
Contract penalties	357,518	—	—	(144,190)	—	213,328
Restructuring expenses	—	—	56,719	—	—	56,719
Financial investments	—	485,633	27,030	—	72,632	585,295
	8,587,504	423,939	3,610,501	(527,313)	(1,895,140)	10,199,491

2001	Beginning balances	Changes in consolidation	Increase in provisions	Utilisation	Decrease (Note 24)	Ending balances
Tax contingencies[(1)]	1,575,527	—	1,053,713	—	—	2,629,240
Legal contingencies[(2)]	3,297,568	(1,225,510)	736,738	(652,558)	(542,340)	1,613,898
TDF[(3)]	1,741,528	—	9,632	—	—	1,751,160
ICP—Autoridade Nacional de Comunicações[(4)]	1,670,714	—	564,974	—	—	2,235,688
Contract penalties	—	—	357,518	—	—	357,518
	8,285,337	(1,225,510)	2,722,575	(652,558)	(542,340)	8,587,504

(1) This provision was recorded to cover estimated liabilities arising from certain tax procedures followed by the Company and its subsidiaries. The amount provided was estimated based on the opinion and computations of the legal advisers of the Company and its subsidiaries.

(Amounts stated in Euros)

17. OTHER NON CURRENT LIABILITIES (Continued)

(2) This provision relates to lawsuits filed against the Company and its subsidiaries and was recorded based on the opinion of their legal counsellors regarding the estimated exposure under each claim.

(3) During 2003, TDF and the Company entered into an agreement to terminate certain litigation started in prior years. Utilisation of the provision corresponds to the amount paid to TDF to acquire a 45% interest in Reti. The remaining amount relates to other liabilities to be settled during 2004.

(4) The Company is involved in a dispute with ICP—Autoridade Nacional de Comunicações (the Portuguese Telecommunications Regulator) regarding the fees charged by that entity. The amount recorded corresponds to the Company's best estimate of the amounts due to that entity.

(b) During 1998, as part of its financial restructuring process, the Company entered into agreements, with certain of its suppliers, which were officially and legally approved by the Portuguese Courts. As part of these agreements, the accounts payable to those suppliers were reduced and the net amounts due, amounting to approximately 2,700,000 Euros became payable in one instalment in 2008. The remaining balance in this caption relates to amounts payable to the former shareholders of Expolider.

(c) At 31 December 2003, this amount related to accounts payable in more than one year under finance lease contracts, as follows:

2005	1,249,564
2006	643,812
2007	223,929
2008	60,699
	2,178,004

(d) Negative goodwill corresponds to the excess of the book value of the equity of Europoster over the cost of the investment as of the date of acquisition, and is being amortised in 20 years. Amortisation credited to earnings in 2003 amounted to 15,244 Euros and was recorded under the caption "Financial expenses, net".

At 31 December 2003, negative goodwill comprised:

Negative goodwill, gross	304,875
Less: accumulated amortisation	(76,217)
	228,658

(Amounts stated in Euros)

18. MINORITY INTERESTS

At 31 December 2003, 2002 and 2001 minority interests consisted of:

	2003		2002		2001	
	Equity	Profit/(loss) for the year	Equity	Profit/(loss) for the year	Equity	Profit/(loss) for the year
BTP	8,912	(7,493)	16,405	(8,676)	25,082	1,827
CAMARINS	4,811	164	—	—	—	—
Cartaz de Portugal	—	—	(93)	(228)	134	(93)
Casa da Criação	12,371	7,670	—	—	—	—
Correio Médico	—	—	—	—	100	—
Económica	—	—	—	—	110,290	(1,276,954)
Económica Digital	—	—	—	—	—	(100)
EMAV	4,529	(196)	—	—	—	—
EPC	20,048	3,618	—	—	—	—
Fealmar	1,575,254	(318,825)	1,894,079	1,245,832	—	—
MPGC	—	—	(7,533)	(17,193)	9,660	1,994
Multicena	67,031	(16,118)	83,149	22,881	—	—
NBP	633,098	169,830	463,268	147,724	—	—
Publicarris	157,492	69,902	87,590	3,177	84,413	5,852
Publimetro	58,595	28,345	30,249	(47,521)	77,770	1,208
Reti	—	—	277,704	(130,346)	408,049	(188,406)
Sociedade Luso Mercantil	—	—	—	—	(22,913)	(6,135)
TCS	596,145	121,931	474,213	(50,036)	535,396	7,684
Transpublicidade	—	—	—	—	82,688	22,688
TVI	125,183	27,730	3,330,315	607,329	2,742,138	460,373
	3,263,469	86,558	6,649,346	1,772,943	4,052,807	(970,062)

19. SHARE CAPITAL

The share capital of the Company at 31 December 2003 consisted of 927,702 fully subscribed and paid up shares of 4,98 Euros each (Note 30). At that date, the share capital was held by the following entities:

	Nominal value	Percentage participation
Vértix, SGPS, S.A.	1,817,690	39
HMTF—Madeira Cayman, L.P.	1,741,949	38
Hercules Enterprises, Inc.	1,060,317	23
	4,619,956	100

(Amounts stated in Euros)

20. SHAREHOLDERS' EQUITY

The movement in the shareholders' equity captions during the years ended 31 December 2003, 2002 and 2001 was as follows:

	Share capital	Share premium	Reserves	Supplementary capital contributions	Accumulated losses	Net loss for the year	Total
Balances as of 31 December 2000	4,627,358	55,932,438	—	—	(21,389,801)	(15,293,269)	23,876,726
Increases	(7,402)	—	16,794,242	—	—	—	16,786,840
Reductions	—	—	—	—	(15,293,269)	15,293,269	—
Net loss for the year	—	—	—	—	—	(26,350,571)	(26,350,571)
Balances as of 31 December 2001	4,619,956	55,932,438	16,794,242	—	(36,683,070)	(26,350,571)	14,312,995
Transfers	—	—	(16,794,242)	—	(9,556,329)	26,350,571	—
Net loss for the year	—	—	—	—	—	(6,003,917)	(6,003,917)
Balances as of 31 December 2002	4,619,956	55,932,438	—	—	(46,239,399)	(6,003,917)	8,309,078
Increase	—	—	—	15,572,500	—	—	15,572,500
Transfers	—	—	—	—	(6,003,917)	6,003,917	—
Net loss for the year	—	—	—	—	—	(43,512,708)	(43,512,708)
Balances as of 31 December 2003	4,619,956	55,932,438	—	15,572,500	(52,243,316)	(43,512,708)	(19,631,130)

The share premium account corresponds to premiums paid by the shareholders on the acquisition of shares. In accordance with Portuguese legislation the share premium account is not available for distribution and can only be used to increase share capital, or to absorb accumulated losses once the other reserves have been exhausted.

Supplementary capital contributions correspond to shareholders' loans by Vértix, SGPS, S.A. and Hercules Enterprises, Inc. of 9,835,000 Euros and 5,737,500 Euros, respectively, granted to the Company during 2003. As decided at Shareholders' Meetings held on 10 and 19 February 2004, these loans were transformed into supplementary capital contributions, as of 1 January 2003, as allowed by current Portuguese legislation. Supplementary capital contributions do not bear interest and are repayable, provided that the repayment conditions prescribed in legislation are met. These conditions basically require that the shareholders agree to the repayment, and that after repayment the Company's total equity is greater than the sum of its capital, legal reserve and share premium.

Portuguese law provides that at least 5% of net profit each year must be appropriated to a legal reserve until the reserve equals the statutory minimum requirement of 20% of share capital. This reserve is not available for distribution to the shareholders.

At 31 December 2003 the Company's equity was negative in the amount of 19,631,130 Euros. In accordance with current Portuguese legislation, if equity at 31 December 2004 is less than one half of the Company's share capital, the Directors are legally required to propose to shareholders that the Company be liquidated, or its share capital reduced to absorb accumulated losses, unless the shareholders commit themselves to pay up, additional share capital that increases equity up to at least two-thirds of the share capital.

As further explained in Note 30, in accordance with a shareholders' decision taken on 19 February 2004, the Company's share capital was increased by 437,722 Euros, with a total share premium of 28,814,826 Euros. This share capital increase was paid up in kind, through the contribution by five new shareholders of an interest of 15% in Media Global's share capital. In addition, the Company's management and its shareholders are planning a further capital increase to be paid in cash and to occur in the short-term. The Company's management is confident that the current and planned financial

(Amounts stated in Euros)

20. SHAREHOLDERS' EQUITY *(Continued)*

arrangements, together with the expected results of the Company's future operations, will enable the Company to increase its equity and the financial restructure, thus ensuring continuation of the Company as a going concern.

21. ADVERTISING REVENUE AND SUBSCRIPTIONS AND NEWSSTAND REVENUE

These captions for the years ended 31 December 2003, 2002 and 2001 are made up as follows:

	2003	2002	2001
Advertising revenue:			
Advertising on TV	117,781,898	115,734,773	107,929,860
Advertising on billboards	13,793,437	13,811,621	17,427,329
Advertising on radio	11,218,213	14,253,202	19,225,644
Advertising in newspapers and magazines	6,465,409	8,063,734	20,719,857
Advertising in telephone directory services	—	—	9,402,770
Other	1,608,038	4,809,831	5,296,794
	150,866,995	156,673,161	180,002,254
Subscriptions and newsstand revenue:			
Sale of magazines	5,373,065	6,128,967	4,975,972
Sale of CD's	—	1,245,631	3,192,267
Other	—	328,677	522,199
	5,373,065	7,703,275	8,690,438

22. OTHER OPERATING REVENUE

Other operating revenue for the years ended 31 December 2003, 2002 and 2001, comprises:

	2003	2002	2001
Internet service provider	28,823,691	20,829,235	4,747,749
Variation of production of television series	4,228,456	20,523,911	—
Sale of CD's	2,638,186	—	—
Stage props and production of television series	1,846,649	8,680,904	—
Transmission rights and telecommunication services charged to other entities	1,715,271	1,152,211	1,134,821
Messages on television	1,555,447	—	—
Other	2,731,615	1,644,135	1,609,880
	43,539,315	52,830,396	7,492,450

(Amounts stated in Euros)

23. FINANCIAL EXPENSES, NET

Financial expenses, net for the years ended 31 December 2003, 2002 and 2001 comprise:

	2003	2002	2001
Interest expense, net	14,090,298	12,919,974	13,655,740
Financial discount allowed	5,744,156	4,367,954	4,043,710
Refinancing fees and commission	4,622,378	871,358	336,053
Expenses with swap transactions	1,621,528	—	—
Loss on affiliated companies, net	290,456	(24,060)	32,207
Foreign currency exchange (gain), net	(1,643,225)	(85,934)	605,511
Other, net	412,069	484,212	272,222
	25,137,660	18,533,504	18,945,443

24. EXTRAORDINARY (INCOME) EXPENSES, NET

Extraordinary (income) expenses, net for the years ended 31 December 2003, 2002 and 2001 comprise:

	2003	2002	2001
Hiba Investments LLC[(a)]	16,650,306	—	—
Intangible assets written off (Note 10)	4,404,752	—	—
Radio and Internet reorganisation expenses[(b)]	3,122,188	—	—
Loss on the disposal of tangible fixed assets, intangible assets and investments	425,451	654,443	264,988
Tax penalties, net	259,325	457,948	51,051
Reduction in provisions:			
Doubtful accounts receivable (Note 4)	(329,945)	(223,122)	(2,221,247)
Provisions for other risks and charges (Note 17)	(1,485,050)	(1,967,772)	(542,340)
Other doubtful accounts receivable (Note 5)	—	(138,323)	—
Gain on the disposal of fixed assets (Notes 9 and 28.b))	(2,837,921)	—	—
Loss on the sale of World Editing and ITN	—	7,728,326	—
Increase in provisions of doubtful accounts receivable (Note 4)	—	3,263,234	—
Severance payments	—	203,800	752,321
Loss on the acquisition of Unidivisa (Note 17)	—	72,632	—
Prior year adjustments, net	—	(153,516)	323,093
Tax settlement interest income	—	(1,727,789)	—
Gain on the sale of Económica	—	(10,415,544)	—
Loss on the disposal of SOCI and ARTES & LEILÕES	—	—	2,530,167
Other, net	2,263,120	856,923	138,200
	22,472,226	(1,388,760)	1,296,233

(a) This amount corresponds to an account receivable arising from the sale of World Editing—Edição de Publicações, Lda. ("World Editing") in 2002. Current information suggests that this receivable will not be realisable and therefore was fully provided for.

(b) These expenses relate to projects and advertising campaigns that were discontinued or considered to be of no value.

(Amounts stated in Euros)

25. INCOME TAX

Portuguese tax law allows holding companies and their subsidiaries to file income tax returns on a consolidated basis, subject to compliance with an extensive set of requirements.

At 31 December 2003, Media Global and its subsidiaries Publifaces, Afixe, MCO, Rectângulo, Europoster, Central Discos, Expansão, Eventos, Feira das Vaidades, Marketing Directo, Multimedia, Serviços, TVI, MCR, Cidade, Comercial, Regional, Sinersom, Kimberley, TVI SGPS, Pressetep, Setep, Belarte, Triângulo, Cartaz, Expolider, Med Cap Programas, Comercialização, Cena and SMC are taxed on a consolidated basis. The other subsidiaries of the Company are subject to income tax on an individual basis.

The Company and its subsidiaries are subject to income tax on a consolidated or individual basis, as the case may be, at the normal rate of 30%, which may be increased by up to 10% by a Municipal Surcharge, resulting in an aggregate tax rate of 33%. In 2002, the tax rate was reduced from 35.2% to 33% and in 2004, the income tax rate will be reduced to 25% and the aggregate tax rate will be 27.5%.

Income tax returns are subject to review and correction by the tax authorities during the four years subsequent to their filing (ten years for Social Security up to 2000 and five years as from 2001). Consequently, the tax returns for the years 2000 to 2003 are still subject to review and correction. Management believes that any corrections that may eventually be made by the tax authorities, as a result of such reviews, would not have a material effect on the Company's consolidated financial statements as of 31 December 2003.

(Amounts stated in Euros)

25. INCOME TAX (Continued)

Tax losses can be carried forward for a period of six years subsequent to their occurrence. Reconciliation of the income tax and deferred tax position at 31 December 2003, 2002 and 2001, is as follows:

	2003	2002	2001
Loss before income tax	(42,389,775)	(14,575,741)	(28,661,212)
Nominal tax rate	33%	33%	35.2%
Estimated tax credit	(13,988,625)	(4,809,994)	(10,088,747)
Permanent differences(i)	9,925,758	668,318	3,485,356
Prior years' tax losses(ii)	(215,945)	(60,610)	—
Autonomous taxation(iii)	306,188	351,541	215,518
Valuation allowance(iv)	(1,061,100)	(6,494,022)	2,850,296
Change in tax rate(v)	6,070,099	—	2,196,998
Income tax for the year	1,036,375	(10,344,767)	(1,340,579)
Current tax (Note 14)	1,042,656	1,343,477	435,789
Deferred tax for the year	(6,281)	(11,688,244)	(1,776,368)
	1,036,375	(10,344,767)	(1,340,579)

(i) Permanent differences in the years ended 31 December 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Depreciation and amortisation	10,070,231	1,051,332	—
Amortisation of goodwill (Note 11)	8,792,214	8,125,700	7,406,902
Financial expenses	5,279,857	—	—
Gain on the sale of tangible fixed assets	2,790,892	—	—
Prior year adjustments	1,510,973	337,495	458,914
Charges and penalties	437,041	626,076	596,325
Per diems	243,166	256,867	635,428
Provisions	(892,062)	5,620,476	3,112,463
Tax loss on the sale of investments	—	(12,508,698)	(2,385,468)
Tax benefits	(748,910)	(1,532,328)	(1,092,010)
Other, net	2,594,657	48,287	1,169,025
	30,078,059	2,025,207	9,901,579
	33%	33%	35.2%
	9,925,758	668,318	3,485,356

(ii) This amount corresponds to the realisation of deferred tax assets that were fully provided for.

(iii) This amount corresponds to the autonomous taxation of specific expenses.

(iv) This amount corresponds to a valuation allowance, relating to tax losses which are estimated will not be realised through future taxable income.

(v) This amount corresponds to the effect of the decrease in the aggregate tax rate from 33% to 27.5% in 2004, and from 35.2% to 33% in 2002.

(Amounts stated in Euros)

25. INCOME TAX (Continued)

The movement in deferred taxes during the years ended 31 December 2003, 2002 and 2001, was as follows:

Assets:

	Begining balance	Additions (reversals)	Changes in consolidation	Tax rate change	Ending balance
			2001		
Provisions	2,560,471	(326,594)	—	(160,029)	2,073,848
Tax losses carried forward	26,273,296	6,692,863	—	(1,639,143)	31,327,016
Valuation allowance	(13,562,686)	(3,697,965)	—	847,668	(16,412,983)
	15,271,081	2,668,304	—	(951,504)	16,987,881
			2002		
Provisions	2,073,848	215,144	(79,067)	—	2,209,925
Percentage of completion	—	1,197,648	—	—	1,197,648
Tax losses carried forward	31,327,016	4,864,608	(3,622,714)	—	32,568,910
Valuation allowance	(16,412,983)	6,494,022	793,263	—	(9,125,698)
	16,987,881	12,771,422	(2,908,518)	—	26,850,785

	Begining balance	Additions (reversals)	Changes in consolidation	Tax rate change	Ending balance
			2003		
Provisions	2,209,925	3,565,985	—	(89,519)	5,686,391
Percentage of completion	1,197,648	(79,759)	—	(199,608)	918,281
Tax losses carried forward	32,568,910	(3,151,600)	60,400	(3,493,134)	25,984,576
Valuation allowance	(9,125,698)	(117,635)	—	1,178,735	(8,064,598)
	26,850,785	216,991	60,400	(2,603,526)	24,524,650

Liabilities:

	Begining balance	Additions (reversals)	Changes in consolidation	Tax rate change	Ending balance
			2001		
Revaluation	—	1,413,708	—	—	1,413,708
Intangible assets and other	505,378	(27,982)	—	(31,586)	445,810
	505,378	1,385,726	—	(31,586)	1,859,518
			2002		
Revaluation	1,413,708	20,650	—	—	1,434,358
Percentage of completion and other	—	1,168,665	—	—	1,168,665
Intangible assets	445,810	(106,137)	(9,109)	—	330,564
	1,859,518	1,083,178	(9,109)	—	2,933,587
			2003		
Revaluation	1,434,358	(1,418,626)	—	(369)	15,363
Percentage of completion	1,168,665	(643,257)	—	—	525,408
Intangible assets and other	330,564	(327,491)	—	(3,073)	—
	2,933,587	(2,389,374)	—	(3,442)	540,771

(Amounts stated in Euros)

26. COMMITMENTS AND CONTINGENCIES

1. *Bank guarantees*

At 31 December 2003, 2002 and 2001 the Company and its subsidiaries had the following guarantees given to third parties:

	2003	2002	2001
Tax authorities	1,039,789	423,274	—
Bank guarantees relating to the radio expansion project	785,606	757,549	—
IAPMEI	409,578	409,578	413,548
União de Leiria bank loan guarantee	149,639	231,103	—
CLMC bank loan guarantee	125,000	—	—
Bank guarantees relating to lawsuits and other	107,122	108,025	338,619
CP—Caminhos de Ferro Portugueses, E.P.	61,807	61,807	60,523
Publicity competitive tender	31,830	58,555	—
EPUL	11,684	—	—
	2,722,055	2,049,891	812,690

2. *Liens and encumbrances*

The Company and its subsidiaries have pledged or are committed to pledge the investments in all the fully consolidated subsidiaries mentioned in Note 2, in guarantee of the medium and long-term syndicated bank loan (Note 12).

The NBP building was mortgaged in guarantee of a loan amounting to 2,500,000 Euros.

Additionally, all the companies have pledges over their operating licences, bank accounts, fixed assets and assets to be acquired in the future.

(Amounts stated in Euros)

27. SEGMENT INFORMATION

The main business segment information of Media Capital for the years 2003, 2002 and 2001, is as follows:

Television

	2003	2002	2001
Advertising revenue	119,604,141	118,184,252	116,383,786
Other operating revenue	15,719,892	35,265,922	2,716,803
Total operating revenue	135,324,033	153,450,174	119,100,589
Broadcasting costs	34,668,492	39,590,021	59,833,908
Subcontracts and third party supplies, net	39,555,155	59,566,864	18,223,303
Payroll expenses	21,917,221	19,060,857	13,354,196
Other operating expenses	295,433	121,158	37,434
Total operating expenses	96,436,301	118,338,900	91,448,841
Depreciation and amortisation	8,204,843	8,159,102	5,878,956
Amortisation of goodwill, net	3,639,151	3,178,488	3,178,489
Provisions	767,253	2,955,207	1,679,580
	12,611,247	14,292,797	10,737,025
Operating profit	26,276,485	20,818,477	16,914,723
Financial expenses, net	8,755,241	5,649,665	4,637,126
Extraordinary income, net	(1,551,852)	(2,488,578)	(156,687)
	7,203,389	3,161,087	4,480,439
Profit before income tax and minority interests	19,073,096	17,657,390	12,434,284
Income tax for the year	(9,370,081)	(9,005,300)	(6,340,570)
Profit applicable to minority interests	(38,986)	(476,983)	(271,966)
Net result	9,664,029	8,175,107	5,821,748

(Amounts stated in Euros)

27. SEGMENT INFORMATION (Continued)

Radio broadcasting

	2003	2002	2001
Advertising revenue	11,211,364	14,356,230	18,723,674
Other operating revenue	1,249,948	2,153,352	1,965,541
Total operating revenue	12,461,312	16,509,582	20,689,215
Subcontracts and third party supplies, net	5,938,306	6,671,857	7,641,949
Payroll expenses	4,778,477	4,665,597	4,234,964
Other operating expenses	172,922	226,077	147,284
Total operating expenses	10,889,705	11,563,531	12,024,197
Depreciation and amortisation	3,622,778	3,647,508	2,183,474
Amortisation of goodwill, net	1,208,912	1,208,912	1,165,443
Provisions	486,610	188,865	255,692
	5,318,300	5,045,285	3,604,609
Operating loss	(3,746,693)	(99,234)	5,060,409
Financial expenses, net	2,522,457	352,371	353,125
Extraordinary expenses/(income), net	4,128,997	3,249,072	(3,416)
	6,651,454	3,601,443	349,709
Profit/(loss) before income tax	(10,398,147)	(3,700,677)	4,710,700
Income tax for the year	583,435	(215,542)	(2,211,618)
Net result	(9,814,712)	(3,916,219)	2,499,082

(Amounts stated in Euros)

27. SEGMENT INFORMATION (Continued)

Outdoors

	2003	2002	2001
Advertising revenue	15,509,701	15,002,792	19,656,945
Other operating revenue	26,861	279,504	296,471
Total operating revenue	15,536,562	15,282,296	19,953,416
Subcontracts and third party supplies, net	9,815,091	10,172,348	11,001,971
Payroll expenses	2,026,925	2,631,291	3,176,226
Other operating expenses	2,061,240	1,924,889	2,130,601
Total operating expenses	13,903,256	14,728,528	16,308,798
Depreciation and amortisation	1,269,218	1,163,951	1,108,649
Amortisation of goodwill, net	1,424,829	1,225,713	1,373,072
Provisions	108,465	616,247	444,011
	2,802,512	3,005,911	2,925,732
Operating loss	(1,169,206)	(2,452,143)	718,886
Financial expenses, net	2,619,383	355,433	529,961
Extraordinary (income)/expenses, net	(305,841)	(2,482)	199,474
	2,313,542	352,951	729,435
Loss before income tax and minority interests	(3,482,748)	(2,805,094)	(10,549)
Income tax for the year	423,371	373,202	(839,272)
Loss/(profit) applicable to minority interests	(212,685)	103,283	(33,031)
Net result	(3,272,062)	(2,328,609)	(882,852)

(Amounts stated in Euros)

27. SEGMENT INFORMATION (Continued)

Reconciliation between the Company's segment information for its defined business segments for the years ended 31 December 2003, 2002 and 2001, and the consolidated statements of profit and loss is as follows:

	2003		
	Total segments	Other companies and consolidation adjustments	Consolidated
Advertising revenue	146,325,206	4,541,789	150,866,995
Subscriptions and newsstand revenue	—	5,373,065	5,373,065
Other operating revenue	16,996,701	26,542,614	43,539,315
Total operating revenue	163,321,907	36,457,468	199,779,375
Broadcasting costs	34,668,492	—	34,668,492
Cost of goods sold	—	1,766,346	1,766,346
Subcontracts and third party supplies, net	55,308,552	28,026,652	83,335,204
Payroll expenses	28,722,623	11,063,228	39,785,851
Other operating expenses	2,529,595	41,795	2,571,390
Total operating expenses	121,229,262	40,898,021	162,127,283
Depreciation and amortisation	13,096,839	8,890,628	21,987,467
Amortisation of goodwill, net	6,272,892	2,519,322	8,792,214
Provisions	1,362,328	289,972	1,652,300
	20,732,059	11,699,922	32,431,981
Operating profit/(loss)	21,360,586	(16,140,475)	5,220,111
Financial expenses, net	13,897,081	11,240,579	25,137,660
Extraordinary expenses, net	2,271,304	20,200,922	22,472,226
	16,168,385	31,441,501	47,609,886
Profit/(loss) before income tax and minority interests	5,192,201	(47,581,976)	(42,389,775)
Income tax for the year	(8,363,275)	7,326,900	(1,036,375)
Loss/(profit) applicable to minority interests	(251,671)	165,113	(86,558)
Net result	(3,422,745)	(40,089,963)	(43,512,708)

(Amounts stated in Euros)

27. SEGMENT INFORMATION (Continued)

	2002		
	Total segments	Other companies and consolidation adjustments	Consolidated
Advertising revenue	147,543,274	9,129,887	156,673,161
Subscriptions and newsstand revenue	—	7,703,275	7,703,275
Other operating revenue	37,698,778	15,131,618	52,830,396
Total operating revenue	185,242,052	31,964,780	217,206,832
Broadcasting costs	39,590,021	(325,638)	39,264,383
Cost of goods sold	—	2,599,971	2,599,971
Subcontracts and third party supplies, net	76,411,069	18,046,078	94,457,147
Payroll expenses	26,357,745	11,141,520	37,499,265
Other operating expenses	2,272,124	40,369	2,312,493
Total operating expenses	144,630,959	31,502,300	176,133,259
Depreciation and amortisation	12,970,561	12,215,196	25,185,757
Amortisation of goodwill, net	5,613,113	2,512,587	8,125,700
Provisions	3,760,319	1,432,794	5,193,113
	22,343,993	16,160,577	38,504,570
Operating profit/(loss)	18,267,100	(15,698,097)	2,569,003
Financial expenses, net	6,357,469	12,176,035	18,533,504
Extraordinary (income)/expenses, net	758,012	(2,146,772)	(1,388,760)
	7,115,481	10,029,263	17,144,744
Profit/(loss) before income tax and minority interests	11,151,619	(25,727,360)	(14,575,741)
Income tax for the year	(8,847,640)	19,192,407	10,344,767
Profit applicable to minority interests	(373,700)	(1,399,243)	(1,772,943)
Net result	1,930,279	(7,934,196)	(6,003,917)

(Amounts stated in Euros)

27. SEGMENT INFORMATION (Continued)

	2001		
	Total segments	Other companies and consolidation adjustments	Consolidated
Advertising revenue	154,764,405	25,237,849	180,002,254
Subscriptions and newsstand revenue	—	8,690,438	8,690,438
Other operating revenue	4,978,815	2,513,635	7,492,450
Total operating revenue	159,743,220	36,441,922	196,185,142
Broadcasting costs	59,833,908	—	59,833,908
Cost of goods sold	—	4,120,871	4,120,871
Subcontracts and third party supplies, net	36,867,223	21,283,362	58,150,585
Payroll expenses	20,765,386	19,561,223	40,326,609
Other operating expenses	2,315,319	105,858	2,421,177
Total operating expenses	119,781,836	45,071,314	164,853,150
Depreciation and amortisation	9,171,079	15,923,326	25,094,405
Amortisation of goodwill, net	5,717,004	1,689,899	7,406,903
Provisions	2,379,283	4,870,937	7,250,220
	17,267,366	22,484,162	39,751,528
Operating profit/(loss)	22,694,018	(31,113,554)	(8,419,536)
Financial expenses, net	5,520,212	13,425,231	18,945,443
Extraordinary expenses, net	39,371	1,256,862	1,296,233
	5,559,583	14,682,093	20,241,676
Profit/(loss) before income tax and minority interests	17,134,435	(45,795,647)	(28,661,212)
Income tax for the year	(9,391,460)	10,732,039	1,340,579
Loss/(profit) applicable to minority interests	(304,997)	1,275,059	970,062
Net result	7,437,978	(33,788,549)	(26,350,571)

(Amounts stated in Euros)

27. SEGMENT INFORMATION (Continued)

The business segment information was presented as required by current Portuguese accounting rules. However, management runs and controls the Company's business in just two segments: Television and other media activities. The business segment information for the years ended 31 December 2003, 2002 and 2001 in accordance with the Company's controls is as follows:

	2003		
	Television	Other companies and consolidation adjustments	Consolidated
Advertising revenue	119,604,141	31,262,854	150,866,995
Subscriptions and newsstand revenue	—	5,373,065	5,373,065
Other operating revenue	15,719,892	27,819,423	43,539,315
Total operating revenue	135,324,033	64,455,342	199,779,375
Broadcasting costs	34,668,492	—	34,668,492
Cost of goods sold	—	1,766,346	1,766,346
Subcontracts and third party supplies, net	39,555,155	43,780,049	83,335,204
Payroll expenses	21,917,221	17,868,630	39,785,851
Other operating expenses	295,433	2,275,957	2,571,390
Total operating expenses	96,436,301	65,690,982	162,127,283
Depreciation and amortisation	8,204,843	13,782,624	21,987,467
Amortisation of goodwill, net	3,639,151	5,153,063	8,792,214
Provisions	767,253	885,047	1,652,300
	12,611,247	19,820,734	32,431,981
Operating profit/(loss)	26,276,485	(21,056,374)	5,220,111
Financial expenses, net	8,755,241	16,382,419	25,137,660
Extraordinary/(income) expenses, net	(1,551,852)	24,024,078	22,472,226
	7,203,389	40,406,497	47,609,886
Profit/(loss) before income tax and minority interests	19,073,096	(61,462,871)	(42,389,775)
Income tax for the year	(9,370,081)	8,333,706	(1,036,375)
Profit applicable to minority interests	(38,986)	(47,572)	(86,558)
Net result	9,664,029	(53,176,737)	(43,512,708)

(Amounts stated in Euros)

27. SEGMENT INFORMATION (Continued)

	2002		
	Television	Other companies and consolidation adjustments	Consolidated
Advertising revenue	118,184,252	38,488,909	156,673,161
Subscriptions and newsstand revenue	—	7,703,275	7,703,275
Other operating revenue	35,265,922	17,564,474	52,830,396
Total operating revenue	153,450,174	63,756,658	217,206,832
Broadcasting costs	39,590,021	(325,638)	39,264,383
Cost of goods sold	—	2,599,971	2,599,971
Subcontracts and third party supplies, net	59,566,864	34,890,283	94,457,147
Payroll expenses	19,060,857	18,438,408	37,499,265
Other operating expenses	121,158	2,191,335	2,312,493
Total operating expenses	118,338,900	57,794,359	176,133,259
Depreciation and amortisation	8,159,102	17,026,655	25,185,757
Amortisation of goodwill, net	3,178,488	4,947,212	8,125,700
Provisions	2,955,207	2,237,906	5,193,113
	14,292,797	24,211,773	38,504,570
Operating profit/(loss)	20,818,477	(18,249,474)	2,569,003
Financial expenses, net	5,649,665	12,883,839	18,533,504
Extraordinary (income)/expenses, net	(2,488,578)	1,099,818	(1,388,760)
	3,161,087	13,983,657	17,144,744
Profit/(loss) before income tax and minority interests	17,657,390	(32,233,131)	(14,575,741)
Income tax for the year	(9,005,300)	19,350,067	10,344,767
Profit applicable to minority interests	(476,983)	(1,295,960)	(1,772,943)
Net result	8,175,107	(14,179,024)	(6,003,917)

(Amounts stated in Euros)

27. SEGMENT INFORMATION (Continued)

	2001		
	TV broadcasting	Other companies and consolidation adjustments	Consolidated
Advertising revenue	116,383,786	63,618,468	180,002,254
Subscriptions and newsstand revenue	—	8,690,438	8,690,438
Other operating revenue	2,716,803	4,775,647	7,492,450
Total operating revenue	119,100,589	77,084,553	196,185,142
Broadcasting costs	—	—	—
Cost of goods sold	59,833,908	4,120,871	63,954,779
Subcontracts and third party supplies, net	18,223,303	39,927,282	58,150,585
Payroll expenses	13,354,196	26,972,413	40,326,609
Other operating expenses	37,434	2,383,743	2,421,177
Total operating expenses	91,448,841	73,404,309	164,853,150
Depreciation and amortisation	5,878,956	19,215,449	25,094,405
Amortisation of goodwill, net	3,178,489	4,228,414	7,406,903
Provisions	1,679,580	5,570,640	7,250,220
	10,737,025	29,014,503	39,751,528
Operating profit/(loss)	16,914,723	(25,334,259)	(8,419,536)
Financial expenses, net	4,637,126	14,308,317	18,945,443
Extraordinary (income)/expenses, net	(156,687)	1,452,920	1,296,233
	4,480,439	15,761,237	20,241,676
Profit/(loss) before income tax and minority interests	12,434,284	(41,095,496)	(28,661,212)
Income tax for the year	(6,340,570)	7,681,149	1,340,579
Loss/(profit) applicable to minority interests	(271,966)	1,242,028	970,062
Net result	5,821,748	(32,172,319)	(26,350,571)

(Amounts stated in Euros)

28. CONSOLIDATED STATEMENTS OF CASH FLOWS

The following information should be read in conjunction with the consolidated statements of cash flows for the years ended 31 December 2003, 2002 and 2001:

a) Receipts relating to the sale of investments result from the sale of Económica SGPS, S.A. and subsidiaries and Oniway (Note 3).

b) Receipts during 2003 relating mainly to the sale of TVI's premises.

c) Payments relating to the acquisition of interests in subsidiary companies, as follows:

	2003	2002	2001
Prestfold	—	5,611,476	—
Multicena, Fealmar and NBP	3,825,982	8,146,253	5,000,000
TVI	3,581,308	—	—
World Editing	1,750,000	—	2,268,651
Radio expansion project	1,346,521	4,349,352	—
Setep	—	—	5,037,859
Internet Service Provider	—	—	4,198,505
Other	460,491	1,454,450	1,845,299
	10,964,302	19,561,531	18,350,314

29. PURCHASE COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET

At 31 December 2003, TVI had contracts relating to the acquisition of broadcasting rights of movies, talk shows, and others amounting to 5,370,843 Euros. The amounts relating to these contracts were not recorded in the balance sheet as of that date, as TVI did not received the assets up to 31 December 2003. The estimated amounts, by year of receipt of the assets, are as follows (Note 3.n)):

Nature	2004	2005	To be defined	Total
Movies	1,465,907	—	1,477,231	2,943,138
Series	846,460	186,625	—	1,033,085
Sports	708,297	—	—	708,297
Entertainment	427,755	—	—	427,755
Cartoons	160,225	—	98,343	258,568
	3,608,644	186,625	1,575,574	5,370,843

During 2003 TVI sold to a real estate fund, the premises in which it is located and entered into a long-term (fifteen years) rental contract. The annual rent due under the contract amounts to approximately 1,403,000 Euros and is subject to annual adjustment based on the rate of inflation.

30. SUBSEQUENT EVENTS

The following significant events occurred after 31 December 2003:

— At the Shareholders' General Meeting held on 10 February 2004 it was decided to change the Company's name from CIGM—Companhia Independente de Gestão de Media, SGPS S.A. to Grupo Media Capital SGPS, S.A.. This change was officially registered on 12 February 2004. At the same meeting the shareholders decided to make a stock split, through application of the factor of 55.33. Accordingly, the existing 927,702 shares, representing the Company's total share capital, were split into 51,332,844 shares and their original nominal value of 4.98 Euros per share was reduced to 0.09 Euros per share.

(Amounts stated in Euros)

30. SUBSEQUENT EVENTS (Continued)

— At the Shareholders' General Meeting held on 19 February 2004 it was decided to increase the Company's share capital by 437,722 Euros, through the issuance of 4,863,575 new shares, representing 8.7% of the Company's share capital, at 0.09 Euros each, with a share premium of 5.93 Euros per share, to be paid by five new shareholders. These shareholders paid for the Company's new shares issued, by a contribution of 15% of Media Global's share capital. This operation was completed on 19 February 2004, after which the Company's fully subscribed and paid up share capital amounted to 5,057,678 Euros, represented by 56,196,419 shares with a nominal value of 0.09 Euros each, share premium was increased by 28,814,826 Euros and equity and goodwill were increased by 29,252,548 Euros, the Company becoming holder of the total share capital of Media Global. This additional acquisition does not have any impact on the balance of the caption "Minority interests" as of 31 December 2003, nor on the Company's statements of profit and loss and cash flows for the year then ended.

PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY

Grupo Media Capital, SGPS, S.A.
Rua Mario Castelhano nº 40, Queluz de Baixo
2749-502 Barcarena
Portugal

LEGAL ADVISERS TO THE COMPANY

As to U.S. and English Law

Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

As to Portuguese law

Linklaters
Avenida Fontes Pereira de Melo
14-15º
1050-121 Lisbon
Portugal

LEGAL ADVISERS TO HMTF MADEIRA CAYMAN, L.P.

As to U.S. and English Law

Weil, Gotshal & Manges
One South Place
London EC2M 2WG
United Kingdom

LEGAL ADVISERS TO THE INITIAL PURCHASERS

As to U.S. Law

Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG
United Kingdom

As to Portuguese law

Leónidas, Matos & Associados
Rua Tierno Galvan
Torre 3, Floor 12
1070-274 Lisbon
Portugal

AUDITORS

Deloitte & Touche, S.A.
Amoreiras
Torre 1, Floor 15
1070-101 Lisbon
Portugal

ANNOUNCEMENT

Grupo Media Capital wishes to announce that it has presented yesterday, end of day, a proposal for the acquisition of 100% of the share capital of Lusomundo Serviços, SGPS, SA.

Lisbon, 15 February 2005

Grupo Media Capital

Grupo Media Capital, SGPS, SA
Capital Social: € 7,448,832,72
Sociedade Aberta

Contribuinte N° 502 816 481

Matriculada na Conservatória do Registo Comercial de Lisboa sob o N° 1891

Sede:
Rua Amoreiras, 105
1250-022 Lisboa

Administração
Rua Mário Castelhano, N° 40
Queluz de Baixo
2749-502 Barcarena

Tel: 21 434 59 04/ 07
Fax: 21 434 59 01

Media Capital

Media Capital owns TVI, a leading Portuguese free-to-air TV broadcasting channel, and has a controlling interest in the NBP group, the leading Portuguese TV production company. Media Capital also has significant market positions and operations in radio and outdoor advertising, and also has a presence in the Internet through IOL, its ISP and portal, and in magazine publishing. Media Capital is listed in the Euronext Lisbon [MCP] since April 2004 and is part of the PSI20 and NEXT 150 stock market indexes.

Media Capital

GRUPO MEDIA CAPITAL SGPS, SA
Sociedade Aberta
Sede: Rua das Amoreiras, n.º 105, Lisboa
Matriculada na Conservatória do Registo Comercial de Lisboa sob o n.º 1891
Pessoa Colectiva n.º 502 816 481
Capital Social: 7.448.832,72 euros

ANNOUNCEMENT

1 - Grupo Media Capital announces today its results for the first quarter 2004 to the market.

Main variations between first quarter 2004 and first quarter 2003 are as follows:

- § Advertising spend has begun to recover, particularly in TV, Outdoor and radio.
- § Media Capital's operating revenues grew 9% vs Q1 2003.
- § Advertising revenues grew 7.2%: TV up 5%, Radio up 18% and Outdoors up 26%.
- § TVI kept clear prime time leadership in audiences thus also in revenues.
- § Radio combined audience shares increased 53% following the 2003 relaunch.
- § EBITDA increased 45% to €6 million.
- § EBITDA margin went up 3.2 p.p. to 13.2%.

2 - Grupo Media Capital announces today the intention of acquiring one radio license pursuant to its radio expansion project.

Media Capital Rádio (MCR), the sub-holding of Grupo Media Capital for the radio sector, has reached an agreement to acquire, for an amount of Euro 4.8 million, 100% of the share capital of Rádio XXI, Lda (Rádio XXI). Rádio XXI is the owner of a radio broadcasting license for the frequency 96.6 FM in Lisbon. This acquisition will allow MCR to control the broadcaster that produces the Best Rock FM format, a radio station whose format was developed by MCR, and whose advertising is sold through Grupo Media Capital. The closing of this transaction is subject to the approval of the AACS - Alta Autoridade para a Comunicação Social (High Authority for the Mass Media).

Lisbon, 28 of April, 2004

Grupo Media Capital

Susana Gomes da Costa
Investor Relations Officer

1. Analysis of consolidated income statement

For the period ending March 31, 2004, Media Capital Group presented **consolidated revenues**[1] of € 45.4 million, an increase of 9% year-on-year and **EBITDA (earnings before interest, tax, depreciation, amortisation and after all provisions)** of € 6.0 million, an increase of 45%.

Operating profit (EBIT) and net result improved 99% and 39%, respectively[2].

(amounts in €)	Q1 2004	Q1 2003	Variance %
Total operating revenue	**45,386,632**	**41,528,431**	**9%**
Television	30,878,799	27,000,621	14%
Radio	2,742,444	2,386,658	15%
Outdoors	3,620,371	2,869,317	26%
Others	8,145,019	9,271,835	-12%
Total operating expenses	39,410,435	37,393,191	5%
EBITDA	**5,976,197**	**4,135,240**	**45%**
Television	6,375,339	5,533,948	15%
Radio broadcasting	149,667	43,956	240%
Outdoors	188,326	(366,628)	N/A
Others	(737,134)	(1,076,036)	31%
Depreciation and amortisation	3,537,580	5,870,694	-40%
Amortisation of goodwill	2,479,298	2,039,114	22%
Net operating profit / (loss)	**(40,680)**	**(3,774,568)**	**99%**
Financial expenses, net	5,913,664	4,221,614	40%
Extraord. (income)/expenses, net	64,821	852,570	-92%
Loss before income tax and minority interests	**(6,019,165)**	**(8,848,752)**	**32%**
Income tax for the period	549,662	(194,632)	N/A
Minority interests	(240,010)	(353,416)	32%
Net profit / (loss) for the period	**(5,709,513)**	**(9,396,800)**	**39%**

The increase in Media Capital **consolidated revenue** was mainly due to strong performance in the Television, Radio and Outdoors businesses. These media segments benefited from good individual performances and from a stronger than expected advertising market in the first quarter 2004, which may already have been

[1] Advertising revenues are seasonal in nature: Q1 2003 represented approx. 21% of the total of 2003. Costs in this market are mostly of a fixed nature and occur more evenly throughout the year.
[2] Please note that the Initial Public Offering (IPO) for Group Media Capital closed on 2nd April 2004. On this date the company received the proceeds related to the primary offering of the IPO.

influenced by the important events like the European Football Cup and Rock in Rio festival to occur in Portugal during the second quarter 2004.

Operating expenses increased 5%, mainly due to increased activity in the non-advertising operations of the TV segment (including TV production), increased personnel costs mainly in TV and to Radio marketing costs related to the re-launch plan.

Depreciation and amortisation charges decreased 40% due to the end of the amortization period of certain assets and extraordinary write-down of intangible assets in December 2003.

Amortisation of Goodwill increased in the period following the acquisition of the remaining 15% of Meglo, the sub-holding which held the group's interests in the operating companies. On the 19th of February 2004, the Meglo shareholders swapped their stakes for 8.7% of Media Capital through a capital increase. This transaction created goodwill of €29,2 million and Meglo became an 100% owned subsidiary of Media Capital. The increase in goodwill is being amortised over 15 years.

Financial expenses increased 40% mainly due to higher debt levels and higher cost of debt mainly relating to bank and other financings. Financial discounts also increased in the quarter, although declining as percentage of revenues, as the planned policy changes had not yet taken place.

Income tax shows a gain in the Q1 2004 due to the effect of a deferred tax charge over the quarter's tax losses. In Q1 2003 the income tax was negative due to the effect of the tax rate change from 2002 to 2003, of 33% to 27.5% respectively.

2. Television

(amounts in €)	Q1 2004	Q1 2003	Variance %
Operating revenue	**30,878,799**	**27,000,621**	**14%**
Advertising	26,209,589	25,038,049	5%
Other revenues	4,669,210	1,962,572	138%
EBITDA	**6,375,339**	**5,533,948**	**15%**

With advertising revenues of €26.2 million, TVI maintains a clear leadership of the TV advertising market in Q1 2004, achieving a market share of 44%[3].

Based on the data from Marktest, TVI is clearly the number one TV station in prime time audience share for the Q1 2004. TVI achieved prime time audience share of 37.7%, a 7.3 pp lead compared to the next broadcaster with 30.4% and achieved all-day audience share of 33.3% comparing with 33.4% of the No. 1 broadcaster. TVI is also the leader in terms of all day audience in the most relevant Portuguese commercial targets, namely housewives (36.2%), women (35.6%) and in the segment ABC1-25-54 years (34.1%).

[3] All overall market information used in this document is in accordance with Media Capital estimates, based on the most reliable information available.

Media Capital

Advertising revenues in TVI grew 5% year-on-year. This growth in revenues was achieved despite lower audience share in Q1 2004 compared to same period last year (33.3% vs 34.4% in all day and 37.7% vs 39.1% in prime time). The decline in audience was mainly caused by better performance of the State owned broadcaster.

Other revenues increased 138% mainly due to increases in sales of CD's, call-TV, SMS and non-advertising related activities including TV production revenues.

Operating expenses in the TV segment increased €3.0 million compared to Q1 2003. This increase related mainly to cost associated with the other non advertising revenues (including TV production), and higher payroll due to the recruitment of people from 2Q 2003 onwards in order to reinforce some departments in TVI. Programming costs were stable compared with same quarter last year.

Consolidated EBITDA of the TV segment grew 15% year-on-year.

This growth in EBITDA was due to the increase in advertising and other revenues, although partially offset by cost increases mainly related to production costs associated with non-advertising revenues and also to reinforcement of headcount.

3. Radio

(amounts in €)	Q1 2004	Q1 2003	Variance %
Operating revenue	**2,742,445**	**2,386,658**	**15%**
Advertising	2,618,825	2,227,291	18%
Other revenues	123,620	159,367	-22%
EBITDA	**149,667**	**43,956**	**240%**

Media Capital Radios (MCR) grew its total **advertising revenue** by 18% and its revenues from media buyers by 27% vs Q1 2003. This was achieved through higher occupancy, but also because the pricing environment has improved since commercial discounts have come down during the first quarter.

MCR's revenue growth was due to the growth in the overall market and an increase in MCR's audience share following the relaunch in 2003.

MCR's combined audience share in Q1 2004 increased 53% vs its performance in Q1 2003 with gains in every station and was up 15% versus 4Q 2003. MCR's total audience share as at the end of Q1 2004 was 24.4%.

These numbers start translating the impact of the restructuring strategy we have adopted.

Total operating expenses increased by 10% due to marketing costs related with the relaunch of Rádio Comercial and Rádio Clube Português.

Consolidated EBITDA of Radio more than tripled year-on-year, although starting from a very small base.

This growth in EBITDA was due to an increase in advertising revenues, partially offset by higher marketing costs compared to Q1 2003 due to the re-launch plan.

4. Outdoor

(amounts in €)	Q1 2004	Q1 2003	Variance %
Operating revenue	**3,620,371**	**2,869,317**	**26%**
Advertising	3,620,371	2,864,839	26%
Other revenues	0	4,478	-100%
EBITDA	**188,326**	**(366,628)**	**N/A**

Media Capital Outdoor (MCO) grew its total **advertising revenue** by 26% vs Q1 2003. MCO's revenue growth was particularly strong in media buyers, where its revenues increased 43% due to improved pricing environment, an increase in occupancy rates and the investment done in advertising capacity during 2003.

Operating costs increased by 6.1% following an increase in sites rental payments due to higher activity and the launching costs of new projects.

Consolidated EBITDA of MCO improved €0.6 million year-on-year, turning positive from the negative contribution in Q1 2003.

This growth in EBITDA was mainly due to the increase in advertising revenue despite the increase in municipal taxes.

5. Others

(amounts in €)	Q1 2004	Q1 2003	Variance %
Operating revenue	**8,145,019**	**9,271,835**	**-12%**
Advertising	718,581	808,566	-11%
Subscriptions and newsstand	1,473,528	1,396,124	6%
Other revenues	5,952,910	7,067,145	-16%
EBITDA	**(737,134)**	**(1,076,036)**	**31%**

Internet operations, magazine publishing and certain central costs, are included in this segment.

Advertising revenues decreased 11%. **Subscriptions and newsstand revenues** from magazines increased 6%. These numbers are not comparable since a number of titles were sold or closed during 2003.

On a like-for-like basis advertising revenues increased 9% and subscriptions and newsstand revenues went up by 25%.

Lux, the society magazine was relaunched in Q1 2004 very successfully since total circulation went up 67% year-on-year to 67,000 copies. This increase resulted in strong improvement in Lux's audiences, up 26% to 3.4% in Q1 2004.

Lux Woman and Maxmen maintained circulation although with higher audiences which were up 17% to 2.1% and up 16% to 3.7% in Q1 2004 respectively.

Other revenues declined 16% mainly due to a fall in active users and minutes in the Internet Service Provider, expected due to the operation being narrowband only. However, this decrease happened in the less profitable segment of the customer base.

EBITDA improved 31% Year-on-year mainly due to better cost efficiency in Press after the restructuring process that took place during 2003 and higher margins in the Internet access business.

6. Cash flow

(amounts in €)	Q1 2004	Q1 2003	Variance %
OPERATING ACTIVITIES:			
Receipts	54,605,794	48,089,070	14%
Payments	(49,953,218)	(46,624,603)	7%
Cash flow before extraordinary items	4,652,576	1,464,467	218%
Cash flows from operating activities (1)	**4,251,147**	**1,131,837**	**276%**
INVESTING ACTIVITIES:			
Receipts	2,502,731	5,094,933	-51%
Payments	(9,857,754)	(4,911,451)	101%
Cash flows from investing activities (2)	**(7,355,023)**	**183,482**	**N/A**
FINANCING ACTIVITIES:			
Receipts	4,310,914	5,900,953	-27%
Payments	(6,126,904)	(12,804,167)	-52%
Cash flows from financing activities (3)	**(1,815,990)**	**(6,903,214)**	**74%**
Variation of cash and equivalents (4) = (1) + (2) + (3)	(4,919,866)	(5,587,895)	
Cash and equivalents at the begining of the quarter	9,055,444	8,600,553	
Cash and equivalents at the end of the quarter	4,135,578	3,012,659	

Cash flow from operating activities increase of 276% in the quarter was primarily attributable to stronger operating performance.

Media Capital had **cash flow from investing activities** of minus €7.4 million in the first quarter of 2004.

Payments on investments relate mainly to €4.8 million advanced on the agreement for acquisition of a strategic radio license associated with Media Capital radio expansion projects and to the €2.4 million other deferred payments on previous acquisitions.

Receipts of €2.4 million relate mainly to the remaining head office premises sale proceeds.

Although capex in the quarter was lower than same quarter 2003, payments of €2.6 million related to purchases of tangible and intangible assets did not decrease year-on-year, which reflects payments of capex invoices from prior period.

Media Capital

Cash flow from financing activities during Q1 2004 resulted in a net cash outflow of €1.8 million due to increase in loans obtained offset by decrease in repayments of debt. Increase of financial charges year-on-year relate to higher indebtness of Media Capital prior to the IPO.

7. Debt

(amounts in €)	Q1 2004	Q4 2003	Variance %
Total Group debt	**222,227,503**	**220,891,953**	**1%**
Senior facility	183,352,858	183,352,858	0%
Other debt	38,874,645	37,539,095	4%

Media Capital increased its other debt from €37.5 million in December 2003 to €38.9 million in March 2004, primarily due to the radio expansion projects.

8. Post Balance Sheet events

Media Capital closed an Initial Public Offering of shares on 2 April 2004. In the offering, Media Capital raised €100 million of gross primary proceeds and €91.4 million net of expenses. The Company used most of the net proceeds to repay debt.

Media Capital also amended its Term Loan and Revolving Credit Facility which consists of a €100.0 million amortizing term loan that was used to refinance existing indebtedness and a five-year €50.0 million revolving credit facility that can be used for general corporate purposes and acquisitions. This amendment was closed on 5 April 2004 Both tranches of the amended Term Loan and Revolving Credit Facility mature on 29 March 2009.

9. Year 2004

Due to limited visibility on the second half of 2004, Media Capital is maintaining its expectations for the year:

§ Estimated growth of total advertising market of 5%.
§ TVI growing in line with the market, while radios and outdoors will outperform.
§ Maintain market shares in TVI and grow radio and outdoor market shares.
§ Operating costs growing in line with inflation.

GRUPO MEDIA CAPITAL, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

FOR THE THREE MONTHS ENDED 31 MARCH 2004 AND 2003

(Amounts stated in Euros)

	Q1 2004	Q1 2003
Advertising revenue	33,167,364	30,938,746
Subscriptions and newsstand revenue	1,473,528	1,396,124
Other operating revenue	10,745,740	9,193,562
Total operating revenue	45,386,632	41,528,432
Broadcasting costs	6,354,276	7,044,841
Cost of goods sold	606,023	492,713
Subcontracts and third party supplies	21,248,681	19,687,168
Payroll expenses	10,246,781	9,418,395
Other operating expenses	729,863	567,647
Total operating expenses	39,185,624	37,210,764
Depreciation and amortisation	3,537,580	5,870,694
Amortisation of goodwill	2,479,298	2,039,114
Provisions	224,810	182,428
	6,241,688	8,092,236
Net operating profit / (loss)	(40,680)	(3,774,568)
Financial expenses, net	5,913,664	4,221,614
Extraordinary (income) / expenses, net	64,821	852,570
	5,978,485	5,074,184
Loss before income tax and minority interests	(6,019,165)	(8,848,752)
Income tax for the year	549,662	(194,632)
Profit/(loss) applicable to minority interests	(240,010)	(353,416)
Net (loss) for the year	(5,709,513)	(9,396,800)

GRUPO MEDIA CAPITAL, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF 31 MARCH 2004 AND 2003

(Amounts stated in Euros)

	31-3-2004	31-3-2003
ASSETS:		
Current assets:		
Cash and cash equivalents	4,135,578	3,012,659
Trade accounts receivable, net	21,295,178	31,987,860
Other current assets, net	9,699,325	8,860,621
Inventories, net	812,927	1,033,323
Accruals and deferrals	55,518,620	59,322,656
Total current assets	91,461,628	104,217,119
Medium and long-term assets:		
Other non current assets	39,795,810	51,057,532
Investments in affiliated companies, net	2,332,168	7,264,235
Tangible fixed assets, net	37,941,052	55,306,057
Intangible assets, net	10,290,185	22,005,565
Goodwill, net	162,309,548	132,775,020
TOTAL ASSETS	344,130,391	372,625,528
LIABILITIES:		
Current liabilities:		
Bank loans	41,747,083	44,685,831
Accounts payable to suppliers	31,056,800	43,765,483
Accounts payable to public entities	7,041,876	16,584,602
Other current liabilities	27,875,367	38,558,807
Accruals and deferrals	38,218,615	32,844,257
Total current liabilities	145,939,741	176,438,980
Medium and long-term liabilities:		
Bank loans	174,670,870	166,654,830
Accounts payable to public entities	1,283,652	1,596,900
Other non current liabilities	14,867,975	15,786,192
Deferred income tax	540,771	2,933,587
Total medium and long-term liabilities	191,363,268	186,971,509
TOTAL LIABILITIES	337,303,009	363,410,489
MINORITY INTERESTS	2,915,477	7,002,761
	340,218,486	370,413,250
SHAREHOLDERS' EQUITY:		
Share capital	5,057,678	4,619,956
Share premium account	84,747,264	55,932,438
Supplementary capital contributions	15,572,500	3,300,000
Accumulated losses	(95,756,024)	(52,243,316)
Net (loss) for the year	(5,709,513)	(9,396,800)
TOTAL SHAREHOLDERS' EQUITY	3,911,905	2,212,278
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	344,130,391	372,625,528

Media Capital

GRUPO MEDIA CAPITAL, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED 31 MARCH 2004 AND 2003

(Amounts stated in Euros)

	Q1 2004	Q1 2003
OPERATING ACTIVITIES:		
Collections from clients	54,605,794	48,089,070
Payments to suppliers	(28,973,074)	(26,310,764)
Payments to employees	(10,330,852)	(9,785,846)
Cash flow from operations	15,301,868	11,992,460
Other payments relating to operating activities, net	(10,649,292)	(10,527,993)
Cash flow before extraordinary items	4,652,576	1,464,467
Payments relating to extraordinary items	(401,429)	(332,630)
Cash flows from operating activities (1)	4,251,147	1,131,837
INVESTING ACTIVITIES:		
Receipts relating to:		
Sale of investments	-	4,862,346
Sale of tangible fixed assets	2,428,603	232,587
Subsidies	74,128	-
	2,502,731	5,094,933
Payments relating to:		
Investments	(7,218,117)	(2,270,412)
Purchase of tangible fixed assets	(2,188,610)	(1,594,180)
Intangible assets	(451,027)	(1,046,859)
	(9,857,754)	(4,911,451)
Cash flows from investing activities (2)	(7,355,023)	183,482
FINANCING ACTIVITIES:		
Receipts relating to:		
Loans obtained	3,963,122	2,533,975
Supplementary capital contributions	-	3,300,000
Interest and similar income	347,792	66,978
	4,310,914	5,900,953
Payments relating to:		
Loans obtained	(2,138,011)	(9,545,645)
Interest	(2,404,115)	(2,200,864)
Other payments relating to financial expenses	(1,584,778)	(1,057,657)
	(6,126,904)	(12,804,166)
Cash flows from financing activities (3)	(1,815,990)	(6,903,213)
Variation of cash and equivalents (4) = (1) + (2) + (3)	(4,919,866)	(5,587,894)
Cash and equivalents at the begining of the year	9,055,444	8,600,553
Cash and equivalents at the end of the year	4,135,578	3,012,659

Media Capital

GRUPO MEDIA CAPITAL SGPS, SA
Sociedade Aberta
Sede: Rua das Amoreiras, n.º 105, Lisboa
Matriculada na Conservatória do Registo Comercial de Lisboa sob o n.º 1891
Pessoa Colectiva n.º 502 816 481
Capital Social: 7.448.832,72 euros

2004 FIRST HALF RESULTS

§ Advertising spend in Portugal has continued to recover and also benefited from one-off events.

§ In H1 2004, Media Capital advertising revenues grew 14% year-on-year: TV up 9%, Radio up 35%, Outdoors up 48%.

§ In Q2 2004, Media Capital advertising revenues grew 19% year-on-year: TV up 13%, Radio up 48%, Outdoors up 63%.

§ TVI is leader in prime time audiences and in share of advertising market.

§ Consolidated EBITDA increased 32% to €22.5 million, in H1 2004.

§ Consolidated EBITDA margin went up 2.7 p.p. to 20.7%, in H1 2004.

§ Total debt down € 83 million to € 138 million since December 2003.

Lisbon, 26th of July, 2004

Grupo Media Capital

Susana Gomes da Costa
Investor Relations Officer

Media Capital

1. Analysis of consolidated income statement

For the period ending June 30th, 2004, Media Capital Group reported **consolidated revenues** of €109.0 million, a 14% increase year-on-year and **EBITDA (net of all provisions)** of €22.5 million, up 32%.

Operating profit (EBIT) and **net result** improved 431% and 47%, respectively[1].

The first half of 2004 experienced the positive impact of the European Football Cup and the Rock in Rio festival. It is worth noting that traditional advertisers, absent for the past 2 years, have also increased their budgets thus confirming the first signs of economic recovery. According to Marktest (Mediamonitor), the Portuguese advertising market increased 14.8% 1H 2004 compared to the same period last year (table prices).

(€ thousands)	H1 2004	H1 2003	Var %	Q2 2004	Q2 2003	Var %
Total operating revenue	**108,952**	**95,176**	**14%**	**63,565**	**53,647**	**18%**
Television	74,275	62,407	19%	43,396	35,407	23%
Radio	6,975	5,420	29%	4,233	3,033	40%
Outdoors	10,563	7,125	48%	6,943	4,256	63%
Others	17,138	20,223	-15%	8,993	10,952	-18%
Total operating expenses	86,416	78,084	11%	47,006	40,691	16%
EBITDA	**22,535**	**17,091**	**32%**	**16,559**	**12,956**	**28%**
Television	21,188	17,329	22%	14,812	11,795	26%
Radio broadcasting	976	473	106%	826	429	92%
Outdoors	2,187	358	512%	1,998	724	176%
Others	-1,814	-1,068	-70%	-1,077	8	N/A
Depreciation and amortisation	8,038	11,266	-29%	4,500	5,395	-17%
Amortisation of goodwill	5,220	4,078	28%	2,741	2,039	34%
Net operating profit / (loss)	**9,277**	**1,747**	**431%**	**9,318**	**5,522**	**69%**
Financial expenses, net	11,164	9,106	23%	5,250	4,884	7%
Extraord. (income)/expenses, net	26	1,223	-98%	-38	371	N/A
Loss before income tax/ minor. interests	**-1,913**	**-8,582**	**78%**	**4,107**	**267**	**1438%**
Income tax for the period	-2,330	-139	-1577%	-2,880	56	N/A
Minority interests	-642	-443	-45%	-402	-89	-350%
Net profit / (loss) for the period	**-4,885**	**-9,163**	**47%**	**825**	**233**	**253%**

1 Please note that the Initial Public Offering (IPO) for Group Media Capital closed on 2nd April 2004. On this date the

Media Capital

Operating expenses were up 11%, mainly due to higher non-advertising sales in the TV segment (€1.3 million), an increase in TV production (€1.1 million), higher programming costs (€2.7 million) mainly explained by the Euro 2004, €0.8 million in marketing costs related to the re-launch of the Radios, and new costs now that Media Capital is a quoted company. Also personnel costs went up €2.5 million (excluding those related with programming) mainly in TV as personnel was added and in Others which include restructuring costs in the internet area and also higher accruals for year-end bonuses.

(€ thousands)	H1 2004	H1 2003	Var %	Q2 2004	Q2 2003	Var %
Total operating expenses	**86,416**	**78,085**	**11%**	**47,006**	**40,691**	**16%**
Broadcasting costs	14,124	15,125	-7%	7,770	8,080	-4%
Cost of goods sold	849	925	-8%	243	432	-44%
Subcontracts and 3rd party supp	46,418	40,927	13%	25,169	21,240	19%
Payroll expenses	22,424	19,234	17%	12,177	9,816	24%
Other operating expenses	1,458	1,243	17%	728	675	8%
Provisions	1,143	631	81%	918	449	105%

Depreciation and amortisation charges decreased 29% due to the end of the amortisation period of certain assets, especially in the internet business, and extraordinary write-downs of intangible assets in December 2003.

Amortisation of Goodwill increased in the period following the acquisition in 1Q 2004 of the remaining 15% of Meglo, the sub-holding which held the group's interests in the operating companies, resulting in €29.2 million goodwill to be amortised in 15 years. The acquisition of the remaining 35% in TCS, the Outdoor subsidiary acquired in July 2004 but accounted for in 1H 2004, resulted in €3.4 million goodwill to be amortised over 16 years.

Financial expenses increased 23% mainly due to one-off bank debt refinancing costs after the IPO, amounting to €2.7 million affecting mainly the second quarter. Interest and related expenses are 12% lower following the decrease in debt post-IPO. Financial discounts to advertisers decreased by 12% in 1H04 and 48% in 2Q04.

Income tax (non cash) is booked, despite a pre-tax loss, since goodwill and some other cost items are not fiscally deductible.

2. Television

(€ thousands)	H1 2004	H1 2003	Var %	Q2 2004	Q2 2003	Var %
Operating revenue	**74,275**	**62,407**	**19%**	**43,396**	**35,407**	**23%**
Advertising	64,015	58,579	9%	37,805	33,541	13%
Variation of production	3,311	-1,264	N/A	1,653	-1,047	N/A
Other revenues	6,949	5,092	36%	3,938	2,913	35%
EBITDA	**21,188**	**17,329**	**22%**	**14,812**	**11,795**	**26%**
EBITDA margin	28.5%	27.8%	3%	34.1%	33.3%	2%

TV segment includes TV broadcasting, TV production and non-advertising TV related activities.

With advertising revenues of €64.0 million, TVI is the leader in the TV advertising market in H1 2004, with a 43%[2] market share.

Based on the data from Marktest, TVI is the number one TV station in prime time audience share for the H1 2004.

Audiences (%)	RTP1	RTP2	SIC	TVI
All day				
H1 2003	26.6	5.9	33.8	**33.8**
H1 2004	29.4	4.6	33.5	**32.5**
Prime time				
H1 2003	23.6	5.8	32.3	**38.3**
H1 2004	28.1	4.3	31.4	**36.3**

Source: Marktest

TVI is also the leader in terms of all day audience in the most relevant Portuguese commercial targets, namely housewives (35.5%), women (35.1%) and in the segment ABC1-25-54 years (32.5%).

The main beneficiary in this period has been the State TV channel since they had access to most of the Euro 2004 games in which Portugal played and also broadcasted the UEFA European Champion's League, won by a Portuguese team.

Advertising revenues in TVI grew 9% year-on-year in the first half and 13% in the second quarter. This growth in revenues, achieved despite a lower audience share, was based on higher occupancy (up 2.6% in all-day and 3.6% in prime time) and lower agency commissions and commercial discounts.

Variation of production can be defined as the difference between TV soaps and series produced internally and what is aired in that period. This item was positive in 1H 2004 since two series were produced simultaneously (versus only one produced in 1H 2003). Consequently TV stocks increased as TVI broadcasted at a lower pace than the production of stock. This has an impact on revenues since a revenue is booked to match the cost of productions going to stock. This revenue will be reversed in future quarters as TV production slows and TV broadcasting catches up.

Other revenues increased 36% mainly due to increases in sales of CD's (which represent the bulk of the other TV revenues), call-TV and non-advertising related activities (mainly concerts in Euro 2004 host cities).

Operating expenses in the TV segment increased €8.0 million compared to H1 2003, of which €1.1 million relates to a higher level of TV productions. Costs associated with non-advertising revenues were up €1.3 million, while a further €0.9 million increase came from higher payroll following reinforcement of headcount in TVI. Total programming costs increased €2.7 million year-on-year. Investments were made in Euro 2004 games and in diversifying the regular grid to include more affordable football, films, comedies, and news in the morning, while reducing investment in reality shows.

Consolidated EBITDA of the TV segment grew 22% year-on-year and EBITDA margins increased from 27.8% to 28.5%.

---

2 All overall market information used in this document is in accordance with Media Capital's estimates, based on the most reliable information available

3. Radio

(€ thousands)	H1 2004	H1 2003	Var %	Q2 2004	Q2 2003	Var %
Operating revenue	6,975	5,420	29%	4,233	3,033	40%
Advertising	6,754	5,020	35%	4,135	2,793	48%
Other revenues	221	399	-45%	97	240	-59%
EBITDA	976	473	106%	826	429	92%
EBITDA margin	14.0%	8.7%	60%	19.5%	14.2%	38%

MCR's combined audience share in Q1 2004[3] increased 53% vs Q1 2003 with gains in every station and was up 15% versus Q4 2003. MCR's combined audience share was 24.4% at the end of Q1 2004.

The overall market grew 23% in the H1 2004, according to Marktest. Media Capital Radios (MCR) was able to increase its advertising revenues above market as it gained audience share consistently following the relaunches started in 2003.

MCR grew its total **advertising revenue** by 35% vs 1H 2003. This was achieved through higher occupancy (+7%) and an improved pricing environment, following an increase in share of audience. The decrease in commercial discounts during the first half resulted in price increases.

Total operating expenses increased 21% due to marketing costs (€ 0.8 million) related with the relaunch of Rádio Comercial and Rádio Clube Português and also due to rental costs from new retransmission agreements in order to increase coverage.

Consolidated EBITDA of Media Capital's radio operation more than doubled year-on-year thanks to a significantly stronger market position, increasing the EBITDA margin by 5.3 p.p. to 14%.

4. Outdoor

(€ thousands)	H1 2004	H1 2003	Var %	Q2 2004	Q2 2003	Var %
Operating revenue	10,563	7,125	48%	6,943	4,256	63%
Advertising	10,550	7,120	48%	6,930	4,255	63%
Other revenues	13	6	118%	13	1	827%
EBITDA	2,187	358	512%	1,998	724	176%
EBITDA margin	20.7%	5.0%	313%	28.8%	17.0%	69%

Media Capital

Media Capital Outdoor (MCO)'s total **advertising revenue** was up 48% vs H1 2003. MCO's revenue growth was due to higher capacity in 2004 (up 6% in 8x3 panels and 54% in urban furniture mupis, which together represent more than 50% of sales in H1 2004), an increase in occupancy rates in 8x3's from 66% to 77% and maintaining occupancy levels in mupis despite the substantial increase in capacity. Double digit price increases in the main products also contributed to growth.

Operating costs increased 24% mainly through variable concession costs following an increase in sales volume, an increase in some fees payable to municipalities, and development costs of new projects to be launched, such as MCO TV (Television network in subway stations).

Consolidated EBITDA of MCO improved €1.8 million year-on-year or 6 fold with the EBITDA margin increasing from 5.0% to 20.7%.

5. Others

(€ thousands)	H1 2004	H1 2003	Var %	Q2 2004	Q2 2003	Var %
Operating revenue	**17,138**	**20,223**	**-15%**	**8,993**	**10,962**	**-18%**
Advertising	2,196	2,427	-9%	1,478	1,618	-9%
Subscriptions and newsstand	2,977	2,744	9%	1,503	1,348	12%
Other revenues	11,965	15,053	-21%	6,012	7,986	-25%
EBITDA	**(1,814)**	**(1,068)**	**-70%**	**(1,077)**	**08**	**N/A**

Internet operations, magazine publishing and certain central costs, are included in this segment.

Advertising revenues are not comparable since a number of titles were sold or closed during 2003.

On a like-for-like basis advertising revenues increased 3% and subscriptions and newsstand revenues went up by 14% following an 80% increase in circulation of the flagship magazine LUX.

The bulk of advertising revenues comes from press, although the internet business is increasing its contribution.

Other revenues declined 21% mainly due to a fall in active users and minutes in the Internet Service Provider business since the operation is narrowband.

EBITDA decreased 70% year-on-year due to restructuring costs in the internet area, higher accruals for year-end bonuses and new costs now that Media Capital is a quoted company.

Media Capital

6. Cash movements

(€ thousand)	H1 2004	H1 2003	Var %	Q2 2004	Q2 2003	Var %
Operating activities						
Receipts	118,548	108,761	9%	63,943	60,672	5%
Payments	-108,658	-93,168	17%	-58,704	-46,543	26%
Cash flow bef. Extraord	9,891	15,593	-37%	5,238	14,128	-63%
Cash flows op. activities (1)	**9,387**	**15,200**	**-38%**	**5,136**	**14,068**	**-63%**
Investing activities						
Receipts	2,519	5,130	-51%	16	35	-54%
Payments	-21,651	-14,361	51%	-11,793	-9,450	25%
Cash flows inv. activities (2)	**-19,132**	**-9,231**	**-107%**	**-11,777**	**-9,415**	**-25%**
Financing activities						
Receipts	100,452	14,625	587%	96,141	8,724	1002%
Payments	-95,500	-21,873	337%	-89,373	-9,069	885%
Cash flows fin. activities (3)	**4,952**	**-7,248**	**N/A**	**6,768**	**-345**	**N/A**
Variation of cash (4) = (1) + (2) + (3)	-4,792	-1,280		127	4,308	
Cash at the begining of the period	9,055	8,601		9,055	3,013	
Cash at the end of the period	**4,263**	**7,321**		**9,183**	**7,321**	

Cash flow from operating activities decreased because collections improved 9% year-on-year vs a 14% growth in revenues and because there were payments of expenses incurred last year as well as one-off IPO and shareholder related payments.

Media Capital had **cash flows from investing activities** of €19.1 million in 1H 2004. The receipts of €2.5 million relate to the balance of the proceeds from the sale of the head offices. The payment side was influenced by the one-off €6.2 million payments of IPO fees and expenses.

Cash flow from financing activities in 1H2004 resulted mainly from the €100 million of the IPO capital increase, partially offset by €83 million of debt reduction, €6.8 million of interest paid, and other payments related to financial charges including €2.7 million of the debt refinancing costs.

7. Debt

(€ thousands)	Jun-04	Dez-03	Change	Var %
Total Group debt	**137,846**	**220,892**	**-83,046**	**-38%**
Senior facility	117,853	183,353	-65,500	-36%
Other debt	19,993	37,539	-17,546	-47%

Media Capital decreased its senior facility and other debt from December 2003 to June 2004, primarily due to the use of the IPO net proceeds, offset by debt increases mainly related to the acquisition of Radio XXI for €4.8 million and €3.5 million of payments related to acquisitions made in prior periods.

Media Capital

8. Guidance for 2004

§ Estimated growth of total advertising market of 5% to 7.5% following the first signs of economic growth.

§ TV growing in line with the market, while radios and outdoors will outperform.

§ Maintaining advertising market shares in TVI and growing radio and outdoor advertising market shares.

§ Operating costs growing in line with inflation in the advertising activities.

Media Capital

GRUPO MEDIA CAPITAL, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

FOR THE PERIOD ENDED 30 JUNE 2004

(Amounts stated in Euros)

	June ytd 04	June ytd 03
Advertising revenue	83,515,801	73,145,633
Subscriptions and newsstand revenue	2,976,977	2,743,753
Other operating revenue	22,459,029	19,286,416
Total operating revenue	108,951,808	95,175,802
Broadcasting costs	14,124,295	15,124,866
Cost of goods sold	849,177	925,424
Subcontracts and third party supplies	46,418,162	40,926,582
Payroll expenses	22,423,832	19,234,198
Other operating expenses	1,457,924	1,242,788
Total operating expenses	85,273,390	77,453,858
Depreciation of tangible assets	5,366,344	5,645,476
Amortisation of intangible assets	2,671,390	5,620,357
Amortisation of goodwill	5,220,273	4,078,228
Provisions	1,143,024	630,534
	14,401,031	15,974,596
Net operating profit / (loss)	9,277,387	1,747,348
Financial expenses, net	11,163,533	9,105,683
Extraordinary (income) / expenses, net	26,356	1,223,434
	11,189,888	10,329,116
Loss before income tax and minority interests	(1,912,502)	(8,581,768)
Income tax for the year	(2,330,345)	(138,919)
Loss applicable to minority interests	(642,018)	(442,789)
Net loss for the year	(4,884,865)	(9,163,476)

GRUPO MEDIA CAPITAL, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AS OF 30 JUNE 2004

(Amounts stated in Euros)

	June ytd 04	June ytd 03
ASSETS:		
Current assets:		
Cash and cash equivalents	4,263,072	7,320,688
Trade accounts receivable, net	26,783,123	25,299,940
Other current assets, net	9,724,688	10,273,366
Inventories, net	799,758	868,517
Accruals and deferrals	55,979,377	55,718,383
Total current assets	97,550,017	99,480,894
Medium and long-term assets:		
Other non current assets	24,179,139	51,285,163
Investments in affiliated companies, net	7,114,778	7,058,165
Tangible fixed assets, net	37,605,408	54,009,404
Intangible assets, net	25,061,646	21,735,759
Goodwill, net	162,290,009	130,739,305
TOTAL ASSETS	353,800,997	364,308,691
LIABILITIES:		
Current liabilities:		
Bank loans	17,389,641	32,998,251
Accounts payable to suppliers	27,207,750	39,304,655
Accounts payable to public entities	11,565,875	16,385,174
Other current liabilities	27,891,550	28,465,827
Accruals and deferrals	32,189,358	34,743,128
Total current liabilities	116,244,175	151,897,034
Medium and long-term liabilities:		
Bank loans	115,385,449	181,100,497
Accounts payable to public entities	1,200,107	1,578,164
Other non current liabilities	13,243,517	14,233,568
Shareholder loan		-
Deferred income tax	337,882	2,933,587
Total medium and long-term liabilities	130,166,956	199,845,816
TOTAL LIABILITIES	246,411,130	351,742,850
MINORITY INTERESTS	2,653,317	7,120,240
	249,064,448	358,863,090
SHAREHOLDERS' EQUITY:		
Share capital	7,448,833	4,619,956
Share premium account	197,928,606	55,932,438
Supplementary capital contributions	-	6,300,000
Accumulated losses	(95,756,024)	(52,243,316)
Net loss for the year	(4,884,866)	(9,163,476)
TOTAL SHAREHOLDERS' EQUITY	104,736,550	5,445,602
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	353,800,997	364,308,691

Media Capital

GRUPO MEDIA CAPITAL, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW FOR THE PERIOD ENDED 30 JUNE 2004

(Amounts stated in Euros)

	June ytd 04	June ytd 03
OPERATING ACTIVITIES:		
Collections from clients	118,548,328	108,760,963
Payments to suppliers	(63,914,009)	(52,864,573)
Payments to employees	(22,457,609)	(19,031,010)
Cash flow from operations	32,176,710	36,865,380
Other payments relating to operating activities, net	(22,285,990)	(21,272,431)
Cash flow before extraordinary items	9,890,720	15,592,949
Payments relating to extraordinary items	(503,326)	(393,400)
Cash flows from operating activities (1)	9,387,394	15,199,549
INVESTING ACTIVITIES:		
Receipts relating to:		
Sale of investments	-	4,862,346
Sale of tangible fixed assets	2,444,603	267,259
Subsidies	74,128	-
Dividends	-	-
Interest and similar income	-	-
	2,518,731	5,129,605
Payments relating to:		
Investments	(8,403,630)	(7,055,728)
Purchase of tangible fixed assets	(5,446,650)	(6,219,279)
Intangible assets	(7,800,287)	(1,085,988)
Loan to affiliated company	-	-
	(21,650,567)	(14,360,995)
Cash flows from investing activities (2)	(19,131,836)	(9,231,390)
FINANCING ACTIVITIES:		
Receipts relating to:		
Loans obtained	-	8,229,671
Capital increase / Supplementary capital contributions	100,052,926	6,300,000
Interest and similar income	399,176	95,743
	100,452,102	14,625,414
Payments relating to:		
Loans obtained	(81,817,601)	(12,763,115)
Interest	(6,763,453)	(6,390,418)
Other payments relating to financial expenses	(6,918,978)	(2,719,905)
	(95,500,032)	(21,873,438)
Cash flows from financing activities (3)	4,952,070	(7,248,024)
Variation of cash and equivalents (4) = (1) + (2) + (3)	(4,792,372)	(1,279,865)
Cash and equivalents at the begining of the year	9,055,444	8,600,553
Cash and equivalents at the end of the year	4,263,072	7,320,688

GRUPO MEDIA CAPITAL SGPS, SA
Sociedade Aberta
Sede: Rua das Amoreiras, n.º 105, Lisboa
Matriculada na Conservatória do Registo Comercial de Lisboa sob o n.º 1891
Pessoa Colectiva n.º 502 816 481
Capital Social: 7.448.832,72 euros

2004 SEPTEMBER YTD RESULTS

- In Sep. 2004 YTD, Media Capital advertising revenues grew 12% year-on-year: TV up 8%, Radio up 28%, Outdoors up 34%.
- In Q3 2004, Media Capital advertising revenues grew 6% year-on-year: TV up 4%, Radio up 17%, Outdoors up 7%.
- TVI is leader in prime time audiences and in share of advertising market.
- Consolidated EBITDA increased 27% to €28.7 million, in YTD Sep. 2004.
- Consolidated EBITDA margin went up 2.4 p.p. to 18.4%, in YTD Sep. 2004.
- Total debt went down € 82 million to € 139 million since December 2003.

Lisbon, 28th of October, 2004

Grupo Media Capital

Susana Gomes da Costa
Investor Relations Officer

Media Capital

1. Analysis of consolidated income statement

For the period ending September 30th, 2004, Media Capital Group reported **consolidated revenues** of €156.3 million, an 11% increase year-on-year and **EBITDA (net of all provisions)** of €28.7 million, up 27%.

Operating profit (EBIT) went up from €268 thousand last year to €8.4 million in 2004. **Net result** amounted to a €8.4[1] million loss versus losses of €20.5 million in the same period last year.

Total Group advertising revenues went up 6% in the Q3 2004, which is seasonally the weakest quarter of the year. This growth was based on the growth in the advertising market, leading to more occupancy and better pricing conditions. The accumulated 12% increase in advertising revenues in the 9M 2004 still reflects the positive contribution of the one-off events like the European Football Cup which took place in the Q2 2004.

(€ thousands)	Sep 04 ytd	Sep 03 ytd	Var %	Q3 2004	Q3 2003	Var %
Total operating revenue	**156,308**	**141,091**	**11%**	**47,356**	**45,916**	**3%**
Television	105,232	93,555	12%	30,957	31,148	-1%
Radio	10,374	8,552	21%	3,399	3,132	9%
Outdoors	14,540	10,849	34%	3,977	3,724	7%
Others	26,162	28,135	-7%	9,024	7,911	14%
Total operating expenses	127,614	118,451	8%	41,198	40,366	2%
EBITDA	**28,694**	**22,641**	**27%**	**6,158**	**5,549**	**11%**
EBITDA margin	**18.4%**	**16.0%**		**13.0%**	**12.1%**	
Television	27,596	23,601	17%	6,408	6,272	2%
Radio broadcasting	1,138	599	90%	162	126	29%
Outdoors	2,542	678	275%	355	321	11%
Others	(2,582)	(2,238)	-15%	(768)	(1,169)	34%
Depreciation and amortisation	12,358	16,254	-24%	4,320	4,989	-13%
Amortisation of goodwill	7,919	6,118	29%	2,698	2,040	32%
Net operating profit / (loss)	**8,417**	**268**	**3035%**	**(860)**	**(1,479)**	**42%**
Financial expenses, net	13,798	18,134	-24%	2,635	9,029	-71%
Extraord. (income)/expenses, net	52	1,967	-97%	26	744	-96%
Loss before income tax/ minor. interests	**(5,433)**	**(19,833)**	**73%**	**(3,521)**	**(11,251)**	**69%**
Income tax for the period	(2,265)	(213)	-964%	66	(74)	N/A
Minority interests	(711)	(490)	-45%	(69)	(47)	-47%
Net profit / (loss) for the period	**(8,409)**	**(20,536)**	**59%**	**(3,524)**	**(11,372)**	**69%**

[1] Please note that the Initial Public Offering (IPO) for Group Media Capital closed on 2nd April 2004. On this date the company received the proceeds related to the primary offering of the IPO.

Media Capital

Operating expenses were up 8%, following higher non-advertising sales in the TV segment (€1.8 million more cost), an increase in TV production (€1.8 million), higher programming costs (€2.9 million) mainly related to the Euro 2004, higher marketing costs related to the re-launch of the Radios, amounting to €1.1 million, and €0.9 million from the rent of the premises in which it is located (last year costs were recorded as depreciation as head office was sold in the end of 2003). Operating expenses were up 2% if we compare Q3 year-on-year.

Depreciation and amortisation decreased 24% due to the sale of the head office in the end of 2003, the end of the depreciation and amortisation period of certain assets, especially in the internet business, and the extraordinary write-downs of intangible assets in December 2003.

Amortisation of Goodwill has increased in the period following the acquisition in Q1 2004 of the remaining 15% of Meglo, the sub-holding which held the group's interests in the operating companies (€29.2 million goodwill to be amortised in 15 years) and the acquisition in July 2004 of the remaining 35% on TCS, the Outdoor subsidiary (€3.4 million goodwill to be amortised over 16 years).

Media Capital is planning to merge Meglo with other non-operating holdings in order to reduce the operating associated costs.

Financial expenses were down 24% mainly due to a 37% decrease (€3.4 million) in interest and related expenses following the reduction in total debt post-IPO from €221 million in December 2003 to €139 million at the end of September 2004 and a decrease of 26% (€1.1 million) in financial discounts to advertisers. In Q3 interest and related expenses were 64% lower and financial discounts to advertisers were 53% below Q3 2003.

Income tax (non cash) was booked, despite a pre-tax loss, since goodwill and some other cost items are not fiscally deductible.

2. Television

(€ thousands)	Sep 04 ytd	Sep 03 ytd	Var %	Q3 2004	Q3 2003	Var %
Operating revenue	**105,232**	**93,555**	**12%**	**30,957**	**31,148**	**-1%**
Advertising	89,464	83,059	8%	25,450	24,480	4%
Variation of production	4,695	1,763	166%	1,384	3,027	-54%
Other revenues	11,072	8,733	27%	4,123	3,641	13%
EBITDA	**27,596**	**23,601**	**17%**	**6,408**	**6,272**	**2%**
EBITDA margin	26.2%	25.2%		20.7%	20.1%	

TV segment includes TV broadcasting, TV production and non-advertising TV related activities.

Media Capital

For the first 9 months of 2004 TVI is the number one TV station in prime time audience share, based on the data from Marktest, and it is committed to maintaining its leadership position. Media Capital's FTA operator has, in that context, reached an agreement with Sport TV to broadcast 33 Portuguese first league soccer matches per season in the 2004/05 and 2005/06 season and the exclusive transmission rights for the highlights of the remaining games. TVI has also developed a new grid, which is already bearing fruits in the fourth quarter.

As of the 25th of October TVI achieved leadership in all day with a 36.8% share in the month (32,5% YTD) and improved leadership in prime-time to a 42,1% share (36,5% YTD) due to the success of the "Farm" reality show and continued success of soaps, soccer and news.

Audiences (%)	RTP1	RTP2	SIC	TVI
All day				
Sep 03 ytd	26.6	5.9	34.5	**33.0**
Sep 04 ytd	28.8	5.1	34.0	**32.0**
Prime time				
Sep 03 ytd	23.7	5.8	32.7	**37.8**
Sep 04 ytd	26.9	4.6	32.6	**35.9**

Source: Marktest

Advertising revenues in TVI grew 8% year-on-year in the first nine months and 4% in the third quarter. This growth in revenues, achieved despite a slightly lower audience share, was based on higher occupancy and lower agency commissions and commercial discounts.

Variation of production can be defined as the difference between TV soaps and series produced internally and how much is aired in that period. This item was higher in the first 9 months 2004 due to more production of series than in 2003, while TVI was broadcasting at the same rhythm. Consequently TV stocks increased as TVI broadcasted at a lower pace than the production of stock. This has an impact on revenues since a revenue amount is booked to match the cost of productions going for stock. This revenue will be reversed in future quarters when TVI broadcasts the product and the advertising revenue is booked. Variation of production decreases when TV production slows and TV broadcasting catches up, a phenomena already visible in the Q3 2004, 54% down from Q3 2003. As a consequence, the contribution of variation of production to total operating revenues decreased from 9.7% in the Q3 2003 to only 4.5% in the Q3 2004 (€1.4 million).

Other revenues have showed strong performance, increasing 27% in the period mainly due to increases in sales of CD's (which represent the bulk of the other TV revenues), call-TV and non-advertising related activities (mainly concerts in Euro 2004 host cities).

Operating expenses in the TV segment were down 1% in Q3 year-on-year, and are €7.7 million (11%) higher than September 2003 YTD, of which

- €1.8 million relates to a higher level of TV productions;
- Costs associated with non-advertising revenues were up €1.8 million;
- €0.5 million increase came from the rent of the premises sold in 2003;
- Total programming costs increased €2.9 million year-on-year. Investments were made in Euro 2004 games and in diversifying the

Media Capital

regular grid to include more football, films, comedies, and news in the morning, while reducing investment in reality shows.

Consolidated EBITDA of the TV segment grew 17% year-on-year and EBITDA margins increased from 25.2% to 26.2%.

3. Radio

(€ thousands)	Sep 04 ytd	Sep 03 ytd	Var %	Q3 2004	Q3 2003	Var %
Operating revenue	**10,374**	**8,552**	**21%**	**3,399**	**3,132**	**9%**
Advertising	10,030	7,827	28%	3,276	2,807	17%
Other revenues	344	725	-53%	123	326	-62%
EBITDA	**1,138**	**599**	**90%**	**162**	**126**	**29%**
EBITDA margin	11.0%	7.0%		4.8%	4.0%	

MCR's combined audience share increased 37% from 17,5% in Sep. 2003 YTD to 24.0% in Sep. 2004 YTD with gains in every station. Q3 2004 was up 34% versus the same period last year to a combined audience share of 23.4% in Q3 2004. Total number of radio listeners was down in the third quarter, not unusual in the Summer quarter, resulting in all radios decreasing audience from second quarter, being two of the MCR group radios an exception to this (RCP with a 3% growth and Cidade FM up 19%).

Media Capital Radios (MCR) was able to increase its advertising revenues more than the market as it gained audience share following the re-launches started in 2003.

MCR's total **advertising revenue** was up by 28% vs. Sep. 2003. This was achieved thanks to higher occupancy and an improved pricing environment, following the increase in share of audience.

Total operating expenses increased 16% due to the marketing costs (€ 1.1 million) of the relaunch of Rádio Comercial and Rádio Clube Português. Rental costs also went up following new retransmission agreements in order to increase coverage.

Consolidated EBITDA of Media Capital's radio operation grew 90% year-on-year thanks to a significantly stronger market position. EBITDA margin was up by 4.0 p.p. to 11%.

4. Outdoor

(€ thousands)	Sep 04 ytd	Sep 03 ytd	Var %	Q3 2004	Q3 2003	Var %
Operating revenue	**14,540**	**10,849**	**34%**	**3,977**	**3,724**	**7%**
Advertising	14,519	10,843	34%	3,968	3,723	7%
Other revenues	21	6	236%	9	1	1578%
EBITDA	**2,542**	**678**	**275%**	**355**	**321**	**11%**
EBITDA margin	17.5%	6.3%		8.9%	8.6%	

Media Capital Outdoor (MCO)'s *total* **advertising revenue** was up 34% vs. Sep. 2003, reflecting MCO's sound operating conditions. MCO's revenue growth was due to a substantial increase in capacity in 2004 in its main products, together with an increase in occupancy rates and prices.

Operating costs increased 18% mainly because of variable concession costs following an increase in sales volume, higher fees to municipalities, and development costs of new projects to be launched until the end of the year, such as MCO TV (Television network in subway stations).

Consolidated EBITDA of MCO improved €1.9 million year-on-year or 4 fold with the EBITDA margin increasing from 6.3% to 17.5%, despite the higher costs associated with projects such as MCO TV, which are still not contributing to the top line in the Q3 2004.

5. Others

(€ thousands)	Sep 04 ytd	Sep 03 ytd	Var %	Q3 2004	Q3 2003	Var %
Operating revenue	**26,162**	**28,135**	**-7%**	**9,024**	**7,911**	**14%**
Advertising	3,361	3,440	-2%	1,164	1,014	15%
Subscriptions and newsstand	4,949	3,721	33%	1,973	977	102%
Other revenues	17,852	20,973	-15%	5,887	5,920	-1%
EBITDA	**(2,582)**	**(2,238)**	**-15%**	**(768)**	**(1,169)**	**34%**

Internet operations, magazine publishing and certain central costs, are included in this segment.

Advertising revenues are not comparable since a number of titles were sold or closed during 2003. **On a like-for-like basis** advertising revenues increased 11% and subscriptions and newsstand revenues went up by 42% following a 93% increase in circulation of the flagship magazine LUX. The bulk of advertising revenues comes from press, although the internet business is increasing its contribution.

Other revenues declined 15% mainly due to the expected fall in active users and minutes in the Internet Service Provider business since the operation is now only narrowband. In the Q3 2004, the Other revenues contain ancillary product sales from our magazine operations.

EBITDA decreased 15% year-on-year due to restructuring costs in the internet area, higher accruals for year-end bonuses, some costs linked to the IPO, higher marketing costs and the rent of the premises. However, in the Q3 2004 EBITDA has improved by 34% year-on-year to negative €768 thousand.

Media Capital

6. Cash movements

(€ thousand)	Sep 04 ytd	Sep 03 ytd	Var %	Q3 2004	Q3 2003	Var %
Operating activities						
Receipts	182,782	161,374	13%	64,234	52,613	22%
Payments	(166,476)	(148,822)	12%	(57,818)	(55,654)	4%
Cash flow bef. Extraord	16,306	12,552	30%	6,416	(3,041)	N/A
Cash flows op. activities (1)	**15,490**	**11,981**	**29%**	**6,103**	**(3,218)**	**N/A**
Investing activities						
Receipts	2,648	5,795	-54%	130	665	-81%
Payments	(28,899)	(19,853)	46%	(7,248)	(5,492)	32%
Cash flows inv. activities (2)	**(26,251)**	**(14,058)**	**-87%**	**(7,119)**	**(4,827)**	**-47%**
Financing activities						
Receipts	100,560	42,538	136%	108	27,912	-100%
Payments	(97,187)	(41,018)	137%	(1,687)	(19,145)	-91%
Cash flows fin. activities (3)	**3,373**	**1,519**	**122%**	**(1,579)**	**8,767**	**N/A**
Variation of cash (4) = (1) + (2) + (3)	(7,388)	(558)		(2,595)	722	
Cash at the begining of the period	9,055	8,601		4,263	7,321	
Cash at the end of the period	**1,668**	**8,043**		**1,668**	**8,043**	

Cash flow from operating activities was up 29% YTD, reaching €15.5 million against €12 million last year, since collections improved 13% year-on-year versus an 11% growth in revenues.

In Q3 2004 Media Capital presented a generation of cash flow from operating activities of €6.1 million versus a negative €3.2 million in the same quarter last year and in line with the operating result in the period.

Cash flows from investing activities amounted to €26.3 million in Sep. 2004. The payments are explained by €10.6 million of payment of financial investments (referring to the acquisition of Radio XXI, TCS and other acquisitions made in prior periods), €8.4 million of tangible capex (€3 million were paid in Q3) and €9.9 million of intangible capex (€2.1 million in Q3) mainly referring to the one-off payments of IPO fees and expenses. The €2.6 million receipts relate mainly to the balance of the proceeds from the sale of the head offices.

Cash flow from financing activities in Sep. 2004 resulted mainly from the €100 million of the IPO capital increase, partially offset by €82 million of debt reduction, €6.9 million of interest paid, and other payments related to financial charges including €2.7 million of the debt refinancing costs.

Media Capital

7. Debt

(€ thousands)	Sep-04	Dec-03	Change	Var %
Total Group debt	**138,539**	**220,892**	**-82,353**	**-37%**
Senior facility	120,353	183,353	-63,000	-34%
Other debt	18,186	37,539	-19,353	-52%

Media Capital decreased its senior facility and other debt from December 2003 to September 2004, primarily due to the use of the IPO net proceeds, offset by debt increases mainly related to the acquisition of Radio XXI for €4.8 million and €5.8 million of payments related to acquisitions made in prior periods.

8. Guidance for 2004

§ Estimated growth for total advertising market is 7.5-10%

§ Estimated growth of TV advertising market is in line with total market and Radio and Outdoor should outperform

§ Media Capital estimates to maintain advertising market shares in TVI and to grow radio and outdoor advertising market shares by outperforming the market in these areas

§ Operating costs growing in line with inflation in the advertising activities

§ Maintenance capex 3-4% of turnover

§ 21-22% consolidated EBITDA margin and 30% EBITDA margin in TV

Media Capital

GRUPO MEDIA CAPITAL, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2004 and 2003

(Amounts stated in Euros)

	Sep 2004 ytd	Sep 2003 ytd
Advertising revenue	117,373,343	105,169,417
Subscriptions and newsstand revenue	4,949,497	3,721,218
Other operating revenue	33,985,108	32,200,745
Total operating revenue	156,307,948	141,091,380
Broadcasting costs	19,985,548	25,072,987
Cost of goods sold	1,355,836	1,335,275
Subcontracts and third party supplies	68,934,754	60,224,543
Payroll expenses	33,734,957	28,902,931
Other operating expenses	2,184,920	1,882,065
Total operating expenses	126,196,015	117,417,801
Depreciation of tangible assets	8,100,585	8,474,331
Amortisation of intangible assets	4,257,221	7,780,023
Amortisation of goodwill	7,918,502	6,117,980
Provisions	1,418,175	1,032,753
	21,694,483	23,405,087
Net operating profit / (loss)	8,417,450	268,492
Financial expenses, net	13,798,422	18,134,193
Extraordinary (income) / expenses, net	52,398	1,967,307
	13,850,820	20,101,500
Loss before income tax and minority interests	(5,433,370)	(19,833,008)
Income tax for the year	(2,264,669)	(212,880)
Loss applicable to minority interests	(710,880)	(489,781)
Net loss for the year	(8,408,919)	(20,535,669)

Media Capital

GRUPO MEDIA CAPITAL, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AS OF 30 SEPTEMBER 2004 and 2003

(Amounts stated in Euros)

	Sep 2004 ytd	Sep 2003 ytd
ASSETS:		
Current assets:		
Cash and cash equivalents	1,667,872	8,042,820
Trade accounts receivable, net	22,932,838	22,480,429
Other current assets, net	9,381,799	13,072,928
Inventories, net	775,407	788,746
Accruals and deferrals	56,942,958	61,697,369
Total current assets	91,700,874	106,082,292
Medium and long-term assets:		
Other non current assets	24,570,942	51,631,531
Investments in affiliated companies, net	7,267,819	9,258,165
Tangible fixed assets, net	36,768,637	52,567,282
Intangible assets, net	23,575,484	20,620,838
Goodwill, net	159,591,779	128,699,554
TOTAL ASSETS	343,475,535	368,859,662
LIABILITIES:		
Current liabilities:		
Bank loans	16,384,805	75,490,811
Accounts payable to suppliers	26,265,813	39,653,249
Accounts payable to public entities	7,646,740	12,082,814
Other current liabilities	21,963,238	30,379,897
Accruals and deferrals	33,560,361	36,133,066
Total current liabilities	105,820,957	193,739,837
Medium and long-term liabilities:		
Bank loans	117,724,449	155,193,106
Accounts payable to public entities	1,110,110	1,559,427
Other non current liabilities	14,547,461	14,193,198
Deferred income tax	337,883	2,933,587
Total medium and long-term liabilities	133,719,903	173,879,318
TOTAL LIABILITIES	239,540,860	367,619,155
MINORITY INTERESTS	2,722,179	7,167,098
	242,263,039	374,786,253
SHAREHOLDERS' EQUITY:		
Share capital	7,448,833	4,619,956
Share premium account	197,928,606	55,932,438
Supplementary capital contributions	-	6,300,000
Accumulated losses	(95,756,024)	(52,243,316)
Net loss for the year	(8,408,919)	(20,535,669)
TOTAL SHAREHOLDERS' EQUITY	101,212,496	(5,926,591)
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	343,475,535	368,859,662

Media Capital

GRUPO MEDIA CAPITAL, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2004 and 2003

(Amounts stated in Euros)

	Sep 2004 ytd	Sep 2003 ytd
OPERATING ACTIVITIES:		
Collections from clients	182,782,124	161,373,628
Payments to suppliers	(98,114,150)	(85,421,767)
Payments to employees	(32,922,634)	(30,581,498)
Cash flow from operations	51,745,340	45,370,363
Other payments relating to operating activities, net	(35,439,082)	(32,818,475)
Cash flow before extraordinary items	16,306,258	12,551,888
Payments relating to extraordinary items	(816,323)	(570,741)
Cash flows from operating activities (1)	15,489,935	11,981,147
INVESTING ACTIVITIES:		
Receipts relating to:		
Sale of investments	-	4,862,346
Sale of tangible fixed assets	2,452,975	932,759
Subsidies	74,128	-
Dividends	121,363	-
	2,648,466	5,795,105
Payments relating to:		
Investments	(10,610,274)	(9,064,731)
Purchase of tangible fixed assets	(8,414,237)	(9,290,698)
Intangible assets	(9,874,513)	(1,497,921)
	(28,899,024)	(19,853,350)
Cash flows from investing activities (2)	(26,250,558)	(14,058,245)
FINANCING ACTIVITIES:		
Receipts relating to:		
Loans obtained	-	36,097,067
Capital increase / Supplementary capital contributions	100,115,051	6,300,000
Interest and similar income	444,879	140,598
	100,559,930	42,537,665
Payments relating to:		
Loans obtained	(80,708,405)	(24,777,666)
Interest	(6,896,546)	(8,559,413)
Other payments relating to financial expenses	(9,581,928)	(7,681,221)
	(97,186,879)	(41,018,300)
Cash flows from financing activities (3)	3,373,051	1,519,365
Variation of cash and equivalents (4) = (1) + (2) + (3)	(7,387,572)	(557,733)
Cash and equivalents at the begining of the year	9,055,444	8,600,553
Cash and equivalents at the end of the year	1,667,872	8,042,820

GRUPO MEDIA CAPITAL, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(Amounts stated in Euros)

	2003	2002	2001
Advertising revenue	150,866,995	156,673,161	180,002,254
Subscriptions and newsstand revenue	5,373,065	7,703,275	8,690,438
Other operating revenue	43,539,315	52,830,396	7,492,450
Total operating revenue	199,779,375	217,206,832	196,185,142
Broadcasting costs	34,668,492	39,264,383	59,833,908
Cost of goods sold	1,766,346	2,599,971	4,120,871
Subcontracts and third party supplies	83,335,204	94,457,147	58,150,585
Payroll expenses	39,785,851	37,499,265	40,326,609
Other operating expenses	2,571,390	2,312,493	2,421,177
Total operating expenses	162,127,283	176,133,259	164,853,150
Depreciation and amortisation	21,987,467	25,185,757	25,094,405
Amortisation of goodwill	8,792,214	8,125,700	7,406,903
Provisions	1,652,300	5,193,113	7,250,220
	32,431,981	38,504,570	39,751,528
Net operating profit / (loss)	5,220,111	2,569,003	(8,419,536)
Financial expenses, net	25,137,660	18,533,504	18,945,443
Extraordinary (income) / expenses, net	22,472,226	(1,388,760)	1,296,233
	47,609,886	17,144,744	20,241,676
Loss before income tax and minority interests	(42,389,775)	(14,575,741)	(28,661,212)
Income tax for the year	(1,036,375)	10,344,767	1,340,579
Loss applicable to minority interests	(86,558)	(1,772,943)	970,062
Net loss for the year	(43,512,708)	(6,003,917)	(26,350,571)

GRUPO MEDIA CAPITAL, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2003, 2002 AND 2001

(Amounts stated in Euros)

	2003	2002	2001
ASSETS:			
Current assets:			
Cash and cash equivalents	9,055,444	8,600,553	7,220,812
Trade accounts receivable, net	26,014,301	35,303,415	48,654,746
Other current assets, net	12,064,353	16,387,637	15,980,651
Inventories, net	645,478	760,943	1,021,530
Accruals and deferrals	49,703,727	56,808,648	52,504,993
Total current assets	97,483,303	117,861,196	125,382,732
Medium and long-term assets:			
Other non current assets	33,299,216	43,501,091	16,987,881
Investments in affiliated companies, net	2,681,630	11,738,581	10,741,807
Tangible fixed assets, net	39,730,519	56,106,254	57,628,726
Intangible assets, net	9,540,713	23,779,374	35,514,604
Goodwill, net	135,098,959	134,814,133	123,907,362
TOTAL ASSETS	317,834,340	387,800,629	370,163,112
LIABILITIES:			
Current liabilities:			
Bank loans	39,860,063	41,750,126	7,396,012
Accounts payable to suppliers	31,268,964	42,456,269	61,934,120
Accounts payable to public entities	10,487,378	19,716,249	15,165,981
Other current liabilities	29,813,510	42,074,346	20,090,878
Accruals and deferrals	31,622,864	32,047,187	41,662,756
Total current liabilities	143,052,779	178,044,177	146,249,747
Medium and long-term liabilities:			
Bank loans	174,637,604	173,659,163	181,858,802
Accounts payable to public entities	1,380,102	1,618,897	4,763,091
Other non current liabilities	14,590,745	16,586,381	17,066,152
Deferred income tax	540,771	2,933,587	1,859,518
Total medium and long-term liabilities	191,149,222	194,798,028	205,547,563
TOTAL LIABILITIES	334,202,001	372,842,205	351,797,310
MINORITY INTERESTS	3,263,469	6,649,346	4,052,807
	337,465,470	379,491,551	355,850,117
SHAREHOLDERS' EQUITY:			
Share capital	4,619,956	4,619,956	4,619,956
Share premium account	55,932,438	55,932,438	55,932,438
Reserves	-	-	16,794,242
Supplementary capital contributions	15,572,500	-	-
Accumulated losses	(52,243,316)	(46,239,399)	(36,683,070)
Net loss for the year	(43,512,708)	(6,003,917)	(26,350,571)
TOTAL SHAREHOLDERS' EQUITY	(19,631,130)	8,309,078	14,312,995
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	317,834,340	387,800,629	370,163,112

GRUPO MEDIA CAPITAL SGPS, SA
Sociedade Aberta
Sede: Rua das Amoreiras, n.º 105, Lisboa
Matriculada na Conservatória do Registo Comercial de Lisboa sob o n.º 1891
Pessoa Colectiva n.º 502 816 481
Capital Social: 7.448.832,72 euros

YEAR 2004 RESULTS

- In 2004, Media Capital advertising revenues increased 10% year-on-year: TV up 7%, Radio up 27%, Outdoors up 24%.
- In Q4 2004, Media Capital advertising revenues increased 7% year-on-year: TV up 5%, Radio up 23%, Outdoors up 2%.
- In 2004, TVI maintained its leadership in prime time audiences and in share of advertising market.
- Year 2004 consolidated EBITDA increased 28% to €46.1 million. Q4 EBITDA grew by 30% to €17.4 million.
- Consolidated EBITDA margin went up 3.1 p.p. to 21.1% in 2004. In Q4 EBITDA margin was up 5.2 p.p. to 28.0%.
- Total debt down € 92 million to € 128 million from December 2003.
- Net result improved €37.7 million from 2003.

Lisbon, 15th of March, 2005

Grupo Media Capital

Susana Gomes da Costa
Investor Relations Officer

Media Capital

1. Analysis of consolidated income statement

For the period ending December 31st, 2004, Media Capital Group reported **consolidated revenues** of €218.6 million, a 9% year-on-year increase and **EBITDA (net of all provisions)** of €46.1 million, up 28% from 2003. In Q4, EBITDA was up 30% resulting from a 6% increase in consolidated revenues and a 1% decline in total operating expenses.

Operating profit (EBIT) went up from €5.2 million last year to €19.1 million in 2004. **Net result** improved €37.7 million from 2003, reducing losses to €5.8 million in 2004.

The strong growth in consolidated revenues was due to strong advertising growth in the TV, Radio and Outdoor segments. The favourable trend in the advertising market, was due to the return of some of the major advertisers, like banking and car manufacturers, the positive contribution of one-off events like the Euro 2004 and the Rock in Rio Lisbon music festival and to general increases in occupancy and better pricing conditions.

Newsstand revenues, CD's and other non advertising revenues, excluding variation of production, increased 9% in 2004.

(€ thousands)	FY 04	FY 03	Var %	Q4 2004	Q4 2003	Var %
Total operating revenue	**218,635**	**199,779**	**9%**	**62,327**	**58,688**	**6%**
Television	149,234	135,324	10%	44,002	41,769	5%
Radio	14,624	12,461	17%	4,250	3,909	9%
Outdoors	19,331	15,537	24%	4,791	4,687	2%
Others	35,446	36,457	-3%	9,284	8,323	12%
Total operating expenses	172,514	163,780	5%	44,899	45,329	-1%
EBITDA	**46,121**	**36,000**	**28%**	**17,428**	**13,359**	**30%**
EBITDA margin	**21.1%**	**18.0%**		**28.0%**	**22.8%**	
Television	43,358	38,120	14%	15,762	14,519	9%
Radio broadcasting	2,232	1,085	106%	1,094	486	125%
Outdoors	3,418	1,525	124%	876	847	3%
Others	(2,886)	(4,731)	39%	(304)	(2,493)	88%
Depreciation and amortisation	16,407	21,987	-25%	4,049	5,733	-29%
Amortisation of goodwill	10,617	8,792	21%	2,698	2,674	1%
Net operating profit / (loss)	**19,098**	**5,220**	**266%**	**10,681**	**4,952**	**116%**
Financial expenses, net	17,123	25,138	-32%	3,324	7,003	-53%
Extraord. (income)/expenses, net	1,609	22,472	-93%	1,557	20,505	-92%
Loss before income tax/ minor. interests	**366**	**(42,390)**	**N/A**	**5,800**	**(22,557)**	**N/A**
Income tax for the period	(5,736)	(1,036)	453%	(3,472)	(823)	322%
Minority interests	(432)	(87)	400%	278	403	-31%
Net profit / (loss) for the period	**(5,802)**	**(43,513)**	**87%**	**2,607**	**(22,977)**	**N/A**

Operating expenses were up 5%, following higher non-advertising sales in the TV segment (€4.1 million higher costs), higher programming costs (€2.1 million) mainly related with the Euro 2004 coverage, €1.3 million from the rent of the group's head office (last year costs were recorded as depreciation as the office premises were sold at the end of 2003), an increase in TV production (€1.2 million) and higher marketing costs related to the re-launch of the Radios (€1.1 million).

Media Capital

In Q4, operating expenses were down 1% year-on-year (€0.4 million) mainly due to a decrease in the variable costs of the *Internet Service Provider* operation (€ 2.2 million), lower programming costs (€0.8 million) and provisions (€0.5 million), although higher costs of CD's sold (€3.0 million).

Depreciation and amortisation decreased 25% due to the sale of the head office at the end of 2003, the end of the depreciation and amortisation period of certain assets, especially in the internet business, and extraordinary write-downs of intangible assets that took place in December 2003.

Amortisation of Goodwill has increased in the period following the acquisition in 2004 of the remaining 15% of Meglo, the sub-holding which holds the group's interests in the operating companies (€29.2 million goodwill to be amortised along a 15 year period) and the acquisition in July 2004 of the remaining 35% on TCS, a Outdoor subsidiary (€3.4 million goodwill to be amortised over 16 years).

Financial expenses were down 32% mainly due to a 47% decrease (€6.7 million) in interest and other related expenses, following the reduction in total debt post-IPO from €221 million in December 2003 to €128 million in December 2004 and a decrease of 41% (€1.9 million) in refinancing costs and of 32% (€1.8 million) in financial discounts to advertisers. In Q4, interest and related expenses were 69% lower and financial discounts to advertisers were 45% below Q4 2003.

Income tax (mostly non cash) was booked and is due to the adjustments to the positive pre-tax gains, since goodwill amortization and other cost items like amortization of some intangible assets and financial costs at the holding, are not tax deductible under Portuguese tax regulations.

Media Capital

2. Television

(€ thousands)	FY 04	FY 03	Var %	Q4 2004	Q4 2003	Var %
Operating revenue	**149,234**	**135,324**	**10%**	**44,002**	**41,769**	**5%**
Advertising	127,993	119,604	7%	38,529	36,545	5%
Variation of production	3,615	4,228	-15%	(1,080)	2,466	N/A
Other revenues	17,626	11,491	53%	6,554	2,758	138%
Operating Expenses	**105,876**	**97,204**	**9%**	**28,241**	**27,249**	**4%**
EBITDA	**43,358**	**38,120**	**14%**	**15,762**	**14,519**	**9%**
EBITDA margin	29.1%	28.2%		35.8%	34.8%	

TV segment includes TV broadcasting, TV production and non-advertising TV related activities.

In 2004, and based on data from Marktest, TVI was again the number one TV station in prime time audience share, improving both prime time and all day audience shares. In Q4, TVI led audiences both in all day and in prime-time.

This improvement was a result of several novelties introduced by TVI in its programming grid during late summer and in the last quarter. Of these, we should highlight the remarkable success of the "**Quinta das Celebridades**" reality show (based on the "The Farm" format) that became the most successful show in Portuguese TV in 2004, and the agreement reached with Sport TV to broadcast 33 Portuguese first league soccer matches per season for the 2004/05 and 2005/06 seasons and the transmission rights for the highlights of the remaining games. Portuguese fiction, namely soaps and series, entertainment and comedy programs continued to attract high audiences thus confirming the success of TVI's track record on national production.

Audiences (%)	RTP1	RTP2	SIC	TVI
All day				
Dec 03 ytd	27.1	5.7	34.6	**32.5**
Dec 04 ytd	28.3	5.1	33.6	**33.1**
Prime time				
Dec 03 ytd	24.7	5.7	32.8	**36.8**
Dec 04 ytd	26.1	4.6	32.1	**37.2**

Source: Marktest

Advertising revenues in TVI grew 7% year-on-year in 2004 and 5% in the fourth quarter. This growth was achieved through the increase in audience share, and also higher occupancy rates, lower agency commissions and commercial discounts.

On the other hand, volume rebates targets in the market conditioned the fair allocation of advertising spend amongst FTA TV networks in the last quarter of 2004 which combined with the economic slowdown in this same period, prevented TVI from taking full advantage of its audience share performance.

Variation of production revenues declined 15% following a smaller gap between production levels and TVI's broadcasting pace.

Media Capital

Other revenues have showed a good performance, increasing 53% or €6.1 million, in the period mainly due to increases in sales of CD's (which represent the bulk of the other TV revenues), call-TV and non-advertising related activities (mainly concerts in Euro 2004 host cities). The agreement signed with Warner Music in November 2004 has caused CD sales to increase five-fold in the last quarter.

Operating expenses in the TV segment were up 4% in Q4 year-on-year, and are €8.7 million (9%) higher than 2003, of which:

- Costs associated with non-advertising revenues were up €4.1 million;
- Total programming costs increased €2.1 million year-on-year. Investments were made in Euro 2004 games and in diversifying the regular grid to include more football, films, comedies, and news in the morning, while reducing investment in reality shows.
- €1.2 million relates to a higher level of TV productions;
- €0.8 million increase came from the rent of the premises sold in 2003;

Consolidated EBITDA of the TV segment grew 14% year-on-year and EBITDA margins increased from 28.2% to 29.1%.

3. Radio

(€ thousands)	FY 04	FY 03	Var %	Q4 2004	Q4 2003	Var %
Operating revenue	**14,624**	**12,461**	**17%**	**4,250**	**3,909**	**9%**
Advertising	14,188	11,211	27%	4,158	3,384	23%
Other revenues	436	1,250	-65%	92	525	-82%
Operating Expenses	**12,392**	**11,376**	**9%**	**3,155**	**3,423**	**-8%**
EBITDA	**2,232**	**1,085**	**106%**	**1,094**	**486**	**125%**
EBITDA margin	15.3%	8.7%		25.8%	12.4%	

Media Capital Radios (MCR) combined audience share increased 27% from 18,5% in 2003 to 23.4% in 2004 with gains in every station. Q4 audiences were up 1% (21,3% to 21,6%) year on year, in a period where political instability favoured audiences in the "news" radio stations.

MCR was able to increase its advertising revenues above the market, accompanying the positive trend in audience share following the re-launches started in 2003.

MCR's total **advertising revenue** was up by 27% vs. 2003. This was achieved thanks to higher occupancy and an improved pricing environment, following the aforementioned increase in audience share.

Total operating expenses increased 9% mainly due to the marketing costs (€ 1.4 million) supporting the relaunch of Rádio Comercial and Rádio Clube Português. Rental costs also went up following new retransmission agreements in order to increase coverage. Operational costs in Q4 were down 8% from 2003 mainly due to the reversal of excess provisions booked along the year of 2004.

Consolidated EBITDA of Media Capital's radio operation more than doubled year-on-year, thanks to a significantly stronger market position. EBITDA margin was up by 6.6 p.p. to 15.3%.

4. Outdoor

(€ thousands)	FY 04	FY 03	Var %	Q4 2004	Q4 2003	Var %
Operating revenue	**19,331**	**15,537**	**24%**	**4,791**	**4,687**	**2%**
Advertising	19,299	15,510	24%	4,781	4,667	2%
Other revenues	32	27	18%	10	20	-50%
Operating Expenses	**15,913**	**14,012**	**14%**	**3,915**	**3,841**	**2%**
EBITDA	**3,418**	**1,525**	**124%**	**876**	**847**	**3%**
EBITDA margin	17.7%	9.8%		18.3%	18.1%	

Media Capital Outdoor (MCO)'s total **advertising revenue** was up 24% when compared to 2003. The good performance achieved by MCO was in part caused by the several events that took place in H1 2004 and for which MCO planned ahead, increasing capacity in some of its main products, and also due to increases in both occupancy rates and prices. The year on year increase in revenues in Q4 2004 was lower than the year total, mainly due to market's slowdown in this period coupled with the fact that the last quarter of 2003 already included part of the impact of the increased network capacity.

Operating costs increased 14% mainly because of variable concession costs following an increase in sales volume, higher fees to municipalities, and development costs of new projects during the year of 2004, such as MCO TV (Television network in subway stations) that was commercially launched in January 2005.

Consolidated EBITDA of MCO more than doubled to €3.4 million, with the EBITDA margin increasing from 9.8% to 17.7%, despite the higher costs associated with projects such as MCO TV, which did not contribute to the top line in 2004.

5. Others

(€ thousands)	FY 04	FY 03	Var %	Q4 2004	Q4 2003	Var %
Operating revenue	**35,446**	**36,457**	**-3%**	**9,284**	**8,323**	**12%**
Advertising	4,914	4,542	8%	1,553	1,101	41%
Subscriptions and newsstand	7,164	5,373	33%	2,214	1,652	34%
Other revenues	23,369	26,543	-12%	5,517	5,569	-1%
Operating Expenses	**38,332**	**41,188**	**-7%**	**9,588**	**10,816**	**-11%**
EBITDA	**(2,886)**	**(4,731)**	**39%**	**(304)**	**(2,493)**	**88%**

Internet operations, magazine publishing and certain central costs, are included in this segment.

Advertising revenues were up 8% in 2004, with subscriptions and newsstand revenues up by 33%, mainly as a result of a 95% increase in circulation of flagship magazine LUX. The gap between the increase in circulation and the increase of

advertising in magazines, caused advertising revenues to outgrow circulation in the last quarter. The bulk of advertising revenues comes from press, although the internet business is increasing its contribution.

Other revenues declined 12% mainly due to the expected fall in active users and minutes in the Internet Service Provider business since the broadband internet operation has been abandoned due to its low attractiveness. In Q4 2004, the other revenues line contains complementary product sales from the group's magazine operations, with the good performance in these sales offsetting the decline in Internet revenues.

Operating Costs were down 7% in 2004, with the costs related to the sale of magazine associated products being offset by the decrease in the variable costs of the *Internet Service Provider* operation. In Q4, operating costs were down 11%.

EBITDA improved 39% year-on-year, mainly as a result of improved margins in the *Internet Service Provider* business, following the renegotiation of contracts with the communication infrastructure suppliers, as well as the good performance in the Press division, now showing a positive contribution to total EBITDA due to the strong growth of its main title, Lux magazine, and to the good results obtained with the sale of products associated with magazines. In the Q4 2004, EBITDA has improved by 88% year-on-year to almost break-even.

Media Capital

6. Cash movements

(€ thousand)	FY 04	FY 03	Var %	Q4 2004	Q4 2003	Var %
Operating activities						
Receipts	255,475	221,712	15%	72,693	60,339	20%
Payments	(215,410)	(202,775)	6%	(48,934)	(53,953)	-9%
Cash flow bef. Extraord	40,065	18,937	112%	23,759	6,385	272%
Cash flows op. activities (1)	**39,214**	**18,008**	**118%**	**23,724**	**6,027**	**294%**
Investing activities						
Receipts	2,752	19,857	-86%	104	14,062	-99%
Payments	(36,394)	(26,216)	39%	(7,495)	(6,363)	18%
Cash flows inv. activities (2)	**(33,642)**	**(6,358)**	**-429%**	**(7,391)**	**7,700**	**N/A**
Financing activities						
Receipts	100,636	41,386	143%	76	(1,152)	N/A
Payments	(109,935)	(52,580)	109%	(12,748)	(11,562)	10%
Cash flows fin. activities (3)	**(9,299)**	**(11,194)**	**17%**	**(12,672)**	**(12,714)**	**0%**
Variation of cash (4) = (1) + (2) + (3)	(3,727)	455		3,661	1,013	
Cash at the begining of the period	9,055	8,601		1,668	8,043	
Cash at the end of the period	**5,329**	**9,055**		**5,329**	**9,055**	

Cash flow from operating activities more than doubled in 2004, reaching €39.2 million against €18.0 million last year. The 15% improvement in operating receipts derives both from a growth of 9% in operational revenues and from improved operational efficiency in collections terms and conditions, that allowed the recoup of receivables from previous periods. The variance in operational payments is mainly related with the variance in the year's operational costs and in part to the recovery in payments due from the previous year.

Strong performance in operational cash flow in Q4 results from the increase in revenues and the fact that all relevant IPO related payments were completed in Q3, along with improved working capital management, through anticipation of collections and adjustments to external trade debt levels, now more in line with the group's regular activity.

Cash flows from investing activities amounted to €33.6 million in 2004. The payments are explained by €13.8 million in payments of financial investments (referring to the acquisition of Radio XXI, TCS and other acquisitions made in prior periods), €11.4 million of tangible capex (€3.0 million were paid on Q4) and €11.1 million of intangible capex (€1.3 million on Q4) mainly referring to the one-off payments of IPO fees and expenses. The €2.8 million receipts relate mainly to the balance of the proceeds from the sale of the head offices.

Cash flow from financing activities in 2004 resulted mainly from the €100 million of the IPO capital increase, partially offset by €92 million of debt reduction, €8.9 million of interest paid, and other payments related to financial charges including €2.7 million of the debt refinancing costs.

Media Capital

7. Debt

(€ thousands)	Dec-04	Dec-03	Change	Var %
Total Group debt	**128,394**	**220,892**	**-92,498**	**-42%**
Senior facility	116,853	183,353	-66,500	-36%
Other debt	11,541	37,539	-25,998	-69%

Media Capital decreased its senior facility and other debt from December 2003 to December 2004, primarily due to the use of the IPO net proceeds and strong operational cash performance.

8. Guidance for 2005

Advertising Market (var %)		**4 – 6 %**
Television Market		=
Radio Market		>
Outdoor Market		<
Total revenues (var %)	----------	4 – 6 %
Advertising revenues (var%)		
Group	----------	8 – 10 %
TV	----------	4 – 6 %
Radio	----------	17 – 19 %
Outdoor	----------	25 – 28 %
Other	----------	8 – 10 %
EBITDA margins		
Group	----------	22 – 24 %
TV	----------	30 – 33 %
Radio	----------	21 – 24 %
Outdoor	----------	19 – 22 %
Other	----------	~ break even
Other financials		
Total Debt	----------	2.5 – 3.0 x EBITDA
Maintenance capex	----------	3.5 – 4.0% x Rev.
Growth / Investment Capex	----------	0.5 – 1.0 % x Rev.
Cost of Debt	----------	5 – 6 %

GRUPO MEDIA CAPITAL, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

FOR THE PERIOD ENDED 31 DECEMBER 2004 and 2003

(Amounts stated in Euros)

	2004	2003
Advertising revenue	166,393,845	150,866,995
Subscriptions and newsstand revenue	7,163,547	5,373,065
Other operating revenue	45,077,580	43,539,315
Total operating revenue	218,634,972	199,779,375
Broadcasting costs	27,616,874	34,668,492
Cost of goods sold	5,497,380	1,766,346
Subcontracts and third party supplies	89,496,179	83,335,204
Payroll expenses	45,584,103	39,785,851
Other operating expenses	2,796,573	2,571,390
Total operating expenses	170,991,109	162,127,283
Depreciation of tangible assets	11,049,646	12,011,429
Amortisation of intangible assets	5,356,934	9,976,038
Amortisation of goodwill	10,616,731	8,792,214
Provisions	1,522,440	1,652,300
	28,545,751	32,431,981
Net operating profit / (loss)	19,098,112	5,220,111
Financial expenses, net	17,122,761	25,137,660
Extraordinary (income) / expenses, net	1,609,075	22,472,226
	18,731,836	47,609,886
Earning before income tax and minority interests	366,276	(42,389,775)
Income tax for the year	(5,736,203)	(1,036,375)
Loss applicable to minority interests	(432,396)	(86,558)
Net loss for the year	(5,802,323)	(43,512,708)

Media Capital

GRUPO MEDIA CAPITAL, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AS OF 31 DECEMBER 2004 and 2003

(Amounts stated in Euros)

	2004	2003
ASSETS:		
Current assets:		
Cash and cash equivalents	5,328,709	9,055,444
Trade accounts receivable, net	30,457,269	26,014,301
Other current assets, net	6,237,897	12,064,353
Inventories, net	1,184,002	645,478
Accruals and deferrals	53,116,022	49,703,727
Total current assets	96,323,899	97,483,303
Medium and long-term assets:		
Other non current assets	23,113,802	33,299,216
Investments in affiliated companies, net	7,126,425	2,681,630
Tangible fixed assets, net	37,039,619	39,730,519
Intangible assets, net	22,043,845	9,540,713
Goodwill, net	156,893,551	135,098,959
TOTAL ASSETS	342,541,141	317,834,340
LIABILITIES:		
Current liabilities:		
Bank loans	15,754,913	39,860,063
Accounts payable to suppliers	30,238,392	31,268,964
Accounts payable to public entities	11,716,334	10,487,378
Other current liabilities	18,159,155	29,813,510
Accruals and deferrals	35,292,261	31,622,864
Total current liabilities	111,161,055	143,052,779
Medium and long-term liabilities:		
Bank loans	108,896,191	174,637,604
Accounts payable to public entities	1,141,307	1,380,102
Other non current liabilities	14,017,309	14,590,745
Deferred income tax	332,901	540,771
Total medium and long-term liabilities	124,387,708	191,149,222
TOTAL LIABILITIES	235,548,763	334,202,001
MINORITY INTERESTS	3,173,286	3,263,469
	238,722,049	337,465,470
SHAREHOLDERS' EQUITY:		
Share capital	7,448,833	4,619,956
Share premium account	197,928,606	55,932,438
Supplementary capital contributions	-	15,572,500
Accumulated losses	(95,756,024)	(52,243,316)
Net loss for the year	(5,802,323)	(43,512,708)
TOTAL SHAREHOLDERS' EQUITY	103,819,092	(19,631,130)
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	342,541,141	317,834,340

Media Capital

GRUPO MEDIA CAPITAL, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW FOR THE PERIOD ENDED 31 DECEMBER 2004 and 2003

(Amounts stated in Euros)

	2004	2003
OPERATING ACTIVITIES:		
Collections from clients	255,475,431	221,712,258
Payments to suppliers	(124,021,428)	(115,340,643)
Payments to employees	(44,561,762)	(41,680,138)
Cash flow from operations	86,892,241	64,691,477
Other payments relating to operating activities, net	(46,826,855)	(45,754,098)
Cash flow before extraordinary items	40,065,386	18,937,379
Payments relating to extraordinary items	(851,561)	(929,632)
Cash flows from operating activities (1)	39,213,825	18,007,747
INVESTING ACTIVITIES:		
Receipts relating to:		
Sale of investments	100,000	4,883,671
Sale of tangible fixed assets	2,456,958	14,973,804
Subsidies	74,128	-
Dividends	121,363	-
	2,752,449	19,857,475
Payments relating to:		
Investments	(13,837,130)	(10,964,302)
Purchase of tangible fixed assets	(11,408,097)	(13,133,137)
Intangible assets	(11,148,850)	(2,118,457)
	(36,394,077)	(26,215,896)
Cash flows from investing activities (2)	(33,641,628)	(6,358,421)
FINANCING ACTIVITIES:		
Receipts relating to:		
Loans obtained	-	25,569,089
Capital increase / Supplementary capital contributions	100,147,420	15,572,500
Interest and similar income	488,970	244,341
	100,636,390	41,385,930
Payments relating to:		
Loans obtained	(90,203,187)	(29,795,953)
Interest	(8,895,724)	(12,765,228)
Other payments relating to financial expenses	(10,836,411)	(10,019,184)
	(109,935,322)	(52,580,365)
Cash flows from financing activities (3)	(9,298,932)	(11,194,435)
Variation of cash and equivalents (4) = (1) + (2) + (3)	(3,726,735)	454,891
Cash and equivalents at the begining of the year	9,055,444	8,600,553
Cash and equivalents at the end of the year	5,328,709	9,055,444

GRUPO MEDIA CAPITAL, SGPS, S.A.

CONSOLIDATED BALANCE SHEET AS OF 31 DECEMBER 2004 and 2003

(Amounts stated in Euros)

	Notes	2004	2003
ASSETS:			
Current assets:			
Cash and cash equivalents		5,328,709	9,055,444
Trade accounts receivable, net	4	30,468,048	26,014,301
Other current assets, net	5	6,227,118	12,064,353
Inventories, net		1,184,002	645,478
Accruals and deferrals	6	53,116,022	49,703,727
Total current assets		96,323,899	97,483,303
Medium and long-term assets:			
Deferred tax assets	25	20,112,689	24,524,650
Other non current assets	7	3,001,113	8,774,566
		23,113,802	33,299,216
Investments in affiliated companies, net	8	7,126,425	2,681,630
Fixed assets, net	9	37,039,619	39,730,519
Intangible assets, net	10	22,043,845	9,540,713
Goodwill, net	11	156,893,551	135,098,959
TOTAL ASSETS		342,541,141	317,834,340
LIABILITIES:			
Current liabilities:			
Bank loans	12	15,754,913	39,860,063
Accounts payable to suppliers	13	30,238,392	31,268,964
Accounts payable to public entities	14	11,716,334	10,487,378
Other current liabilities	15	18,159,155	29,813,510
Accruals and deferrals	16	35,292,261	31,622,864
Total current liabilities		111,161,055	143,052,779
Medium and long-term liabilities:			
Bank loans	12	108,896,191	174,637,604
Accounts payable to public entities	14	1,141,307	1,380,102
Other non current liabilities	17	14,017,309	14,590,745
Deferred tax liabilities	25	332,901	540,771
Total medium and long-term liabilities		124,387,708	191,149,222
TOTAL LIABILITIES		235,548,763	334,202,001
MINORITY INTERESTS	18	3,173,286	3,263,469
		238,722,049	337,465,470
SHAREHOLDERS' EQUITY:			
Share capital	19 and 20	7,448,833	4,619,956
Share premium	20	197,928,606	55,932,438
Supplementary capital contributions		-	15,572,500
Accumulated losses	20	(95,756,024)	(52,243,316)
Loss for the year	20	(5,802,323)	(43,512,708)
TOTAL SHAREHOLDERS' EQUITY		103,819,092	(19,631,130)
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		342,541,141	317,834,340

The accompanying notes form an integral part of the balance sheet as of 31 December 2004.

GRUPO MEDIA CAPITAL, SGPS, S.A.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

FOR THE YEARS ENDED 31 DECEMBER 2004 and 2003

(Amounts stated in Euros)

	Notes	2004	2003
Advertising revenue	21	166,393,845	150,866,995
Subscriptions and newsstand revenue	21	7,163,547	5,373,065
Other operating revenue	22	45,077,580	43,539,315
Total operating revenue		218,634,972	199,779,375
Broadcasting costs		27,616,874	34,668,492
Cost of goods sold		5,497,380	1,766,346
Subcontracts and third party supplies		89,496,179	83,335,204
Payroll expenses		45,584,103	39,785,851
Other operating expenses		2,796,573	2,571,390
Total operating expenses		170,991,109	162,127,283
Depreciation of fixed assets	9	11,049,646	12,011,429
Amortisation of intangible assets	10	5,356,934	9,976,038
Amortisation of goodwill	11	10,616,731	8,792,214
Provisions	17	1,522,440	1,652,300
		28,545,751	32,431,981
Net operating profit		19,098,112	5,220,111
Financial expenses, net	23	17,122,761	25,137,660
Extraordinary (income) / expenses, net	24	1,609,075	22,472,226
		18,731,836	47,609,886
Profit before income tax and minority interests		366,276	(42,389,775)
Income tax for the year	25	(5,736,203)	(1,036,375)
Loss applicable to minority interests	18	(432,396)	(86,558)
Loss result for the year		(5,802,323)	(43,512,708)

The accompanying notes form an integral part of the statement of profit and loss for the year ended 31 December 2004.

GRUPO MEDIA CAPITAL, SGPS, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER 2004 AND 2003

(Amounts stated in Euros)

	Notes	2004	2003
OPERATING ACTIVITIES:			
Collections from clients		255,475,431	221,712,258
Payments to suppliers		(124,021,428)	(115,340,643)
Payments to employees		(44,561,762)	(41,680,138)
Cash flow from operations		86,892,241	64,691,477
Other payments relating to operating activities, net		(46,826,855)	(45,754,098)
Cash flow before other operating itens		40,065,386	18,937,379
Payments relating to other operating itens		(851,561)	(929,632)
Cash flows from operating activities (1)		39,213,825	18,007,747
INVESTING ACTIVITIES:			
Receipts resulting from:			
Financial investments		100,000	4,883,671
Fixed assets	28. a)	2,456,958	14,973,804
Subsidies for investments		74,128	-
Dividends		121,363	-
		2,752,449	19,857,475
Payments resulting from:			
Financial investments	28. b)	(13,837,130)	(10,964,302)
Fixed assets		(11,408,097)	(13,133,137)
Intangible assets		(11,148,850)	(2,118,457)
		(36,394,077)	(26,215,896)
Cash flows from investing activities (2)		(33,641,628)	(6,358,421)
FINANCING ACTIVITIES:			
Receipts resulting from:			
Loans obtained		-	25,569,089
Increases in share capital and supplementary capital contributions	28. c)	100,147,420	15,572,500
Interest and similar income		488,970	244,341
		100,636,390	41,385,930
Payments resulting from:			
Loans repaid	28. d)	(90,203,187)	(29,795,953)
Interest and related expenses		(8,895,724)	(12,765,228)
Other financial expenses		(10,836,411)	(10,019,184)
		(109,935,322)	(52,580,365)
Cash flows from financing activities (3)		(9,298,932)	(11,194,435)
Variation of cash and equivalents (4) = (1) + (2) + (3)		(3,726,735)	454,891
Cash and equivalents at the begining of the year		9,055,444	8,600,553
Cash and equivalents at the end of the year		5,328,709	9,055,444

The accompanying notes form an integral part of the statement of cash flows for the period ended 31 December 2004.

(Amounts stated in Euros)

1. OPERATIONS

GRUPO MEDIA CAPITAL, SGPS, S.A. ("MEDIA CAPITAL" or "Company") up to 10 February 2004 named CIGM – Companhia Independente da Gestão de Media, SGPS, S.A., was incorporated as a holding company in 1992, with the purpose of investing in companies in the media business, namely television broadcasting, production of TV contents, radio, outdoors, publishing and internet services.

2. BASIS OF PRESENTATION

The consolidated financial statements of MEDIA CAPITAL and its subsidiaries (together referred to as "the Company") have been prepared on a going concern basis, under which assets are to be realised and liabilities are to be settled in the normal course of operations, and in accordance with generally accepted accounting principles in Portugal (Note 3), some of which may not conform with generally accepted accounting principles in other countries. These financial statements have been adapted from those prepared for statutory local purposes, in order to conform more closely to the form and content of financial statements presented in other countries.

The financial statements as of 31 December 2004 of the subsidiaries listed below have been fully consolidated with those of MEDIA CAPITAL and all significant transactions (those corresponding to income and expenses and cash flows) and balances between the companies have been eliminated in the consolidated financial statements.

Third party participation in subsidiary companies is shown under the caption "Minority interests" (Note 18).

Subsidiaries	Effective participation (%)
CENA EDITORIAL – Edição de Publicações Periódicas, S.A. ("Cena")	100
CENTRAL DISCOS – Produções Discográficas, S.A. ("Central Discos")	100
EDIÇÕES EXPANSÃO ECONÓMICA, Lda. ("Expansão")	100
EXPANSÃO ECONÓMICA – Eventos, Comércio e Projectos Especiais Audiovisuais, S.A. ("Eventos")	100
EXPOLIDER – Feiras, Exposições e Congressos, S.A. ("Expolider")	100
FAROL MÚSICA – Sociedade de Produção e Edição Audiovisual, Lda. ("Farol")	100
KIMBERLEY TRADING, S.A. ("Kimberley")	100
MCE – Media Capital Edições, Lda. ("MCE") (a)	100
MCR – Radiofonia e Publicidade, Sociedade Unipessoal, S.A. ("MCR")	100
MEDIA CAPITAL – Editora Multimédia, S.A. ("Multimédia")	100
MEDIA CAPITAL – Serviços de Consultoria e Gestão, S.A. ("Serviços")	100
MEDIA CAPITAL ENTERTAINMENT – Produção e Eventos, Lda. ("MC Entertainment") (b)	100
MEDIA CAPITAL OUTDOOR – Publicidade, S.A. ("MCO")	100
MEDIA CAPITAL TELECOMUNICAÇÕES, S.A. ("MCT")	100
Med Cap Technologies – Desenvolvimento e Comercialização de Sistemas de Comunicação, S.A. ("Med Cap")	100
MEGLO – Media Global, SGPS, S.A. ("Media Global")	100
PRESSETEP – Comunicação e Meios Publicitários, S.A. ("Pressetep")	100
R. CIDADE – Produções Audiovisuais, S.A. ("Cidade")	100
RÁDIO COMERCIAL, S.A. ("Comercial")	100
RÁDIO REGIONAL DE LISBOA – Emissões de Radiodifusão, S.A. ("Regional")	100
RETI – Rede Teledifusora Independente, S.A. ("Reti")	100
SINERSOM – Produção de Programas Radiofónicos, Lda. ("Sinersom")	100
STM – Serviços Técnicos de Manutenção de Publicidade, S.A. ("STM")	100
TCS – Publicidade em Transportes e Meios de Comunicação, S.A. ("TCS")	100
TVI – Televisão Independente, S.A. ("TVI")	100
UNIDIVISA – Promoção de Projectos de Media, S.A. ("Unidivisa")	100
FEALMAR – Empresa de Teatro Estúdio de Lisboa, S.A. ("Fealmar")	60
MULTICENA – Equipamento de Imagem e Som, S.A. ("Multicena")	60
NBP – Oficina de Actores ("Oficina de Actores")	60

(Amounts stated in Euros)

Subsidiaries	Effective participation (%)
NBP – Produção em Vídeo, S.A. ("NBP")	60
PUBLIMETRO – Publicidade em Meios de Transporte e Outros, S.A. ("Publimetro")	60
Teatro Mais – Actividades Teatrais, Lda. ("Teatro Mais") (c)	60
NBP – Ibérica Producciones Audiovisuales, S.A.	59
Camarins - Sociedade de Aluguer e Venda de Guarda Roupa, Lda. ("Camarins")	57
BTP – Publicidade e Transportes e Meios de Comunicação, S.A. ("BTP")	55
PUBLICARRIS – Publicidade na Companhia de Carris de Ferro de Lisboa, S.A. ("Publicarris")	55
Casa da Criação – Argumentos para Audiovisual, Lda. ("Casa da Criação")	54
Emav – Empresa de Meios Audiovisuais, Lda. ("Emav")	54
EPC – Empresa Portuguesa de Cenários, Lda. ("EPC")	51
Agefinan – Agência de Notícias Financeiras, S.A. ("Agefinan") (c)	50
Auto Basic Motor – Comércio de Veículos, S.A. ("Auto Basic") (c)	50
Móveis de Novela, Lda. ("Móveis de Novela") (c) (d)	36

(a) Until 4 May 2004 named Feira das Vaidades – Publicações Lda..
(b) Until 24 September 2004 named Big Thing – Produção de Eventos, Lda..
(c) Included for the first time in the consolidation as of 31 December 2004.
(d) Effective control through NBP.

During the year ended 31 December 2004, the Company consolidated for the first time the subsidiaries mentioned above. This fact implied changes in the consolidated perimeter as shown in several tables in these notes.

During 2004, the following subsidiaries were merged in Media Global and MCO:

Subsidiaries	Effective participation (%)
AFIXE – Publicidade Exterior, Lda. ("Afixe") (a)	100
BELARTE II – Publicidade Exterior, Lda. ("Belarte") (a)	100
CARTAZ DE PORTUGAL – Publicidade, Lda. ("Cartaz") (a)	100
COMPUTECH – Desenvolvimento e Comercialização de Sistemas de Comunicação, S.A. ("Computech") (b)	100
EUROPOSTER – Publicidade Exterior Rotativa, Lda. ("Europoster") (a)	100
MEDIA CAPITAL – Marketing Directo, S.A. ("Marketing Directo") (b)	100
PUBLIFACES – Publicidade Exterior, S.A. ("Publifaces") (a)	100
RECTÂNGULO – Publicidade Exterior, S.A. ("Rectângulo") (a)	100
SETEP – Tempo Espaço Publicitários, S.A. ("Setep") (a)	100
SMC – Sport Media Capital, Gestão de Actividades Desportivas, Lda. ("SMC") (b)	100
TRIANGULO IBÉRICO – Publicidade Exterior, S.A. ("Triângulo") (a)	100
TVI Programas, S.A. ("Programas") (b)	100
TVI Comercialização de Publicidade, S.A. ("Comercialização")(b)	100
TVI, SGPS, S.A. ("TVI SGPS") (b)	100

(a) Merged in MCO.
(b) Merged in Media Global.

The financial statements of the following affiliated companies, in which MEDIA CAPITAL does not have a majority control, were not fully consolidated and are recorded as explained in Note 3.c).

(Amounts stated in Euros)

Affiliated		Effective participation (%)
CLMC – Multimedia, S.A. ("CLMC") (a)		50
SETEPCOM – Equipamentos e Espaços Comerciais, S.A. ("Setepcc	(a)	50
TRANSPUBLICIDADE – Publicidade em Transportes, S.A. ("Transpublicidade")		30
TRANSJORNAL – Edições de Publicações, S.A. ("Transjornal") (b)		31
CD TOP – Sociedade Internacional de Audiovisual, S.A. ("CD TOP")		23
União de Leiria, SAD ("União de Leiria")		20
Nanook – Empresa Europeia de Produção de Documentários, Lda. (	nook")	16
JC Decaux Airport Portugal – Publicidade em Aeroportos, S.A. ("JC	aux")	15
FERGRÁFICA – Artes Gráficas, S.A. ("Fergráfica")		6
UNITÉNIS – Sociedade de Empreendimentos de Ténis, S.A. ("Unité	)	-

(a) Reduced or non-existent management control.
(b) Acquisition in 2004.

3. PRINCIPAL ACCOUNTING POLICIES

The significant accounting policies used in the preparation of the co idated financial statements are as follows:

a) Provision for accounts receivable

The provision for doubtful accounts receivable covers risks of c ction of these receivables as of the balance sheet date, and is stated at the amount considered ne ary to cover estimated losses in its collection (Notes 4 and 5).

b) Inventories

Inventories are stated at average cost, which includes purchasi expenses. A provision for obsolescence has been recorded at the amount considered ne sary to reduce inventories to their net realisable value.

c) Investments

Investments are recorded based on the equity method of acco ng. Under this method, investments in associated companies are initially recorded at cost, which is sequently adjusted to the proportional equity of the related associated company, at the d of acquisition. The difference is recorded as an intangible asset under goodwill, and then amor d during the estimated period to recover the investment. Subsequently, investments in associat companies are periodically adjusted by an amount corresponding to Company's share of the result d other changes in shareholders' equity of those affiliated companies. Dividends received from ociated companies are recorded as a reduction, of their corresponding book value. In relation to ass ated companies with a negative shareholders' equity position, the Company records a provisio der "Other non current liabilities" in the balance sheet (Note 17). The loans granted to associated npanies are recorded at nominal values less a provision for estimated losses, when applicable.

The investments in companies in which the Company owns a icipation lower than 20% are recorded at lower of cost or market value.

d) Fixed assets

Fixed assets are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets. The annual depreciation rates correspond to the following years of estimated average useful life of the assets:

	Years
Buildings and other constructions	10 - 50
Machinery and equipment	6 - 15
Vehicles and transport equipment	4
Tools and utensils	3 - 10
Furniture, fixtures and administrative equipment	3 - 10
Other fixed assets	3 - 10

e) Intangible assets

Intangible assets basically comprise expenses incurred with capital increases, refinancing expenses, the internet service provider development and expenses incurred under agreements related with ability to explore local radio frequencies. These expenses are amortised on a straight-line basis from a three to six-year period, except for the radio agreements which are being amortized over the period of the contracts, with a maximum of ten years.

f) Lease contracts

Fixed assets acquired under lease contracts and the related liabilities are recorded in the balance sheet and the fixed assets are depreciated over their estimated useful lives as explained in Note 3.d) above. The capital portion included in the lease instalments paid is recorded as a reduction of the liability under the lease and the interest portion is expensed in the year to which it relates.

g) Current classification

Assets realisable and liabilities to be settled within one year from the date of the balance sheet are classified as current.

h) Accruals basis

Income and expenses are recorded on an accruals basis. Under this basis income and expenses are recorded in the period to which they relate, independently of when the amounts are received or paid. Differences between the amounts received and paid and the corresponding income and expenses are recorded in accrual and deferral captions (Notes 6 and 16).

i) Revenue recognition

Subscriptions and newsstand revenue comprise principally revenue from the sale of publications. Sales returns are recorded as reductions of sales revenue in the period to which they relate. Revenue from subscriptions of publications is deferred over the subscription period.

j) Advertising revenue

Advertising revenue arises principally from the sale or rent of media space and is recognised in the period in which the advertising occurs. Volume rebates relating to the sale of advertising space are recorded in the period to which they correspond, as a reduction of the related revenue.

Television series production revenue is recognised in accordance with the percentage of completion method.

k) Barter transactions

The Company may barter unsold advertising space for products or services. Barter revenue is recognised when the advertisement is broadcasted on television or radio, inserted in publications or the media space is used (outdoors or exhibition space). If assets or services are received prior to broadcasting or inserting the advertisement, an account payable is recorded and, if the advertisement is broadcasted or inserted first, an account receivable is recorded.

(Amounts stated in Euros)

l) Goodwill

Goodwill arising from the difference between the cost of the investments in subsidiaries and the related fair value of the subsidiaries' net assets on the date of acquisition is capitalised and amortised on a straight-line basis over a period of twenty years, corresponding to the expected period to recover the investment. Amortisation of Goodwill is not deductible for income tax purposes (Note 11).

m) Transactions in foreign currencies

Assets and liabilities expressed in foreign currencies are translated to Euros at the exchange rates prevailing as of the balance sheet date. Exchange gains and losses arising from differences between the historical exchange rates and those prevailing at the date of collection, payment or at the date of the balance sheet are recorded in the statement of profit and loss.

n) Deferred income tax

Deferred income tax relating to timing differences between the recognition of income and expenses for accounting and for tax purposes is recorded in accordance with the liability method. Deferred tax assets include, essentially, those relating to tax losses carried forward and the tax effect of other temporary differences tax.

o) Programs and exhibition rights

Programs and exhibition rights once purchased are included as assets in the caption accruals and deferrals and are expensed based on the minimum number of authorised or estimated exhibitions. These programs and exhibition rights acquired from third parties can be used from 2005 to 2012. The Company records these contracts on the balance sheet, when its terms are agreed between the parties and when the programs are available for exhibition and invoiced. Information regarding the contracts not recorded in the balance sheet as of 31 December 2004, is disclosed in Note 29.

4. TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net comprises:

	2004	2003
Advertising agencies	10,038,198	12,751,257
Direct customers	18,584,668	10,715,129
Accounts receivable from barter transactions	2,960,037	4,695,680
Other	3,206	15,876
	31,586,109	28,177,942
Doubtful accounts receivable	8,758,051	7,406,201
Provision for trade accounts receivable	(9,876,112)	(9,569,842)
	30,468,048	26,014,301

The movement in the provision for trade accounts receivable during the years ended 31 December 2004 and 2003, is as follows:

	2004	2003
Begining balance	9,569,842	10,309,358
Changes in consolidation perimeter	3,944	-
Accounts receivable written-off	(5,788)	(847,224)
Increases (Note 17)	1,080,122	437,653
Decreases (Note 24)	(772,008)	(329,945)
Ending balance	9,876,112	9,569,842

(Amounts stated in Euros)

5. OTHER CURRENT ASSETS, NET

Other current assets, net comprise:

	2004	2003
Accounts receivable from public entities (Note 14)	2,839,698	2,311,200
Accounts receivable from affiliated companies	1,423,714	1,479,746
Advances to suppliers relating to the production of television series	595,495	681,237
Advances to other suppliers	233,617	67,774
IAPMEI	161,937	161,937
Vodafone – Telecomunicações Pessoais, S.A.	144,942	286,834
Cofina SGPS, S.A.	40,548	99,907
PT Comunicações, S.A.	2,921	3,811,453
Account receivable related to the sale of a building	-	2,400,000
Other	1,259,736	1,220,890
	6,702,608	12,520,978
Provision for other accounts receivable	(475,490)	(456,625)
	6,227,118	12,064,353

The movement in the provision for other accounts receivable during the years ended 31 December 2004 and 2003, is as follows:

	2004	2003
Begining balance	456,625	1,137,157
Charges in consolidation perimeter	10,779	
Other accounts receivable written-off	(33,955)	(775,457)
Increases (Note 17)	42,041	94,925
Ending balance	475,490	456,625

6. ACCRUALS AND DEFERRALS (ASSETS)

This caption comprises:

	2004	2003
Television broadcasting rights (a)	47,994,188	42,896,207
Unbilled revenue (b)	2,947,934	4,655,880
Other	2,173,900	2,151,640
	53,116,022	49,703,727

(a) Television broadcasting rights include mainly programs and exhibition rights purchased or produced by the Company, which can be broadcast in future years. The programs and exhibition rights are amortised based on the minimum number of authorised or estimated exhibitions (Note 3.o)).

(b) This amount corresponds basically, to revenue from the sale of media space inserted and to sales of publications, which were invoiced in 2005.

(Amounts stated in Euros)

7. OTHER NON CURRENT ASSETS

This caption comprises:

	2004	2003
Hiba Investments LLC (a)	16,650,306	16,650,306
Radio expansion project (b)	3,001,113	8,774,566
	19,651,419	25,424,872
Provision for other non current assets (a)	(16,650,306)	(16,650,306)
	3,001,113	8,774,566

(a) This caption comprises a loan to the shareholder of World Editing (company sold in 2002), which bears interest at current market value rates and is repayable on 31 December 2005. The provision recorded in 2003 refers to the expectation that this amount will not be recoverable.

(b) The Company is currently engaged in a radio expansion project, with a view to increasing its presence in the radio broadcasting market. The balance of this caption at 31 December 2004 relates to cash advanced to different radio broadcasting companies, under certain commercial agreements entered into by the Company. Upon completion of this project the amounts involved will correspond to investments in radio assets.

8. INVESTMENTS IN AFFILIATED COMPANIES, NET

Investments in affiliated companies, net comprise:

	Effective Participation (%)	2004	2003
União de Leiria	20	478,036	1,246,995
Transpublicidade	23	125,280	97,903
Setepcom	50	72,767	72,767
JC Decaux	10	37,410	37,410
Fergráfica	4	39,904	39,904
LPE	-	-	23,942
CD Top	17	17,458	17,458
Nanook	13	-	4,209
Uniténis	-	2,993	2,993
Other	-	9,514	4,226
		783,362	1,547,807
Provision for loss on investments		(57,362)	(81,304)
		726,000	1,466,503
Advances for the acquisition of:			
Radio XXI (a)		4,736,684	-
Drums – Comunicações Sonoras, S.A.(a)		1,663,741	865,665
Auto Basic Motor – Comércio de Veículos, S.A. (b)		-	349,462
		7,126,425	2,681,630

(a) These advances are related with companies owning radio licenses.
(b) This company was fully consolidated in 2004.

(Amounts stated in Euros)

9. MOVEMENT IN FIXED ASSETS, NET

The movement in fixed assets and related accumulated depreciation during the year ended 31 December 2004, was as follows:

	Assets					
	Beginning balances	Changes in consolidation perimeter	Additions	Disposals and writte-offs	Transfers	Ending balances
Land	326,343	-	-	-	-	326,343
Buildings and other constructions	7,676,042	-	735,515	(5,219)	106,015	8,512,352
Machinery and equipment	80,903,324	127,509	3,599,555	(360,970)	483,252	84,752,670
Vehicles and transport equipment	6,796,201	-	1,696,083	(1,226,173)	-	7,266,111
Tools and utensils	2,352,202	-	267,958	(41,810)	2,527	2,580,877
Furniture, fixtures and administrative equipment	11,140,160	31,997	1,067,389	(256,534)	80,275	12,063,287
Other fixed assets	4,926,973	-	180,369	(170,079)	50,415	4,987,678
Fixed assets in progress	1,460,387	-	1,288,899	(55,441)	(722,484)	1,971,361
Advances for fixed assets	173,333	-	-	-	-	173,333
	115,754,965	159,506	8,835,768	(2,116,226)	-	122,634,012

	Depreciation					
	Beginning balances	Changes in consolidation perimeter	Additions	Disposals and writte-offs	Transfers	Ending balances
Buildings and other constructions	3,292,602	-	357,151	(3,543)	(1,673)	3,644,537
Machinery and equipment	56,168,070	106,083	7,315,697	(306,790)	9,281	63,292,341
Vehicles and transport equipment	3,870,749	-	1,547,763	(963,082)	(2,291)	4,453,139
Tools and utensils	1,909,076	-	206,678	(18,562)	-	2,097,192
Furniture, fixtures and administrative equipment	8,047,026	17,430	1,153,652	(228,751)	(7,608)	8,981,749
Other fixed assets	2,736,923	-	501,774	(115,553)	2,291	3,125,435
	76,024,446	123,513	11,082,715	(1,636,281)	-	85,594,393

Depreciation of fixed assets for the year ended 31 December 2004, was recorded in the following captions of profit and loss statement:

Depreciation of fixed assets	11,049,646
Extraordinary expenses (Note 24)	33,069
	11,082,715

10. INTANGIBLE ASSETS, NET

Intangible assets, net, comprise:

	2004	2003
Initial Public Offer ("IPO") expenses (a)	8,740,027	-
Expenses incurred with the Company's refinancing (b)	2,094,574	4,132,594
Acquisition from Telecelonline, Comunicações e Serviços, S.A of internet assets (Note 15.b))	3,766,134	5,021,115
Radio expansion project (c)	7,078,389	-
Other	364,721	387,004
	22,043,845	9,540,713

(a) Expenses incurred with the Company's IPO, occurred in March 2004. These expenses are being amortized on a straight-line basis over a period of five years.

(b) These expenses were incurred with the Company's refinancing. These expenses are being amortised on a straight-line basis over the maturity period of the respective loans (Note 12.a)).

(c) These amounts are related with cash advances to local radio broadcasters, in the process of the expansion of the Company's radio operations. These amounts are being amortised over the periods of the contracts made with the local radios, except an amount of 4,777,220 Euros, which, as of 31 December 2004, has not been amortized, since it relates with contracts that has not been yet completely closed.

(Amounts stated in Euros)

The amortisation of intangible assets for the year ended 31 December 2004, amounted to 5,356,934 Euros.

11. GOODWILL, NET

Goodwill, net of accumulated amortization, is related with the acquisition of the following investments:

	Gross	Accumulated amortisation	Net
Media Global	30,747,745	(2,396,780)	28,350,965
Television			
TVI	83,561,139	(24,095,043)	59,466,096
Fealmar	15,441,339	(2,278,919)	13,162,420
NBP	6,602,140	(974,410)	5,627,730
Reti	3,995,495	(399,550)	3,595,945
Multicena	561,680	(82,909)	478,771
MC Entertainment	487,922	(73,188)	414,734
Farol	381,645	(57,246)	324,399
	111,031,360	(27,961,265)	83,070,095
Radio broadcasting			
Cidade	11,988,558	(3,596,570)	8,391,988
Comercial	6,544,627	(2,433,099)	4,111,528
Regional	4,467,533	(1,787,013)	2,680,520
	23,000,718	(7,816,682)	15,184,036
Outdoors			
MCO	15,055,910	(3,699,964)	11,355,946
Pressetep	9,359,144	(2,339,785)	7,019,359
TCS	8,015,630	(1,366,210)	6,649,420
Setepcom	305,560	(305,560)	-
	32,736,244	(7,711,519)	25,024,725
Other			
Expolider	6,159,195	(1,715,707)	4,443,488
Auto Basic	437,335	(21,867)	415,468
Agefinan	318,263	(31,826)	286,437
Expansao	262,976	(144,639)	118,337
	7,177,769	(1,914,039)	5,263,730
	204,693,836	(47,800,285)	156,893,551

Goodwill is being amortised in twenty years, which is the estimated recovering period of those investments.

During 2004, the Company recorded an extraordinary amortisation of 679,625 Euros, related with an impairment identified in the goodwill of the subsidiary company Eventos.

In 2004, the Company generated new goodwill from acquisitions of new investments, in the following companies:

	Percentage acquired	Acquisition value	Equity value	Goodwill recorded
Media Global	15.00	29,252,548	(1,341,874)	29,252,548
TCS	35.00	3,997,210	596,145	3,401,065
Auto Basic Motor	50.00	174,731	(262,604)	437,335
		33,424,489	(1,008,333)	33,090,948

(Amounts stated in Euros)

The acquisition of the additional 15% share of Media Global occurred at the Shareholders' General Meeting held on 19 February 2004 where it was decided to increase the Company's share capital by 437,722 Euros, through the issuance of 4,863,575 new shares, representing 8.7% of the Company's share capital, of 0.09 Euros each, with a share premium of 5.93 Euros per share to be paid by five new shareholders.

The shareholders subscribed and paid the new shares issued, by a contribution of 15% of Media Global's share capital. With this operation, completed on 19 February 2004, the share premium was increased by 28,814,826 Euros, the equity and goodwill were increased by 29,252,548 Euros, and the Company become the sole shareholder of Media Global.

The Company, supported on the business plans of the subsidiary companies, considers that the carrying value of the financial investments (including goodwill, net of accumulated amortization), is lower than its fair value.

Amortisation of goodwill for the year ended 31 December 2004, amounted to 10,616,731 Euros.

12. BANK LOANS

As of 31 December 2004, this caption comprises:

	Short term		Medium and long term	
	2004	2003	2004	2003
Syndicated bank loan (a)	10,000,000	11,516,573	106,852,857	171,836,285
Factoring (b)	4,969,227	11,290,413	-	-
Other bank loans (c)	609,889	16,649,960	1,620,360	2,257,363
Bank overdrafts (d)	34,806	242,117	-	-
IAPMEI (e)	140,991	161,000	422,974	543,956
	15,754,913	39,860,063	108,896,191	174,637,604

a) Loan obtained in 1999 from a syndicate of banks lead by Banco Espírito Santo, S.A. in the process of refinancing the Company's operations and to finance acquisitions of new subsidiary companies. This loan was amended on 31 March 2004, upon the completion of the Company's IPO. The final maturity date of the loan is 29 March 2009 and a portion of it is subject to an interest rate swap (Note 23). The syndicated bank loan is as follows:

	31 December 2004	Credit limit
Medium and long term loan	100,000,000	100,000,000
Revolving credit facility	16,852,857	50,000,000
	116,852,857	150,000,000

This loan bears interest at an annual rate indexed to the Euribor plus a spread which, as of at 31 December 2004, was 1.75%.

The balance of the revolving credit facility limit is to be paid on the maturity date.

(Amounts stated in Euros)

The medium and long term loan is repayable in nine instalments, as follows:

	Percentage
June 2005	5.00
December 2005	5.00
June 2006	7.50
December 2006	7.50
June 2007	10.00
December 2007	12.50
June 2008	15.00
December 2008	17.50
March 2009	20.00

In guarantee of the loan the Company and its subsidiaries have given liens and pledges over their shares, operating licenses and fixed assets.

The syndicated bank loan agreement includes certain financial covenants that as of 31 December 2004 were being complied with.

b) This caption refers to amounts advanced by a financial entity, corresponding to invoices issued by the subsidiaries Fealmar and Farol. These advances bear interest at Euribor with spreads that vary from 1.0% to 1.5%.

c) Other bank loans bear interest at the Euribor rate plus a spread that vary from 1.625% e 2.75%. The medium and long term loan is repayable up to October 2008.

d) The bank overdrafts bear interest at current market rates.

e) The loan from IAPMEI (a Government entity) relates to subsidies granted under Government Programs in force. These loans do not bear interest, and are available for six years from the date of the first instalment, and are repayable after a two year period.

13. ACCOUNTS PAYABLE TO SUPPLIERS

Accounts payable to suppliers comprise:

	2004	2003
Domestic market	21,980,518	21,973,659
Foreign market	6,543,276	6,752,583
Barter transactions	1,702,693	2,490,425
Notes payable	11,905	52,297
	30,238,392	31,268,964

(Amounts stated in Euros)

14. PUBLIC ENTITIES

As of 31 December 2004, accounts receivable from and payable to public entities were as follows:

	2004	2003
Receivables (Note 5)		
Value added tax	1,512,207	1,510,666
Withholding taxes	11,237	11,173
Income tax (a)	1,308,652	787,335
Other	7,602	2,026
	2,839,698	2,311,200
Payable short- term		
Tax settlement plan (b)	238,795	238,795
Value added tax	6,273,196	4,611,061
Withholding taxes	1,512,681	1,511,905
Income tax (c)	903,760	228,904
Instituto do Cinema/Audiovisual e Multimedia/ Cinemateca Portuguesa (d)	1,397,203	2,531,977
Social Security	1,381,687	1,230,397
Other	9,012	134,339
	11,716,334	10,487,378
Payable medium and long-term		
Tax settlement plan (b)	1,141,307	1,380,102

(a) This amount relates to income tax paid in advance, as required under Portuguese tax legislation. These advances are realised through setting off future taxable income. Additionally, this caption comprises income taxes paid in advance by certain subsidiaries that are not part of consolidated tax group.

(b) This caption relates to agreements entered into by certain subsidiaries with the Portuguese tax authorities for the payment of overdue Value Added Taxes and other taxes amounts plus interest, under the provisions of Decree-Law 124/96 of 10 August and other provisions of the law. Under the agreements the taxes are payable in monthly instalments during the following years:

2005	238,795
2006	238,795
2007	238,462
2008	236,088
2009 and following	427,962
	1,141,307

(c) This caption comprises the income tax estimated of the year, amounting 1,532,112 Euros (Note 25), net of withholding taxes and income tax paid in advance of 628,352 Euros.

(d) In accordance with Portuguese legislation, TVI must pay 3.2% and 0.8% of its gross billings to Instituto do Cinema, Audiovisual e Multimédia and to Cinemateca Portuguesa, respectively.

(Amounts stated in Euros)

15. OTHER CURRENT LIABILITIES

This caption consists of:

	2004	2003
Suppliers of fixed assets (a)	3,987,470	5,589,221
Telecelonline Comunicações e Serviços, S.A. (b)	3,339,840	6,991,400
Acquisition of 35% of TCS (Note 11)	1,333,333	-
PT Comunicações, S.A.	1,155,328	1,602,802
Payable to the former shareholders of Fealmar, Multicena and NBP	1,120,890	1,120,890
Económica, SGPS, S.A. (c)	1,062,561	931,351
Soingeste – acquisition of Rectângulo	1,014,968	1,014,968
Cofina SGPS, S.A (d)	916,587	2,905,346
Advances from clients	841,389	954,828
Payable to the former shareholders of Expolíder	769,110	769,110
PME Capital	275,177	-
Shareholders AB Motor	178,277	-
Vertix SGPS, S.A. (e)	-	750,000
TDF– Télédifusion de France, S.A. ("TDF") (e)	-	5,652,334
Other	2,164,225	1,531,260
	18,159,155	29,813,510

(a) This caption comprises amounts due in the short-term under finance leases of 1,321,868 Euros.

(b) This amount relates to the acquisition of the internet service provider database and operation rights, and the use of transmission equipment (Note 10).

(c) The liability to Económica SGPS, S.A relates to advertising services to be rendered to that entity.

(d) Amount payable relating to the acquisition of a 4.64% participation in TVI in 2003.

(e) These amounts have been paid in 2004.

(Amounts stated in Euros)

16. ACCRUALS AND DEFERRALS (LIABILITIES)

Accruals and deferrals (liabilities) at 31 December 2004 comprise:

	2004	2003
Accrued liabilities:		
Volume discounts	9,856,118	9,590,384
Accrued vacation pay and bonus	7,059,691	5,785,981
Third party supplies	3,029,786	1,105,562
Television broadcasting rights	2,640,249	992,009
Interest	903,087	3,469,916
Swaps	528,605	621,857
Sales returns	2,507,450	895,928
Royalties and copyrights	1,017,342	617,997
Accrued commission	495,744	655,981
Internet Service Provider telecommunication cost	348,192	1,306,627
Technical costs	209,444	247,714
Royalties	175,705	265,042
Other	1,492,737	2,325,406
	30,264,150	27,880,404
Deferred revenue:		
Advance billings	5,020,320	3,520,376
Other	7,791	222,084
	5,028,111	3,742,460
	35,292,261	31,622,864

17. OTHER NON CURRENT LIABILITIES

Other non current liabilities as of 31 December 2004 comprise:

	2004	2003
Provisions for other risks and charges (a)	6,722,787	7,815,689
Accounts payable to suppliers (b)	5,997,245	4,368,394
Finance leases (c)	1,083,863	2,178,004
Badwill (d)	213,414	228,658
	14,017,309	14,590,745

(Amounts stated in Euros)

(a) The movement in the caption provisions for other risks and charges during the year ended 31 December 2004, was as follows:

	Beginning balances	Change in consolidation perimeter	Increases			Decrease in provisions (Note 24)	Reclassification and utilisation	Ending balances
			Operating	Financial	Extraordinary (Note 24)			
Tax contingencies (1)	3,342,960	(49,485)	13,238	-	568,859	(11,760)	(831,892)	3,031,920
Legal contingencies (2)	1,732,318	(18,011)	357,806	-	300,000	(51,598)	(75,396)	2,245,119
TDF	362,394	-	-	-	-	-	(362,394)	-
ICP - Autoridade Nacional de Comunicações (3)	728,882	-	-	-	-	-	-	728,882
Contract penalties	175,501	-	-	-	-	(85,612)	-	89,889
Restructuring expenses	338,000	-	-	-	-	(328,329)	-	9,671
Financial investments (Note 3.c))	1,135,634	(1,095,148)	-	444,095	-	-		484,581
Other risks and charges	-	149,215	6,340	-	50,000	(6,703)	(66,127)	132,725
	7,815,689	(1,013,429)	377,384	444,095	918,859	(484,002)	(1,335,809)	6,722,787

(1) This provision was recorded to cover estimated risks arising from certain tax procedures followed by the Company and its subsidiaries. The amount provided was estimated based on the opinion of the legal advisors of the Companies and its subsidiaries.

(2) This provision relates to lawsuits filed against the Company and its subsidiaries and was recorded based on the opinion of their legal advisors regarding the estimated exposure under each claim.

(3) The Company is involved in a dispute with ICP – Autoridade Nacional de Comunicações (the Portuguese Telecommunications Regulator) regarding the fees charged by that entity. The amount recorded corresponds to the Company's best estimate of the amounts due to that entity, as of 31 December 2004.

The amount recorded in the caption "Provisions" of the consolidated statement profit and loss for the year ended 31 December 2004, relates to the following:

Provision for accounts receivable (Notes 4 and 5)	1,122,163
Provision for other risks and charges	377,594
Provision for inventories	22,893
	1,552,440

(b) During 1998, as part of its financial restructuring process, the Company entered into agreements, with certain of its suppliers, which were officially and legally approved by the Portuguese Courts. As part of these agreements, the accounts payable to those suppliers were reduced and the net amounts due, amounting to approximately 2,700,000 Euros became payable in one instalment in 2008. The remaining balance in this caption relates to:

	2004	2003
Payable to the former shareholders of Expolíder	1,015,055	1,384,167
Acquisition of 35% of TCS	2,000,000	-
Other	276,082	276,082
	3,291,137	1,660,249

(Amounts stated in Euros)

(c) This amount relates to accounts payable in more than one year under finance lease contracts, as follows:

	2004	2003
2005	-	1,249,564
2006	683,598	643,812
2007	289,906	223,929
2008	110,359	60,699
	1,083,863	2,178,004

(d) Badwill corresponds to the excess of the net assets of Europoster (which was merged in MCO) over the acquisition cost of the investment as of the date of acquisition, and is being amortised in 20 years. Amortisation recorded to earnings in 2004 amounted to 15,244 Euros and was recorded under the caption "Financial expenses, net".

As of 31 December 2004, badwill comprised:

Gross value	304,875
Less: accumulated amortisation	(91,461)
	213,414

18. MINORITY INTERESTS

As of 31 December 2004 minority interests consisted of:

	Equity	Profit/(loss) for the year
Publicarris	150,568	58,327
Publimetro	223,058	167,255
BTP	8,886	(28)
TVI	157,455	32,211
Agência Financeira	84,202	(149,199)
AB Motor	(78,337)	9,536
EMAV	6,817	2,288
CAMARINS	3,684	1,279
Casa da Criação	6,283	(6,088)
Móveis da Novela	(1,091)	486
EPC	(11,828)	(31,877)
Fealmar	1,899,760	324,506
Multicena	70,268	3,237
NBP	653,561	20,463
	3,173,286	432,396

(Amounts stated in Euros)

19. SHARE CAPITAL

The share capital of the Company at 31 December 2004 was represented by 82,764,808 shares fully subscribed and paid up with a nominal value of 0.09 Euros each. As of that date, the share capital was held by the following entities:

	Number of shares	Percentage participation
Vértix, SGPS, S.A.	24,422,813	29.51
UFA Film (Bertelsmann Group)	9,561,953	11.55
Fidelity	8,495,752	10.26
Others, less than 10%	40,284,290	48.68
	82,764,808	100.00

20. SHAREHOLDERS' EQUITY

The movement in the shareholders' equity during the year ended 31 December 2004, was as follows:

	Share capital	Share premium	Supplementary capital contributions	Accumulated losses	Net loss for the year	Total
Balances as of 31 December 2003	4,619,956	55,932,438	15,572,500	(52,243,316)	(43,512,708)	(19,631,130)
Increases	2,828,877	141,996,168	-	-	-	144,825,045
Transfers	-	-	(15,572,500)	(43,512,708)	43,512,708	(15,572,500)
Net loss for the year	-	-	-	-	(5,802,323)	(5,802,323)
Balances as of 31 December 2004	7,448,833	197,928,606	-	(95,756,024)	(5,802,323)	103,819,092

In accordance with a shareholders' decision taken on 19 February 2004, the Company's share capital was increased by 437,722 Euros, with a total share premium of 28,814,826 Euros. This share capital increase was paid up in kind, through the contribution by five new shareholders of an interest of 15% in Media Global' share capital (Note 11).

On 2 April, 2004, as a result of an Initial Public Offering from its shareholders, the Company issued an additional 26,568,390 shares, corresponding to a share capital increase of 2,391,155 Euros with a share premium increase of 113,181,342 Euros. This share capital increase was paid up in cash, except for a portion used through the incorporation of the supplementary capital contributions from Vértix, SGPS, S.A. and Hercules Enterprises, Inc., of 9,835,000 Euros and 5,737,500 Euros respectively, granted to the Company during 2003.

Share premium results from premiums paid by shareholders in share capital increases. According to Portuguese law, applicable to companies listed in stock exchanges under the supervision of the Portuguese stock exchange regulator (*"Comissão do Mercado de Valores Mobiliários"*), these amounts can only be used to increase share capital or to cover for accumulated losses (even before the use of other reserves). This amount can not be used to pay dividends or to acquire treasury shares.

Portuguese law provides that at least 5% of net profit each year must be appropriated to a legal reserve until the reserve equals the statutory minimum requirement of 20% of share capital. This reserve is not available for distribution to the shareholders.

(Amounts stated in Euros)

21. ADVERTISING REVENUE AND SUBSCRIPTIONS AND NEWSSTAND REVENUE

These captions for the years ended 31 December 2004 and 2003, were as follows:

	2004	2003
Advertising revenues:		
Advertising on TV	125,904,425	117,781,898
Advertising on outdoors	18,396,585	13,793,437
Advertising on radio	13,487,338	11,218,213
Advertising in newspapers and magazines	5,702,266	6,465,409
Advertising in IOL	2,903,231	1,608,038
	166,393,845	150,866,995
Subscriptions and newsstand revenues:		
Sale of magazines	7,163,547	5,373,065

22. OTHER OPERATING REVENUE

Other operating revenue for the years ended 31 December 2004 and 2003, comprises:

	2004	2003
Internet service provider	17,924,743	28,823,691
Variation of production of television series	3,614,792	4,228,456
Sale of CD's	7,203,114	2,638,186
Complementary press products	4,153,090	-
Stage props and production of television series	2,887,176	1,846,649
Transmission rights and telecomunication services charged to other entities	1,554,550	1,715,271
Messages on television	2,386,451	1,555,447
Trade shows	1,020,352	1,503,034
Other	4,333,312	1,228,581
	45,077,580	43,539,315

23. FINANCIAL EXPENSES, NET

Financial expenses, net for the years ended 31 December 2004 and 2003, comprise:

	2004	2003
Interest expense, net	7,419,735	14,090,298
Financial discount allowed	3,927,066	5,744,156
Refinancing fees and commission	2,708,920	4,622,378
Expenses with swap transactions	1,755,147	1,621,528
Loss on affiliated companies, net	1,106,637	290,456
Foreign currency exchange (gain), net	(866,239)	(1,643,225)
Other, net	1,071,495	412,069
	17,122,761	25,137,660

(Amounts stated in Euros)

24. EXTRAORDINARY (INCOME)/EXPENSES, NET

Extraordinary (income)/expenses, net for the years ended 31 December 2004 and 2003, comprise:

	2004	2003
Hiba Investments LLC	-	16,650,306
Intangible assets written off	-	4,404,752
Radio and internet reorganisation expenses	-	3,122,188
Loss on the disposal of fixed assets, intangible assets and investments	134,623	425,451
Extraordinary amortisation of Eventos goodwill (Note 11)	679,625	
Billing correction	402,324	676,004
Indemnities	391,050	575,204
Tax penalties, net	85,756	259,325
Reversal of interest accrued	(829,839)	-
Increase in provisions (Note 17)	918,859	-
Reduction in provisions:		
Trade accounts receivable (Note 4)	(772,008)	(329,945)
Provisions for other risks and charges (Note 17)	(484,002)	(1,485,050)
Provisions for inventory	(11,151)	-
Gains on the disposal of fixed assets	(132,751)	(2,837,921)
Extraordinary depreciation (Note 9)	33,069	-
Other, net	1,193,520	1,011,912
	1,609,075	22,472,226

25. INCOME TAX

Portuguese tax law allows holding companies and their subsidiaries to file income tax returns on a consolidated basis, subject to compliance with an extensive set of requirements.

Media Global adopted the tax consolidation regime in Portugal. The provision for income taxes is determined on the basis of the estimated taxable income for all the companies covered by this regime (all 90% or more owned Portuguese subsidiaries). The remaining group companies, not covered by the tax consolidation regime of Media Global, are taxed individually based on their respective taxable income, at the applicable tax rates.

The Company and its subsidiaries are subject to income tax on a consolidated or individual basis, as the case may be, at the normal rate of 25%, which may be increased by up to 10% by a Municipal Surcharge, resulting in an aggregate tax rate of 27.5%.

Income tax returns are subject to review and correction by the tax authorities during the four years subsequent to their filing (ten years for Social Security up to 2000 and five years as from 2001). Consequently, the tax returns for the years 2001 to 2004 are still subject to review and correction. Management believes that any corrections that may eventually be made by the tax authorities, as a result of such reviews, would not have a material effect on the Company's consolidated financial statements as of 31 December 2004.

Tax losses can be carried forward for a period of six years subsequent to their occurrence. Reconciliation of the income tax provision for the year ended 31 December 2004, is as follows:

Profit before income tax and minority interests	366,276
Nominal tax rate	27.5%
Estimated income tax	100,726
Permanent differences (i)	4,587,692
Estimated non realisable tax losses (ii)	724,602
Autonomous taxation (iii)	323,183
Income tax for the year	5,736,203

(Amounts stated in Euros)

Current tax (Note 14)	1,532,112
Deferred tax for the year	4,204,091

	5,736,203
	========

(i) Permanent differences for the year ended 31 December 2004 are as follows:

Depreciation and amortisation	1,040,644
Amortisation of goodwill (Notes 11 and 24)	11,296,356
Financial expenses	1,458,973
Gain on the sale of tangible fixed assets	(19,765)
Prior year adjustments	359,739
Charges and penalties	259,583
Per diems	212,829
Provisions	556,725
Tax benefits	(727,005)
Losses on affiliated companies	1,207,002
Other, net	1,037,435

	16,682,516
	27.5%

	4,587,692
	========

(ii) This amount corresponds to tax losses that currently are expected not be used to off set future taxable income there is no expectation.

(iii) This amount corresponds to the autonomous taxation of specific expenses.

The movement in deferred taxes during the year ended 31 December 2004, was as follows:

	Beginning balance	Additions / (Reversals)	Changes in consolidation perimeter	Ending balance
Assets:				
Provisions	5,686,391	(361,032)	-	5,325,359
Percentage of completion	918,281	161,433	-	1,079,714
Tax losses carried forward	25,984,576	(4,800,242)	721,708	21,906,042
Valuation allowance	(8,064,598)	587,880	(721,708)	(8,198,426)
	24,524,650	(4,411,961)	-	20,112,689
Liabilities:				
Revaluation of land	15,363	(1,375)	-	13,988
Percentage of completion	525,408	(206,495)	-	318,913
	540,771	(207,870)	-	332,901

(Amounts stated in Euros)

26. COMMITMENTS AND CONTINGENCIES

1. Bank guarantees

As of 31 December 2004 the Company and its subsidiaries had the following guarantees given to third parties:

Bank guarantees relating to the purchase of TCS (a)	3,333,333
Warner Music bank guarantee (b)	1,500,000
Bank guarantees relating to purchase of Expolider (a)	1,384,164
Tax authorities (c)	1,036,210
Bank guarantees relating to the radio expansion project	573,000
IAPMEI (Note 12) (a)	409,578
Bank guarantees relating to lawsuits and other (c)	397,027
União de Leiria bank loan guarantee	149,639
CLMC bank loan guarantee	125,000
CP - Caminhos de Ferro Portugueses, E.P.	61,807
EPUL	11,684
Petrogal	4,987
	8,986,429

(a) Liabilities recorded in the balance sheet.

(b) Bank guarantee given under the distribution agreement between Warner Music Portugal and MC Entertainment.

(c) Tax and legal processes partially provided for, based on legal opinions from the Company's lawyers.

2. Liens and encumbrances

The Company and its subsidiaries have pledged or are committed to pledge the investments in all the fully consolidated subsidiaries mentioned in Note 2, in guarantee of the medium and long term syndicated bank loan (Note 12).
The NBP building was mortgaged in guarantee of a loan amounting to 2,500,000 Euros.

Additionally, all the companies have pledges over their operating licenses, bank accounts, fixed assets and assets to be acquired in the future.

(Amounts stated in Euros)

27. SEGMENT INFORMATION

The main business segment information of Media Capital for the years ended 31 December 2004 and 2003, is as follows:

Television

	2004	2003
Advertising revenue	127,993,023	119,604,141
Variation of production	3,614,792	4,228,456
Other operating revenue	17,625,928	11,491,436
Total operating revenue	149,233,743	135,324,033
Broadcasting costs	27,616,874	34,668,492
Cost of goods sold	3,505,809	-
Subcontracts and third party supplies	48,948,744	39,555,155
Payroll expenses	24,534,871	21,917,221
Other operating expenses	304,842	295,433
Total operating expenses	104,911,140	96,436,301
Depreciation and amortisation	6,511,917	8,204,843
Amortisation of goodwill	3,436,694	3,639,151
Provisions	965,089	767,253
Operating profit	33,408,903	26,276,485
Financial expenses, net	12,011,806	8,755,241
Extraordinary income, net	89,487	(1,551,852)
Profit before income tax and minority interests	21,307,610	19,073,096
Income tax for the year	(6,647,579)	(9,370,081)
Profit applicable to minority interests	1,701	(38,986)
Net profit	14,661,732	9,664,029
Total assets	243,677,003	193,212,934
Liabilities	124,592,023	103,496,961
Investment in fixed assets	4,874,643	5,656,953
Investment in intangible assets	-	43,539

(Amounts stated in Euros)

Radio broadcasting

	2004	2003
Advertising revenue	14,187,860	11,211,364
Other operating revenue	436,252	1,249,948
Total operating revenue	14,624,112	12,461,312
Subcontracts and third party supplies	7,476,143	5,938,306
Payroll expenses	4,740,502	4,778,477
Other operating expenses	169,204	172,922
Total operating expenses	12,385,849	10,889,705
Depreciation and amortisation	1,935,851	3,622,778
Amortisation of goodwill	1,208,912	1,208,912
Provisions	5,809	486,610
Operating loss	(912,309)	(3,746,693)
Financial expenses, net	3,436,096	2,522,457
Extraordinary expenses, net	(21,969)	4,128,997
Loss before income tax	(4,326,436)	(10,398,147)
Income tax for the year	784,465	583,435
Net loss	(3,541,971)	(9,814,712)
Total assets	50,638,743	59,846,454
Liabilities	49,001,154	63,166,891
Investment in fixed assets	670,922	1,646,793
Investment in intangible assets	7,642,275	45,347

(Amounts stated in Euros)

Outdoors

	2004	2003
Advertising revenue	19,299,380	15,509,701
Other operating revenue	31,710	26,861
Total operating revenue	19,331,090	15,536,562
Subcontracts and third party supplies	10,539,663	9,815,091
Payroll expenses	2,992,922	2,026,925
Other operating expenses	2,250,703	2,061,240
Total operating expenses	15,783,288	13,903,256
Depreciation and amortisation	1,197,175	1,269,218
Amortisation of goodwill	1,516,050	1,424,829
Provisions	130,113	108,465
Operating loss	704,464	(1,169,206)
Financial expenses, net	7,942,242	2,619,383
Extraordinary income, net	96,093	(305,841)
Loss before income tax and minority interests	(7,333,871)	(3,482,748)
Income tax for the year	1,482,751	423,371
Loss applicable to minority interests	(225,554)	(212,685)
Net loss	(6,076,674)	(3,272,062)
Total assets	35,755,383	35,249,558
Liabilities	33,437,877	32,316,733
Investment in fixed assets	1,672,133	1,167,382
Investment in intangible assets	-	42,542

(Amounts stated in Euros)

Reconciliation between the Company's segment information disclosed for the year ended 31 December 2004, and the consolidated statements of profit and loss is as follows:

	Total segments	Other companies and consolidation adjustments	Consolidated
Advertising revenue	161,480,263	4,913,582	166,393,845
Subscriptions and newsstand revenue	-	7,163,547	7,163,547
Other operating revenue	21,708,682	23,368,898	45,077,580
Total operating revenue	183,188,945	35,446,027	218,634,972
Broadcasting costs	27,616,874	-	27,616,874
Cost of goods sold	3,505,809	1,991,571	5,497,380
Subcontracts and third party supplies	66,964,550	22,531,629	89,496,179
Payroll expenses	32,268,295	13,315,808	45,584,103
Other operating expenses	2,724,749	71,824	2,796,573
Total operating expenses	133,080,277	37,910,832	170,991,109
Depreciation and amortisation	9,644,943	6,761,637	16,406,580
Amortisation of goodwill	6,161,656	4,455,075	10,616,731
Provisions	1,101,011	421,429	1,522,440
Operating profit/(loss)	33,201,058	(14,102,946)	19,098,112
Financial expenses, net	23,390,144	(6,267,383)	17,122,761
Extraordinary expenses, net	163,611	1,445,464	1,609,075
Profit/(loss) before income tax and minority interests	9,647,303	(9,281,027)	366,276
Income tax for the year	(4,380,363)	(1,355,841)	(5,736,204)
Loss/(profit) applicable to minority interests	(223,853)	(208,543)	(432,396)
Net result	5,043,087	(10,845,410)	(5,802,323)

Other companies and consolidation adjustments consists mainly of:

- Reversal of transactions between segments;
- *Costs and revenues from subsidiaries not included in the reported segments.*

(Amounts stated in Euros)

28. CONSOLIDATED STATEMENT OF CASH FLOWS

The following information should be read in conjunction with the consolidated statements of cash flows for the year ended 31 December 2004.

a) Receipts mainly related with the sale of the TVI land and building, occurred in 2003.

b) Payments relating to investments in subsidiary companies, as follows:

	2004	2003
Reti	5,803,329	-
TCS	666,667	-
Multicena, Fealmar and NBP	-	3,825,982
Cartaz Portugal	-	-
Transjornal	137,250	-
TVI	450,827	3,581,308
World Editing		1,750,000
Radio Expansion Project	6,309,949	1,346,521
Expolider	369,108	-
CLMC	100,000	-
Other	-	460,491
	13,837,130	10,964,302

c) Receipts mainly related with the share capital increase, occurred simultaneously with the Company's IPO.

d) Payments relating to loans previously obtained.

29. PURCHASE COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET

As of 31 December 2004, TVI had contracts relating to the acquisition of broadcasting rights of sports, movies, talk shows, and others amounting to 14,034,913 Euros (5,370,843 Euros as of 31 December 2003). The amounts relating to these contracts were not recorded in the balance sheet as of that date, as TVI did not receive the assets up to 31 December 2004 (Note 3.o)).

During 2003, TVI sold to a real estate fund, the premises in which it is located and entered into a long term (fifteen years) rental contract. The annual rent payment due under the contract amounts to, approximately, 1,403,000 Euros and is subject to annual adjustment based on the inflation rate.

30. FINANCIAL INSTRUMENTS

As of 31 December 2004, MEDIA CAPITAL contracted interest rate swaps, to minimize the exposure risk of changes to interest rates. These interest rate swaps are associated with the syndicated bank loan (Note 12) with the same maturity. As of that date the market value of these swaps is negative, amounting approximately to 2,730,000 Euros.

Additionally, during 2004, the Company contracted with a financial institution an equity swap over its own shares. Under this contract the Company can acquired own shares up to an amount of 10,000,000 Euros. As of 31 December 2004 the financial institution had acquired approximately 127,000 shares. The market value of this equity swap is positive of amounting to 23,000 Euros.

(Amounts stated in Euros)

31. INCENTIVE PLAN

As described in the Company's Prospectus distributed during the IPO process, on 11 March 2004 the Directors' Remuneration Committee, elected at a Shareholders' General Meeting, approved a resolution to grant an extraordinary bonus to the President of the Board of Directors of the Company, if the Company achieves certain financial performance objectives in the year ended 31 December 2004. For this purpose, on 25 September 2004 the Company entered into a contract with the President of its Board of Directors, related with the grant of the bonus.

The contract establishes that the bonus will be granted in the form of a share capital increase, with the remaining shareholders waiving their preemption rights, or through the acquisition from the Company of a maximum of 705,000 shares at the price of 0.51 Euros per share. The right can be exercised during a period of six months as from the date of approval of the Company's consolidated financial statements for the year ended 31 December 2004, after which the right expires. The contract also establishes that if the Company is not in a position to carry out the capital increase or to acquire its own shares, it must pay the above mentioned bonus, corresponding to the difference between the above mentioned price and its market price at the closing of the stock exchange session, on the day on which the President of the Board of Directors expresses his wish to exercise the right, multiplied by the maximum number of shares subject to the right.

Although based on the consolidated financial statements as of 31 December 2004 the above mentioned financial objectives have been achieved, the Board of Directors has not recorded any liability resulting from the above mentioned contract, because it believes that the bonus will be granted through a capital increase to be approved at the Shareholders' General Meeting.

Additionally, during 2004 the Board of Directors approved the general guidelines of an incentive plan for some of MEDIA CAPITAL employees. This incentive plan is based upon rights to acquire shares of the Company. The terms and conditions of this scheme are not yet fully defined and it should be approved by the Remunerations Committee, to be held after the Shareholders Meeting that will approve the 2004 accounts.

Media Capital

GRUPO MEDIA CAPITAL, SGPS, S. A.

Dear shareholders,

The Board of Directors of Grupo Media Capital, SGPS, SA in the execution of the legal and statutory precepts instituted, presents the Management Report and Statutory Consolidated Accounts for the year of 2004. In the terms and for the effects of the number 6 of article 508 – C of the Portuguese Companies Code, the Board of Directors has decided to present a sole Management Report. All the legal requirements are being fulfilled in this document.

MANAGEMENT REPORT FROM THE BOARD OF DIRECTORS
YEAR 2004 ACCOUNTS

INTRODUCTION AND RELEVANT INFORMATION

The Company Grupo Media Capital, SGPS, S. A. ("Company" or "Media Capital" or "Group") following a decision taken in General Assembly on February 10, 2004, altered its legal denomination of CIGM - Companhia Independente de Gestão de Media, SGPS, S.A. ("CIGM"). The Company has as its only investment, a 100% share of MEGLO – Media Global, SGPS, S.A. ("MEDIA GLOBAL"). Through this investment the Company holds indirect participations in the companies mentioned in note 2 of the Notes to the Consolidated Financial Statements on December 31, 2004.

The complete designations of the companies included in this report have the due correspondence in the aforementioned notes to the financial statements, which are an integral part of the Management Report and Consolidated Financial Statements of the Company.

Media Capital

ECONOMIC FRAMEWORK

Traditionally, advertising sales are strongly influenced by the changes in general business and economic conditions of a country. Comparing the growth of the advertising investment with the one of the gross domestic product, the growth rate is usually higher in periods of economic activity expansion but it also has more accentuated decreases in times of economic downturn.

In the 90's the Portuguese advertising market, accompanying the sustained growth of the economy, grew at an impressive pace (always with 2 digits in nominal terms), having reached its peak in 2000, when several factors contributed to an even larger growth than until then, as the liberalization of some services, the intense activity in online projects and a very lively stock market with numerous transactions of companies and some privatizations.

With the slowdown of the economy in the second half of 2001, whose recovery signs were not visible until the end of 2003, the advertising market in Portugal retracted strongly, inevitably affecting the media sector as a whole.

Evolution of ad spend in Portugal (M€)



800
600
400
200
585
692
755
710
644
668
759
1998
1999
2000
2001
2002
2003
2004

Note: values of ad spend in "net 1" – after commercial discounts and agency commissions (before volume rebates)
Source: OMD Portugal

Media Capital

The advertising market recovery signs, already visible by the end of 2003, and the momentum induced by the expectations of economic growth and by great impact events that took place in Portugal, like the Euro 2004 football championship and some important music festivals, contributed to an accelerated growth of the advertising investment, specially in the first half of the year, making 2004 the best year ever for the Portuguese advertising market.

Ad spend split in Portugal (%)

Source : Media Capital



1%
34%
46%
12%
7%
TV
Radio
Outdoors
Press
Cinema/Internet

We believe the growth verified last year to be the first step for the complete recovery of the advertising market and for its sustained growth, an opinion also shared by most financial analysts. The underlying fundamentals to this trend are the still relative underdevelopment of the Portuguese advertising market when compared to major European Union countries (whether in total amounts or in terms of per capita spending or as a percentage of GDP). This lower market development provides the potential for future long term growth, particularly in television and radio advertising, which in Portugal are characterized by a relatively low cost per minute of advertising. In addition, the international trend for the media industry to reduce volume rebates and agency commissions has had an even larger impact on the Portuguese market, with the main television operators significantly reducing these discounts and will continue to do so in 2005, with major players in other media segments also accompanying such reductions. In Outdoor advertising this increase in prices can be furthered through the progressive increase in the quality of advertising networks and as a consequence, of the credibility of their advertising products.



200
219
36
46
Revenues (€M)
EBITDA (€M)
2003
2004

Media Capital

2004 MAIN FACTS

- The advertising investment grew around 11% in 2004, mainly in television, radio and outdoor.
- In 2004, Media Capital advertising revenues increased 10% year-on-year: TV up 7%, Radio up 27%, Outdoors up 24%.
- In Q4 2004, Media Capital advertising revenues increased 7% year-on-year: TV up 5%, Radio up 23%, Outdoors up 2%.
- In 2004, TVI maintained its leadership in prime time audiences and in share of advertising market.
- Year 2004 consolidated EBITDA increased 28% to €46.1 million. Q4 EBITDA grew by 30% to €17.4 million.
- Consolidated EBITDA margin went up 3.1 p.p. to 21.1% in 2004. In Q4 EBITDA margin was up 5.2 p.p. to 28.0%.
- Total debt down € 92 million to € 128 million from December 2003.
- Net result improved €37.7 million from 2003.

ACTIVITY EVOLUTION IN 2004

The year of 2004 was marked by the preparation of the company for public quotation and subsequent listing of the company's shares on Euronext, with the Initial Public Offering taking place with great success (closed on April 2, 2004), as well as by the completion of the reorganization of the company's business areas (following the acquisitions made in previous years) and for the substantial improvement of the commercial and financial performance of Grupo Media Capital. As a consequence of these facts and of the greater awareness of the company's activities by the financial markets, the quotation and liquidity of the group's shares in the stock market had a very positive evolution, leading to the inclusion of Grupo Media Capital,SGPS,SA in the main Portuguese index, the PSI-20.

For the period ending December 31st, 2004, Media Capital Group reported consolidated revenues of €218.6 million, a 9% year-on-year increase and EBITDA (net of all provisions) of €46.1 million, up 28% from 2003. In Q4, EBITDA was up 30% resulting from a 6% increase in consolidated revenues and a 1% decline in total operating expenses.

Operating profit (EBIT) went up from €5.2 million last year to €19.1 million in 2004. Net result improved €37.7 million from 2003, reducing losses to €5.8 million in 2004.

The strong growth in consolidated revenues was due to strong advertising growth in the TV, Radio and Outdoor segments. The favourable trend in the advertising market was due to the return of some of the major advertisers, like banking and car manufacturers, the positive contribution of one-off events like the Euro 2004 and the Rock in Rio Lisbon music festival and to general increases in occupancy and better pricing conditions.

The newsstand and subscription revenues from our press titles also registered significant increases, mainly due to the success of the relaunch of our flagship magazine LUX. On the other hand, the narrowband

Internet Service Provider activity declined, with this reduction being offset by a strong increase in other non advertising revenues (namely CD sales).
Operating expenses were up 5%, following higher non-advertising sales in the TV segment (€4.1 million higher costs), higher programming costs (€2.1 million) mainly related with the Euro 2004 coverage, €1.3 million from the rent of the group's head office (last year costs were recorded as depreciation as the office premises were sold at the end of 2003), an increase in TV production (€1.2 million) and higher marketing costs related to the re-launch of the Radios (€1.1 million). In Q4, operating expenses were down 1% year-on-year.

During 2004 the group performed a recoverability analysis of the Goodwill and Deferred Taxes amounts recorded in our Balance Sheet. According to this analysis the amounts identified and included in the Financial Statements, present no risk of loss on their current value (except for the subsidiary company Eventos, for which an extraordinary amortisation of 679,625 Euros, related with an impairment identified in the goodwill was recorded). Goodwill will be amortised over the defined period and deferred tax assets will be recovered according to local tax laws in future years.

As for the company's total debt, on April 2004 and following the use of part of the proceeds from the IPO, an amendment was made to the existing syndicated loan. With this alteration total debt was reduced and the amortization schedule as well as the financial terms and conditions of the existing syndicated loan were revised.

GRUPO MEDIA CAPITAL'S STRUCTURE

After a beginning linked to the press business and following several acquisitions and the reorganization of its business areas before IPO, Grupo Media Capital is currently one of the main players in the Portuguese media scene and has a significant presence in practically all the main segments of this market, having also developed a range of media related businesses. The main business areas of the Group are:


Media Capital
Television
Other media activities
TVI / NBP
MC Radio
MC Outdoor
Other media
tvi
NBP
mcr
mco
iOl.pt
Market position
1 TV Broadcaster
1 TV Production company
2 Radio Broadcaster
2 Outdoor advertising player
Publisher of 7 reference magazines, # 2 Internet portal and # 3 ISP
Key assets and brands
TVI, NBP, RETI (transmission network)
Rádio Comercial, Cidade FM, Rádio Clube Português, Best Rock FM, Cotonete
Billboards, street furniture, Transportation networks (public)
IOL, Briefing, Lux, Lux Woman, Maxmen, Casas de Portugal, Revista de Vinhos, Portuguese Wines

During the year 2004 the Group proceeded to the simplification of its legal structure, namely in the Outdoor business where 8 companies were merged (Publifaces, Belarte II, Triângulo Ibérico, Rectângulo, Afixe, Europoster, Cartaz e Setep) into Media Capital Outdoor (MCO) as well as 6 other companies which no longer had any activity or for which there was no need for their existence as separate companies (TVI SGPS, TVI Comercial, TVI Programas, MC Marketing Directo, Computech and Sport MC) into Media Global. The main purpose behind such mergers was the simplifying of the Group's structure and the optimization of the operational activity.

Additionally, it was proceeded to the full consolidation of remaining companies of the NBP group that had not been consolidated in 2003 (Móveis de Novela e Teatro Mais) as well as of its Internet subsidiaries Agência Financeira and AB Motor.

As for acquisitions, the Group acquired Radio XXI (holder of a radio broadcasting license), in the sequence of the expansion project in the radio segment (the legal process was only completed in the beginning of 2005). With this acquisition, the Group obtained control of the operator that broadcasts the Best Rock FM format, a station of radio whose format was developed by MCR and whose advertising is sold through the Media Capital Group. In the Outdoor segment, the remaining 35% of the share capital of TCS that did not belong to the Group were acquired. This company is the leading operator in the transportation-advertising segment in Portugal, also having a presence in the street furniture segment. This acquisition will allow this company to strengthen integration in the Outdoor business of the Group, allowing for further potential synergies. It was still in the beginning of 2004 that the legal process of acquisition of the 50% of AB Motor was concluded. This company is responsible for the commercial promotion among car dealers and other related parties of the Autoportal website audiences (driven consumers and professionals of the sector automobile).

In February of 2004, the shareholders of Media Global (sub-holding that holds the participations of the group in the operational companies) exchanged their participation for a share of 8,7% of the Grupo Media Capital through a capital increase, with Media Global becoming 100% held by Media Capital, SGPS, SA.

Still in 2004 a partnership was established with Metro International (the publisher of the largest global daily newspaper) for the release of the Portuguese edition of its free newspaper "Metro", with the first 2 editions out right before the year-end. Metro International is responsible for the operational side of the project, and is the main shareholder in this partnership, with 65% of the share capital. The Group, who provides the editorial contents, controls the remaining 35%.

EXPECTED EVOLUTION IN ACTIVITY FOR 2005

Media Capital's expectations for this year are:

§ Estimated growth of total advertising market between 4% and 6%.

§ Estimated growth of consolidated advertising revenues between 8% and 10%.

§ Estimated growth of total consolidated revenues between 4% and 6%.

§ Total consolidated EBITDA margin between 22% and 24% and EBITDA margin for the television segment between 30 and 33%.

§ Maintenance Capex of 3.5% to 4% of the total revenues.

TELEVISION– Broadcasting and Content Production

The year of 2004 was another good year for TVI confirming the positive trend verified in the last three years.

ACTIVITY EVOLUTION IN 2004



135
149
38
43
Revenues (€M)
EBITDA (€M)
2003 2004

In 2004 advertising revenues in TVI increased about 7%. The station saw its share of all day audience and prime time audience increase from the previous year, which along with the increase in advertising spend in television and also the reduction in discounts granted, including volume rebates, agency commissions, have contributed to this increase in advertising revenues. We should also point out the fact that TVI has retained leadership in prime time audiences and in the main commercial targets, which in turn has allowed TVI to remain has the most significant advertising vehicle in Portugal and therefore keep its leadership in terms of television advertising spend in Portugal.



TVI audience share vs ad spend share (% 2004)
100%
80%
60%
40%
20%
0%
tvi
33.1%
33.6%
33.4%
tvi
42.4%
Audience share
Ad spend share

Although advertising sales remain has its primary source of revenues, TVI continues to develop new forms of generating revenue with strong growth potential. The new sources of revenue include the sponsorship of programs, merchandising, licensing and SMS. Until now, TVI has successfully generated supplemental revenues from these sources, especially when related to reality shows (as "Quinta das Celebridades", a format based on the "Farm"), which generate large volumes of interactive and SMS voting from its viewers. As for operational costs TVI has focused its programming investment in the stronger quarters, when a greater percentage of advertising investment is available (the second and the fourth quarters) and in prime time, with the average cost growth in line with inflation.

AUDIENCE EVOLUTION IN 2004

Prime time audience leadership (between the 20:00 and the 24:00) was reinforced when compared to 2003, with TVI leading, for the fourth year in a row, prime time audiences with a share of 37,2%. This share shows a slight increase from 2003, and gives TVI a lead of over 5 percentage points on its nearest competitor (SIC) and of 11 p.p. on RTP1.


RTP2 RTP1 SIC TVI
All-day audience share variation (%)
Prime time audience share variation (%)
2003
2004
Var. p.p.
32.5%
33.1%
+ 0.6
34.6%
33.6%
- 1.0
27.1%
28.3%
+ 1.2
5.7%
5.1%
- 0.6
2003
2004
Var. p.p.
36.8%
37.2%
+ 0.4
32.8%
32.1%
- 0.7
24.7%
26.1%
+ 1.4
5.7%
4.6%
- 1.1

Source: Marktest, TVI

The average all day audience share of TVI in 2004 was of 33.1%, corresponding to a positive variation of 1.8% from the previous year. On this year, TVI took the second place within the most viewed stations in Portugal television, with a gap of only 0.5 p.p. to SIC.

In terms of commercial targets, TVI is the favorite station for housewives with a 35,2% as well as for the ABC1 socio-economic group of individuals between the ages of 25 to 54 years (the most relevant commercial target), capturing 32,8% of their free-to-air television consumption.


RTP2 RTP1 SIC TVI
Audience share in the main commercial targets (% 2004)
2
1
1
1
3
32.7
35.3
32.8
35.7
29.7
29.6
29.9
27.7
31.8
Adults
Housewives
ABC1 25/54
Housewives ABC1 25/54
Men

Source: Marktest

EVOLUTION OF TELEVISION CONSUMPTION AND SECTOR FRAMEWORK

Following the same trend that had already been verified last year, in 2004 television consumption arose in most of the year's months, although in a less accentuated way. In 2004, each Portuguese, spent on average 214 minutes a day in front of television, or be a positive variation of 3.9% on 2003. This viewing time is considered to be slightly above the European average.

FTA TV consumption (all-day audience %)
Source: Marktest


15
14
13
12
11
10
9
1 2 3 4 5 6 7 8 9 10 11 12
2002
2003
2004

FTA TV all-day audience share (%)
Source: Marktest


50
40
30
20
10
0
1997 1998 1999 2000 2001 2002 2003 2004
TVI
SIC
RTP1
RTP2

In the comparison between free-to-air channels and pay-tv, the earlier ones continue to have a clear advantage: about 88% of the television consumption is provided by the classic channels of free access, while the total contribution of cable channels showed minimum gains in relation to the previous year.

Despite having had its advertising minutes per hour reduced to 6 in 2004 - following an agreement signed in 2003 between the Government and the 3 main FTA television channels - RTP1's disloyal competition still played an important role in 2004, especially due to the audiences obtained with the most the games, including the vast majority of relevant matches, of the Euro 2004 and the extensive coverage of the Olympic Games that took place in Athens.

PROGRAMMING STRATEGY

The values of weighted penetration continue to confirm the success of a generalist channel strategy grounded in three programming lines: rigorous and independent information, a wide range of national fiction and innovation in great entertainment.

News Programs

The accompanying of actuality news through major information programs continues to be an element of reference of the generalist channels and TVI focuses its information services in three main programs in a total of 26 weekly hours - the main informative service, "Jornal Nacional" (20:00), the "Jornal da Uma" (13:00) and a morning program "Diário da Manhã" (7:30–10:00).

The "Jornal Nacional", TVI's evening news program, continues to be the most widely viewed informative service of Portuguese television in the last 4 years: in 2004 this program obtained more than a million and 100 thousand spectators daily, a performance that sustained an audience share of 32%, being the only television news program with a stable position along the last 4 years.


Jornal
Nacional

Observing the segments that make up for its audience, it is verified that it is a news program with a strong urban penetration, middle class and female, and within the generalist channels the program with larger affinity among high and middle class individuals with ages between the 25 and 54 years.

In September 2004 the "TVI Jornal" gave way to "Jornal da Uma" with new editing teams. This adjustment confirmed TVI's bet, with an increase in its average number of viewers from 400 to 500 thousand per edition, with an effective increment in penetration and share (up 3 pp.).

In the course of a typical week type, the group of information programs of TVI reaches more than 84% of the Portuguese population, that is, more than 8 million spectators.

Fiction Programming - National Fiction


QUERIDAS

The year of 2004, represented the continuity of the solid offer of national fiction, which constitutes one of the cornerstones of TVI's approach to the Portuguese public.

In 2004, TVI was responsible for more than two thirds of the broadcasting of this television style, taking seven out the ten top spots among the most viewed Portuguese fiction programs in prime time.

The soap opera "O Teu Olhar", which had its beginning in August of 2003, came to an end in May 2004 and obtained an average audience share of 43% and was contacted daily by 2 million spectators. In November and following nearly a year of broadcasting it was time for the farewell of "Queridas Feras", a soap that with over a million regular viewers reached an average audience share of 44%.

On this year TVI premiered a total of five fiction products. In the first semester it premiered soap opera "Baía das Mulheres" with an average audience share of 41.7%. In the second semester, it was time for "Mistura Fina", a different soap opera, where good humor is always present.

At the end of the afternoon TVI stabilized its offer, mostly aimed at children and teenagers, the series "Morangos com Açúcar" has entered its second year of broadcasting and continues to reinforce the presence of TVI in this target. During the summer period and up to the end September it was possible to accompany the students of the School of the Barra adventures during their vacations, through the broadcast of the series "Morangos com Açúcar – The summer holidays". In October the second series of "Morangos com Açúcar" was launched, still positioned in the end of the afternoon slot, where it continues to occupy a relevant position, with increased audiences among viewers with ages from 4 to 24, and in the female public were this series leads audiences.



In other series, and besides the continuation of "Ana e os Sete" that in its second year of broadcast guaranteed an average contact with 950 thousand viewers, it was time for "Inspector Max" to make a successful debut, capturing the weekly attention of more than a million spectators and obtaining an average audience share above 40%, and registering strong performances in ages up to 34.

Fiction programming - International Fiction

International fiction continues to occupy relevant time slots, especially in the ending of prime time and during the afternoons on weekends, with TVI emphasizing the quality of exhibited movies, including some absolute premieres in television. In 2004, over 1,000 hours of movies were broadcasted, corresponding to close to 600 different titles.

In the Christmas and New Year season, TVI's movies took five of the ten top spots among the most viewed movies with an average audience of 37%. The movie with the year's largest audience - Spider Man - was broadcasted by TVI on Christmas day and reached an average audience of on million and five hundred thousand spectators, with a share of 51%. When compared to 2003, the whole average audience of the station's movies in 2004 increased by about 10%.

Entertainment Programs

The highlight of the year for regular programming in television was reached with the first edition of the "Quinta das Celebridades", based on the "Farm", a program whose good humor and diversity surprised the Portuguese that adhered in an unconditional way.


CELEBRIDADES

Football matches aside (naturally influenced by Euro 2004), 11 out of the 20 highest audience programs in 2004 were broadcasted by TVI, with "Quinta das Celebridades" grasping the top spot as an average of 4.4 million viewers had contact with the great live Sunday show. In December audiences for the Sunday program reached an average share 56%, peaking to 63% on New Years Eve, when the winner was finally revealed

Media Capital

Still in this field, a reference must be made to the premieres of the national humor programs: "Os Batanetes" and "Prédio do Vasco" that quickly conquered the Portuguese made their contribution to strengthen TVI's prime time.

The bet in diversifying – sports programming

With the purpose of improving its performance in specific targets (as the male audiences), TVI expanded its programming offer in 2004 through the acquisition of exclusive transmission rights of one of the main weekly matches of the Portuguese football league for the 2004/05 and 2005/06 seasons.

Between August 28 and December 18, 16 games were broadcasted, and obtained a average audience of over 1.4 million viewers, guaranteeing audience leadership with values above 43%. In the main audience target - male individuals - the obtained share was of 51.8%. The transmission of the matches was complemented with a group of additional programs during the weekend, that in average assured share values always above the 37% in the time slots they were transmitted in.

Social Responsibility Projects

Along the year of 2004, and within the extent of its social responsibility policy, TVI sponsored dozens of social, solidarity and charitable initiatives, through the free popularization of these initiatives in advertising space or included in its programs (of information or entertainment).

Among the initiatives that TVI was a part of, one that motivated a large adherence from the Portuguese public was the partnership of the station with SONAE in the social responsibility project "Missão Sorriso", were an appeal was made for the Portuguese to contribute in the improvement of pediatric facilities in the main Portuguese hospitals, through the purchase of a Book CD with the stories of Leopoldina, resulted in the sale about 490 thousand Books and CD's and allowed to raise almost half a million euros.
Also in providing help to the Asian Southwest countries and the victims of the Tsunami, and from the very first hour, TVI was present in the popularization of several solidarity campaigns. TVI in direct association with the Portuguese Red Cross created in the project "Portugal Solidarity to the Victims from Asia" appealing to donations through the deposit in a bank account that was open especially for this initiative, and through value added calls. The initiative provided excellent results were excellent, having raised over a million euros in ht Portuguese Red Cross bank account, including part of the revenues generated by over 80,000 value added phone calls made by TVI viewers.

Other information

With the concern of bringing the future media professionals closer to the reality of the television environment, TVI welcomes, on a regular base about 20 trainees, among which students from the Social and Cultural Communication Course of the Portuguese Catholic University, included in the Protocol of Collaboration and Interchange dated of 1995.

Alongside this welcoming of trainees, TVI annually grants an award to the top student of the 4th year of Social Communication Course of the Portuguese Catholic University that it consists of a remunerated apprenticeship, with the duration of six months.

NBP

CONTENT PRODUCTION

The television contents production activity increased about 8% when compared to the previous year in terms of production volume, and their total consolidated revenues rose 7%, continuing to be responsible for the production of an important part of the contents broadcasted by TVI, namely in prime time (through soap operas and series as "Queridas Feras", "Baía das Mulheres", "Mistura Fina", "Morangos com Açúcar", "Ana e os Sete" and "Inspector Max", the last one in co-production with another national producer). In total about 43 thousand minutes were produced corresponding to over 800 episodes (more 60 that in 2003).

The NBP Group (area of production of television contents) successfully exported several of its productions, having celebrated new contracts with a number of international operators for the sale of the productions "Jóia de África" (Bulgaria and Bosnia), "Olá Pai" (Romania, China and Turkey) and "Morangos com Açúcar" (Romania and Israel). The Board of Directors believes that the possibility of selling content rights in other markets may come to have an important impact on the Group's profitability, due to the fact that exported programs generate additional revenues with very low associated costs.

ENTERTAINMENT

This area of business includes the editing, recording and sale of CD's and DVD's as well as the production and organization of events.

The year of 2004 was characterized by a substantial worldwide reduction of CD sales, with the Portuguese market accompanying this trend with a downfall of 11% in total CD's sold from 2003.

Despite this negative trend, the Group's music company (Farol Música) had a volume of sales of more than 8 million euros, threefold the amount of 2003.

This exceptionally positive performance resulted from several competitive advantages of Farol Música relative to other music labels (multinationals and independent) operating in the Portuguese market. Namely, a light, dynamic and well dimensioned structure, project orientated management, strong marketing and product promotion investment.

The editorial strategy was to have a reduced number of releases (when compared to the market) with an ambitious marketing plan, but rigorous in its conception and accompanying.

We should also highlight the contribution to these results of the agreement signed with multinational music editor Warner Music that makes Farol Música the exclusive distributor for Portugal of all Warner's catalog. This partnership is not limited to the plain distribution of the catalog but it also includes the marketing, the promotion and the commercial management of Warner Music products, which reflects the good reputation of Farol Música in the Portuguese market.

At a commercial level, Farol Música (excluding Warner Music's titles) obtained a share of 8% in the music and entertainment CD's and DVD's market in 2004, in line with the expectations and close to the "natural" share expected for this business unit.

Numerous awards were obtained, including two Double Platinum records ("Soundtrack - Morangos com Açúcar" e "Phil Collins - Love Songs"), four Platinum ("O Zone", "Soundtrack - Morangos de Verão", "Seal –

Best of 1991-2004" and "Beto - Olhar em Frente") and four gold records ("Soundtrack - Queridas Feras", "Ivete Sangalo - MTV Live", "Juanes - Un dia normal" and "Russel Watson - The Voice").

As for the production of events we should single out the production of the "Euródromo TMN / Radio Comercial" set of events, that alone accounted for over half a million euros in revenues: These events took place in June during the Euro 2004 and animated the main squares of some of the Euro 2004 host cities (Guimarães, Braga, Porto, Leiria and Loulé). This initiative's success surpassed all the expectations of the municipalities, of the Society Euro 2004 and of its sponsors, by the way it manage to capture the public's adherence.

EXPECTED ACTIVITY EVOLUTION FOR 2005

In the year of 2005, TVI will continue to protect the most profitable time slots, especially prime time, to maintain a rigorous control over programming costs in the other schedules, and to reinforce cost control on its structure.

In 2005, particular focus will be given to diversifying and exploring the potential of other non advertising sources of income.

On the human resources side, TVI has a well consolidated organizational structure and therefore - and similarly to what happened in 2004 – no significant increases are expected in this structure.

As for the NBP Group, it will continue to seek the diversification of its client portfolio, trying sign new contracts and carefully analyze business opportunities that may arise from external markets (mainly with the sale of rights of soap operas and series already completed and ready for distribution), and continue to try to obtain new contracts with television companies in other countries, similarly to what has previously occurred with television networks of Brazil and other Latin America countries.

The Entertainment area will continue the strategy of taking advantage of the musical successes of TVI's soap operas and of the Group's radios playlists to edit new CD's, as well as it will try to take full advantage of the agreement with Warner Music.

Media Capital

RADIO

ACTIVITY EVOLUTION IN 2004

The advertising investment in radio increased 15% in 2004, with the first semester having a significant impact due to events such as the Euro 2004 and the "Rock in Rio" music festival that made their mark in Portugal in that period.



12,5
14,6
1,1
2,2
Revenues (€M)
EBITDA (€M)
2003 2004

The Media Capital Radio (MCR) group, however, achieved significant gains in its advertising revenues growing well above the market average, with an increase of 27% in consolidated advertising sales (from 11,2 to 14,2 million euros). The increases in audiences in MCR's radio stations have made this growth possible by attracting new advertisers and thus increasing occupancy rates and creating the conditions for improved net prices.



2003 2004
13.2
16.4
18.8
23.5
24.7
27.3
AAV
audience share
Ad spend share

Source: Marktest; Media Capital

During the year of 2004 MCR's main formats, all of them created or reformatted in 2003, registered increases in their average audience share going from 18.8% in 2003 to 23.5% in 2004 (up 4.7 p.p.) and in previous day accumulated audience (AAV) from 13.2% to 16.4% in 2004 (up 3.2 p.p.).

Rádio Comercial with a "adult contemporary" format rose from 5.8% AAV in the end of 2003 to 6.6% in December of 2004, with relevant increases in their audience target (25 to 44 year old individuals). The station perfected its "playlist" enhancing the great classics (70's and 80's) and introducing more new music (90's and more recent) accompanying the development of the tastes of its main audience target.

Rádio Clube Português (RCP), a "classic hit radio", grew from 3.3% AAV in December of 2003 to 3.7% by the end of 2004, continuing to be the Portuguese radio with the longest average daily listening time. In the Greater Lisbon this radio station is ranked fourth with an AAV of 7.3%. In the second semester of 2004 its coverage was significantly in the covering was enlarged significantly in the Littoral Centre and in the Northern Interior regions of the country, through agreements with 4 local radios. The effects of this expanded coverage will only see its impacts on audiences during the year of 2005.

Best Rock FM, a niche format, aimed at urban youths between the ages of 18 to 24 (especially directed at college students), and with a focus in "urban rock" music, saw its market share vary between 1.5% and 1% in 2004. The new morning show team, brought in at the end of the year and the continued marketing initiatives among its audience targets, as well as the improved coverage planned for 2005, present good prospects for the continuation of its growth, both in audiences and in advertising revenues.

Cidade FM, a "current hit radio" and the last station of the group MCR to be relaunched in September of 2003, registered a strong growth of AAV from 3.0% in December of 2003 to 4.2% by the end of 2004. This radio format has kept its absolute leadership in the age group of 15 to 17 years with an AAV of 23.9% and a share in some regions above 40% in this audience target.

In 2004 MCR continued its process of customer' approach, developing strong and durable partnership relationships. This aspect, together with an increased commercial effectiveness resulting from its "cross selling" policy and the improved and more integrated management model, had a significant contribution to the improvement in results obtained by the MCR group.

Rádio Comercial, a 100% held subsidiary of Media Capital Radio (MCR), reached an agreement in 2004 to acquire, for an amount of 4.8 million euros, 100% of the share capital of Rádio XXI Lda. (Radio XXI). Radio XXI is the holder of a broadcasting license for the 96.6 FM radio frequency in Lisbon. This acquisition will allow MCR to obtain control of the operator that broadcasts the Best Rock FM format, a radio station whose format was developed by MCR and whose advertising is sold through the Media Capital Group. This acquisition obtained the Approval of the High Authority for the Mass Media in 2004, and the legal acquisition process was completed in early 2005.

EXPECTED ACTIVITY EVOLUTION FOR 2005

In 2005 MCR expects to maintain its advertising sales growth above the market average, by further gains in audience share and consequent improved pricing of its advertising space. The MCR group intends to consolidate on this positive cycle that had its beginning in 2003, with the intention of speeding up its plans of leadership, excellence and profitability.

Media Capital

OUTDOOR

ACTIVITY EVOLUTION IN 2004



15,5
19,3
1,5
3,4
Revenues (€M)
EBITDA (€M)
2003 2004

2004 was a year of strong recovery and growth for the Outdoor segment.
The Outdoor market registered an overall growth of 19% over 2003. As for Media Capital Outdoor (MCO), the company has managed to grow at an even faster pace, increasing its total revenues by 24% in 2004.

MCO accomplished three of its main objectives for 2004: outpace market growth, increase market share, now at 22% and strengthen its number two position in the Portuguese Outdoor market.

These results are also a consequence of the internal restructuring that took place in 2004, involving its collaborators (mainly in training and performance appraisal) and improved procedures, organizational and management practices, market relationship and creativity in proposal development.

We should emphasize the importance given to the operational optimization of the company, with the kick-off of the Balanced Scorecard project, the readying for the ISO 9001 quality certification, the certification of our suppliers, the implementation and use of advanced IT systems that allow the company to eliminate or outsource a number of tasks and increase the reliability and quality of the services rendered to our customers.

In 2004 MCO acquired the 35% minority share held by Médias et Régies Europe in TCS, with MCO now owning 100% of TCS share capital, and merged 8 of its subsidiaries (as a result of previous years acquisitions) into MCO in an effort to simplify operational management in the company.

It was also in 2004 that some of MCO's main contracts in the transportation segment were successfully renegotiated and renewed, namely with the Lisbon Subway, the public bus transportation networks of Lisbon, Oporto and Braga, Lisbon ferries and Refer trains, and the new concession of the Oeiras SATU monorail, reinforcing MCO's leadership in transportation advertising.

Media Capital

MCO-TV



The year of 2004 saw the conclusion of the implementation stage and trial period of the MCO-TV project in the Lisbon Subway. This is a clearly innovative project that combines image and sound, allowing for synergies in the production of contents with other companies of the group. MCO TV broadcasts short cycles that combine informative contents and advertising, and therefore is expected to deliver good occupancy rates at competitive prices.

EXPECTED ACTIVITY EVOLUTION FOR 2005

The Group expects 2005 to be a year of continued growth in the advertising market and in the profitability of this sector. This growth is expect to result especially from the optimization of the activity and expected productivity increases from the main market operators, rather than by significant increments in demand.
As for MCO, the implementation of the Balanced Scorecard, the ISO 9001 certification, the beginning of audience measurement in Outdoor media and the increased focus on customers will certainly have their impact in the company's activity.

In any case MCO will certainly benefit from the fact that it prepared itself in 2004, to be able to ensure it provides a better service, at a lower cost and with improved customer satisfaction, as well as from the fact that it will own a new high impact advertising network (MCO-TV), with the potential to allow MCO to outgrow its market and significantly improve operational margins.

Media Capital

PRESS

ACTIVITY EVOLUTION IN 2004

The year of 2004 saw the relaunch of LUX magazine, including graphical and editorial changes, and also the development of an innovative promotion, in a partnership with a renowned brand of cutlery, whose unprecedented success contributed decisively to the circulation increase and caused some of its competitors to try and copy this type of promotion.

All of our titles the publications were subject to slight adjustments in the number of printed copies and in their number of pages and had their editorial budgets revised without however hurting the quality of our magazines. Such actions have enabled a substantial increase in profitability when compared to previous years, and the following points should be highlighted:

- The almost duplication of the share of circulation of Lux magazine from 2003, going from 9,8% to 18%;
- The outstanding growth of Lux in a segment of intense competition, being the publication with the highest circulation increase in 2004 (+92%);
- The growth in average audience of Lux Woman and Maxmen magazines at the end of the year when compared to the previous year.

	2003	2004
Circulation		
Lux	39.722	76.421
Lux Woman	43.424	44.907
Maxmen	55.494	52.554
Casas Port.	13.913	14.045
Audience		
Lux	2.6%	3.8%
Lux Woman	2.0%	2.3%
Maxmen	3.4%	3.6%
Casas Port.	1.4%	1.5%

Source: APCT e Marktest

These results had a substantial impact in the company's results, with revenues from magazine sales rising 33% (40% if we exclude the publications sold or closed in 2003), and other revenues tripled (mainly due to complementary products sold together with Lux magazine), which more made up for the reduction in advertising revenues (down 15% from 2003 or 8% if sold or closed titles in 2003 are exclude from the comparison). Total revenues increased 33% in 2004.

However, we should point out that there is a gap between variances in circulation and the release of these figures to the market (by APCT, the organization in charge of gathering and releasing official circulation figures), and we therefore believe that there is a strong potential for advertising revenue growth in 2005.

During the year of 2004 there were several possibilities for the release of new publications, and the "Notícias Choque" photo magazine was launched before the end of the year, occupying a vacant segment in this market. The company also took advantage of existing content synergies with other group companies and launched "Poster" magazine that turned out several successful editions with posters from TVI's favorite soap operas cast members.

EXPECTED ACTIVITY EVOLUTION FOR 2005

Given the very competitive environment in the press business, Media Capital Edições (MCE) expects above all to consolidate and to develop the existing publications and to seek for new projects with the potential for profitability that may strengthen its current portfolio of products and its position in the market. This strategy may also contemplate the possibility of forming partnerships with foreign editors in order to bring in new contents or themes or the sale of winning contents to other countries.

At the operational costs level, MCE will seek for further improvements in its cost structure with increased control over the number of printed pages and of total copies printed, as well has it expects to renegotiate better conditions with its suppliers. With these measures the company believes that the conditions for a clearly positive operational margin will be created in 2005.

INTERNET

ACTIVITY EVOLUTION IN 2004

The evolution of the communications business in 2004 can be summarized in three great trends:

- Accentuated decline in narrowband internet traffic, partly compensated by gradual increases in prices and reductions in interconnection and VISP (Virtual Internet Service Provider) costs;
- Given the low possibilities of profitability, IOL decided to abandon the broadband Internet service in August, with a free transfer of about 2.000 customers of the IOL Express service to a similar service provided by Telepac;
- Slow development in the sale of "software" as a service for internauts.

Total consolidated revenues in the internet business dropped 28%.

In face of these three main trends the management team decided to act in two separate fronts.

On one side, identifying and exploring all the possible opportunities of cost reduction and on the other hand intensifying its search for new revenue generating opportunities

The search for cost reduction resulted in significant savings in the interconnection costs and in the VISP costs, items of fundamental importance in the access business, and also in the reduction of the company's total staff.

Internet access in Portugal
(subscribers and active users by the year end)



	2001	2002	2003	2004
ADSL	2.886	52.005	184.344	495.107
Cable	93.721	207.486	315.577	437.808
Narrowband	799.793	719.709	688.079	435.085

Source: MCM

Although the growth in the broadband business has harmed the company's access business, it actually benefited total traffic, because the increase in access speed allowed our Internet users to visit more pages during the time than they dedicate to navigating in the Internet. The total traffic of the IOL network, measured in the "banner views", registered an increase of 40% when compared to 2003, with favorable variations in all of the months of the year.

IOL site traffic
(thousands of "banner views")


90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2004
2003

Source: MCM

The above presented growth in traffic should also be explained by the release of new editorial projects in the IOL network. Of these the largest generator of traffic was unquestionably the site of "Quinta das Celebridades", the reality show broadcasted by TVI. For their surprising results the "Clube Amizade – Friendship Club" and "Moda e Social – Fashion and Social Life" projects should also be mentioned.

EXPECTED ACTIVITY EVOLUTION FOR 2005

The management team expects 2005 to witness the continuation of the migration movement towards broadband Internet access. As an inevitable consequence, the contribution of the Internet Service Provider activity to the Group's revenues will continue to decline, at an even larger pace than in 2004, given that the price increase leverage and of reduction of interconnection and VISP costs are already close to the established limits for this market.

In continuing the work developed in 2004, the Internet business management team will have as its main objective for 2005, to promote and increase profitability of the online publishing business of Media Capital, with its second objective set to begin exploring new and already identified and properly appraised growth opportunities.

The goal of profitability for the online publishing business it will be pursued in three ways:

- Growth in advertising revenues, as a result of increased traffic on the IOL network and commercial team work with media buyers and advertisers;
- Exploring contents licensing opportunities (similar to the ones that were already in place in 2004 with Vizzavi and Optimus) and of editorial services rendered (such as the ones that they are negotiated already with the company Transjornal for the editing of the free daily newspaper MetroPortugal);
- Optimization of the company's cost structure, regarding not only its permanent staff structure but also all external suppliers and provided services.

LEGAL DISPOSITIONS

Own Shares

In the terms of article 66 of the Portuguese Companies Code we inform that during the year of 2004 there were no acquisitions of own shares, and for that on December 31, 2004 the Company held no own shares.

Supplement referred to by the article 448 of the Portuguese Companies Code

In the terms of the abovementioned article, we communicate the number of shares held, on December 31, by the shareholders that informed us to hold at least, a tenth, a third or half of the capital:

- Vertix SGPS, S.A. (24,422,813 shares, 29.51% of the share capital)
- UFA Film (9,561,953 shares, 11.55% of the share capital)
- Fidelity (8,495,752 shares, 10.26% of the share capital)

List of Qualified Holdings (known on December 31, 2004)

In the terms and for the effects of paragraph e) of the No. 1 of article 8 of CMVM's Regulation 4/2004, we communicate the list of qualified holdings know to the Company on December 31, 2004:

Shareholders	Nº of shares owned	Share capital percentage	Voting rights percentage
Vertix SGPS SA	24,422,813	29.51%	29.51%
Firstcarma SGPS, SA	1,152,202	1,39%	1.39%
Partrouge SGPS, SA	559,490	0.68%	0.68%
Alvor 2004 SGPS, SA	258,988	0.31%	0.31%
Fredter SGPS, SA	853,506	1.03%	1.03%
Heisamore SGPS, SA	888,743	1.07%	1.07%

To Mr. Miguel Pais do Amaral are attributable 33.10% of the inherent voting rights to the 1,000,000 shares held directly by himself and the shares held by the societies Firstcarma SGPS, SA, Partrouge SGPS, SA and Alvor 2004, SGPS, SA, and still, in agreement with the understanding of CMVM, to the totality of the inherent voting rights of the shares held by Vertix, SGPS, SA, due to his indirect holding of 50% of the share capital of that company.
To the Mr. Nicolas Berggruen are attributable 29.51% of the voting rights, in agreement with the understanding of CMVM, regarding the totality of the inherent voting rights of the shares held by Vertix, SGPS, SA, due to his indirect holding of 50% of the share capital of that company.

Additionally, the Company was informed that according to CMVM's understanding of articles 19 and 20 of the Securities Code, to the joint subscribers of the Shareholders Deed related with Grupo Media Capital SGPS, SA, updated with the information rendered by Vertix to CMVM on November 29, Mr. Miguel Pais of Amaral (as a direct and indirect shareholder of Vertix SGPS, SA), Vertix SGPS, SA, Firstcarma SGPS, SA, Partrouge, SGPS, SA, Alvor 2004 SGPS, SA, Fredter, SGPS, SA and Heisamore SGPS, SA, are attributable the totality of the shares held by them, meaning, they are imputable 35.20% of voting rights of the Group

corresponding to 29,135,742 shares, representative of 35.20% of the share capital of the Company held by *the aforementioned subscribers.*

Shareholders	Nº of shares owned	Share capital percentage	Voting rights percentage
UFA Film – und Fernseh GmbH	9,561,953	11.55%	11.55%

The UFA Film is held at 95.15% by the RTL Group Deutschland Gmbh, which is held at 100% held by CLT-UFA SA.
CLT-UFA SÁ is held at 99.68% by the CLT-UFA SA Holding, which is held at 100% by the RTL Group SA.
Bertelsmann AG holds 83% of the RTL Group SA.

Shareholders	Nº of shares owned	Share capital percentage	Voting rights percentage
Fidelity Investments through:			
Fidelity Management & Research Company	3,758,212	4.54%	4.54%
Fidelity International Limited	4,737,540	5.72%	5.72%
Total Fidelity Investments	**8,495,752**	**10.26%**	**10.26%**

Fidelity Management & Research Company manages the "Fid Europe Fund", which individually holds a share above 2% of corresponding voting rights of the share capital of Grupo Media Capital SGPS, holding 2,083,111 shares or 2.52% of the share capital.

Shareholders	Nº of shares owned	Share capital percentage	Voting rights percentage
The Capital Group Companies, Inc. *through:*			
- Capital Guardian Trust Company	2,414,700	2.92%	2.86%
- Capital International, Inc.	56,500	0.07%	0.07%
- Singapore, Capital International S.A.	28,800	0.03%	0,00%
Total The Capital Group Companies, Inc.	**2,500,000**	**3.02%**	**2.93%**

The above presented percentage of voting rights, communicated to us by CGC, has its correspondence with the local law of the shareholding company, that foresees that voting rights can be limited by the delegation, or not, of the voting rights of the fund subscribers to the managing company. Under Portuguese law, and given that the issuing company does not hold own shares, to the 3.02% of the share capital, correspond 3.02% of the voting rights.

Media Capital

Shareholders	Nº of shares owned	Share capital percentage	Voting rights percentage
Caixa Geral de Depósitos, SA through:			
- Caixa Geral de Depósitos, SA	1,200,000	1.45%	1.45%
- Companhia de Seguros Fidelidade-Mundial, SA	1,200,000	1.45%	1.45%
Total Caixa Geral de Depósitos, SA	**2,400,000**	**2.90%**	**2.90%**

Shareholders	Nº of shares owned	Share capital percentage	Voting rights percentage
Banco Espírito Santo, SA through:			
- ESAF – Espírito Santo Fundos de Investimento Mobiliário, SA	105,800	0.13%	0.13%
- ESAF – Espírito Santo Fundos de Pensões, SA	2,176,200	2.63%	2.63%
- ESAF – Espírito Santo Gestão de Patrimónios, SA (Gestão Discricionária)	68,000	0.08%	0.08%
Total Banco Espírito Santo, SA	**2,350,000**	**2.84%**	**2.84%**

Shareholders	Nº of shares owned	Share capital percentage	Voting rights percentage
Companhia de Seguros Tranquilidade – Vida SA	2,026,490	2.45%	2.45%

Shareholders	Nº of shares owned	Share capital percentage	Voting rights percentage
Nexgen Capital Limited	1,797,022	2.17%	2.17%

Nexgen Capital Limited is held at 100% by Nexgen Re Limited, which is held at 100% by Nexgen Financial Holdings Limited.

Media Capital

Securities issued by the group and held by members of the Governing Bodies

In the terms and for the effects of article 447 of the Portuguese Companies Code, we communicate the shares held by the members of the Governing Bodies of the Company, on December 31, 2004.

Share transactions by members of the Governing Bodies

			Transactions in 2004			
	Shares	Number of Shares 31-12-04	Acquisitions	Alienations	Unit Price	Date
Miguel Maria de Sá Pais do Amaral	GMC	1,000,000				
			49,439		3.93	24 May
			50,118		3.92	25 May
			50,000		3.82	26 May
			50,000		3.78	27 May
			50,000		3.86	28 May
			45,392		3.94	31 May
			55,051		3.90	1 June
			52,000		3.95	2 June
			45,004		3.95	3 June
			30,000		4.10	9 June
			28,000		4.10	10 June
			30,782		4.08	11 June
			50,500		4.09	14 June
			33,714		4.14	15 June
			50,000		4.20	16 June
			35,450		4.31	17 June
			30,000		4.31	18 June
			5,356		4.31	21 June
			5,.000		4.30	22 June
			11,000		4.31	23 June
			27,682		4.31	24 June
			790		4.30	25 June
			44,329		4.30	28 June
			28,663		4.30	29 June
			96,730		4.30	30 June
Bo Einar Lohmann Nilsson	GMC	26,000				
			6,600		3.79	27 May
			19,400		3.79	28 May
Jared Scott Bluestein		0				
Annet Aris		0				
Javier Aguirre Nogues		0				
Jaime Roque de Pinho d' Almeida		0				
Augusto de Athayde Soares D' Álbergaria		0				

Media Capital

Independent Auditor

			Transactions in 2004			
	Shares	No. Shares 31-12-04	Acquisitions	Alienations	Unit Price	Date
Deloitte & Associados, SROC		0				

Corporate Governance Report

The Corporate Governance Report of Grupo Media Capital, SGPS, SA, is presented in a separate annex.

Proposal of Application of Results

The group's consolidated net result for the year of 2004 was a net loss of 5,802,323 euros (five million, eight hundred and two thousand, three hundred and twenty three euros), which we propose to be transferred to accumulated results. Additionally, we propose that the General Assembly approves the coverage, through the existing share premium, of the accumulated net losses and of the negative result of 2004, in the total value of 110,429,659 euros (one hundred and ten million, four hundred and twenty-nine thousand, six hundred and fifty nine euros). We believe this measure to be essential in light of the future possibility of a dividend payout to the shareholders.

Acknowledgements

We wouldn't like to finish this report without a special thank you to all of those who either directly or indirectly contributed to the development of this Group.

Lisbon, March 10, 2005

Board of Directors:
Miguel Pais do Amaral (Chairman)
Annet Aris (Non Executive Director)
Augusto Athayde Soares D'Albergaria (Non Executive Director)
Bo Nilsson (Executive Director)
Jaime Roque de Pinho D'Almeida (Non Executive Director)
Jared Bluestein (Non Executive Director)
Javier Aguirre Nogues (Non Executive Director)

Deloitte.

Deloitte & Associados, SROC S.A.
Inscrição na OROC nº 43
Registo na CMVM nº 231

Edifício Atrium Saldanha
Praça Duque de Saldanha, 1 - 6º
1050-094 Lisboa
Portugal

AUDITORS' REPORT

Introduction

1. We have audited the accompanying consolidated financial statements of Grupo Media Capital, SGPS, S.A. (up to 12 February 2004 called CIGM – Companhia Independente de Gestão de Media, SGPS, S.A. hereinafter "the Company") which comprise the consolidated balance sheet as of 31 December 2004, which presents total assets of 342,541,141 Euros and total equity of 103,819,092 Euros including a net consolidated loss of 5,802,323 Euros, the consolidated statements of profit and loss and cash flows for the year then ended and the accompanying notes.

Responsibilities

2. It is the responsibility of the Company's Board of Directors the preparation of consolidated financial statements that present a true and fair view of the consolidated financial position of the Company, the consolidated results of its operations and its consolidated cash flows, as well as the adoption of adequate accounting principles and criteria and the maintenance of an appropriate system of internal control. Our responsibility is to express a professional and independent opinion on these financial statements, based on our audit.

Scope

3. Our audit was performed in accordance with the auditing standards ("Normas Técnicas e as Directrizes de Revisão/Auditoria") issued by the Portuguese Institute of Statutory Auditors ("Ordem dos Revisores Oficiais de Contas"), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. This audit included verifying, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the estimates, based on judgements and criteria defined by the Company's Board of Directors, used in their preparation. Our audit also included verifying the consolidation process, the confirmation that all material subsidiaries were appropriately audited and assessing the consistency of the accounting principles applied and their disclosure, taking into consideration the circumstances, the applicability of the going concern concept, as well as the adequacy of the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for expressing our opinion.

Deloitte.

Deloitte & Associados, SROC S.A.
Inscrição na OROC nº 43
Registo na CMVM nº 231

Opinion

4. In our opinion, the consolidated financial statements referred to in paragraph 1 above, present fairly, in all material respects, the consolidated financial position of Grupo Media Capital, SGPS, S.A. as of 31 December 2004 and the consolidated results of its operations and its consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal.

Emphasis

5. As explained in Note 31 to the consolidated financial statements, on 25 September 2004 the Company entered into a contract with the President of its Board of Directors, under which he shall receive an extraordinary bonus if certain financial performance objectives are achieved by the Company in the year ended 31 December 2004. The contract establishes that the bonus will be granted in the form of a share capital increase, with the remaining shareholders waiving their pre-emptive rights, or through the acquisition from the Company of a maximum of 705,000 shares at the price of 0.51 Euros per share. The contract also establishes that if the Company is not in a position to carry out the capital increase or to acquire its own shares, it must pay the above mentioned bonus. Although we understand, based on the consolidated financial statements as of 31 December 2004, that the financial performance objectives have been achieved, the financial statements do not reflect any liability resulting from the above mentioned contract, as the Board of Directors believes that the bonus will be granted through a capital increase to be decided at the Shareholders' General Meeting. At this date we do not know the outcome of this matter, namely in which form the bonus will be granted.

6. The consolidated financial statements as of 31 December 2003, presented for comparative purposes only, were audited by us and the opinion thereon, stated in our auditors' report dated 24 February 2004 included an emphasis of matter paragraph, related with the ability of the Company to continue as a going concern, which was depended upon some financial arrangements and the success of future operations. This matter is not applicable to the consolidated financial statements as of 31 December 2004, as those financial arrangements were implemented during the year ended on that date.

Lisbon, 11 March 2005

DELOITTE & ASSOCIADOS, SROC S.A.
Represented by Carlos Pereira Freire